Form 10-K, Exhibit 13
period 1993-12-31
PECO ENERGY CO
filed 1994-03-16
CIK 78100

                                                            EXHIBIT 13

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS
Earnings and Dividends
Earnings per common share in 1993 were $2.45 compared to $1.90 in 1992. The increase in earnings was primarily due to the settlement of the litigation in connection with the 1987 shutdown of the Peach Bottom Atomic Power Station (Peach Bottom), which reduced 1992 earnings by $0.27 per share; more favorable weather in 1993, which increased earnings by $0.26 per share; and the Company's on-going debt and preferred stock refinancing and redemption program, which increased earnings by $0.18 per share. These improvements were partially offset by non-recurring federal income tax settlements, which increased 1992 earnings by $0.10 per share, and the higher 1993 federal income tax rate, which decreased earnings by $0.04 per share.

  As a result of its improved financial condition, the Company increased its annual common stock dividend by 9% to $1.52 per share, effective with the dividend paid in December 1993.

Operating Revenues
                               Electric Revenue         Increase/(Decrease)
(Millions of Dollars)            '93 vs '92                '92 vs '91
Sales                           $     100                 $     (103)
Tax Adjustment Revenues               (19)                        48
Fuel Adjustment Revenue              (106)                       (22)
Energy and Capacity Sales              33                         12
                              -----------                  -----------
                              $         8                  $     (65)
                              ===========                  ==========
1993 vs 1992

Electric revenues increased $8 million in 1993 compared to 1992 primarily as a result of favorable weather and higher sales to other utilities, partially offset by the pass-through of lower fuel costs to customers and lower revenues from large commercial and industrial customers.
  Effective April 1, 1993, the Energy Cost Adjustment (ECA) was changed from a credit value of 3.764 mills per kilowatthour (kWh) to a credit value of 7.600 mills per kWh, which represents a decrease in annual revenue of $123 million.
  Gas revenues increased $17 million in 1993 compared to 1992 primarily as a result of higher interruptible sales resulting from favorable market conditions and an increase in gas being used at the Company's electric gen-erating stations.

1992 vs 1991

Electric revenues decreased $65 million in 1992 compared to 1991 primarily as a result of lower sales to residential customers and large commercial and industrial customers and the pass-through of lower fuel costs to customers. This was partially offset by increased sales to house-heating customers and small commercial and industrial customers. The unusually cool summer of 1992 was the major reason for decreased residential sales.
  Gas revenues increased $9 million in 1992 compared to 1991 primarily as a result of higher sales to house-heating customers due to the cooler weather and an increase in house-heating customers.

Fuel and Energy Interchange Expense

1993 vs 1992
Fuel and energy interchange costs decreased $50 million in 1993 compared to 1992 primarily due to the Company's increased nuclear generation, which reduced higher-cost interchange purchases, and lower cost of fuel. Nuclear generation utilizes the Company's lowest cost fuel. These decreases were partially offset by increased output.

1992 vs 1991

Fuel and energy interchange costs decreased $70 million in 1992 compared to 1991 primarily due to lower fuel costs and to slightly lower output.

Other Operating and Maintenance Expenses

1993 vs 1992

Other operating and maintenance expenses decreased $44 million in 1993 compared to 1992 primarily due to lower charges for uncollectible accounts, lower administrative and general expenses primarily as a result of a reduction in the number of employees and the 1992 charge for the Nuclear Group Voluntary Early Retirement Program and Voluntary Separation Package. These decreases were partially offset by increases in other operating and maintenance charges related to the Company's generating units.

1992 vs 1991

Other operating and maintenance expenses increased $85 million in 1992 compared to 1991 primarily due to higher charges for uncollectible accounts, non-recurring maintenance expenditures incurred at the Company's nuclear generating facilities, the charge for the Nuclear Group Voluntary Early Retirement Program and Voluntary Separation Package, higher accruals for environmental liabilities and increases in other administrative and general expenses.

Depreciation Expense
Depreciation expense increased in both 1993 and 1992 compared to the prior year primarily due to additions to plant in service.

Allowance for Funds Used During Construction
1993 vs 1992

Allowance for Funds Used During Construction (AFUDC) increased in 1993 compared to 1992 primarily due to an increase in Construction Work in Progress, partially offset by a decrease in the 1993 AFUDC rate.

1992 vs 1991
AFUDC decreased in 1992 compared to 1991 primarily due to a decrease in the 1992 AFUDC rate.
Income Taxes
As discussed further in note 12 of Notes to Consolidated Financial Statements, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which was adopted in the first quarter of 1993. Adoption of SFAS No. 109 did not have a material effect upon the Company's results of operations as the Company expects to receive recovery for taxes when paid.

1993 vs 1992
Income taxes charged to operations and to other income increased in 1993 compared to 1992 due to the cost associated with the 1992 settlement of the Peach Bottom co-owners' litigation, higher pre-tax income, lower interest expense, the reduction in 1992 income taxes as a result of the settlement of the Company's 1984-1986 federal income tax returns and the change in the federal income tax rate from 34% to 35% in 1993. These increases were partially offset by a first-quarter 1993 adjustment of excess deferred federal income taxes. This adjustment resulted from a change in estimate to ratably decrease deferred federal income taxes in accord-ance with the tax-rate decrease mandated by the Tax Reform Act of 1986.
1992 vs 1991
Income taxes charged to operations and to other income decreased in 1992 compared to 1991 primarily due to lower pre-tax income and the cost associated with the settlement of the Peach Bottom co-owners' litigation.

Other Taxes
1993 vs 1992
Other taxes increased in 1993 compared to 1992 primarily due to a settlement of the 1990 Pennsylvania Capital Stock Tax and an adjustment of the 1991 Pennsylvania Capital Stock Tax in 1992, and an increase in the real estate tax base.
1992 vs 1991
Other taxes increased in 1992 compared to 1991 primarily due to the refunds in 1991 of prior years' real estate tax over-collections.

Interest Charges
1993 vs 1992
Interest charges decreased in 1993 compared to 1992 primarily due to the Company's on-going program to refinance and redeem higher-interest long-term debt.
1992 vs 1991
Interest charges decreased in 1992 compared to 1991 primarily due to the Company's on-going program to refinance and redeem higher-interest long-term debt and lower interest rates on bank borrowings.

Preferred Stock Dividends
Preferred stock dividends decreased in both 1993 and 1992 compared to the prior year primarily due to the reduced number of preferred shares outstanding and the refinancing of higher-cost preferred stock.

Liquidity and Capital Resources
The Company's capital requirements are primarily for capital expenditures for its construction program and for debt service. Capital resources available to meet these requirements and dividend payments are funded from cash provided by utility operations and, to the extent necessary, external financing.
   The Company meets its short-term liquidity requirements primarily through bank lines of credit, which were $351.2 million at December 31, 1993, against which $119.4 million was outstanding, and through a $150 million commercial paper program. No amounts were outstanding at year-end under the commercial paper program. The Company believes these sources of short-term liquidity are adequate.
  During 1993 and 1992, the Company met its capital requirements with cash generated through operations. Net cash provided by operating activities for 1993 was $1.3 billion. For 1994 through 1997, the Company expects that all of its capital needs will be provided through internally generated funds.

  Construction program expenditures for 1993 were $575 million and are estimated to be $575 million in 1994 and $1.5 billion for 1995 to 1997. The estimated expenditures do not include any amounts for cooling towers at Salem Generating Station (Salem) that may be required for environmental reasons.
The Company does not presently anticipate that construction of the Salem cooling towers will be required; however, if mandated, the estimated cost to the Company would be $230 to $300 million and may require external sources of financing. Certain facilities under construction and to be constructed may require permits and licenses which the Company has no assurance will be granted.
  The current level of the Company's capital expenditures, as a result of the completion of its nuclear construction program, has improved the Company's financial condition. Also contributing to this improvement were the effects of the Company's cost-containment program, an aggressive bill-collection program and revenues from sales of capacity and energy to other utilities.
  Influenced by favorable financial market conditions, the Company has continued its aggressive refinancing and redemption program. During 1993, $2.1 billion of long-term debt and preferred stock were sold to replace debt and preferred stock carrying significantly higher rates of interest and dividends. Also during 1993, the Company utilized internally generated cash to repay $154 million of debt and to redeem $45 million of preferred stock. These transactions resulted in a reduction of approximately $49 million in annualized interest and $6 million in annualized preferred stock dividends. The ratios under the Company's mortgage indenture and Articles of Incorporation at December 31, 1993 were 4.20 and 2.47 times, respectively, compared with minimum issuance requirements of 2.00 and 1.50.
  During 1993, Dividend Reinvestment and Stock Purchase Plan requirements were satisfied by the purchase of shares of common stock on the open market. Depending on the Company's specific requirements, the Company will decide whether to issue shares or purchase shares on the open market in the future.
  The Company's capital structure as of December 31, 1993 was common equity, 42.6%; preferred stock, 6.1%; and long-term debt, 51.3%; compared to its capital structure as of December 31, 1992 of common equity, 40.3%; preferred stock, 6.6%; and long-term debt, 53.1%. The Company anticipates that its improved financial condition will allow it to further strengthen its balance sheet.

Outlook
The Company's financial condition and its future operating results are dependent on a number of factors affecting the Company and the utility industry in general. These factors include the regulation and operation of nuclear generating facilities, increased competition, regulatory and accounting changes and compliance with environmental regulations.

General Business Outlook
The Company's financial condition and future operating results are in part dependent on the continued successful operation of its nuclear generating facilities. The Company's nuclear generating facilities represent approximately 44% of its installed generating capacity. During 1993, the Company's nuclear plants operated at a 78% weighted average capacity factor and produced 60% of the Company's output. Substantial nuclear generation is the most cost-effective way for the Company to meet customer needs and any commitments for off-system sales. In addition, continued operation of the nuclear plants above 60% of capacity is necessary to avoid penalties under the ECA. Additionally, the terms of the 1991 settlement of the Limerick Unit No. 2 rate case afford the Company the opportunity, through sales to other utilities and the efficient operation of Limerick, to increase future earnings. See note 2 of Notes to Consolidated Financial Statements for a description of the ECA and the terms of the Limerick Unit No. 2 rate case settlement.
  At December 31, 1993, the Company had agreements with other utilities to sell up to 799 megawatts (mW) of installed generating capacity and/or associated energy. All of these agreements are either for weekly purchases of energy only or expire during 1994. The Company expects to renew these agreements or negotiate new agreements and to sell over $100 million of capacity and/or energy through such agreements in 1994. The Company's future results of operations are dependent in part on its ability to successfully market its excess generating capacity and associated energy.
  Annual and quarterly operating results can be affected by weather, which can have a significant positive or negative impact. For example, 1993 earnings compared to 1992 were favorably impacted by $0.26 per share due to the summer being one of the hottest in Company history. Conversely, the Company's earnings were negatively impacted by $0.35 per share in 1992 compared to 1991 due to one of the coolest summers ever experienced in the Company's service territory.
  Inflation impacts the Company through increased operating costs and increased capital costs for utility plant. The Company expects that it would recover any increased operating costs, but in times of high inflation, the Company could be adversely impacted by the regulatory lag in reflecting these increased costs in rates. In addition, the replacement costs of the Company's utility plant are significantly higher than the historical costs reflected in the financial statements.
  The Company expects its level of capital investment in utility plant to remain relatively stable since it has sufficient electric generating capacity to meet the anticipated needs of its service territory well into the next decade. Because of the Company's substantial investment in and reliance on its nuclear generating units, any changes in regulations by the Nuclear Regulatory Commission (NRC) requiring additional investments or resulting in increased operating costs of nuclear generating units could adversely affect the Company.
  The Company's budgeted capital expenditures through 1997 include all costs of compliance with Phase I of the Clean Air Act of 1990 (Clean Air Act), including its share of the costs of scrubbers being installed at Conemaugh Generating Station. As a result of its prior investments in scrubbers for Eddystone and Cromby and its investment in nuclear generating capacity, the Company believes that compliance with the Clean Air Act will have less impact on the Company's electric rates than on the rates of other Pennsylvania utilities which are more dependent on coal-fired generation.
  An evaluation of Company sites for potential environmental clean-up liability is on-going, including approximately 20 sites where manufactured gas plant activities may have resulted in site contamination. Past activities at several sites have resulted in actual site contamination. The Company is presently engaged in performing detailed evaluations at certain of these sites to define the nature and extent of the contamination, to determine the necessity of remediation and to identify possible remedi-ation alternatives. As of December 31, 1993 and 1992, the Company has accrued $17 and $13 million, respectively, of study and remediation costs that currently can be reasonably estimated. The Company cannot currently predict whether it will incur other significant liabilities for any additional remediation costs at these or additional sites identified by the Company, environmental agencies or others.

  SFAS No. 112, "Employers' Accounting for Postemploy-ment Benefits," must be adopted by the first quarter of 1994. The Company cannot currently determine the effect of this statement upon the results of operations.
  The Company would ultimately seek to recover through the ratemaking process all capital costs and any increased operating costs, including those associated with NRC regulation of the Company's nuclear generating stations and environmental compliance and remediation, although such recovery is not assured.

Regulatory Assets
At December 31, 1993, the Company had deferred on its balance sheet certain regulatory assets for which current recovery has not yet been approved by the PUC. These regulatory assets include $91 million of operating and maintenance expenses, depreciation and accrued carrying charges on its investment in Limerick Unit No. 2 and 50% of Limerick common facilities, deferred pursuant to a Declaratory Order of the PUC; $45 million of costs not associated with construction activity related to the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"; and $107 million recognized for the effect on deferred taxes of the change in the statutory federal income tax rate from 34% to 35% in 1993. See notes 2, 6 and 12, respectively, of Notes to Consolidated Financial Statements.
  These and other regulatory assets are deferred pursuant to PUC action. Any deferred costs that are not recovered through base rates would be charged against income immediately. The Company has announced its intention not to seek an electric retail base-rate increase in 1994.

Competition
The electric utility industry, in particular power generation to serve the needs of large users such as municipal customers and for off-system sales, has become increasingly competitive. Companies that are able to provide energy at a lower cost are likely to benefit from this competition. Competitors include co-generators and independent power producers. Nonutility generation has resulted, and in the future could result, in the loss of revenues from industrial customers. These factors will continue to challenge the Company to maintain current revenue levels.
  The National Energy Policy Act of 1992 (Energy Act) encourages competition among utilities and nonutility generators by allowing access to utility transmission facilities for wholesale wheeling. The Energy Act directs the Federal Energy Regulatory Commission (FERC) to set prices for wheeling to allow utilities to recover all legitimate, verifiable and economic costs for providing wheeling services, including the cost of expanding their transmission facilities to accommodate required transmission access. Retail wheeling is prohibited under the Energy Act. Retail wheeling would, however, challenge the Company to assure that it continues to be the provider of service to its large commercial and industrial customers and that it positions itself to take advantage of opportunities to expand its customer base by marketing its reliable power sources.
  The Company is currently involved in deliberations before the Maryland Public Service Commission (MdPSC) and FERC concerning the continued purchase by Conowingo Power Company (COPCO), a wholly owned subsidiary of the Company, of all of its power from the Company. COPCO's purchases from the Company represent less than 2% of the Company's annual revenues. Hearings on this matter are to commence in September 1994 and result from a MdPSC order that COPCO perform a study of its power supply alternatives, including competitive bidding. The Company has filed with the FERC a proposal to add an exit fee for the recovery from COPCO of the stranded investment costs, if the power supply needs of COPCO are obtained from a source other than the Company.

  In September 1993, the Board of Directors of the Company approved a plan to reorganize the Company's operations to better enable it to meet the challenges of a competitive environment. The Company's operations will be divided into five strategic business units by January 1, 1995. The business units will be Consumer Energy Services Group, Bulk Power Enterprises, Power Generation Group, Nuclear Generation Group, and Gas Services Group. The plan calls for each business unit to eventually operate as an individual profit center, separate from the other business units.
  In October, in response to its perception of business risk created by intensifying competition within the electric utility industry, the Standard & Poor's (S&P) rating agency tightened the financial ratio benchmarks it uses to rate electric utility company debt. This action has affected a significant portion of the investor-owned electric utility industry. Although the Company's current debt ratings have been affirmed by S&P, the Company's outlook, along with 47 other electric utilities, has been changed from "stable" to "negative." The Company and 21 other electric utilities have had their business positions categorized as "below average." S&P determined the Company's business position to be "below average" because it is considered to be a high-cost producer of electricity with a high dependency on its nuclear generation. Also, the perceived outlook for the economy of the Company's service territory and the Northeast in general contributed to this characterization.
  Moody's Investors Service (Moody's) has also announced that the changing electric utility business environment could, over the next three to five years, lead to bond rating downgrades. Moody's also believes that business risk in the electric utility industry is rising due to deregulation and the resulting competition.
  For a discussion of other contingencies, see notes 2 and 3 of Notes to Consolidated Financial Statements.

            REPORT OF INDEPENDENT ACCOUNTANTS

  To the Shareholders and Board of Directors
  PECO Energy Company:

    We have audited the accompanying consolidated balance sheets of PECO Energy Company and Subsidiary Companies as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows, and changes in common shareholders' equity and preferred stock for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PECO Energy Company and Subsidiary Companies as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
  As discussed in Note 4 of the consolidated financial statements, the Company changed its methods of accounting for non-pension postretirement employee benefits and income taxes in 1993.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
January 31, 1994

                     CONSOLIDATED STATEMENTS OF INCOME

(Thousands of Dollars)                       For the Years Ended December 31,

Operating Revenues                          1993           1992            1991
Electric                                 $3,605,425     $3,597,141      $3,662,573
Gas                                         382,704        365,328         356,013
 Total Operating Revenues                 3,988,129      3,962,469       4,018,586

Operating Expenses
Fuel and Energy Interchange                 659,580        709,115         778,674
Other Operating                             851,254        906,346         842,375
Maintenance                                 364,409        353,502         332,269
Depreciation                                424,952        413,779         400,572
Income Taxes                                354,391        264,483         308,945
Other Taxes                                 298,132        281,868         274,561
 Total Operating Expenses                 2,952,718      2,929,093       2,937,396
 Operating Income                         1,035,411      1,033,376       1,081,190

Other Income and Deductions
Allowance for Other Funds Used
 During Construction                         11,885         10,461          10,619
Settlement of Peach Bottom Litigation          ----       (103,078)           ----
Income Taxes                                (11,808)        40,160         (16,442)
Other, Net                                   11,980          3,392          28,696
 Total Other Income and Deductions           12,057        (49,065)         22,873
 Income Before Interest Charges           1,047,468        984,311       1,104,063

Interest Charges
Long-Term Debt                              432,707        484,153         545,488
Short-Term Debt                              36,002         31,419          36,360
 Total Interest Charges                     468,709        515,572         581,848

Allowance for Borrowed Funds Used
  During Construction                       (11,889)       (10,202)        (12,465)
 Net Interest Charges                       456,820        505,370         569,383
Net Income                                  590,648        478,941         534,680
Preferred Stock Dividends                    49,058         60,731          66,104
 Earnings Applicable to Common Stock     $  541,590      $ 418,210       $ 468,576
Average Shares of Common Stock
  Outstanding (Thousands)                   221,072        220,245         218,234
 Earnings Per Average Common
   Share (Dollars)                      $     2.45       $    1.90       $    2.15
 Dividends Per Common Share (Dollars)   $     1.43       $   1.325       $   1.225

See Notes to Consolidated Financial Statements.

                         CONSOLIDATED BALANCE SHEETS

Assets                                           December 31,
(Thousands of Dollars)                     1993                1992
Utility Plant, at Original Cost
Electric                               $13,102,088         $12,797,389
Gas                                        843,205             781,708
Common                                     203,747             162,061
                                        14,149,040          13,741,158
    Less Accumulated Provision
      for Depreciation                   3,946,805           3,587,317
                                        10,202,235          10,153,841
Nuclear Fuel, Net                          179,529             188,609
Construction Work in Progress              381,247             348,792
Leased Property, Net                       194,702             209,994
 Net Utility Plant                      10,957,713          10,901,236

Current Assets
Cash and Temporary Cash Investments         46,923              50,369
Accounts Receivable, Net
 Customers                                 122,581             138,880
 Other                                      47,768              62,571
Inventories, at Average Cost
 Fossil Fuel                                67,040              63,688
 Materials and Supplies                    142,132             156,706
Deferred Income Taxes                       30,185              39,285
Other                                       58,205              38,466
 Total Current Assets                      514,834             549,965


Deferred Debits and Other Assets
Recoverable Deferred Income Taxes        2,297,368               ----
Deferred Limerick Costs                    433,605             455,161
Deferred Non-Pension Postretirement
 Benefit Costs                              44,691                ----
Investments                                218,636             202,422
Loss on Reacquired Debt                    343,004             273,120
Other                                      222,476             196,323
 Total Deferred Debits and Other
   Assets                                3,559,780           1,127,026
 Total                                 $15,032,327         $12,578,227

See Notes to Consolidated Financial Statements.

                         CONSOLIDATED BALANCE SHEETS

Capitalization and Liabilities                            December 31,
(Thousands of Dollars)                              1993                1992
Capitalization Common Shareholders' Equity
 Common Stock                                    $3,488,477         $3,459,131
 Other Paid-In Capital                                1,214              1,214
 Retained Earnings                                  773,727            561,824
                                                  4,263,418          4,022,169
Preferred and Preference Stock
 Without Mandatory Redemption                      422,472             422,472
 With Mandatory Redemption                         186,500             231,130
Long-Term Debt                                   4,884,343           5,203,961
 Total Capitalization                            9,756,733           9,879,732

Current Liabilities
Notes Payable, Bank                                119,350             110,500
Long-Term Debt Due Within One Year                 252,263              98,998
Capital Lease Obligations Due Within One Year       60,500              58,998
Accounts Payable                                   242,239             241,462
Taxes Accrued                                       24,939              24,334
Deferred Energy Costs                               48,691              72,999
Interest Accrued                                    97,540              15,923
Dividends Payable                                   18,345              19,459
Other                                               90,710              87,887
 Total Current Liabilities                         954,577             830,560

Deferred Credits and Other Liabilities
Capital Lease Obligations                          134,202             150,996
Deferred Income Taxes                            3,386,136           1,001,939
Unamortized Investment Tax Credits                 386,162             302,508
Pension Obligation for Early Retirement Plan       135,286             141,675
Non-Pension Postretirement Benefits Obligation      51,781                ----
Other                                              227,450             270,817
 Total Deferred Credits and Other Liabilities    4,321,017           1,867,935
Commitments and Contingencies (Notes 2 and 3)
 Total                                         $15,032,327         $12,578,227
See Notes to Consolidated Financial Statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      For the Years Ended December 31,
(Thousands of Dollars)
Cash Flows From Operating Activities               1993             1992            1991
Net Income                                       $590,648         $478,941        $534,680
Adjustments to Reconcile Net Income to Net Cash
    Provided by Operating Activities:
 Depreciation and Amortization                    507,069          491,186         499,675
 Deferred Income Taxes                            139,846           81,943          77,836
 Unrecovered Phase-In Plan Revenue                  -----          142,267          96,705
 Deferred Energy Costs                            (24,308)          52,959          16,593
 Sale of Accounts Receivable                        -----            -----         125,000
 Amortization of Leased Property                   58,400           54,600          59,400
 Changes in Working Capital:
    Accounts Receivable                            31,102           82,151         (70,907)
    Inventories                                    11,222            1,395         (26,926)
    Accounts Payable                                  777          (47,403)         36,326
    Other Current Assets and Liabilities          (34,694)        (136,627)         54,633
 Other Items Affecting Operations                 (18,287)         (28,569)         20,073
Net Cash Flows Provided by Operating
  Activities                                    1,261,775        1,172,843       1,423,088

Cash Flows From Investing Activities
Investment in Plant                              (568,076)        (571,829)       (473,448)
Increase in Other Investments                     (16,214)         (32,769)        (43,827)
Net Cash Flows Used by Investing Activities      (584,290)        (604,598)       (517,275)

Cash Flows From Financing Activities
Change in Short-Term Debt                           8,850           10,500         (68,500)
Issuance of Common Stock                           29,346           12,465          66,453
Issuance of Preferred Stock                       142,700          140,000            ----
Retirement of Preferred Stock                    (187,330)        (224,462)        (15,330)
Issuance of Long-Term Debt                      1,994,765        1,369,540         278,000
Retirement of Long-Term Debt                   (2,148,963)      (1,504,877)       (692,867)
Loss on Reacquired Debt                           (69,884)         (85,380)        (58,419)
Dividends on Preferred and Common Stock          (366,081)        (349,856)       (333,319)
Change in Dividends Payable                        (1,114)         (16,607)          8,575
Expenses of Issuing Long-Term Debt and
  Preferred Stock                                 (24,820)         (11,660)            (68)
Capital Lease Payments                            (58,400)         (54,600)        (59,400)
Net Cash Flows from Financing Activities         (680,931)        (614,937)       (874,875)

(Decrease) Increase in Cash and
  Cash Equivalents                                 (3,446)         (46,692)         30,938
Cash and Cash Equivalents at beginning
  of period                                        50,369           97,061          66,123
Cash and Cash Equivalents at end of period        $46,923          $50,369          97,061

See Notes to Consolidated Financial Statements.

                    CONSOLIDATED STATEMENTS OF CHANGES IN
               COMMON STOCKHOLDERS' EQUITY AND PREFERRED STOCK

                                                                         Other
                                               Common Stock            Paid-In        Retained           Preferred Stock
(All Amounts in Thousands)                Shares           Amount      Capital        Earnings       Shares          Amount
Balance, January 1, 1991                 216,953       $3,380,213       $1,214        $243,106        7,534        $753,394

Net Income                                                                             534,680
Cash Dividends Declared
 Preferred Stock
   (at specified annual rates)                                                         (65,966)
Common Stock ($1.225 per share)                                                       (267,353)
Expenses of Capital Stock Activity                                                         (68)

Issuance of Stock
Dividend Reinvestment and
 Stock Purchase Plan                       2,925           63,207
Long-Term Incentive Plan                     152            3,246
Redemptions                                                                                            (153)        (15,330)

Balance, December 31, 1991               220,030        3,446,666        1,214         444,399        7,381         738,064
Net Income                                                                             478,941
Cash Dividends Declared
 Preferred Stock
   (at specified annual rates)                                                         (58,021)
 Common Stock ($1.325 per share)                                                      (291,835)
Expenses of Capital Stock Activity                                                     (11,660)

Issuance of Stock
 Long-Term Incentive Plan                    504           12,465
Issuances                                                                                             1,400         140,000
Redemptions                                                                                          (2,245)       (224,462)

Balance, December 31, 1992               220,534        3,459,131        1,214         561,824        6,536         653,602


Net Income                                                                             590,648
Cash Dividends Declared
 Preferred Stock
   (at specified annual rates)                                                         (49,919)
 Common Stock
   ($1.43 per share)                                                                  (316,162)
Expenses of Capital Stock Activity                                                      (5,625)

Issuance of Stock
 Long-Term Incentive Plan                    982           29,346                       (7,039)
 Issuances                                                                                            1,427         142,700
Redemptions                                                                                          (1,873)       (187,330)

Balance, December 31, 1993               221,516       $3,488,477       $1,214         773,727        6,090        $608,972

See Notes to Consolidated Financial Statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Significant Accounting Policies
General
The consolidated financial statements of PECO Energy Company (Company), formerly known as Philadelphia Electric Company, include the accounts of its utility subsidiary companies, all of which are wholly owned. Non-utility subsidiaries are not material and are accounted for on the equity method. Accounting policies are in accord-ance with those prescribed by the regulatory authorities having jurisdiction, principally the Pennsylvania Public Utility Commission (PUC) and the Federal Energy Regulatory Commission (FERC).

Revenues
Customers' meters are read and bills are prepared on a cycle basis. At the end of each month, the Company accrues an estimate for the unbilled amount of energy delivered to customers.
  Pursuant to a phase-in plan approved by the PUC in its electric base-rate order dated April 19, 1990, the Company recorded revenue equal to the full amount of the rate increase approved, based on kilowatthours rendered to customers. On April 5, 1991, that plan was amended by the PUC as part of the settlement of all appeals arising from the Limerick Generating Station (Limerick) Unit No. 2 rate proceeding to permit recovery of the remaining unrecovered revenue by December 31, 1992 (see note 2). As of December 31, 1993 and 1992, the Company had no unrecovered phase-in plan revenue.

Fuel and Energy Cost Adjustment Clauses
The Company's classes of service are subject to fuel adjustment clauses designed to recover or refund the differences between actual costs of fuel, energy interchange, and purchased power and gas, and the amounts of such costs included in base rates. Differences between the amounts billed to customers and the actual costs recoverable are deferred and recovered or refunded in future periods by means of prospective adjustments to rates. Generally, such rates are adjusted every twelve months. In addition to reconciling fuel costs and revenues, the Company's Energy Cost Adjustment (ECA), established by the PUC, incorporates a nuclear performance standard which allows for financial bonuses or penalties depending upon whether the Company's system nuclear capacity factor exceeds or falls below a specified range (see note 2).

Nuclear Fuel
Nuclear fuel is capitalized and charged to fuel expense on the unit of production method. Estimated costs of nuclear fuel disposal are charged to fuel expense as the related fuel is consumed. The Company's share of nuclear fuel at Peach Bottom Atomic Power Station (Peach Bottom) and Salem Generating Station (Salem) is accounted for as a capital lease. Nuclear fuel at Limerick is owned.

Depreciation and Decommissioning
The annual provision for depreciation is provided over the estimated service lives of plant on the straight-line method. Annual depreciation provisions for financial reporting purposes, expressed as a percent of average depreciable utility plant in service, were approximately 2.75% in 1993 and 1992 and 2.74% in 1991.
  The Company's share of the estimated costs for decommissioning nuclear generating stations currently is being charged to operations over the expected service life of the related plant. The amounts recovered from customers are deposited in escrow and trust accounts and invested for funding of future costs and credited to accumulated depreciation (see note 3).

Income Taxes
In 1993, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting of income taxes. In addition, the effects of the Alternative Minimum Tax (AMT) are normalized. Investment Tax Credit (ITC) is deferred and amortized to income over the estimated useful lives of the related utility plant. ITC related to plant in service, not included in rate base, is accounted for on the flow-through method.

Allowance for Funds Used During Construction (AFUDC)
AFUDC is the cost, during the period of construction, of debt and equity funds used to finance construction pro-jects. AFUDC is recorded as a charge to Construction Work in Progress, and the credits are to Interest Charges for the pre-tax cost of borrowed funds and to Other In-come and Deductions for the remainder as the allowance for other funds. The rates used for capitalizing AFUDC, which averaged 9.39% in 1993, 10.61% in 1992 and 10.88% in 1991, are
computed under a method prescribed by the regulatory authorities. AFUDC is not included in regular taxable income and the depreciation of capitalized AFUDC is not tax deductible.

Nuclear Outage Costs
Incremental nuclear maintenance and refueling outage costs are accrued over the unit operating cycle. For each unit, an accrual for incremental nuclear maintenance and refueling outage expense is estimated based upon the latest planned outage schedule and estimated costs for the outage. Differences between the accrued and actual expense for the outage are recorded when such differences are known.
Capitalized Software Costs
Software projects which exceed $5 million are capitalized. At December 31, 1993 and 1992, capitalized software costs totalled $56 million and $40 million (net of $3 million and $1 million accumulated amortization), respectively. Such capitalized amounts are amortized ratably over the expected lives of the projects when they become operational, not to exceed 10 years.

Gains and Losses on Reacquired Debt
Gains and losses on reacquired debt are deferred and amortized to interest expense over the period approved for ratemaking purposes.

SFAS No. 112
SFAS No. 112, "Employers' Accounting for Postemployment Benefits," must be adopted by the first quarter of 1994. The Company cannot currently determine the effect of this statement upon the results of operations.

Reclassifications
Certain prior-year amounts have been reclassified for comparative purposes. These reclassifications had no effect on net income.

2. Rate Matters
Limerick Unit No. 2 Electric Rate Order As part of the April 19, 1990 PUC order, the PUC approved recovery of $285 million of deferred Limerick costs representing carrying charges and depreciation associated with 50% of Limerick common facilities. These costs are included in base rates and are being recovered over the life of Limerick. The PUC also approved recovery of $137 million of Limerick Unit No. 1 costs which had previously been deferred pursuant to a Declaratory Order dated September 28, 1984. These costs are being recovered over a ten-year period without a return on investment.

  On April 5, 1991, the PUC approved the settlement of all appeals arising from the Limerick Unit No. 2 rate order. Under the terms of the settlement, the Company is allowed to retain for shareholders any proceeds above the average energy cost for sales of up to 399 megawatts (mW) of capacity and/or associated energy, since the PUC had ruled that the Company had 399 mW of near-term excess capacity in the Limerick Unit No. 2 rate order. Beginning on April 1, 1994, the settlement provides for the Company to share in the benefits which result from the operation of both Limerick Unit No. 1 and Unit No. 2 through the retention of 16.5% of the energy savings. Through 1994, the Company's potential benefit from the sale of up to 399 mW of capacity and/or associated energy and the retained Limerick energy savings is limited to $106 million per year, with any excess accruing to customers. Beginning in 1995, in addition to retaining the first $106 million, the Company will share in any excess above $106 million with the Company's share of the excess being 10% in 1995, 20% in 1996 and 30% in 1997 and thereafter. During 1993, 1992 and 1991, the Company recorded as revenue net of fuel costs $38, $34 and $25 mil- lion, respectively, as a result of the sale of the 399 mW of capacity and/or associated energy.
  As a part of the settlement, the Company agreed not to file an electric base-rate increase before April 1, 1994, except as allowed by the PUC or for emergency or single-issue rate filings to recover costs associated with new legislation or regulations.

Single-Issue Electric Base-Rate Increase Filed On September 11, 1992, the Company filed with the PUC a request for a 1.5% electric base-rate increase designed to recover the increased costs associated with the implementation of SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions." See notes 4 and 6.
  On March 25, 1993, the PUC issued a policy statement for implementation of SFAS No. 106 which states that the PUC "intends to move all jurisdictional utilities to SFAS No. 106 accrual accounting for ratemaking purposes with-in approximately five years and to allow the recovery in base rates of all deferred amounts in approximately 20 years to the extent that costs are prudently incurred and examined in a base-rate proceeding prior to rate recognition."
  On September 2, 1993, the PUC issued an order denying the Company current recovery of these costs, stating that the settlement of all appeals arising from the PUC's 1990 Limerick Unit No. 2 order precluded the Company from seeking an increase in electric base rates for these costs before April 1, 1994. The September 2, 1993 order authorized the Company to defer the additional SFAS No. 106 expense as a regulatory asset in accordance with the PUC policy statement. On September 30, 1993, the Company filed with the Commonwealth Court of Pennsylvania a petition for review of the PUC's final order.
  Recovery through rates of the Company's SFAS No. 106 transition obligation of $505 million and amounts deferred pursuant to the PUC's September 2, 1993 Order will be permitted only if included in a general base-rate case within approximately five years and deemed prudently incurred. The Company's future earnings will be adversely affected to the extent that the Company is not ultimately permitted to recover the additional non-pension postretirement benefits costs resulting from the adoption of SFAS No. 106 through the ratemaking process. While non-pension postretirement benefits costs traditionally have been allowed for ratemaking on a pay-as-you-go basis, recovery of the deferred costs through the rate making process is not assured.

Limerick Unit No. 2 Declaratory Order
Pursuant to a Declaratory Order of the PUC, the Company deferred the operating and maintenance expenses, depreciation and accrued carrying charges on its capital investment in Limerick Unit No. 2 and 50% of Limerick common facilities during the period from January 8, 1990, the commercial operation date of Limerick Unit No. 2, until April 20, 1990, the effective date of the Limerick Unit No. 2 rate order. At December 31, 1993 and 1992, such costs included in Deferred Limerick Costs totalled $91 million. Recovery of such costs deferred pursuant to the Declaratory Order will be addressed by the PUC in a subsequent electric base-rate case, although such recovery is not assured. Any amounts not recovered would be charged against income.

Energy Cost Adjustment
The Company is subject to a PUC-established electric ECA which, in addition to reconciling fuel costs and revenues, incorporates a nuclear performance standard which allows for financial bonuses or penalties depending on whether the Company's system nuclear capacity factor exceeds or falls below a specified range. The bonuses or penalties are based upon average system replacement energy costs. If the capacity factor is within the range of 60-70%, there is no bonus or penalty. If the capacity factor exceeds the specified range, progressive incremental bonuses are earned and, if the capacity factor falls below the specified range, progressive incremental penalties are incurred.
  For the years ended December 31, 1993, 1992 and 1991, the Company's nuclear capacity factors were 78%, 71% and 75%, respectively. This entitled the Company to bonuses reflected in 1993, 1992 and 1991 income of $10, $1 and $5 million, respectively.

3. Commitments and Contingencies
Construction Expenditures
Construction expenditures are estimated to be $575 million for 1994 and $1.5 billion for 1995-1997. For 1994-1997, the Company expects that all of its capital needs will be provided through internally generated funds. These construction expenditure estimates are reviewed and revised periodically to reflect changes in economic conditions, re-vised load forecasts and other appropriate factors. Certain facilities under construction and to be constructed may require permits and licenses which the Company has no assurance will be granted.
  The Company's operations have in the past and may in the future require substantial capital expenditures in order to comply with environmental laws. The Company expects that any capital expenditures to construct facilities for compliance with environmental laws and the operating costs of such facilities would be recoverable through the rate-making process, although such recovery is not assured.

Nuclear Insurance
The Price-Anderson Act, as amended (Price-Anderson Act), sets the limit of liability of approximately $9.4 billion for claims that could arise from an incident involving any licensed nuclear facility in the nation. The limit is subject to increase to reflect the effects of inflation and changes in the number of licensed reactors. All utilities with nuclear generating units, including the Company, have obtained coverage for these potential claims through a combination of private insurances of $200 million and mandatory participation in a financial protection pool. Under the Price-Anderson Act, all nuclear reactor licensees can be assessed up to $76 million per reactor per incident, payable at $10 million per reactor per incident per year. This assessment is subject to inflation, state premium taxes and an additional surcharge of 5% if the total amount of claims and legal costs exceeds the basic assessment.
  If the damages from an incident at a licensed nuclear facility exceed $9.4 billion, the President of the United States is to submit to Congress a plan for providing additional compensation to the injured parties. Congress could impose further revenue-raising measures on the nuclear industry to pay claims. The Price-Anderson Act and the extensive regulation of nuclear safety by the Nuclear Regulatory Commission (NRC) do not preempt claims under state law for personal, property or punitive damages related to radiation hazards.
  The Company maintains property insurance, including decontamination expense coverage and premature decommissioning coverage, for loss or damage to its nuclear facilities. Although it is not possible to determine the total amount of the loss that may result from an occurrence at these facilities, the Company maintains its $2.75 billion proportionate share for each station. Under the terms of the various insurance agreements, the Company could be assessed up to $35 million for losses incurred at any plant insured by the insurance companies. The Company is self-insured to the extent that any losses may exceed the amount of insurance maintained. Any such losses, if not recovered through the ratemaking process, could have a material adverse effect on the Company's financial condition.
  The Company is a member of an industry mutual insurance company which provides replacement power cost insurance in the event of a major outage at a nuclear station. The premium for this coverage is subject to an assessment for adverse loss experience. The Company's maximum share of any assessment is $17 million per year.

Nuclear Decommissioning and Spent Fuel Storage
In conjunction with the PUC's April 19, 1990 electric baserate order, the PUC recognized a revised decommissioning cost estimate based upon total cost. The Company's share of this revised cost is $643 million expressed in 1990 dollars, which the Company believes would be substantially unchanged at December 31, 1993.
  Under a contract with the U.S. Department of Energy (DOE), the DOE is obligated ultimately to take possession of all spent nuclear fuel generated by the Company's nuclear units for long-term storage by no later than 1998. The contract currently requires that a spent fuel disposal fee of one mill ($.001) per net kilowatthour generated be paid to the DOE. The fee may be adjusted prospectively in order to ensure full cost recovery.
  The DOE has stated that it will not be able to open a permanent, high-level nuclear waste storage facility until 2010, at the earliest. The DOE stated that the delay was a result of its seeking new data about the suitability of the proposed storage facility site at Yucca Mountain, Nevada, opposition to this location for the respository and the DOE's revision of its civilian nuclear waste program. The DOE stated that it would seek legislation from Congress for the construction of a temporary storage facility which would accept spent nuclear fuel from utilities in 1998 or soon thereafter. Although progress is being made at Yucca Mountain and several communities have expressed interest in providing a temporary storage site, the Company cannot predict when the temporary and permanent federal storage facilities will become available.
  Peach Bottom and Limerick have on-site storage facilities with the capacity to store spent fuel discharged from the units through the late 1990's and, by further modifying spent fuel storage facilities, capacity could be provided until approximately 2010. Salem has spent fuel storage capacity through 1998 for Unit No. 1 and 2002 for Unit No. 2. Public Service Electric and Gas (PSE&G) is planning expansion of the fuel storage capacity of Salem.

  The National Energy Policy Act of 1992 (Energy Act) provides, among other things, that utilities with nuclear reactors must pay for the decommissioning and decontamination of the DOE nuclear fuel enrichment facilities. The total costs are estimated to be $150 million per year for 15 years, of which the Company's share was estimated at December 31, 1992 to be $6 million per year, subsequently revised to $5 million in September 1993. The Energy Act provides that these costs are to be recoverable in the same manner as other fuel costs. The Company has recorded the liability and a related regulatory asset, which at December 31, 1993 and 1992 was $69 and $96 million, respectively.
  The Company is currently recovering in rates costs for nuclear decommissioning and decontamination and spent fuel storage. The Company believes that the ultimate costs of decommissioning and decontamination, spent fuel disposal and any assessment under the Energy Act will continue to be recoverable through rates, although such recovery is not assured.

Environmental Issues
Under federal and state environmental laws, the Company is generally liable for the costs of remediating environmental contamination of property now or formerly owned by the Company and of property contaminated by hazardous waste generated by the Company. The Company owns or leases a substantial number of real estate parcels, including parcels on which its operations or the operations of others may have resulted in contamination by substances which are considered hazardous under the environmental laws. The Company is currently involved in a number of proceedings relating to sites where hazardous waste has been deposited and may be subject to additional proceedings in the future. An evaluation of Company sites for potential environmental clean-up liability is on-going, including approximately 20 sites where manufactured gas plant activities may have resulted in site contamination. Past activities at several sites have resulted in actual site contamination. The Company is presently engaged in performing detailed evaluations at certain of these sites to define the nature and extent of the contamination, to determine the necessity of remediation and to identify possible remediation alternatives. As of December 31, 1993 and 1992, the Company had accrued $17 and $13 million, respectively, for various investigation and remedi-ation costs that currently can be reasonably estimated. The Company cannot currently predict whether it will incur other significant liabilities for additional investigation and remediation costs at these or additional sites identified by the Company, environmental agencies or others, or whether any such costs will be recoverable through rates or from third parties.

Other Litigation
On April 11, 1991, 33 former employees of the Company filed an amended class action suit against the Company in the United States District Court for the Eastern District of Pennsylvania (Eastern District Court) on behalf of approximately 141 persons who retired from the Company between January and April 1990. The lawsuit, filed under the Employee Retirement Income Security Act (ERISA), alleges that the Company fraudulently and/or negligently misrepresented or concealed facts concerning the Company's 1990 Early Retirement Plan and thus induced the plaintiffs to retire or not to defer retirement immediately before the initiation of the Early Retirement Plan, thereby depriving the plaintiffs of substantial pension and salary benefits. On June 6, 1991, the plaintiffs filed amended complaints adding additional plaintiffs. The lawsuit names the Company, the Company's Service Annuity Plan
(SAP) and two Company officers as defendants. The plaintiffs seek approximately $20 million in damages representing, among other things, increased pension benefits and nine months' salary pursuant to the terms of the Early Retirement Plan, as well as punitive damages. The ultimate outcome of this matter is not expected to have a material adverse effect on the Company's financial condition.
  On May 2, 1991, 37 former employees of the Company filed an amended class action suit against the Company, the SAP and three former Company officers in the Eastern District Court, on behalf of 147 former employees who retired from the Company from January through June 1987. The lawsuit was filed under ERISA and concerns the August 1, 1987 amendment to the SAP. The plaintiffs claim that the Company concealed or misrepresented the fact that the amendment to the SAP was planned to increase retirement benefits and, as a consequence, they retired prior to the amendment to the SAP and were deprived of significant retirement benefits. The complaint does not specify any dollar amount of damages. The ultimate outcome of this matter is not expected to have a material adverse effect on the Company's financial condition.
  On May 25, 1993, the Company received a letter from attorneys on behalf of a shareholder demanding that the Company's Board of Directors commence legal action against certain Company officers and directors with respect to the Company's credit and collections practices. The basis of the demand is the findings and conclusions contained in the Credit and Collection section of the May 1991 PUC Management Audit Report prepared by Ernst & Young. At its June 28, 1993 meeting, the Board of Directors appointed a special committee of directors to consider whether such legal action is in the best interest of the Company and its shareholders.
  On July 26, 1993, attorneys on behalf of two shareholders reinstituted a shareholder derivative action against several of the Company's present and former officers alleging mismanagement, waste of corporate assets and breach of fiduciary duty in connection with the Company's credit and collections practices. This action is also based on the findings and conclusions contained in the Credit and Collections section of the May 1991 PUC Management Audit Report prepared by Ernst & Young. The plaintiffs seek, among other things, an unspecified amount of damages and the awarding to the plaintiffs of the costs and disbursements of the action, including attorneys' fees.
  Any monetary damages which may be recovered, net of expenses, would be paid to the Company because the lawsuit is brought derivatively by shareholders on behalf of the Company.
  The Company is involved in various other litigation matters, the ultimate outcomes of which, while uncertain, are not expected to have a material adverse effect on the Company's financial condition; however, they could have a material effect on quarterly operating results when resolved in a future period.

4. Changes in Accounting
Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the recognition of the expected costs of the benefits during the years employees render service, but not later than the date eligible for retirement using the prescribed accrual method. For 1992 and prior, the Company recognized these costs on a pay-as-you-go basis. The Company is currently recovering in base rates the pay-as-you-go costs. Adoption of SFAS No. 106 resulted in a transition obligation of $505 million, which is being amortized on a straight-line basis over 20 years. Adoption of SFAS No. 106 had no impact on the Company's results of operations as the Company is deferring these increased costs (see note 6).

  Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting for income taxes utilizing the cumulative method of adoption. As a result, the Company recognized a charge of $3 million or $0.02 per share during 1993. The Company has also recorded an additional accumulated deferred income tax liability along with a corresponding recoverable deferred income tax asset of $2.3 billion at December 31, 1993 (see note 12).

 5. Retirement Benefits
The Company and its subsidiaries have non-contributory trusteed retirement plans applicable to all regular employees. The benefits are based primarily upon employees' years of service and average earnings prior to retirement. The Company's funding policy is to contribute, at a minimum, amounts sufficient to meet ERISA requirements. Approximately 71%, 78% and 79% of pension costs were charged to operations in 1993, 1992 and 1991, respectively, and the remainder, associated with construction labor, to the cost of new utility plant.
  Pension costs for 1993, 1992 and 1991 included the following components:

(Thousands of Dollars)                      1993     1992     1991
Service cost * benefits
 earned during the period                $33,673  $ 30,191  $ 23,692
Interest cost on projected benefit
 obligations                             134,658   129,000   121,826
Actual return on plan assets            (226,240) (122,869) (345,677)
Amortization of transition asset          (4,538)   (4,539)   (4,539)
Amortization and deferral                 87,733    (5,741)  227,038
 Net pension cost                        $25,286   $26,042  $ 22,340

  The changes in net periodic pension costs in 1993, 1992 and 1991 were as follows:

(Thousands of Dollars)                      1993      1992      1991
Change in number, characteristics and
 salary levels of participants and net
 actuarial gain                           $(756)    $ (840)   $ 3,402
Change in plan provisions                  ----       ----      1,978
Change in actuarial assumptions            ----      4,542      4,754
 Net change                                (756)   $ 3,702    $10,134

  Plan assets consist principally of common stock, U.S. government obligations and other fixed income instruments. In determining pension costs, the assumed long-term rate of return on assets was 9.50% for 1993, 1992 and 1991.
  The weighted-average discount rate used in determin-ing the actuarial present value of the projected benefit obligation was 7% at December 31, 1993 and 7.75% at December 31, 1992 and 1991. The average rate of increase in future compensation levels ranged from 4% to 6% at December 31, 1993 and ranged from 4.5% to 6.5% at December 31, 1992 and 1991.

  Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan. The funded status of the plan at December 31, 1993 and 1992 is summarized as follows:

(Thousands of Dollars)                       1993               1992
Actuarial present value of accumulated
 plan benefit obligations:
Vested benefit obligations              $(1,482,868)        $(1,315,292)
Accumulated benefit obligation          $(1,600,768)         (1,410,777)
Projected benefit obligation for
 services rendered to date               (1,972,332)        $(1,740,013)
Plan assets at fair value                 1,844,281           1,709,802
Funded status                              (128,051)            (30,211)
Unrecognized transition asset               (53,865)            (58,402)
Unrecognized prior service costs             95,728             101,955
Unrecognized net gain                       (77,245)           (183,820)
Pension liability                         $(163,433)         $ (170,478)

6. Non-Pension Postretirement Benefits
The Company provides certain health care and life insurance benefits for retired employees. Company employees will become eligible for these benefits if they retire from the Company with ten years of service. These benefits and similar benefits for active employees are provided by an insurance company whose premiums are based upon the benefits paid during the year. In the past, the Company has recognized the cost of providing these benefits by charging the annual insurance premiums to expense.
  The transition obligation resulting from the adoption of SFAS No. 106 was $505 million at December 31, 1993, which represents the previously unrecognized accumulated non-pension postretirement benefit obligation. The transition obligation is being amortized on a straight-line basis over an allowed 20-year period. The annual accrual for non-pension postretirement benefits costs (including amortization of the transition obligation) is $83 million. The Company's comparable pay-as-you-go costs for these benefits, which are currently being recovered in base rates, were $31 million in 1993. On September 11, 1992, the Company filed with the PUC a request for a 1.5% electric base-rate increase designed to recover the costs associated with the implementation of SFAS No. 106 (see note 2).
  The transition obligation was determined by applica-tion of the terms of medical, dental and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates, which are projected to range from 12% in 1993 to 5% in 2002. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by $50 million and the annual service and interest costs by $8 million.
  Total costs for all plans amounted to $83, $17 and $15 million in 1993, 1992 and 1991, respectively, for 6,000 retirees during 1993, 1992 and 1991 and for 9,723 active employees during 1993. The cost was higher in 1993 than in 1992 primarily due to the adoption of SFAS No. 106.

  The net periodic benefits costs for 1993 included the following components:

(Thousands of Dollars)
Service cost - benefits earned during the period        $15,615
Interest cost on projected benefit obligations           41,708
Amortization of the transition obligation                25,251
 Actual return on plan assets                              ----
Amortization and deferral                                  ----
Net periodic postretirement benefits costs              $82,574

The funded status of the plan at December 31, 1993 is summarized as follows:
(Thousands of Dollars)
Accumulated postretirement benefit obligation:
 Retirees                                              $476,059
 Fully eligible active plan participants                 39,367
 Other active plan participants                          79,808
                  Total                                 595,234
Plan assets at fair value                                  ----
Accumulated postretirement benefit obligation in
 excess of plan assets                                  595,234
Unrecognized transition obligation                     (479,778)
Unrecognized net gain                                   (63,675)
Accrued postretirement benefits cost
 recognized on the balance sheet                        $51,781

Measurement of the accumulated postretirement benefits obligation was based on a 7.25% assumed discount rate.

7. Accounts Receivable
Accounts receivable at December 31, 1993 and 1992 in-cluded unbilled operating revenues of $115 and $111 million, respectively. Accounts receivable at December 31, 1993 and 1992 were net of an allowance for uncollectible accounts of $15 and $18 million, respectively.
  The Company is party to an agreement with a financial institution whereby it can sell on a daily basis and with limited recourse an undivided interest in up to $325 million of designated accounts receivable until January 24, 1996. At December 31, 1993 and 1992, the Company had sold a $325 million interest in accounts receivable under this agreement. The Company retains the servicing responsibility for these receivables.
  By terms of this agreement, under certain circumstances, a portion of deferred Limerick costs may be included in the pool of eligible receivables. At December 31, 1993, $43 million of deferred Limerick costs were included in the pool of eligible receivables.

8. Common Stock
At December 31, 1993 and 1992, common stock without par value consisted of 500,000,000 shares authorized and 221,516,299 and 220,534,048 shares outstanding, respectively. At December 31, 1993, there were 4,800,000 shares reserved for issuance under stock purchase plans.
  The Company maintains a Long-Term Incentive Plan (LTIP) for certain full-time salaried employees of the Company. The types of long-term incentive awards which may be granted under the LTIP are non-qualified options to purchase shares of the Company's common stock, dividend equivalents and shares of restricted common stock. Pursuant to the LTIP, 1,961,882 shares of stock were authorized for issuance upon exercise of options at December 31, 1993.

  The following table summarizes option activity during 1993, 1992 and 1991:

                                     1993           1992            1991
Balance at
 January 1                        2,445,833      1,656,244       1,126,675
Options granted                     533,800      1,380,000       1,018,500
Options exercised                 (981,551)       (504,411)       (151,996)
Options cancelled                  (36,200)        (86,000)       (336,935)
Balance at
 December 31                      1,961,882      2,445,833       1,656,244

Exercisable at
 December 31                      1,447,282      1,162,833         800,744

  Options were exercised at average option prices of $22.66 per share, $24.73 per share and $21.35 per share in 1993, 1992 and 1991, respectively. The average exercise prices of shares under option were $25.12 per share, $23.18 per share and $20.34 per share at December 31, 1993, 1992 and 1991, respectively.


9. Preferred and Preference Stock
At December 31, 1993 and 1992, Series Preference Stock consisted of 100,000,000 shares authorized, of which no shares were outstanding. At December 31, 1993 and 1992, cumulative Preferred Stock, no par value, consisted of 15,000,000 shares authorized.

                         Current              Shares                Amount
                      Redemption           Outstanding      (Thousands of Dollars)
                       Price (a)         1993        1992        1993     1992
Series (without mandatory redemption)
$10.75                      ----         ----     500,000        ----    50,000
$7.85                     101.00      500,000     500,000    $ 50,000    50,000
$7.80                     101.00      750,000     750,000      75,000    75,000
$7.75                     101.00      200,000     200,000      20,000    20,000
$4.68                     104.00      150,000     150,000      15,000    15,000
$4.40                     112.50      274,720     274,720      27,472    27,472
$4.30                     102.00      150,000     150,000      15,000    15,000
$3.80                     106.00      300,000     300,000      30,000    30,000
$7.96(b)                     (c)    1,400,000   1,400,000     140,000   140,000
$7.48                        (d)      500,000        ----      50,000      ----
                                    4,224,720   4,224,720     422,472   422,472
Series (with mandatory redemption) (e)
$9.875                    102.50      390,000     650,000      39,000    65,000
$9.52                       ----         ----     200,000        ----    20,000
$9.50 1986 Series           ----         ----     675,000        ----    67,500
$8.75 1978 Series           ----         ----     200,300        ----    20,030
$7.325                    101.46      300,000     330,000      30,000    33,000
$7.00                     101.00      248,000     256,000      24,800    25,600
$6.12                        (f)      927,000        ----      92,700      ----
                                    1,865,000   2,311,300     186,500   231,130
Total Preferred Stock               6,089,720   6,536,020    $608,972  $653,602

(a) Redeemable, at the option of the Company, at the indicated dollar amounts per share, plus accrued dividends.
(b) Ownership of this series of preferred stock is evidenced by depositary receipts, each representing one-fourth of a share of preferred stock.
(c) None of the shares of this series are subject to redemption prior to October 1, 1997.
(d) None of the shares of this series are subject to redemption prior to April 1, 2003.
(e) Sinking fund requirements ($100 per share) in the period 1994-1996 are $16,800,000 annually and $3,800,000 annually in the period 1997-1998.
(f) None of the shares of this series are subject to redemption prior to August 1, 1999.

10. Long-Term Debt

(Thousands of Dollars)                                    At December 31,
                                     Series       Due      1993      1992
First and Refunding Mortgage Bonds (a)            6 1/2%              1993            ----         $60,000
                                         4 1/2% - 13.05%              1994        $170,000         170,000
                                                      9%              1995            ----          51,200
                                                  8 1/4%              1996            ----          80,000
                                                  6 1/8%              1997          75,000          75,000
                                            5 3/8% - 10%              1998         225,000         250,000
                                            5 5/8% - 11%         1999-2003       1,635,069       1,255,200
                                            6% - 10 1/4%         2004-2008         131,875         384,437
                                                     (b)         2009-2013         154,200            ----
                                            8 7/8% - 11%         2014-2018         129,900         479,900
                                        6 5/8% - 10 1/2%         2019-2024       1,776,561       1,207,130

Total First and Refunding Mortgage Bonds                                         4,297,605       4,012,867
Notes Payable -- Banks                               (c)         1993-1996         167,000         372,000
Revolving Credit and Term Loan Agreements            (d)         1995-1997         425,000         525,000
Pollution Control Notes                              (e)         1997-2025          65,565         173,700
Debentures                                  10.05% - 11%         1993-2011          62,000          87,000
Medium-Term Notes                                    (f)         1994-2005         150,000         150,000
Sinking Fund Debentures --
 PECO Energy Power Company, a Subsidiary          4 1/2%              1995          10,550          11,350
Unamortized Debt Discount and Premium, Net                                         (41,114)        (28,958)
 Total Long-Term Debt                                                            5,136,606       5,302,959
Due Within One Year (g)                                                            252,263          98,998
Long-Term Debt included in Capitalization (h)                                  $ 4,884,343      $5,203,961

(a) Utility Plant is subject to the lien of the Company's mortgage.
(b) Floating rates, which were an average annual interest rate of 2.40% at December 31, 1993.
(c) The Company has entered into interest rate swap agree-ments to fix the effective interest rates on certain of these notes. At December 31, 1993 and 1992, the Company had two and three interest rate swap agreements outstanding with commercial banks, for a total notional principal amount of $167 and $242 million, respectively. These agreements are subject to performance by the commercial banks, which are counterparties to the interest rate swaps. However, the Company does not anticipate nonperformance by the counterparties. The annual interest rate for these notes, giving effect to the interest rate swaps, was 10.61% at December 31, 1993.

(d) The Company has a $525 million revolving credit and term loan agreement with a group of banks. The revolving credit arrangement converts into a term loan on October 3, 1994. The borrowings are due in six semi-annual installments with the first payment due six months after the conversion into the term loan. Interest on outstanding borrowings is based on specific formulas selected by the Company involving yields on several types of debt instruments. There is an annual commitment fee of 0.15% on the unused amount. The average annual interest rate for this revolving credit agreement was 3.64% at December 31, 1993. The Company also has a $150 million revolving credit and term loan agree-ment with a group of banks. The revolving credit agreement converts into a term loan in July 1995 and the commitment terminates in 1997. There is an annual commitment fee of 0.2% on the unused amount. At December 31, 1993 and 1992, no amount was outstanding under this agreement.
(e) Floating rates, which were an average annual interest rate of 2.24% at December 31, 1993.
(f) Medium-term notes collateralized by mortgage bonds. The average annual interest rate was 7.61% at December 31, 1993.
(g) Long-term debt maturities, including mandatory sink-ing fund requirements, in the period 1995-1998 are as follows: 1995-$201,213,000; 1996-
    $393,463,000; 1997-$266,463,000; 1998-$241,463,000.
(h) The annualized interest on long-term debt at December 31, 1993, was $368 million, of which $326 million was associated with mortgage bonds and $42 million was associated with other long-term debt.


11. Short-Term Debt

(Thousands of Dollars)                   1993     1992         1991
Average Borrowings                    $113,193   $50,161      $13,493
Average Interest Rates, Computed
 on Daily Basis                           3.35%     3.72%         6.17%
Maximum Borrowings Outstanding        $368,400  $255,500       $81,000
Average Interest Rates at December 31     3.45%     3.72%         ----

At December 31, 1993, the Company had formal and informal lines of credit with banks aggregating $351 million against which $119 million of short-term debt was outstanding. The Company does not have formal compensating balance arrangements with these banks. The Company has a $150 million commercial paper program and at December 31, 1993, there was no commercial paper outstanding.

12. Income Taxes

(Thousands of Dollars)                1993      1992      1991
Included in Operating Income:
Federal
 Current                           $117,535  $131,054   120,646
 Deferred                           113,054    66,281    67,914
 Investment Tax Credit, Net          43,344    (3,495)   58,078
State
 Current                             70,740    78,546    71,516
 Deferred                             9,718    (7,903)   (9,209)
                                    354,391   264,483   308,945

Included in Other Income and Deductions:
Federal
 Current                             (3,650)  (45,295)   (1,957)
 Deferred                            15,926    20,237    16,483
State
 Current                             (1,615)  (18,430)     (732)
Deferred                              1,147     3,328     2,648
                                     11,808   (40,160)   16,442
Total                              $366,199  $224,323  $325,387

 In accordance with SFAS No. 109, the Company has also recorded an additional accumulated net deferred income tax liability and pursuant to SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," a corresponding recoverable deferred income tax asset of $2.3 billion at December 31, 1993, representing primarily the cumulative amount of federal and state income taxes associated with the elimination of the net-of-tax AFUDC accounting methodology.
  The $2.3 billion accumulated net deferred income tax liability reflects the tax effect of anticipated revenues and reverses as the related temporary differences reverse over the life of the related depreciable assets concurrent with the recovery of their cost in rates.
  Also included in the accumulated deferred income tax liability are other accumulated deferred income taxes, principally associated with liberalized tax depreciation, established in accordance with the ratemaking policies of the PUC based on flow-through accounting.
  ITC and other general business credits reduced federal income taxes currently payable by $60, $41 and $71 million in 1993, 1992 and 1991, respectively. Under the Tax Reform Act of 1986, ITC was repealed effective January 1, 1986 with the exception of transition property. The Company believes that Limerick Unit No. 2 qualifies as transition property eligible for ITC.
  Approximately $36 million of additional business credits generated from 1988 through 1992 have not been utilized due to limitations based on taxable income. These credits, which expire between 2003 and 2007, may be used to reduce federal income taxes in future years.
  The Internal Revenue Service (IRS) has completed its examinations of the Company's federal income tax returns through 1986. The 1987 federal income tax return has not been audited and the 1988 through 1990 federal income tax returns are currently under examination.
  For the years 1987 through 1990, the Company's current tax liability was determined under the AMT method resulting in a cumulative tax credit of $176 million which can be utilized in future years when regular tax liability exceeds AMT liability.

  The tax effect of temporary differences which give rise to the Company's net deferred tax liability as of December 31, 1993 are as follows:

(Millions of Dollars)                                           Liability
Nature of Temporary Difference:                                or (Asset)
Utility Plant
 Accelerated Depreciation                                          $1,270
 Deferred Investment Tax Credits                                      346
 AMT Credits                                                         (176)
 Other Plant Related Temporary Differences                          1,335
Taxes Recoverable Through Future Rates, Net                           980
Deferred Debt Refinancing Costs                                       142
Other, Net                                                           (155)
 Deferred Income Taxes per the Balance Sheet                       $3,742

  The net deferred tax liability shown above is comprised of $4.182 billion of deferred tax liabilities partly offset by $440 million of deferred tax assets.
  The Omnibus Budget Reconciliation Act of 1993 changed the federal income tax rate for corporations to 35% from 34%, effective January 1, 1993. This change resulted in an $8 million increase in Income Taxes in the Consolidated Statement of Income for the year ended December 31, 1993. This change also resulted in a $107 million increase in the Deferred Income Taxes liability on the December 31, 1993 Consolidated Balance Sheet, because the Company expects to receive recovery of all taxes when paid.

  Provisions for deferred income taxes consist of the tax effects of the following timing differences:

(Thousands of Dollars)                           1993      1992      1991
Depreciation and Amortization              $   78,324   $93,469   $89,760
Deferred Energy Costs                          19,013  (18,033)  (19,916)
Early Retirement Plan                            ----     1,865    16,024
Incremental Nuclear Maintenance and
  Refueling Outage Costs                         (827)   (1,627)   (5,629)
Uncollectible Accounts                            625    (2,629)   (7,750)
Reacquired Debt                                28,959    39,123    18,688
Unrecovered Revenue                              (806)  (56,050)  (43,983)
Alternative Minimum Tax                          ----      ----     6,331
Limerick Plant Disallowances and
  Phase-In Plan                                17,073    15,118    16,634
Other                                          (2,516)   10,707     7,677
 Total                                       $139,845   $81,943   $77,836

The total income tax provisions differed from amounts computed by applying the federal statutory tax rate to income and adjusted income before income taxes as shown below:

(Thousands of Dollars)                           1993      1992      1991
Net Income                                   $590,648   $478,941  $534,680
Total Income Tax Provisions                   366,199    224,323   325,387
Income Before Income Taxes                    956,847    703,264   860,067
Deduct: Allowance for Funds Used
  During Construction                          23,774    20,663     23,084
Adjusted Income Before Income Taxes          $933,073  $682,601   $836,983
Income Taxes on Above at Federal Statutory
Rate of 35% in 1993 and 34% in 1992 and 1991 $326,576   $232,084  $284,574
Increase (Decrease) due to:
Depreciation Timing Differences Not Normalized  9,721     10,427    15,258
Limerick Plant Disallowances and Phase-In Plan  5,094      2,159     3,490
Unbilled Revenues Not Normalized                 ----     (5,766)    5,620
State Income Taxes, Net of Federal
  Income Tax Benefits                          51,994     36,657    42,387
Amortization of Investment Tax Credits        (13,470)   (24,624)  (17,030)
Prior Period Income Taxes                      (3,942)   (20,655)  (13,227)
Other, Net                                     (9,774)    (5,959)    4,315
Total Income Tax Provisions                  $366,199   $224,323  $325,387
Provisions for Income Taxes as a Percent of:
Income Before Income Taxes                       38.3%      31.9%     37.8%
Adjusted Income Before Income Taxes              39.2%      32.9%     38.9%

13. Taxes, Other Than Income - Operating
(Thousands of Dollars)                           1993       1992      1991
Gross Receipts                               $155,407   $158,314  $158,719
Capital Stock                                  38,990     28,013    34,924
Real Estate                                    71,445     63,593    43,023
Payroll                                        31,490     29,410    31,439
Other                                             800      2,538     6,456
 Total                                       $298,132   $281,868  $274,561

14. Leases
Leased property included in Utility Plant at December 31, was as follows:
(Thousands of Dollars)                           1993                1992
Nuclear Fuel                                 $448,203            $471,276
Electric Plant                                  2,169               2,234
Gross Leased Property                         450,372             473,510
Accumulated Amortization                    (255,670)           (263,516)
Net Leased Property                          $194,702            $209,994

The nuclear fuel obligation is amortized as the fuel is consumed. Amortization of leased property totalled $58, $55 and $59 million for the years ended December 31, 1993, 1992 and 1991, respectively. Other operating expenses included interest on capital lease obligations of $8, $7 and $10 million in 1993, 1992 and 1991, respectively. Minimum future lease payments as of December 31, 1993 were:

Year Ending December 31,                      Capital Operating
(Thousands of Dollars)                         Leases    Leases      Total
1994                                          $70,413   $97,982   $168,395
1995                                           65,988    96,821    162,809
1996                                           59,273    60,501    119,774
1997                                           18,220    59,538     77,758
1998                                               92    55,861     55,953
Remaining Years                                 1,181   616,834    618,015
Total Minimum Future Lease Payments          $215,167  $987,537 $1,202,704
Imputed Interest (rates ranging from
  6.5% to 17.0%)                              (20,465)
Present Value of Net Minimum Future
  Lease Payments                             $194,702

Rental expense under operating leases totalled $99, $94 and $89 million in 1993, 1992 and 1991, respectively.

15. Jointly Owned Electric Utility Plant
The Company's ownership interests in jointly owned electric utility plant at December 31, 1993 were as follows:

                                                                                                            Transmission and
                                            Production Plants                                                    Other Plant
                                     Peach
                                    Bottom                    Salem           Keystone        Conemaugh
Operator                              PECO           Public Service       Pennsylvania     Pennsylvania
                                    Energy             Electric and           Electric         Electric             Various
                                   Company              Gas Company            Company          Company           Companies
Participating Interest              42.49%                   42.59%             20.99%           20.72%          21% to 43%
Company's share of                                        (Thousands of Dollars)
 Utility Plant                    708,532                $1,174,379            $86,742          $91,299             $87,809
 Accumulated Depreciation         253,057                   370,825             42,735           43,443              26,795
 Construction Work in Progress     21,764                    40,562             10,850           54,252                 991

  The Company's participating interests are financed with Company funds and, when placed in service, all operations are accounted for as if such participating interests were wholly owned facilities.
  On April 2, 1992, the United States District Court for the District of New Jersey approved a settlement of the lawsuits filed against the Company by the other co-owners of Peach Bottom concerning the 1987 shutdown of Peach Bottom ordered by the NRC. As part of the settlement, the Company paid $131 million to the other co-owners on October 1, 1992 and the Company recognized a charge against income ($76 million, net of taxes) in the first quarter of 1992.

  In 1990, the Company received net proceeds of $28 million ($16 million, net of taxes) in settlement of a shareholders' derivative suit in connection with the 1987 Peach Bottom shutdown. Recognition of the $28 million had been deferred pending the resolution of the co-owners' litigation. As a result of the settlement of the co-owners' litigation, the $28 million was recognized as other income in the first quarter of 1992 and reported as an offset against the amount of the above-mentioned charge relating to the settlement of the co-owners' litigation.

16. Segment Information
(Thousands of Dollars)                      1993            1992          1991
Electric Operations
 Operating Revenues                   $3,605,425      $3,597,141    $3,662,573
 Operating Expenses, excluding
  Depreciation                         2,228,507       2,236,907     2,253,159
 Depreciation                            400,851          90,846       379,607
 Operating Income                       $976,067        $969,388    $1,029,807
 Utility Plant Additions                $458,125        $461,407      $422,780
Gas Operations
 Operating Revenues                     $382,704        $365,328      $356,013
 Operating Expenses, excluding
   Depreciation                          299,259        278,407        283,665
 Depreciation                             24,101         22,933         20,965
 Operating Income                        $59,344        $63,988        $51,383
 Utility Plant Additions                 $72,481        $74,858        $55,098
Identifiable Assets*
 Electric                            $10,395,488    $10,393,449    $10,213,296
 Gas                                     727,690        658,825        590,151
Nonallocable Assets                    3,909,149      1,525,953      1,720,013
 Total Assets                        $15,032,327    $12,578,227    $12,523,460

*Includes Utility Plant less accumulated depreciation, inventories and allocated common utility property.

17. Cash and Cash Equivalents
For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The following disclosures supplement the accompanying Statements of Cash Flows:

(Thousands of Dollars)                      1993        1992        1991
Cash Paid During the Year:
 Interest (net of amount capitalized)   $474,735    $515,696    $551,944
 Income taxes (net of refunds)           182,751     224,352     193,340
Noncash Investing and Financing:
Capital lease obligations incurred        42,484      40,757      41,905

18. Investments
(Thousands of Dollars)                                December 31,
                                                     1993      1992
Trusts and Escrow Deposits for Decommissioning
  Nuclear Plants                                 $149,932  $125,703
Real Estate Developments and Other Ventures        46,741    48,273
Nonutility Property                                21,262    23,141
Gas Exploration and Development Joint Ventures        625     5,026
Other Deposits                                         76       279
 Total                                           $218,636  $202,422


19. Financial Instruments
  SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires additional disclosure about the fair value of financial instruments, including liabilities, for which it is practicable to estimate fair value.
  Fair values are estimated based on quoted market prices for the same or similar issues. The carrying amounts and fair values of the Company's financial instruments as of December 31, 1993 and 1992 were as follows:

                                                         1993                                       1992
                                               Carrying            Fair                   Carrying            Fair
(Thousands of Dollars)                           Amount           Value                     Amount           Value
Cash and Temporary Cash Investments             $46,923         $46,923                    $50,369         $50,369
Long-Term Debt
 (including amounts due within one year)         5,136,606    5,375,427                  5,302,959       5,546,896
Trusts and Escrow Accounts
 for Decommissioning Nuclear Plants               149,932       160,141                    125,703         131,138

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and customer accounts receivable. The Company places its temporary cash investments with high-credit, quality financial institutions. At times, such investments may be in excess of the Federal Depository Insurance Corporation limit. Concentrations of credit risk with respect to customer accounts receivable are limited due to the Company's large number of customers and their dispersion across many industries.

20. Nuclear Fuel Agreement with Long Island Power Authority (LIPA)
On March 1, 1993, the Company entered into an agreement with LIPA and other parties, subsequently revised on September 14, 1993, to receive $46 million as compensation for accepting slightly irradiated nuclear fuel from Shoreham Nuclear Power Station. The Company is to receive the $46 million in installments as the shipments of nuclear fuel are accepted. The first of the thirty-three shipments arrived at Limerick on September 28, 1993. As of December 31, 1993, the Company had received 18 shipments of the nuclear fuel.
  The payments from LIPA, in excess of related costs, are being recognized in income. The Company recognized $20 million as other income in the Consolidated Statement of Income for the year ended December 31, 1993, and deferred $6 million of payments received on the December 31, 1993 Consolidated Balance Sheet, pursuant to this agreement. The Company estimates that the acquisition of the fuel will result in benefits to the Company's customers of $70 million over the next 12 to 15 years due to reduced fuel-purchase requirements.

  21. Quarterly Data (Unaudited)
  The data shown below include all adjustments which the Company considers necessary for a fair presentation of such amounts:

(Thousands of Dollars)  Operating Revenues     Operating Income                       Net Income
Quarter Ended                  1993          1992          1993            1992             1993         1992
March 31                 $1,071,492    $1,079,890      $281,734        $274,580         $162,356     $ 88,401
June 30                     901,703       903,245       223,196         222,426          107,691       94,325
September 30              1,073,134       996,138       290,937         268,699          181,683      142,338
December 31                 941,800       983,196       239,544         267,671          138,918      153,877


                              Earnings Applicable              Average Shares                 Earnings
(Thousands of Dollars)         to Common Stock      Outstanding                Per Average Share
Quarter Ended                  1993          1992          1993            1992             1993         1992
March 31                   $149,305      $ 72,013       220,609         220,068            $0.68        $0.33
June 30                      94,540        78,207       220,856         220,170             0.43         0.35
September 30                169,727       128,754       221,318         220,327             0.77         0.59
December 31                 128,018       139,236       221,493         220,411             0.58         0.63

  1992 first quarter results include a net charge of $103 million ($60 million, net of taxes), or $0.27 per share, as a result of the settlement of the litigation concerning the 1987 shutdown of Peach Bottom (see note 15).
  1992 fourth quarter results include a net benefit of $24 million, or $0.11 per share, as a result of the settlement of the Company's 1984-1986 federal income tax returns.

                             FINANCIAL STATISTICS
Summary of Earnings and Financial Condition (Millions of Dollars)

For the Year Ended                  1993        1992        1991        1990        1989        1988
Operating Revenues              $3,988.1    $3,962.5    $4,018.6    $3,786.7    $3,473.8    $3,246.3
Operating Income                 1,035.4     1,033.4     1,081.2       767.7       809.3       742.6
Income from Continuing
 Operations                        590.6       478.9       534.7       105.8       590.5       566.0
Net Income                         590.6       478.9       534.7       214.2       590.5       566.0
Earnings Applicable
 to Common Stock                   541.6       418.2       468.6       123.9       493.9       468.8
Earnings Per Average
 Common Share From Continuing
 Operations (Dollars)               2.45        1.90        2.15        0.07        2.36        2.33
Earnings Per Average Common
Share (Dollars)                     2.45        1.90        2.15        0.58        2.36        2.33
Dividends Per Common
 Share (Dollars)                    1.43       1.325       1.225        1.45        2.20        2.20
Common Stock Equity (Per Share)    19.25       18.24       17.69       16.71       17.67       17.39
Average Shares of Common Stock
Outstanding (Millions)             221.1       220.2       218.2       214.4       208.9       201.5

At December 31
Net Utility Plant,
 at Original Cost              $10,763.0   $10,691.2   $10,598.4   $10,591.3   $10,720.8   $10,048.5
Leased Property, Net               194.7       210.0       223.8       241.3       273.5       287.5
Total Current Assets               514.8       550.0       783.2       745.0       655.0       502.5
Total Deferred Debits
 and Other Assets                3,559.8     1,127.0       918.1       938.6       972.8       953.9
    Total Assets               $15,032.3   $12,578.2   $12,523.5   $12,516.2   $12,622.1   $11,792.4
Common Shareholders' Equity    $ 4,263.4   $ 4,022.2   $ 3,892.3   $ 3,624.5   $ 3,744.8   $ 3,592.6
Preferred and Preference Stock
 Without Mandatory Redemption      422.5       422.5       422.5       422.5       622.4       622.4
 With Mandatory Redemption         186.5       231.1       315.6       330.9       351.1       368.1
Long-Term Debt                   4,884.3     5,203.9     5,415.6     5,830.8     5,762.7     5,219.5
Total Capitalization             9,756.7     9,879.7    10,046.0    10,208.7    10,481.0     9,802.6
Total Current Liabilities          954.6       830.6       823.4       783.8       790.5       662.4
Total Deferred Credits and
Other Liabilities                4,321.0     1,867.9     1,654.1     1,523.7     1,350.6     1,327.4
 Total Capitalization
   and Liabilities             $15,032.3   $12,578.2   $12,523.5   $12,516.2   $12,622.1   $11,792.4

                             OPERATING STATISTICS
Electric Operations

                                    1993        1992        1991        1990        1989        1988
Output (Millions of Kilowatthours)
Fossil                            10,352       8,082       7,376       7,913      10,470      10,225
Nuclear                           27,026      24,428      25,735      23,715      12,890      12,328
Hydro                              1,699       1,803       1,388       2,266       1,743       1,307
Pumped Storage Output              1,478       1,597       1,653       1,437       1,354       1,515
Pumped Storage Input              (2,192)     (2,217)     (2,355)     (2,059)     (1,937)     (2,163)
Purchase and Interchange           6,447       8,675       8,603       5,787      11,192      11,802
Internal Combustion                   56          29          79         152         348         285
Other                               ----        ----        ----         180       1,063        ----
 Total Electric Output            44,866      42,397      42,479      39,391      37,123      35,299
Sales (Millions of Kilowatthours)
Residential                       10,657       9,894      10,311       9,815       9,974      10,058
Small Commercial and Industrial    5,773       5,367       5,284       5,066       4,921       4,666
Large Commercial and Industrial   15,935      15,770      16,177      16,554      16,749      16,516
Other                                771         962       1,029       1,010       1,031         999
Service Territory                 33,136      31,993      32,801      32,445      32,675      32,239
Interchange Sales                    457       1,231       1,612       2,751       2,027         435
Sales to Other Utilities           8,670       6,699       5,445       1,865        ----        ----
 Total Electric Output            42,263      39,923      39,858      37,061      34,702      32,674
Number of Customers, December 31
Residential                    1,341,873   1,333,926   1,324,795   1,320,126   1,309,717   1,296,784
Small Commercial
 and Industrial                  142,363     141,253     140,901     140,305     138,244     135,274
Large Commercial and Industrial   3,742        3,972       4,162       4,344       4,449       4,520
Other                               888          857         840         817         775         779
 Total Electric Customers     1,488,866    1,480,008   1,470,698   1,465,592   1,453,185   1,437,357

Operating Revenues (Millions of Dollars)
Residential                  $  1,354.1   $  1,304.5  $  1,342.3   $ 1,229.8  $  1,157.0  $  1,127.8
Small Commercial
 and Industrial                   678.9        669.8       641.0       595.2       537.1       489.4
Large Commercial
 and Industrial                 1,164.0      1,223.2     1,278.9     1,247.1     1,182.0     1,089.3
Other                             161.2        168.0       170.4       166.9       143.9       143.8
Service Territory               3,358.2      3,365.5     3,432.6     3,239.0     3,020.0     2,850.3
Interchange Sales                  14.3         32.1        42.8        81.5        68.2        17.6
Sales to Other Utilities          232.9        199.5       187.2        81.1        ----        ----
 Total Electric Revenues     $  3,605.4   $  3,597.1  $  3,662.6  $  3,401.6  $  3,088.2  $  2,867.9

Operating Expenses (Millions of Dollars)
Operating Expenses, excluding
 Depreciation                $  2,228.5   $  2,236.9  $  2,253.2  $  2,325.2  $  2,077.4  $  1,931.3
Depreciation                      400.8        390.8       379.6       337.7       257.4       245.5
 Total Operating Expenses    $  2,629.3   $  2,627.7  $  2,632.8   $ 2,662.9  $  2,334.8  $  2,176.8
Electric Operating Income    $    976.1   $    969.4  $  1,029.8   $   738.7  $    753.4  $    691.1

Average Use per Residential Customer
 (kilowatthours)
Without Electric Heating          6,727        6,259       6,707       6,376       6,488       6,667
With Electric Heating            17,096       16,298      16,201      16,038      17,250      17,738
 Total                            7,970        7,443       7,801       7,464       7,655       7,807
Electrical Peak Load, Demand
(thousands of kilowatts)          7,100        6,617       7,096       6,755       6,467       6,826
Net Electric Generating Capacity --
 Year-End Summer Rating
 (thousands of kilowatts)         8,877        8,836       8,766       8,766       7,759       7,762
Cost of Fuel per Million Btu  $    0.90   $     0.82  $     0.92  $     1.13  $     1.37  $     1.19
Btu per Net
 Kilowatthour Generated          10,675       10,657      10,849      10,844      10,894      10,881

                             OPERATING STATISTICS
Gas Operations

                                   1993         1992        1991        1990        1989        1988
Sales (Millions of Cubic Feet)
Residential                       1,637        1,819       1,746       1,778       1,951       1,933
House Heating                    30,687       29,750      26,423      25,303      28,301      28,112
Commercial and Industrial        22,943       21,497      20,492      23,228      30,038      39,073
Other                             5,656        2,146         534       1,567       2,344       2,228
 Total Gas Sales                 60,923       55,212      49,195      51,876      62,634      71,346
Gas Transported for Customers    22,946       22,060      21,414      24,413      18,033       9,272
Total Gas Sales & Transported    83,869       77,272      70,609      76,289      80,667      80,618
Number of Customers, December 31
Residential                      59,573       59,859      62,444      63,267      65,544      66,599
House Heating                   277,500      269,577     260,473     254,564     246,273     239,022
Commercial and Industrial        31,573       30,956      30,204      29,456      28,369      27,119
 Total Gas Customers            368,646      360,392     353,121     347,287     340,186     332,740

Operating Revenues (Millions of Dollars)
Residential                      $ 15.0    $    16.4   $    17.0   $    18.1   $    18.0   $    17.0
House Heating                     205.5        201.9       192.4       200.8       195.8       180.6
Commercial and Industrial         124.2        121.1       123.6       144.7       152.5       165.1
Other                              15.2          2.8         2.2         5.6         7.3         6.6
 Subtotal                       $ 359.9    $   342.2    $  335.2    $  369.2    $  373.6    $  369.3
Other Revenues (including Transported
for Customers)                     22.8         23.1        20.8        15.8        12.1         9.1
 Total Gas Revenues             $ 382.7     $  365.3    $  356.0    $  385.0    $  385.7    $  378.4

Operating Expenses (Millions of Dollars)
Operating Expenses,
 excluding Depreciation         $ 299.3    $   278.4    $  283.7    $  336.2    $  310.2    $  308.3
Depreciation                       24.1         22.9        21.0        19.8        19.6        18.6
 Total Operating Expenses       $ 323.4    $   301.3    $  304.7    $  356.0    $  329.8    $  326.9
Gas Operating Income
 (Millions of Dollars)          $  59.3    $    64.0    $   51.3    $   29.0    $   55.9    $   51.5

Securities Statistics
Ratings on PECO Energy Company's Securities

                                      Mortgage Bonds                Debentures                   Preferred Stock
Agency                                Rating  Date Established      Rating    Date Established   Rating   Date Established
Duff and Phelps, Inc.                   BBB+              4/92         BBB                4/92     BBB-              8/91
Fitch Investors Service, Inc.            A-               9/92         BBB+               9/92     BBB+              9/92
Moody's Investors Service               Baal              4/92         Baa2               4/92     baa2              4/92
Standard & Poor's Corporation           BBB+              4/92         BBB                4/92     BBB               4/92

NYSE-Composite Common Stock Prices, Earnings and Dividends By Quarter (Per
Share)

                                        1993                                                          1992
                Fourth          Third           Second          First           Fourth        Third         Second       First
                Quarter         Quarter         Quarter         Quarter         Quarter       Quarter       Quarter      Quarter
High Price      $32-7/8         $33-1/2         $31-1/8         $30-3/8         $26-3/4       $26-3/4       $26-5/8      $26
Low Price       $27-3/8         $30-3/8         $27-3/4         $25-1/2         $25           $25           $23-5/8      $22-5/8
Close           $30-1/4         $32-3/4         $30-5/8         $30             $26-1/8       $26-3/8       $26-3/8      $24-5/8
Earnings            58c             77c             43c             68c             63c           59c           35c          33c
Dividends           38c             35c             35c             35c             35c         32.5c         32.5c        32.5c