Form 10-K, Exhibit 13
PECO ENERGY CO
filed 1995-03-24
CIK 78100

  13

Management's Discussion and Analysis of Financial Condition and Results of Operations


EARNINGS AND DIVIDENDS

1994 Compared to 1993

Earnings per common share in 1994 were $1.76 compared to $2.45 in 1993. The decrease in earnings was primarily due to the one-time charge of $0.66 per share associated with the Com pany's Voluntary Retirement Incentive Program (VRIP) and Voluntary Separation Incentive Program (VSIP). Of the estimated 2,135 employees eligible for VRIP, 1,474 employees elected to accept early retirement. An additional 1,008 em ploy ees elected to separate under VSIP. These programs will reduce the Company's work force by approximately 25%. Also contributing to the decrease in earnings were other strategic and non-recurring operating and maintenance charges which decreased 1994 earnings by $0.13 per share. These decreases were partially offset by savings from the Com pany's ongoing debt and preferred stock refinancing and re demp tion program, which increased earnings by $0.14 per share.

     The Company increased its annual common stock dividend by 7% to $1.62 per share, effective with the dividend paid in December 1994.


Operating Revenues

Increases/(decreases) in electric sales and operating revenues for 1994 vs 1993 by classes of customers are set forth below:

                                   Electric Sales    Electric Revenues
                                 (millions of kWh)    (millions of $)
Residential                             160               $15
Small Commercial and
     Industrial                         335                28
Large Commercial and
     Industrial                         (88)              (21)
Other                                    20               (25)
                                         --               ---
     Service Territory                  427                (3)
Interchange Sales                       311                 9
Sales to Other Utilities              1,369                13
                                      -----                --
     Total                            2,107               $19
                                      =====               ===

Electric revenues increased $19 million in 1994 compared to 1993 primarily due to increased sales to other utilities and increased interchange sales. These increases were partially offset by lower revenue margins obtained on these sales.

     Effective April 7, 1994, the Energy Cost Adjustment (ECA) was changed from a credit value of 7.600 mills per kilowatt hour (kWh) to a credit value of 5.627 mills per kWh, which resulted in an increase in annual revenue of $63 million.

     Gas revenues increased $33 million in 1994 compared to 1993 primarily due to higher fuel-clause revenues.

Fuel and Energy Interchange Expense

Fuel and energy interchange expenses increased $44 million in 1994 compared to 1993 primarily due to increased electric output associated with interchange sales and increased sales to other utilities. A portion of this increase is being deferred pending regulatory action. The increase was also attributable to an increase in gas fuel costs.


Other Operating and Maintenance Expenses

Other operating and maintenance expenses increased $304 million in 1994 compared to 1993 primarily due to a one-time, pre-tax charge of $254 million in the third quarter of 1994 for VRIP and VSIP. In addition, other operating and maintenance expenses increased due to higher environmental, customer and employee-related charges, and other stra tegic and non-recurring operating and maintenance charges. These increases were partially offset by lower generating station charges resulting from fewer and shorter refueling and maintenance outages.

Depreciation Expense

Depreciation expense increased in 1994 compared to 1993 due to additions to plant in service.

Allowance for Funds Used During Construction

Allowance for Funds Used During Construction (AFUDC) decreased in 1994 compared to 1993 primarily due to a decrease in the 1994 AFUDC rate, partially offset by an increase in Construction Work in Progress.

Income Taxes

Income taxes charged to operations decreased in 1994 compared to 1993 primarily due to the charge for VRIP and VSIP and lower operating income. These de creases were partially offset by lower interest expense allocated to operations.

Other Taxes

Other taxes increased in 1994 compared to 1993 primarily due to an increase in the real estate tax base and increased Pennsylvania gross receipts tax resulting from higher operating revenues.

Total Interest Charges

Total interest charges decreased in 1994 compared to 1993 primarily due to the Company's ongoing program to refinance and redeem higher-cost, long-term debt.

Preferred Stock Dividends

Preferred stock dividends decreased in 1994 compared to 1993 primarily due to the reduced number of preferred shares outstanding and the refinancing of higher-cost preferred stock.


1993 Compared to 1992

Earnings per common share in 1993 were $2.45 compared to $1.90 in 1992. The increase in earnings was primarily due to the settlement of the litigation in connection with the 1987 shutdown of the Peach Bottom Atomic Power Station (Peach Bottom), which reduced 1992 earnings by $0.27 per share; more favorable weather in 1993, which increased earnings by $0.26 per share; and the Company's ongoing debt and preferred stock refinancing and redemption program, which increased earnings by $0.18 per share. These improvements were partially offset by non-recurring federal income tax settlements, which increased 1992 earnings by $0.10 per share, and the higher 1993 federal income tax rate, which decreased earnings by $0.04 per share.

Operating Revenues

Increases/(decreases) in electric sales and operating revenues for 1993 vs 1992 by classes of customers are set forth below:

                                Electric Sales    Electric Revenues
                              (millions of kWh)     (millions of $)
Residential                              763              $50
Small Commercial and
     Industrial                          406                9
Large Commercial and
     Industrial                          165              (59)
Other                                   (191)              (7)
                                        ----               --
     Service Territory                 1,143               (7)
Interchange Sales                       (774)             (18)
Sales to Other Utilities               1,971               33
                                       -----               --
     Total                             2,340               $8
                                       =====               ==

Electric revenues increased $8 million in 1993 compared to 1992 primarily as a result of higher residential sales due to favorable weather conditions and higher sales to other utilities, partially offset by the pass-through of lower fuel costs to customers and lower revenues from large commercial and industrial customers.

     Gas revenues increased $17 million in 1993 compared to 1992 primarily as a result of higher interruptible sales resulting from favorable market conditions and an increase in the use of gas at the Company's electric generating stations.

Fuel and Energy Interchange Expense

Fuel and energy interchange costs decreased $50 million in 1993 compared to 1992 primarily due to reduced higher-cost interchange purchases resulting from increased nuclear generation and lower fuel costs. Nuclear generation utilizes the Company's lowest-cost fuel. These decreases were partially offset by increased output.

Other Operating and Maintenance Expenses

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

Depreciation Expense

Depreciation expense increased in 1993 compared to 1992 due to additions to plant in service.

Allowance for Funds Used During Construction

AFUDC increased in 1993 compared to 1992 primarily due to an increase in Construction Work in Progress, partially offset by a decrease in the 1993 AFUDC rate.

Income Taxes

Income taxes charged to operations and to other income increased in 1993 compared to 1992 due to the cost associated with the 1992 settlement of the Peach Bottom co-owners' litigation, higher pre-tax income, lower interest expense, the reduction in 1992 income taxes as a result of the settlement of the Company's 1984-1986 federal income tax returns and the change in the federal income tax rate from 34% to 35% in 1993. These increases were partially offset by the first quarter 1993 change in estimate to ratably decrease deferred federal income taxes in accordance with the tax-rate decrease mandated by the Tax Reform Act of 1986.

Other Taxes

Other taxes increased in 1993 compared to 1992 primarily due to a settlement of the 1990 Pennsylvania Capital Stock Tax, an adjustment of the 1991 Pennsylvania Capital Stock Tax in 1992, and an increase in the real estate tax base.

Total Interest Charges

Total interest charges decreased in 1993 compared to 1992 primarily due to the Company's ongoing program to refinance and redeem higher-cost, long-term debt.

Preferred Stock Dividends

Preferred stock dividends decreased in 1993 compared to 1992 primarily due to the reduced number of preferred shares outstanding and the refinancing of higher-cost preferred stock.


LIQUIDITY AND CAPITAL RESOURCES

The Company's capital requirements are primarily for capital expenditures for its construction program and for debt service. Capital resources available to meet these requirements and dividend payments are funded from cash provided by utility operations and, to the extent necessary, external financing.

     The Company meets its short-term liquidity requirements primarily through a $150 million commercial paper program and bank lines of credit, which were $351.2 million at December 31, 1994. The Company did not have any commercial paper outstanding at December 31, 1994, and had $11.5 million outstanding under existing bank lines of credit. The Company believes these sources of short-term liquidity are adequate.

     Construction program expenditures for 1994 were $557 million and are estimated to be $495 million in 1995 and $1.4 billion for 1996 to 1998. Certain facilities under construction and to be constructed may require permits and licenses which the Company has no assurance will be granted.

     The Company expects its level of capital investment in utility plant to remain relatively stable since it has sufficient electric generating capacity to meet the anticipated needs of its service territory well into the next decade.

     Since 1990, the Company's internal sources of cash have exceeded its capital requirements, which has improved the Company's financial condition. Contributing to this improvement in internal sources of cash were revenues from sales of capacity and energy to other utilities and the Company's ongoing program to refinance and redeem higher-cost, long-term debt and preferred stock. Net cash provided by operating activities for 1994 was $1.3 billion. For 1995 through 1998, the Company expects that internally generated cash will exceed its capital requirements, allowing further reductions in the Company's debt.

     During 1994, $366 million of long-term debt and monthly income preferred securities were sold to replace debt and preferred stock carrying higher rates of interest and dividends. Also during 1994, the Company utilized internally generated cash to repay $253 million of debt and to redeem $18 million of preferred stock. These transactions resulted in a reduction of approximately $26 million in annualized interest and $8 million in annualized preferred stock dividends. At December 31, 1994, the Company's embedded cost of debt was 7.2% and 16.7% of the Company's long-term debt had a floating rate. The ratios under the Company's mortgage indenture and Articles of Incorporation at December 31, 1994 were 3.48 and 2.05 times, respectively, compared with minimum issuance requirements of 2.00 and 1.50 times. The ratios, although significantly above minimum requirements, are adversely affected through the third quarter of 1995 by the one-time charge incurred in the third quarter of 1994 for VRIP and VSIP.

     During 1994, the Company purchased more than 380,000 shares of the Company's common stock through a voluntary odd-lot buy-back program which entitled shareholders with fewer than 100 shares, or odd lots, to sell their entire holdings of PECO Energy common stock without paying any brokerage commission or fees. Dividend Reinvest ment and Stock Purchase Plan requirements were satisfied by the reissuance of the odd-lot shares and purchase of shares of common stock on the open market. Depending on the Company's specific requirements, the Company will decide whether to issue shares or purchase shares on the open market in the future.

     The Company's capital structure as of December 31, 1994 was common equity, 43.5%; preferred stock and monthly income preferred securities of a subsidiary (which comprises 2.2% of the Company's total capitalization structure), 6.0%; and long-term debt, 50.5%; compared to its capital structure as of December 31, 1993 of common equity, 42.6%; preferred stock, 6.1%; and long-term debt, 51.3%. The Company anticipates that it will further reduce its debt.


OUTLOOK

The Company's financial condition and its future operating results are dependent on a number of factors affecting the Company and the utility industry in general. These factors include increased competition, the regulation and operation of nuclear generating facilities, off-system sales, compliance with environmental regulations, and regulatory and accounting changes.

Competition

The National Energy Policy Act of 1992 (Energy Act) encourages competition among utilities and nonutility generators for sales of energy and capacity to wholesale customers by allowing access to utility transmission facilities. The Energy Act directs the Federal Energy Regulatory Commission (FERC) to set prices for wheeling to allow utilities to recover all legitimate, verifiable and economic costs of providing wheeling services, including the cost of expanding their transmission facilities to accommodate required transmission access. The Energy Act prohibits FERC from ordering wheeling for sales to retail customers. This does not, however, prohibit state regulatory commissions from ordering wheeling to retail customers within their jurisdiction. Currently a number of states, including Pennsylvania, are assessing the issue of retail competition.

     In May 1994, the Pennsylvania Public Utility Commission (PUC) instituted an investigation into electric power competition issues. The PUC invited utilities, independent power producers and other interested parties to respond to a number of issues related to competition, including the impact of retail wheeling. In November 1994, the Company filed its comments with the PUC. The Company responded that access by retail customers to alternate electricity suppliers (retail access) is not in the public interest and should not be implemented unless there is a reasonable expectation that the total benefits created will exceed the total cost of the changes.

     The Company believes that retail access should not be adopted if it represents a mere shifting of costs from one class of customers to another. The Company believes that retail access does not currently provide a net benefit. Regulatory changes permitting retail access may also create "stranded investment," investment by a regulated utility in assets currently included in rates that are not recoverable if its customers are served by another energy supplier. Investments by the Company in assets which are not recoverable from customers may have to be written off, which write-off could have a material adverse effect on the Company's financial condition and results of operations. The Company believes other alternatives are available for enhancing the current regulatory system. The Company expressed its willingness to work with others to explore potential enhancements, such as performance-based ratemaking, flexible pricing and the continued development of efficient bulk-power markets. The PUC is currently expected to release the findings from its investigation in the spring of 1995. The Company is not able to predict whether retail access will be implemented and, if implemented, what impact it would have on the Company's financial condition or results of operations.

     The Company believes that through interruptible rates and long-term contracts with cost-based rates that are available to most of its larger-volume industrial customers, retail access would not adversely affect that portion of its retail business. Because the Company is a high-cost producer due to its capital investment in nuclear facilities, retail access could adversely affect other segments of its retail business, particularly other large commercial and industrial customers.

     The wholesale electric utility industry, in particular power generation to serve the needs of large users such as municipal customers and to provide for off-system sales, has become increasingly competitive. Such competition has permitted the Company to increase off-system sales but has reduced the Company's margin for off-system sales. Companies that are able to provide energy at a lower cost are likely to benefit from this competition. These factors will continue to challenge the Company to maintain current revenue levels.

     As part of the Company's commitment to cost reduction and stringent cost control, in April 1994, the Company's Board of Directors approved a package of financial incentives permitting eligible employees to participate in either VRIP or VSIP. Of the estimated 2,135 employees eligible for VRIP, 1,474 employees elected to accept early retirement. An additional 1,008 employees elected to separate under VSIP. The retirements and separations of the 2,482 employees accepting VRIP or VSIP are taking place in stages through December 31, 1995. The Company expects VRIP and VSIP to provide savings in wages and benefits to the Company of approximately $100 million annually.

     In May 1994, the Company entered into an agreement to sell Conowingo Power Company (COPCO), its wholly owned Maryland retail electric subsidiary, to Delmarva Power and Light Company (Delmarva) for approximately $150 million. The transaction also includes a ten-year contract for the Company to sell capacity and energy to Delmarva. The sale is subject to state and federal regulatory approvals. Recognition of the gain on the sale, which the Company expects to be approximately $40 million after taxes, is contingent upon the completion of the sale.

     The Company has implemented its plan to reorganize the Company's operations into five strategic business units to better enable it to meet the challenges of a competitive environment. The Consumer Energy Services Group distributes energy products and services to the Company's retail customers and consists primarily of the operating divisions, marketing, sales, engineering and support services. Bulk Power Enterprises is responsible for marketing and selling energy products to wholesale customers inside and outside the Company's service territory. The Power Generation Group is responsible for operating the Company's fossil-fuel and hydroelectric generating units. The Nuclear Generation Group is responsible for operating the Company's nuclear generating stations. The Gas Services Group is responsible for managing the Company's gas operations. The Company is currently planning to have each business unit eventually operate as an individual profit center, separate from the other business units.

Regulation and Operation of Nuclear Generating Facilities

The Company's financial condition and future operating results are in part dependent on the continued successful operation of its nuclear generating facilities. The Company's nuclear generating facilities represent approximately 45% of its installed generating capacity. Because of the Company's substantial investment in and reliance on its nuclear generating units, any changes in regulations by the Nuclear Regulatory Commission (NRC) requiring additional investments or resulting in increased operating costs of nuclear generating units could adversely affect the Company.

     During 1994, the Company-operated nuclear plants operated at an 89% weighted average capacity factor and the Company-owned nuclear plants operated at an 82% weighted average capacity factor and produced 60% of the Company's output. Nuclear generation is the most cost-effective way for the Company to meet customer needs and commitments for off-system sales. Continued operation of the nuclear plants above 60% of capacity is necessary to avoid penalties under the ECA. In addition, the terms of the 1991 settlement of the Limerick Generating Station (Limerick) Unit No. 2 rate case afford the Company the opportunity, through sales to other utilities and the efficient operation of Limerick, to increase future earnings. See note 2 of Notes to Consolidated Financial Statements for a description of the ECA and the terms of the Limerick Unit No. 2 rate case settlement.

     The Company would ultimately seek to recover through the ratemaking process all capital costs and any increased operating costs, including those associated with NRC regulation of the Company's nuclear generating stations and environmental compliance and remediation, although such recovery is not assured.

     The staff of the Securities and Exchange Commission has questioned the electric utility industry accounting practices regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in financial statements. The Financial Accounting Standards Board
(FASB) has agreed to review the accounting for removal costs, including decommissioning (see note 3 of Notes to Consolidated Financial Statements). The Company does not expect this review to have a material effect on the Company's financial condition or results of operations.

Off-System Sales

The Company has agreements with other utilities to sell its excess installed generating capacity and/or associated energy. These agreements are primarily for weekly purchases of energy. The Company expects to sell over $100 million of capacity and/or energy through such agreements in 1995. Due to rerates, the Company currently has 989 megawatts (MW) of excess installed generating capacity and expects to have 1,201 MW of excess installed generating capacity by 1997. The Company's future results of operations are dependent in part on its ability to successfully market its excess generating capacity and/or associated energy.

     In May 1994, the Company entered into a ten-year contract to sell capacity and energy to Delmarva as part of the Company's agreement to sell COPCO to Delmarva. Revenue received under this contract is expected to offset the revenue lost as a result of the sale of COPCO. This contract is subject to state and federal regulatory approvals and the sale of COPCO to Delmarva. The Company also finalized an agreement to sell 140 MW of capacity and energy to Baltimore Gas and Electric Company for a 25-year term beginning in 1997, subject to state and federal regulatory approval. The Company's bid was one of 28 bids submitted, and the sale is expected to generate approximately $45 million in revenue annually.

Compliance With Environmental Regulations

Under federal and state environmental laws, the Company is generally liable for the costs of remediating environmental contamination of property now or formerly owned by the Company or of property contaminated by hazardous substances generated by the Company. The Company owns or leases a substantial number of real estate parcels, including parcels on which its operations or the operations of others may have resulted in contamination by substances which are considered hazardous under environmental laws. The Company is currently involved in a number of proceedings relating to sites where hazardous substances have been deposited and may be subject to additional proceedings in the future.

     An evaluation of Company sites for potential environmental clean-up liability is ongoing, including approximately 20 sites where manufactured gas plant activities may have resulted in site contamination. Past activities at several sites have resulted in actual site contamination. The Company is presently engaged in performing detailed evaluations at certain of these sites to define the nature and extent of the con tamination, to determine the necessity of remediation and to identify possible remediation alternatives.

     As of December 31, 1994 and 1993, the Company had accrued $24 and $17 million, respectively, for environmental investigation and remediation costs that currently can be reasonably estimated. The Company cannot currently predict whether it will incur other significant liabilities for any additional remediation costs at these or additional sites identified by the Company, environmental agencies or others.

Regulatory Assets

At December 31, 1994, the Company had deferred on its balance sheet certain regulatory assets for which current recovery has not yet been approved by the PUC. These regulatory assets include $91 million of operating and maintenance expenses, depreciation and accrued carrying charges on its investment in Limerick Unit No. 2 and 50% of Limerick common facilities, deferred pursuant to a Declaratory Order of the PUC, and $107 million for the effect on deferred taxes of the change in the statutory federal income tax rate from 34% to 35% in 1993. See notes 2 and 13, respectively, of Notes to Consolidated Financial Statements.

     These and other regulatory assets are deferred pursuant to PUC action. Any deferred costs that are not recovered through base rates would be charged against income immediately. The Company has agreed not to seek a retail electric base rate increase before April 1, 1999, except under specified circumstances (see note 2 of Notes to Consolidated Financial Statements).

Other Factors Affecting the Company's Outlook

Although 1994 was essentially a weather-neutral year, annual and quarterly operating results can be significantly affected by weather. An extremely hot or cool summer can increase or decrease earnings for a year by as much as $0.20 per share compared to a year which has normal weather.

     Inflation affects the Company through increased operating costs and increased capital costs for utility plant. During periods of high inflation, the Company could be adversely affected if it is unable to offset increasing costs with improved productivity. In addition, the replacement costs of the Company's utility plant are significantly higher than the historical costs reflected in the financial statements.

     The Company's budgeted capital expenditures through 1997 include all costs of compliance with Phase I of the Clean Air Act of 1990 (Clean Air Act), including its share of the costs of scrubbers being installed at Conemaugh Generating Station. As a result of its prior investments in scrubbers for Eddystone and Cromby Generating Stations and its investment in nuclear generating capacity, the Company believes that compliance with the Clean Air Act will have significantly less impact on the Company than on other Pennsylvania utilities which are more dependent on coal-fired generation.

     In 1994, Standard & Poor's (S&P) rating agency revised its rating outlook on the Company from "negative" to "stable." S&P revised the rating as a result of the Company's material cost-cutting initiatives, plans for a more rapid debt reduction, well-controlled construction spending, and prospects for additional sales to other utilities.

     For a discussion of other contingencies, see notes 2 and 3 of Notes to Consolidated Financial Statements.

Report of Independent Accountants

To the Shareholders and Board of Directors
PECO Energy Company:

We have audited the accompanying consolidated balance sheets of PECO Energy Company and Subsidiary Companies as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows, and changes in common shareholders' equity and preferred stock for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PECO Energy Company and Subsidiary Companies as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 4 of the consolidated financial statements, the Company changed its methods of accounting for non-pension postretirement employee benefits and income taxes in 1993.


                              COOPERS & LYBRAND LLP


2400 Eleven Penn Center
Philadelphia, Pennsylvania
January 30, 1995

  Consolidated Statements of Income



(THOUSANDS OF DOLLARS)                 FOR THE YEARS ENDED DECEMBER 31,      1994             1993            1992
OPERATING REVENUES
Electric                                                                 $3,624,797        $3,605,425      $3,597,141
Gas                                                                         415,835           382,704         365,328
                                                                            -------           -------         -------
     TOTAL OPERATING REVENUES                                             4,040,632         3,988,129       3,962,469
                                                                          =========         =========       =========

OPERATING EXPENSES
Fuel and Energy Interchange                                                 703,590           659,580         709,115
Other Operating                                                             937,849           851,254         906,346
Early Retirement and Separation Programs                                    254,106                --              --
Maintenance                                                                 327,714           364,409         353,502
Depreciation                                                                442,101           424,952         413,779
Income Taxes                                                                234,033           354,391         264,483
Other Taxes                                                                 311,689           298,132         281,868
                                                                            -------           -------         -------
     TOTAL OPERATING EXPENSES                                             3,211,082         2,952,718       2,929,093
                                                                          ---------         ---------       ---------
     OPERATING INCOME                                                       829,550         1,035,411       1,033,376
                                                                            =======         =========       =========

OTHER INCOME AND DEDUCTIONS
Allowance for Other Funds Used During Construction                           10,180            11,885          10,461
Settlement of Peach Bottom Litigation                                            --                --        (103,078)
Income Taxes                                                                (15,291)          (11,808)         40,160
Other, Net                                                                   23,121            11,980           3,392
                                                                             ------            ------           -----
     TOTAL OTHER INCOME AND DEDUCTIONS                                       18,010            12,057         (49,065)
                                                                             ------            ------         -------
     INCOME BEFORE INTEREST CHARGES                                         847,560         1,047,468         984,311
                                                                            =======         =========         =======

INTEREST CHARGES
Long-Term Debt                                                              387,279           432,707         484,153
Dividends on Preferred Securities of Subsidiary                               8,570                --              --
Short-Term Debt                                                              36,987            36,002          31,419
                                                                             ------            ------          ------
     TOTAL INTEREST CHARGES                                                 432,836           468,709         515,572

Allowance for Borrowed Funds Used During Construction                       (11,989)          (11,889)        (10,202)
                                                                            -------           -------         -------
     NET INTEREST CHARGES                                                   420,847           456,820         505,370
                                                                            -------           -------         -------
Net Income                                                                  426,713           590,648         478,941
Preferred Stock Dividends                                                    37,298            49,058          60,731
                                                                             ------            ------          ------
     EARNINGS APPLICABLE TO COMMON STOCK                                   $389,415          $541,590        $418,210
                                                                           ========          ========        ========
Average Shares of Common Stock Outstanding (THOUSANDS)                      221,554           221,072         220,245
     EARNINGS PER AVERAGE COMMON SHARE (DOLLARS)                              $1.76             $2.45           $1.90
                                                                              =====             =====           =====
     DIVIDENDS PER COMMON SHARE (DOLLARS)                                    $1.545             $1.43          $1.325
                                                                             ======             =====          ======

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets


(THOUSANDS OF DOLLARS)                                 DECEMBER 31,           1994             1993
Assets

UTILITY PLANT, AT ORIGINAL COST
Electric                                                                  $13,283,888     $13,102,088
Gas                                                                           895,946          843,205
Common                                                                        234,769          203,747
                                                                              -------          -------
                                                                           14,414,603       14,149,040
     Less Accumulated Provision for Depreciation                            4,242,576        3,946,805
                                                                            ---------        ---------
                                                                           10,172,027       10,202,235
Nuclear Fuel, Net                                                             184,161          179,529
Construction Work in Progress                                                 472,512          381,247
Leased Property, Net                                                          174,565          194,702
                                                                              -------          -------
     NET UTILITY PLANT                                                     11,003,265       10,957,713
                                                                           ----------       ----------

CURRENT ASSETS
Cash and Temporary Cash Investments                                            46,970           46,923
Accounts Receivable, Net
     Customers                                                                 96,987          122,581
     Other                                                                     49,854           47,768
Inventories, at Average Cost
     Fossil Fuel                                                               72,732           67,040
     Materials and Supplies                                                   118,230          142,132
Deferred Income Taxes                                                          12,002           30,185
Other                                                                          58,069           58,205
                                                                               ------           ------
     TOTAL CURRENT ASSETS                                                     454,844          514,834
                                                                              -------          -------

DEFERRED DEBITS AND OTHER ASSETS
Recoverable Deferred Income Taxes                                           2,138,079        2,297,368
Deferred Limerick Costs                                                       413,885          433,605
Deferred Non-Pension Postretirement Benefit Costs                             261,912           44,691
Investments                                                                   236,587          218,636
Loss on Reacquired Debt                                                       320,879          343,004
Other                                                                         263,308          222,476
                                                                              -------          -------
     TOTAL DEFERRED DEBITS AND OTHER ASSETS                                 3,634,650        3,559,780
                                                                            ---------        ---------
     TOTAL                                                                $15,092,759      $15,032,327
                                                                          ===========      ===========

See Notes to Consolidated Financial Statements.

(THOUSANDS OF DOLLARS)                              December 31,               1994              1993
Capitalization and Liabilities

CAPITALIZATION
Common Shareholders' Equity
     Common Stock                                                          $3,490,728       $3,488,477
     Other Paid-In Capital                                                      1,271            1,214
     Retained Earnings                                                        810,507          773,727
                                                                              -------          -------
                                                                            4,302,506        4,263,418
Preferred and Preference Stock
     Without Mandatory Redemption                                             277,472          422,472
     With Mandatory Redemption                                                 92,700          186,500
Minority Interest in Preferred Securities of Subsidiary                       221,250               --
Long-Term Debt                                                              4,785,631        4,884,343
                                                                            ---------        ---------
     TOTAL CAPITALIZATION                                                   9,679,559        9,756,733
                                                                            ---------        ---------

CURRENT LIABILITIES
Notes Payable, Bank                                                            11,499         119,350
Long-Term Debt Due Within One Year                                            201,213         252,263
Capital Lease Obligations Due Within One Year                                  60,476          60,500
Accounts Payable                                                              308,832         242,239
Taxes Accrued                                                                  87,185          24,939
Deferred Energy Costs                                                          15,486          48,691
Interest Accrued                                                               93,159          97,540
Dividends Payable                                                              15,096          18,345
Other                                                                          85,649          90,710
                                                                               ------          ------
     TOTAL CURRENT LIABILITIES                                                878,595         954,577
                                                                              -------         -------

DEFERRED CREDITS AND OTHER LIABILITIES
Capital Lease Obligations                                                     114,089         134,202
Deferred Income Taxes                                                       3,225,915       3,386,136
Unamortized Investment Tax Credits                                            374,100         386,162
Pension Obligation for Early Retirement Plans                                 238,250         135,286
Non-Pension Postretirement Benefits Obligation                                354,458          51,781
Other                                                                         227,793         227,450
                                                                              -------         -------
     TOTAL DEFERRED CREDITS AND OTHER LIABILITIES                           4,534,605       4,321,017
                                                                            ---------       ---------

COMMITMENTS AND CONTINGENCIES (NOTES 2 AND 3)
     TOTAL                                                                $15,092,759     $15,032,327
                                                                          ===========     ===========

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(THOUSANDS OF DOLLARS)          FOR THE YEARS ENDED DECEMBER 31,      1994         1993        1992
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                         $426,713     $590,648     $478,941
Adjustments to Reconcile Net Income to Net Cash
         Provided by Operating Activities:
     Depreciation and Amortization                                  517,681      507,069      491,186
     Deferred Income Taxes                                          (23,306)     139,846       81,943
     Early Retirement and Separation Programs                       254,106           --           --
     Unrecovered Phase-In Plan Revenue                                   --           --      142,267
     Deferred Energy Costs                                          (33,205)     (24,308)      52,959
     Amortization of Leased Property                                 61,900       58,400       54,600
     Changes in Working Capital:
         Accounts Receivable                                         23,508       31,102       82,151
         Inventories                                                 18,210       11,222        1,395
         Accounts Payable                                             5,342          777      (47,403)
         Other Current Assets and Liabilities                        52,940      (34,694)    (136,627)
     Other Items Affecting Operations                                (9,175)     (18,287)     (28,569)
                                                                     ------      -------      -------
Net Cash Flows Provided by Operating Activities                   1,294,714    1,261,775    1,172,843
                                                                  ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Plant                                                (570,903)    (568,076)    (571,829)
Increase in Other Investments                                       (17,951)     (16,214)     (32,769)
                                                                    -------      -------      -------
Net Cash Flows Used by Investing Activities                        (588,854)    (584,290)    (604,598)
                                                                   --------     --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES
Change in Short-Term Debt                                          (107,851)       8,850      110,500
Issuance of Common Stock                                              2,308       29,346       12,465
Issuance of Preferred Stock                                              --      142,700      140,000
Retirement of Preferred Stock                                      (238,800)    (187,330)    (224,462)
Minority Interest in Preferred Securities of Subsidiary             221,250           --           --
Issuance of Long-Term Debt                                          245,100    1,994,765    1,369,540
Retirement of Long-Term Debt                                       (397,763)  (2,148,963)  (1,504,877)
Loss on Reacquired Debt                                              22,125      (69,884)     (85,380)
Dividends on Preferred and Common Stock                            (377,883)    (366,081)    (349,856)
Change in Dividends Payable                                          (3,249)      (1,114)     (16,607)
Expenses of Issuing Long-Term Debt and Preferred Stock               (9,150)     (24,820)     (11,660)
Capital Lease Payments                                              (61,900)     (58,400)     (54,600)
                                                                    -------      -------      -------
Net Cash Flows from Financing Activities                           (705,813)    (680,931)    (614,937)
                                                                   --------     --------     --------

Increase/(Decrease) in Cash and Cash Equivalents                         47       (3,446)     (46,692)
Cash and Cash Equivalents at beginning of period                     46,923       50,369       97,061
                                                                     ------       ------       ------
Cash and Cash Equivalents at end of period                          $46,970      $46,923      $50,369
                                                                    =======      =======      =======

See Notes to Consolidated Financial Statements.

  23
Consolidated Statements of Changes in Common Shareholders' Equity and Preferred Stock

                                                                             Other
                                                 Common Stock               Paid-In        Retained            Preferred Stock
(ALL AMOUNTS IN THOUSANDS)                    Shares        Amount          Capital        Earnings         Shares       Amount

Balance, January 1, 1992                     220,030        $3,446,666       $1,214        $444,399         7,381      $738,064

Net Income                                                                                  478,941
Cash Dividends Declared
     Preferred Stock
         (at specified annual rates)                                                        (58,021)
     Common Stock ($1.325 per share)                                                       (291,835)
Expenses of Capital Stock Activity                                                          (11,660)

Issuance of Stock
     Long-Term Incentive Plan                    504            12,465
     Issuances                                                                                              1,400       140,000
Redemptions                                                                                                (2,245)     (224,462)
                                             -------         ---------        -----         -------         -----       -------
Balance, December 31, 1992                   220,534         3,459,131        1,214         561,824         6,536       653,602

Net Income                                                                                  590,648
Cash Dividends Declared
     Preferred Stock
         (at specified annual rates)                                                        (49,919)
     Common Stock ($1.43 per share)                                                        (316,162)
Expenses of Capital Stock Activity                                                           (5,625)

Issuance of Stock
     Long-Term Incentive Plan                    983            29,346                       (7,039)
     Issuances                                                                                              1,427       142,700
Redemptions                                                                                                (1,873)     (187,330)
                                             -------         ---------        -----         -------         -----       -------
Balance, December 31, 1993                   221,517         3,488,477        1,214         773,727         6,090       608,972

Net Income                                                                                  426,713
Cash Dividends Declared
     Preferred Stock
         (at specified annual rates)                                                        (35,706)
     Common Stock ($1.545 per share)                                                       (342,177)
Expenses of Capital Stock Activity                                                          (11,662)
Issuance of Stock
     Long-Term Incentive Plan                     92             2,251                         (388)
     Issuances                                                                   57
Redemptions                                                                                                (2,388)     (238,800)
                                             -------         ---------        -----         -------         -----       -------
Balance, December 31, 1994                   221,609        $3,490,728       $1,271        $810,507         3,702      $370,172
                                             =======        ==========       ======        ========         =====      ========


See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

General

The consolidated financial statements of PECO Energy Company (Company) include the accounts of its utility subsidiary companies, all of which are wholly owned. Non utility subsidiaries are not material and are accounted for on the equity method. Accounting policies are in accordance with those prescribed by the regulatory authorities having jurisdiction, principally the Pennsylvania Public Utility Commission (PUC) and the Federal Energy Regulatory Commission (FERC).

Revenues

Customers' meters are read and bills are prepared on a cycle basis. At the end of each month, the Company accrues an estimate for the unbilled amount of energy delivered to customers.

     Pursuant to a phase-in plan approved by the PUC in its electric base rate order dated April 19, 1990, the Company recorded revenue equal to the full amount of the rate increase approved, based on kilowatthours rendered to customers. On April 5, 1991, that plan was amended by the PUC as part of the settlement of all appeals arising from the Limerick Generating Station (Limerick) Unit No. 2 rate proceeding to permit recovery of the remaining unrecovered revenue by December 31, 1992 (see note 2). As of December 31, 1994, 1993 and 1992, the Company had no unrecovered phase-in plan revenue.

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

Depreciation and Decommissioning

The annual provision for depreciation is provided over the estimated service lives of plant on the straight-line method. Annual depreciation provisions for financial reporting purposes, expressed as a percent of average depreciable utility plant in service, were approximately 2.77% in 1994 and 2.75% in 1993 and 1992.

     The Company's share of the 1990 estimated costs for decommissioning nuclear generating stations currently included in electric base rates is being charged to operations over the expected service life of the related plant. The amounts recovered from customers are deposited in trust accounts and invested for funding of future costs and credited to accumulated depreciation (see note 3).

Income Taxes

In 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting of income taxes. The effects of the Alternative Minimum Tax (AMT) are normalized. Investment Tax Credit (ITC) is deferred and amortized to income over the estimated useful lives of the related utility plant. ITC related to plant in service, not included in rate base, is accounted for on the flow-through method (see note 13).

Allowance for Funds Used During Construction (AFUDC)

AFUDC is the cost, during the period of construction, of debt and equity funds used to finance construction projects. AFUDC is recorded as a charge to Construction Work in Progress, and the credits are to Interest Charges for the cost of borrowed funds and to Other Income and Deductions for the remainder as the allowance for other funds. The rates used for capitalizing AFUDC, which averaged 7.74% in 1994, 9.39% in 1993 and 10.61% in 1992, are computed under a method prescribed by the regulatory authorities. AFUDC is not included in regular taxable income and the depreciation of capitalized AFUDC is not tax deductible.

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

Capitalized Software Costs

Software projects which exceed $5 million are capitalized. At December 31, 1994 and 1993, capitalized software costs totaled $51 million and $56 million (net of $10 million and $3 million accumulated amortization), respectively. Such capitalized amounts are amortized ratably over the expected lives of the projects when they become operational, not to exceed ten years.

Gains and Losses on Reacquired Debt

Gains and losses on reacquired debt are deferred and amortized to interest expense over the stated life of the reacquired debt.

Reclassifications

Certain prior-year amounts have been reclassified for comparative purposes.


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

     On April 5, 1991, the PUC approved the settlement of all appeals arising from the Limerick Unit No. 2 rate order. Under the terms of the settlement, the Company is allowed to retain for shareholders any proceeds above the average energy cost for sales of up to 399 megawatts (MW) of capacity and/or associated energy, since the PUC had ruled that the Company had 399 MW of near-term excess capacity in the Limerick Unit No. 2 rate order. Under the settlement, the Company began on April 1, 1994 to share in the benefits which result from the operation of both Limerick Unit No. 1 and Unit No. 2 through the retention of 16.5% of the energy savings. Through 1994, the Company's potential benefit from the sale of up to 399 MW of capacity and/or associated energy and the retained Limerick energy savings was limited to $106 million per year, with any excess accruing to customers. Beginning in 1995, in addition to retaining the first $106 million, the Company will share in any excess above $106 million with the Company's share of the excess being 10% in 1995, 20% in 1996 and 30% in 1997 and thereafter. During 1994, 1993 and 1992, the Company recorded as revenue net of fuel costs $68, $38 and $34 million, respectively, as a result of the sale of the 399 MW of capacity and/or associated energy and the Company's share of Limerick Unit No. 1 and Unit No. 2 energy savings.

Single-Issue Electric Base Rate Increase

Under a Joint Petition dated October 3, 1994, the Company has been permitted to increase electric base rates by $25 million per year, effective January 1, 1995, to recover the increased costs associated with the implementation of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." See notes 4 and 6. The Joint Petition also provides that the Company will not file for an increase in retail electric service rates before April 1, 1999, except under specified circumstances for items such as energy cost adjustments, changes in state taxes, changes in federal taxes, demand side management surcharges, and increases in nuclear plant decommissioning expense or funding requirements and spent nuclear fuel disposal expenses. The retail electric SFAS No. 106 operating expense, including the annual amortization of the transition obligation (over 18 years) deferred in 1993 and 1994, will be included in the new rates. Subsequent to January 1, 1995, and prior to the Company's next base rate case, no portion of retail electric SFAS No. 106 operating expense in excess of the amount allowed to be recovered under the Joint Petition will be deferred for future rate recovery. Also, beginning January 1, 1995, the Company will be required to deposit in trust accounts funds equivalent to all of its retail electric SFAS No. 106 costs. These costs include amounts charged to operating expense and capitalized on and after January 1, 1995.

     In accordance with the Joint Petition, any of the parties to the Joint Petition may elect to void the settlement in the event current rate recovery of SFAS No. 106 expense is ultimately disallowed through the Office of Consumer Advocate's appeal to the Supreme Court of Pennsylvania of cases involving other Pennsylvania utilities. In such event, the Company would refund to customers, with interest, any increased base rate amounts collected.

Gas Accounting Settlement

On December 15, 1994, the PUC approved the Company's petition for an accounting order associated with gas utility operations permitting recognition of $2.8 million of SFAS No. 106 costs annually and recognition of $1.5 million of environmental costs annually for the remediation of sites of former manufactured gas plant facilities using a cost of removal methodology, in exchange for a reduction in depreciation rates to reflect the results of a current life study. The Company will deposit in trust accounts funds equivalent to its retail gas SFAS No. 106 costs beginning January 1, 1995. This settlement will not result in any increase in rates to customers. See notes 3 and 6.

Limerick Unit No. 2 Declaratory Order

Pursuant to a Declaratory Order of the PUC, the Company deferred the operating and maintenance expenses, depreciation and accrued carrying charges on its capital investment in Limerick Unit No. 2 and 50% of Limerick common facilities during the period from January 8, 1990, the commercial operation date of Limerick Unit No. 2, until April 20, 1990, the effective date of the Limerick Unit No. 2 rate order. At December 31, 1994 and 1993, such costs included in Deferred Limerick Costs totaled $91 million. Recovery of such costs deferred pursuant to the Declaratory Order will be addressed by the PUC in a subsequent electric base rate case, although such recovery is not assured. Any amounts not recovered would be charged against income.

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

     For the years ended December 31, 1994, 1993 and 1992, the Company's system nuclear capacity factors were 82%, 78% and 71%, respectively. This entitled the Company to bonuses reflected in 1994, 1993 and 1992 income of $14, $10 and $1 million, respectively.

3. Commitments and Contingencies

Construction Expenditures

Construction expenditures are estimated to be $495 million for 1995 and $1.4 billion for 1996-1998. For 1995-1998, the Company expects that all of its capital needs will be provided through internally generated funds. Construction expenditure estimates are reviewed and revised periodically to reflect changes in economic conditions, revised load forecasts and other appropriate factors. Certain facilities under construction and to be constructed may require permits and licenses which the Company has no assurance will be granted.

     The Company's operations have in the past and may in the future require substantial capital expenditures in order to comply with environmental laws.

Nuclear Insurance

The Price-Anderson Act, as amended (Price-Anderson Act), sets the limit of liability of approximately $8.9 billion for claims that could arise from an incident involving any licensed nuclear facility in the nation. The limit is subject to increase to reflect the effects of inflation and changes in the number of licensed reactors. All utilities with nuclear generating units, including the Company, have obtained coverage for these potential claims through a combination of private insurances of $200 million and mandatory participation in a financial protection pool. Under the Price-Anderson Act, all nuclear reactor licensees can be assessed up to $76 million per reactor per incident, payable at $10 million per reactor per incident per year. This assessment is subject to inflation, state premium taxes and an additional surcharge of 5% if the total amount of claims and legal costs exceeds the basic assessment.

     If the damages from an incident at a licensed nuclear facility exceed $8.9 billion, the President of the United States is to submit to Congress a plan for providing additional compensation to the injured parties. Congress could impose further revenue-raising measures on the nuclear industry to pay claims. The Price-Anderson Act and the extensive regulation of nuclear safety by the Nuclear Regulatory Commission (NRC) do not preempt claims under state law for personal, property or punitive damages related to radiation hazards.

     Although the NRC requires the maintenance of property insurance on nuclear power plants in the amount of $1.06 billion or the amount available from private sources, whichever is less, the Company maintains coverage in the amount of its $2.75 billion proportionate share for each station. The Company's insurance policies provide coverage for decontamination liability expense, premature decommissioning and loss or damage to its nuclear facilities. These policies require that, following an accident, insurance proceeds first be applied to assure that the facility is in a safe and stable condition and can be maintained in such condition. Within 30 days of stabilizing the reactor, the licensee must submit a report to the NRC which provides a clean-up plan, including the identification of all clean-up operations necessary to decontaminate the reactor to either permit the resumption of operations or decommissioning of the facility. Under the Company's insurance policies, insurance proceeds not already expended to place the reactor in a stable condition must be used to decontaminate the facility. If the decision is made to decommission the facility, a portion of the insurance proceeds will be allocated to a fund which the Company is required by the NRC to maintain to provide for decommissioning the facility. These proceeds would be paid to the fund to make up any difference between the amount of money in the fund at the time of the early decommissioning and the amount that would be in the fund if contributions had been made over the normal life of the facility. The Company is unable to predict what effect these requirements may have on the amount and the availability of insurance proceeds for the benefit of the Company's bondholders under the Company's mortgage. Under the terms of the various property insurance agreements, the Company could be assessed up to $44 million for losses incurred at any plant insured by the insurance companies. The Company is self-insured to the extent that any losses may exceed the amount of insurance maintained. Any such losses, if not recovered through the ratemaking process, could have a material adverse effect on the Company's financial condition or results of operations.

     The Company is a member of an industry mutual insurance company which provides replacement power cost insurance in the event of a major accidental outage at a nuclear station. The premium for this coverage is subject to assessment for adverse loss experience. The Company's maximum share of any assessment is $14 million per year.

Nuclear Decommissioning and Spent Fuel Storage

In conjunction with the PUC's April 19, 1990 electric base rate order, the PUC recognized a revised decommissioning cost estimate based upon total cost. The Company's share of this revised cost is $643 million expressed in 1990 dollars. Under current rates, the Company collects approximately $20 million annually from customers for decommissioning the Company's nuclear units. The Company had recovered $174 million as of December 31, 1994, from customers which has been deposited in trust accounts for funding future decommissioning costs. The most recent estimate of the Company's share of the cost to decommission its nuclear units is approximately $900 million in 1994 dollars. Any increase in the 1990 decommissioning cost estimate being recovered in base rates is to be recoverable in the Company's next base rate case. As a result, the Company expects to receive recovery of a higher level of decommissioning expense in its next base rate proceeding.

     The staff of the Securities and Exchange Commission has questioned the electric utility industry accounting practices regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in financial statements. The Financial Accounting Standards Board has agreed to review the accounting for removal costs including decommissioning. If current electric utility industry accounting practices for decommissioning are changed, annual provisions for decommissioning could increase, the estimated cost for decommissioning could be recorded as a liability rather than as accumulated depreciation, and trust fund income from external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense. The Company does not expect this review to have a material effect on the Company's financial condition or results of operations.

     Effective January 1, 1994, the Company began recognizing in the financial statements unrealized gains using the average cost method as part of the value of the decommissioning trust accounts and as a deferred liability (see note 4).

     Under the Nuclear Waste Policy Act of 1982 (NWPA), the U.S. Department of Energy (DOE) is required to take possession of all spent nuclear fuel generated by the Company's nuclear units for long-term storage by no later than 1998. Under the NWPA, the DOE is authorized to assess utilities for the cost of nuclear fuel disposal. The current cost of such disposal is one mill ($.001) per kilowatthour of net nuclear generation. The fee may be adjusted prospectively in order to ensure full cost recovery.

     The DOE has stated that it is under no legal obligation to begin accepting spent fuel absent an operational repository or other facility constructed under the NWPA. The DOE acknowledges, however, that it may have created the expectation of such a commitment on the part of utilities by issuing certain regulations and projected waste acceptance schedules. The DOE has stated that it will not be able to open a permanent, high-level nuclear waste storage facility until 2010, at the earliest. The DOE stated that the delay was a result of its seeking new data about the suitability of the proposed repository site at Yucca Mountain, Nevada, opposition to this location for the repository and the DOE's revision of its civilian nuclear waste program. The DOE stated that it would seek legislation from Congress for the construction of a temporary storage facility which would accept spent nuclear fuel from utilities in 1998 or soon thereafter. Although progress is being made at Yucca Mountain and several communities have expressed interest in providing a temporary storage site, the Company cannot predict when the temporary storage facilities or permanent repository will become available. The DOE is exploring options to address delays in the currently projected waste acceptance schedules. The options under consideration by the DOE include offsetting a portion of the financial burden associated with the costs of continued on-site storage of spent fuel after 1998 and the issuance by the DOE to utilities of multi-purpose canisters for on-site storage.

     Peach Bottom and Limerick have on-site storage facilities with the capacity to store spent fuel discharged from the units through the late 1990's and, by further modifying spent fuel storage facilities, capacity could be provided until approximately 2010. Salem has spent fuel storage capacity through 1998 for Unit No. 1 and 2002 for Unit No. 2. Public Service Electric and Gas (PSE&G) is implementing a plan to extend the fuel storage capacity of Salem Unit No. 1 to 2008 and Unit No. 2 to 2012.

     The National Energy Policy Act of 1992 (Energy Act) provides, among other things, that utilities with nuclear reactors must pay for the decommissioning and decontamination of the DOE nuclear fuel enrichment facilities. The total costs are estimated to be $150 million per year for 15 years, of which the Company's share is estimated at $5 million per year. The Energy Act provides that these costs are to be recoverable in the same manner as other fuel costs. The Company has recorded the liability and a related regulatory asset, which at December 31, 1994 and 1993 was $59 and $69 million, respectively.

     The Company is currently recovering in rates costs for nuclear decommissioning and decontamination and spent fuel storage. The Company believes that the ultimate costs of decommissioning and decontamination, spent fuel disposal and any assessment under the Energy Act will continue to be recoverable through rates, although such recovery is not assured.

Environmental Issues

Under federal and state environmental laws, the Company is generally liable for the costs of remediating environmental contamination of property now or formerly owned by the Company or of property contaminated by hazardous substances generated by the Company. The Company owns or

  28
leases a substantial number of real estate parcels, including parcels on which its operations or the operations of others may have resulted in contamination by substances which are considered hazardous under environmental laws. The Company is currently involved in a number of proceedings relating to sites where hazardous substances have been deposited and may be subject to additional proceedings in the future. An evaluation of Company sites for potential environmental clean-up liability is in progress, including approximately 20 sites where manufactured gas plant activities may have resulted in site contamination. Past activities at several sites have resulted in actual site contamination. The Company is presently engaged in performing detailed evaluations of these sites to define the nature and extent of the contamination, to determine the necessity of remediation and to identify possible remediation alternatives. As of December 31, 1994 and 1993, the Company had accrued $24 and $17 million, respectively, for environmental investigation and remediation costs that currently can be reasonably estimated. On December 15, 1994, the PUC approved the recognition of $1.5 million of environmental costs annually for the remediation of sites of former manufactured gas plant facilities (see note 2). The Company cannot currently predict whether it will incur other significant liabilities for additional investigation and remediation costs at these or additional sites identified by the Company, environmental agencies or others, or whether all such costs will be recoverable through rates or from third parties.

Other Litigation

On April 11, 1991, 33 former employees of the Company filed an amended class action suit against the Company in the United States District Court for the Eastern District of Pennsylvania (Eastern District Court) on behalf of approximately 141 persons who retired from the Company between January and April 1990. The lawsuit, filed under the Employee Retirement Income Security Act (ERISA), alleges that the Company fraudulently and/or negligently misrepresented or concealed facts concerning the Company's 1990 Early Retirement Plan and thus induced the plaintiffs to retire or not to defer retirement immediately before the initiation of the 1990 Early Retirement Plan, thereby depriving the plaintiffs of substantial pension and salary benefits. In June 1991, the plaintiffs filed amended complaints adding additional plaintiffs. The lawsuit names the Company, the Company's Service Annuity Plan (SAP) and two Company officers as defendants. The plaintiffs seek approximately $20 million in damages representing, among other things, increased pension benefits and nine months salary pursuant to the terms of the 1990 Early Retirement Plan, as well as punitive damages. On March 24 and 25, 1994, the case was tried in Eastern District Court on the issue of liability. On May 13, 1994, the Eastern District Court issued a decision, finding the Company liable to all plaintiffs who made inquiries about any early retirement plan after March 12, 1990 and retired prior to April 1990. The Eastern District Court will try the case on the issue of damages. The ultimate outcome of this matter is not expected to have a material adverse effect on the Company's financial condition.

     On May 2, 1991, 37 former employees of the Company filed an amended class action suit against the Company, the SAP and three former Company officers in the Eastern District Court, on behalf of 147 former employees who retired from the Company between January and June 1987. The lawsuit was filed under ERISA and concerns the August 1, 1987 amendment to the SAP. The plaintiffs claim that the Company concealed or misrepresented the fact that the amendment to the SAP was planned to increase retirement benefits and, as a consequence, they retired prior to the amendment to the SAP and were deprived of significant retirement benefits. The complaint does not specify any dollar amount of damages. On March 24 and 25, 1994, the case was tried in Eastern District Court on the issue of liability. On May 13, 1994, the Eastern District Court issued a decision, finding the Company liable to all plaintiffs who made inquiries about any pension improvement after March 1, 1987 and retired prior to June 1987. The Eastern District Court will try the case on the issue of damages. The ultimate outcome of this matter is not expected to have a material adverse effect on the Company's financial condition.

     On May 25, 1993, the Company received a letter from attorneys on behalf of a shareholder demanding that the Company's Board of Directors commence legal action against certain Company officers and directors with respect to the Company's credit and collections practices. The basis of the demand is the findings and conclusions contained in the Credit and Collection section of the May 1991 PUC Management Audit Report prepared by Ernst & Young. At its June 28, 1993 meeting, the Board of Directors appointed a special committee of directors to consider whether such legal action is in the best interests of the Company and its shareholders. On March 14, 1994, upon the recommendation of the Special Committee, the Board of Directors approved a resolution refusing the shareholder demand set forth in the May 25, 1993 demand letter, and authorizing and directing officers of the Company to take all steps necessary to terminate the derivative suit discussed below.

     On July 26, 1993, attorneys on behalf of two shareholders filed a shareholder derivative action in the Court of Common Pleas of Philadelphia County against several of the Company's present and former officers alleging mismanagement, waste of corporate assets and breach of fiduciary duty in connection with the Company's credit and collections practices. A similar suit by the same plaintiffs previously had been withdrawn while on appeal after dismissal by the court for failure to first serve a demand on the Company's Board of Directors. This action is also based on the findings and conclusions contained in the Credit and Collections section of the May 1991 PUC Management Audit Report prepared by

Ernst & Young. The plaintiffs seek, among other things, an unspecified amount of damages and the awarding to the plaintiffs of the costs and disbursements of the action, including attorneys' fees. On April 12, 1994, the Company filed a motion for summary judgment seeking termination of the action pursuant to the Board of Directors' resolution of March 14, 1994. Any monetary damages which may be recovered, net of expenses, would be paid to the Company because the lawsuit is brought derivatively by shareholders on behalf of the Company.

     The Company is involved in various other litigation matters, the ultimate outcomes of which, while uncertain, are not expected to have a material adverse effect on the Company's financial condition or results of operations.


4. Changes in Accounting

Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires current recognition of the expected costs of the obligation to provide benefits to former or inactive employees during the period after active employment but before retirement. For 1993 and prior, the Company recognized these costs on a pay-as-you-go basis. The Company is currently recovering in base rates the pay-as-you-go costs. The Company's transition obligation under SFAS No. 112 was $10.9 million, which represents the previously unrecognized accumulated postemployment benefits obligation. The Company's increased SFAS No. 112 costs for 1994 were $1.4 million. The Company expects to recover all increased expenses resulting from the adoption of SFAS No. 112, and accordingly, has deferred all such expenses.

     Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires the fair value of investments in certain debt and equity securities be recorded in the financial statements. The amounts which the Company recovers from customers for the Company's share of the estimated costs for decommissioning its nuclear generating stations are deposited in trust accounts and invested for funding of future costs. As of December 31, 1994, the Company recognized $1 million of unrealized gains using the average cost method, which are recorded as a deferred liability (see note 3). The Company had no other such investments as of December 31, 1994.

     Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the recognition of the expected costs of the benefits during the years employees render service, but not later than the date eligible for retirement using the prescribed accrual method. For 1992 and prior, the Company recognized these costs on a pay-as-you-go basis. For 1994 and prior, the Company recovered in base rates the pay-as-you-go costs. Adoption of SFAS No. 106 resulted in a transition obligation of $505 million, which is being amortized on a straight-line basis over 20 years. Adoption of SFAS No. 106 had no impact on the Company's results of operations as the Company deferred these increased costs pending rate treatment (see notes 2 and 6).

     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting for income taxes utilizing the cumulative method of adoption. As a result, the Company recognized a charge of $3 million during 1993. The Company has also recorded an additional accumulated deferred income tax liability along with a corresponding recoverable deferred income tax asset of $2.1 and $2.3 billion at December 31, 1994 and 1993, respectively (see note
13).


5. Retirement Benefits

The Company and its subsidiaries have a non-contributory trusteed retirement plan applicable to all regular employees. The benefits are based primarily upon employees' years of service and average earnings prior to retirement. The Company's funding policy is to contribute, at a minimum, amounts sufficient to meet ERISA requirements. Approximately 85%, 71% and 78% of pension costs were charged to operations in 1994, 1993 and 1992, respectively, and the remainder, associated with construction labor, to the cost of new utility plant.


(THOUSANDS OF DOLLARS)                                                                  1994            1993             1992
Pension costs for 1994, 1993 and 1992 included the following components:
Service cost-- benefits earned during the period                                     $33,403         $33,673          $30,191
Interest cost on projected benefit obligations                                       136,690         134,658          129,000
Actual return on plan assets                                                          12,946        (226,240)        (122,869)
Amortization of transition asset                                                      (4,538)         (4,538)          (4,539)
Amortization and deferral                                                           (161,955)         87,733           (5,741)
                                                                                    --------          ------           ------
Net pension cost                                                                     $16,546         $25,286          $26,042
                                                                                     =======         =======          =======

The changes in net periodic pension costs in 1994, 1993 and 1992 were as follows:


(THOUSANDS OF DOLLARS)                                                                  1994            1993             1992
Change in number, characteristics and salary levels
     of participants and net actuarial gain                                          $(6,004)          $(756)           $(840)
Change in plan provisions                                                             (1,777)             --               --
Change in actuarial assumptions                                                         (959)             --            4,542
                                                                                        ----           -----            -----
     Net change                                                                      $(8,740)          $(756)          $3,702
                                                                                     =======           =====           ======

     Plan assets consist principally of common stock, U.S. government obligations and other fixed income instruments. In determining pension costs, the assumed long-term rate of return on assets was 9.50% for 1994, 1993 and 1992.

     The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 8.25% at December 31, 1994, 7% at December 31, 1993, and 7.75% at December 31, 1992. The average rate of increase in future compensation levels ranged from 4.25% to 6.25% at December 31, 1994, from 4% to 6% at December 31, 1993, and from 4.5% to 6.5% at December 31, 1992.

     Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan. The funded status of the plan at December 31, 1994 and 1993 is summarized as follows:

THOUSANDS OF DOLLARS)                                                            1994             1993
Actuarial present value of accumulated plan benefit obligations:
Vested benefit obligations                                                  $(1,505,552)     $(1,482,868)
Accumulated benefit obligation                                               (1,632,666)      (1,600,768)
                                                                             ----------       ----------
Projected benefit obligation for services rendered to date                   (1,814,209)      (1,972,332)
Plan assets at fair value                                                     1,741,271        1,844,281
                                                                              ---------        ---------
Funded status                                                                   (72,938)        (128,051)
Unrecognized transition asset                                                   (49,327)         (53,865)
Unrecognized prior service costs                                                 73,338           95,728
Unrecognized net gain                                                          (230,105)         (77,245)
                                                                               --------          -------
Pension liability                                                             $(279,032)       $(163,433)
                                                                              =========        =========

6. Non-Pension Retirement Benefits

The Company provides certain health care and life insurance benefits for retired employees. Company employees will become eligible for these benefits if they retire from the Company with ten years of service. These benefits and similar benefits for active employees are provided by an insurance company whose premiums are based upon the benefits paid during the year. Prior to 1993, the Company recognized the cost of providing these benefits by charging the annual insurance premiums to expense.

     The transition obligation resulting from the adoption of SFAS No. 106 was $505 million at January 1, 1993, which represents the previously unrecognized accumulated non-pension postretirement benefit obligation. The transition obligation is being amortized on a straight-line basis over an allowed 20-year period. As a result of the Voluntary Retirement Incentive Program (VRIP) and the Voluntary Separation Incentive Program (VSIP), the Company accelerated recognition of $180 million of non-pension postretirement benefits obligation (see note 22). The annual non-pension postretirement benefits costs (including amortization of the transition obligation) is $81 million. The Company's comparable pay-as-you-go costs for these benefits, which were recovered in base rates, were $32 million in 1994. Effective January 1, 1995, the Company will be permitted by the PUC to recover SFAS No. 106 costs associated with the Company's retail electric and gas operations (see note 2).

     The transition obligation was determined by application of the terms of medical, dental and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates, which are projected to range from 10% in 1995 to 5% in 2002. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by $56 million and the annual service and interest costs by $7 million.

     Total costs for all plans amounted to $81, $83 and $17 million in 1994, 1993 and 1992, respectively, for 6,000 retirees during 1994, 1993 and 1992 and for 3,539 active employees during 1994. The cost was higher in 1994 and 1993 than in 1992 primarily due to the adoption of SFAS No. 106.

The net periodic benefits costs for 1994 and 1993 included the following components:

(THOUSANDS OF DOLLARS)                                                       1994             1993
Service cost - benefits earned during the period                           $17,056          $15,615
Interest cost on projected benefit obligations                              41,196           41,708
Amortization of the transition obligation                                   22,659           25,251
Actual return on plan assets                                                    --               --
Amortization and deferral                                                       --               --
                                                                            ------           ------
Net periodic postretirement benefits costs                                 $80,911          $82,574
                                                                           =======          =======

The funded status of the plan at December 31, 1994 and 1993 is summarized as follows:

(THOUSANDS OF DOLLARS)                                                       1994             1993

Accumulated postretirement benefit obligation:
     Retirees                                                             $566,128         $476,059
     Fully eligible active plan participants                                 7,895           39,367
     Other active plan participants                                         16,006           79,808
                                                                            ------           ------
Total                                                                      590,029          595,234
Plan assets at fair value                                                   (1,200)              --
                                                                            ------           ------
Accumulated postretirement benefit obligation
  in excess of plan assets                                                 588,829          595,234
Unrecognized transition obligation                                        (267,871)        (479,778)
Unrecognized net gain                                                       33,500          (63,675)
                                                                            ------          -------
Accrued postretirement benefits cost recognized
  on the balance sheet                                                    $354,458          $51,781
                                                                          ========          =======


Measurement of the accumulated postretirement benefits obligation was based on an 8.5% and 7.25% assumed discount rate as of December 31, 1994 and 1993, respectively.


7. Accounts Receivable

Accounts receivable at December 31, 1994 and 1993 included unbilled operating revenues of $100 and $115 million, respectively. Accounts receivable at December 31, 1994 and 1993 were net of an allowance for uncollectible accounts of $17 and $15 million, respectively.

     The Company is party to an agreement with a financial institution whereby it can sell on a daily basis and with limited recourse an undivided interest in up to $325 million of designated accounts receivable until January 24, 1996. At December 31, 1994 and 1993, the Company had sold a $325 million interest in accounts receivable under this agreement. The Company retains the servicing responsibility for these receivables.

     By terms of this agreement, under certain circumstances, a portion of deferred Limerick costs may be included in the pool of eligible receivables. At December 31, 1994, $37 million of deferred Limerick costs were included in the pool of eligible receivables.


8. Common Stock

At December 31, 1994 and 1993, common stock without par value consisted of 500,000,000 shares authorized and 221,608,984 and 221,517,099 shares outstanding, respectively. At December 31, 1994, there were 4,800,000 shares reserved for issuance under stock purchase plans.

      The Company maintains a Long-Term Incentive Plan (LTIP) for certain full-time salaried employees of the Company. The types of long-term incentive awards which may be granted under the LTIP are non-qualified options to purchase shares of the Company's common stock, dividend equivalents and shares of restricted common stock. Pursuant to the LTIP, 2,651,397 shares of stock were authorized for issuance upon exercise of options at December 31, 1994.

The following table summarizes option activity during 1994, 1993 and 1992:

                                                       1994            1993           1992
Balance at January 1                               1,961,882       2,445,833      1,656,244
Options granted                                      909,000         533,800      1,380,000
Options exercised                                    (90,885)       (981,551)      (504,411)
Options cancelled                                   (128,600)        (36,200)       (86,000)
                                                    --------         -------        -------
Balance at December 31                             2,651,397       1,961,882      2,445,833
                                                   =========       =========      =========
Exercisable at December 31                         1,865,397       1,447,282      1,162,833
                                                   =========       =========      =========

Options were exercised at average option prices of $22.91 per share, $22.66 per share and $24.73 per share in 1994, 1993 and 1992, respectively. The average exercise prices of shares under option were $26.73 per share, $25.12 per share and $23.18 per share at December 31, 1994, 1993 and 1992, respectively.


9. Preferred and Preference Stock

At December 31, 1994 and 1993, Series Preference Stock consisted of 100,000,000 shares authorized, of which no shares were outstanding. At December 31, 1994 and 1993, cumulative Preferred Stock, no par value, consisted of 15,000,000 shares authorized.

                                                          Current               Shares                          Amount
                                                       Redemption            Outstanding               (Thousands of Dollars)
                                                       Price (a)         1994            1993           1994           1993
Series (without mandatory redemption)
$7.85                                                         --             --         500,000             --        $50,000
$7.80                                                         --             --         750,000             --         75,000
$7.75                                                         --             --         200,000             --         20,000
$4.68                                                     104.00        150,000         150,000        $15,000         15,000
$4.40                                                     112.50        274,720         274,720         27,472         27,472
$4.30                                                     102.00        150,000         150,000         15,000         15,000
$3.80                                                     106.00        300,000         300,000         30,000         30,000
$7.96(b)                                                     (c)      1,400,000       1,400,000        140,000        140,000
$7.48                                                        (d)        500,000         500,000         50,000         50,000
                                                                        -------         -------         ------         ------
                                                                      2,774,720       4,224,720        277,472        422,472
                                                                      ---------       ---------        -------        -------

Series (with mandatory redemption) (e)
$9.875                                                        --             --         390,000             --         39,000
$7.325                                                        --             --         300,000             --         30,000
$7.00                                                         --             --         248,000             --         24,800
$6.12                                                        (f)        927,000         927,000         92,700         92,700
                                                                        -------         -------         ------         ------
                                                                        927,000       1,865,000         92,700        186,500
                                                                        -------       ---------         ------        -------
     Total Preferred Stock                                            3,701,720       6,089,720       $370,172       $608,972
                                                                      =========       =========       ========       ========

(a) Redeemable, at the option of the Company, at the indicated dollar amounts per share, plus accrued dividends.
(b) Ownership of this series of preferred stock is evidenced by depositary receipts, each representing one-fourth of a share of preferred stock.
(c) None of the shares of this series are subject to redemption prior to October 1, 1997.
(d) None of the shares of this series are subject to redemption prior to April 1, 2003.
(e) There are no annual sinking fund requirements in the period 1995-1998. Annual sinking fund requirements in 1999 are $18,540,000.
(f) None of the shares of this series are subject to redemption prior to August 1, 1999.

10. Monthly Income Preferred Securities of Subsidiary

On July 27, 1994, PECO Energy Capital, L.P., a Delaware limited partnership of which a wholly owned subsidiary of the Com pany is the sole general partner, issued 8.85 million of 9% Cumulative Monthly Income Preferred Securities, Series A, representing limited partnership interests with a stated liquidation value of $25, totaling $221 million, all of which were outstanding as of December 31, 1994.

11. Long-Term Debt

                                                                                                          AT DECEMBER 31,
(THOUSANDS OF DOLLARS)                                                  Series             Due          1994           1993
First and Refunding Mortgage Bonds (a)                          4 1/2% - 13.05%           1994             --       $170,000
                                                                         6 1/8%           1997        $75,000         75,000
                                                                         5 3/8%           1998        225,000        225,000
                                                                7 1/2% - 9 1/4%           1999        325,000        325,000
                                                                   5 5/8% - 10%      2000-2004      1,310,069      1,310,069
                                                               6 3/8% - 10 1/4%      2005-2009        127,813        131,875
                                                                            (b)      2010-2014        154,200        167,540
                                                                   8 7/8% - 11%      2015-2019        145,281        227,841
                                                               6 5/8% - 10 1/2%      2020-2024      1,665,280      1,665,280
                                                                                                    ---------      ---------
Total First and Refunding Mortgage Bonds                                                            4,027,643      4,297,605
Notes Payable-- Banks                                                       (c)      1994-1996        167,000        167,000
Revolving Credit and Term Loan Agreements                                   (d)      1995-1998        525,000        425,000
Pollution Control Notes                                                     (e)      1997-2025        161,465         65,565
Debentures                                                               10.05%      1994-2011             --         62,000
Medium-Term Notes                                                           (f)      1994-2005        134,200        150,000
Sinking Fund Debentures --
     PECO Energy Power Company, a Subsidiary                             4 1/2%           1995          9,750         10,550
Unamortized Debt Discount and Premium, Net                                                            (38,214)       (41,114)
                                                                                                    ---------      ---------
     Total Long-Term Debt                                                                           4,986,844      5,136,606
Due Within One Year (g)                                                                               201,213        252,263
                                                                                                    ---------      ---------
Long-Term Debt included in Capitalization (h)                                                   $   4,785,631     $4,884,343
                                                                                                =============     ==========

(a)  Utility Plant is subject to the lien of the Company's mortgage.
(b) Floating rates, which were an average annual interest rate of 3.7% at December 31, 1994.
(c) The Company has entered into interest rate swap agreements to fix the effective interest rates on these notes. At December 31, 1994 and 1993, the Company had two interest rate swap agreements outstanding with commercial banks, for a total notional principal amount of $167 million, respectively. These agreements are subject to performance by the commercial banks, which are counterparties to the interest rate swaps. The Company does not anticipate nonperformance by the counterparties. The annual interest rate for these notes, giving effect to the interest rate swaps, was 10.51% at December 31, 1994.
(d) On October 3, 1994, borrowings by the Company under its $525 million revolving credit and term loan agreement with a group of banks converted to a term loan. The term loan is due in six semi-annual installments commencing April 3, 1995. Interest on outstanding borrowings is based on specific formulas selected by the Company involving yields on several types of debt instruments. The average annual interest rate for this revolving credit agreement was 6.5% at December 31, 1994. The Company also has a $150 million revolving credit and term loan agreement with a group of banks. The revolving credit agreement converts into a term loan in July 1996 and the commitment terminates in 1998. There is an annual commitment fee of 0.2% on the unused amount. At December 31, 1994 and 1993, no amounts were outstanding under this agreement.
(e) Floating rates, which were an average annual interest rate of 4.9% at December 31, 1994.
(f) Medium-term notes collateralized by mortgage bonds. The average annual interest rate was 8.2% at December 31, 1994.
(g) Long-term debt maturities, including mandatory sinking fund requirements, in the period 1996-1999 are as follows: 1996 - $393,463,000; 1997 -
     $266,063,000; 1998 - $241,463,000; 1999 - $359,063,000.
(h) The annualized interest on long-term debt at December 31, 1994, was $362 million, of which $303 million was associated with mortgage bonds and $59 million was associated with other long-term debt.

12. Short-Term Debt

(THOUSANDS OF DOLLARS)                                   1994           1993            1992
Average Borrowings                                    $130,539       $113,193         $50,161
Average Interest Rates, computed on daily basis          4.03%          3.35%           3.72%
Maximum Borrowings Outstanding                        $418,600       $368,400        $255,500
Average Interest Rates at December 31                    6.73%          3.45%           3.72%

The Company has a $150 million commercial paper program and at December 31, 1994, there was no commercial paper outstanding. At December 31, 1994, the Company had formal and informal lines of credit with banks aggregating $351 million against which $11 million of short-term debt was outstanding. The Company has compensating balance arrangements for $158 million of these formal and informal lines of credit. During 1994, the Company was required to maintain a 5% average compensating balance for these credit lines. 13. Income Taxes

(THOUSANDS OF DOLLARS)                                      1994           1993            1992
Included in Operating Income:
Federal
     Current                                             $164,472        $117,535        $131,054
     Deferred                                              (2,691)        113,054          66,281
     Investment Tax Credit, Net                            28,006          43,344          (3,495)
State
     Current                                               77,754          70,740          78,546
     Deferred                                             (33,508)          9,718          (7,903)
                                                          -------           -----          ------
                                                          234,033         354,391         264,483
                                                          -------         -------         -------

Included in Other Income and Deductions:
Federal
     Current                                               1,989          (3,650)        (45,295)
     Deferred                                              9,722          15,926          20,237
State
     Current                                                 409          (1,615)        (18,430)
     Deferred                                              3,171           1,147           3,328
                                                           -----           -----           -----
                                                          15,291          11,808         (40,160)
                                                          ------          ------         -------
     Total                                              $249,324        $366,199        $224,323
                                                        ========        ========        ========

In accordance with SFAS No. 109, the Company has recorded an additional accumulated net deferred income tax liability and pursuant to SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," a corresponding recoverable deferred income tax asset of $2.1 and $2.3 billion at December 31, 1994 and 1993, respectively, representing primarily the cumulative amount of federal and state income taxes associated with the elimination of the net-of-tax AFUDC accounting methodology.

     The accumulated net deferred income tax liability reflects the tax effect of anticipated revenues and reverses as the related temporary differences reverse over the life of the related depreciable assets concurrent with the recovery of their cost in rates. Also included in the accumulated deferred income tax liability are other accumulated deferred income taxes, principally associated with liberalized tax depreciation, established in accordance with the ratemaking policies of the PUC based on flow-through accounting.

     ITC and other general business credits reduced federal income taxes currently payable by $43, $60 and $41 million in 1994, 1993 and 1992, respectively. Under the Tax Reform Act of 1986, ITC was repealed effective January 1, 1986 with the exception of transition property. The Company believes that Limerick Unit No. 2 qualifies as transition property eligible for ITC.

     All remaining general business credits were used by the Company during 1994.

     The Internal Revenue Service (IRS) has completed its examinations of the Company's federal income tax returns through 1986. The 1987 through 1990 federal income tax returns are under examination. The IRS completed its field examination in February 1994 and subsequently issued an assessment that the Company has appealed. The Company expects resolution of the appeal by mid-1995.

     For the years 1987 through 1990, the Company's current tax liability was determined under the AMT method resulting in a cumulative tax credit of $176 million which can be utilized in future years when regular tax liability exceeds AMT liability.

     The tax effect of temporary differences which give rise to the Company's net deferred tax liability as of December 31, 1994 and 1993 are as follows:

                                                                   Liability or (Asset)
(MILLIONS OF DOLLARS)                                              1994           1993
Nature of Temporary Difference:
Utility Plant
     Accelerated Depreciation                                     $1,377        $1,270
     Deferred Investment Tax Credits                                 374           346
     AMT Credits                                                    (176)         (176)
Other Plant Related Temporary Differences                          1,305         1,335
Taxes Recoverable Through Future Rates, Net                          882           980
Deferred Debt Refinancing Costs                                      132           142
Other, Net                                                          (306)         (155)
                                                                    ----          ----
Deferred Income Taxes per the Balance Sheet                       $3,588        $3,742
                                                                  ======        ======

     The net deferred tax liability shown above as of December 31, 1994 and 1993 is comprised of $4.127 and $4.182 billion of deferred tax liabilities, partly offset by $539 and $440 million of deferred tax assets, respectively.

     The 1994 amendment to Pennsylvania tax law changed the corporate income tax rate from 12.25% to 11.99% for 1994, 10.99% for 1995, 10.75% for 1996, and 9.99%
for 1997 and thereafter. This change resulted in a $2 million decrease in Income Taxes in the Consolidated Statement of Income for the year ended December 31, 1994. This change also resulted in a $174 million decrease in the Deferred Income Taxes liability on the December 31, 1994 Consolidated Balance Sheet. The decrease in the Deferred Income Taxes liability is returned to customers through the State Tax Adjustment Clause in the year realized.

     The Omnibus Budget Reconciliation Act of 1993 changed the federal income tax rate for corporations to 35% from 34%, effective January 1, 1993. This change resulted in an $8 million increase in Income Taxes in the Consolidated Statement of Income for the year ended December 31, 1993. This change also resulted in a $107 million increase in the Deferred Income Taxes liability in 1993, included in the December 31, 1994 and 1993 Consolidated Balance Sheets, because the Company expects to receive recovery of all taxes when paid.

Provisions for deferred income taxes consist of the tax effects of the following timing differences:

(THOUSANDS OF DOLLARS)                                                             1994           1993            1992
Depreciation and Amortization                                                     $85,772        $78,324         $93,469
Deferred Energy Costs                                                              13,777         19,013         (18,033)
Early Retirement and Separation Programs                                          (82,008)            --           1,865
Incremental Nuclear Maintenance and Refueling Outage Costs                         (2,751)          (827)         (1,627)
Uncollectible Accounts                                                            (23,096)           625          (2,629)
Reacquired Debt                                                                   (12,954)        28,959          39,123
Unrecovered Revenue                                                                (2,239)          (806)        (56,050)
Environmental Clean-up Cost                                                        (3,949)        (2,479)            --
Obsolete Inventory                                                                 (6,192)        (6,887)            --
Limerick Plant Disallowances and Phase-In Plan                                     12,894         17,073         15,118
Other                                                                              (2,560)         6,850         10,707
                                                                                   ------          -----         ------
     Total                                                                       $(23,306)      $139,845        $81,943
                                                                                 ========       ========        =======

The total income tax provisions differed from amounts computed by applying the federal statutory tax rate to income and adjusted income before income taxes as shown below:

(THOUSANDS OF DOLLARS)                                                             1994           1993            1992
Net Income                                                                       $426,713       $590,648       $478,941
Total Income Tax Provisions                                                       249,324        366,199        224,323
                                                                                  -------        -------        -------
Income Before Income Taxes                                                        676,037        956,847        703,264
Deduct: Allowance for Funds Used During Construction                               22,169         23,774         20,663
                                                                                   ------         ------         ------
     Adjusted Income Before Income Taxes                                         $653,868       $933,073       $682,601
                                                                                 ========       ========       ========
Income Taxes on Above at Federal Statutory
     Rate of 35% in 1994 and 1993 and 34% in 1992                                $228,854       $326,576       $232,084
Increase (Decrease) due to:
     Depreciation Timing Differences Not Normalized                                12,767          9,721         10,427
     Limerick Plant Disallowances and Phase-In Plan                                  (530)         5,094          2,159
     Unbilled Revenues Not Normalized                                                  --             --         (5,766)
     State Income Taxes, Net of Federal Income Tax Benefits                        31,086         51,994         36,657
     Amortization of Investment Tax Credits                                       (14,570)       (13,470)       (24,624)
     Prior Period Income Taxes                                                    (14,524)        (3,942)       (20,655)
     Other, Net                                                                     6,241         (9,774)        (5,959)
                                                                                    -----         ------         ------
     Total Income Tax Provisions                                                 $249,324       $366,199       $224,323
                                                                                 ========       ========       ========
Provisions for Income Taxes as a Percent of:
     Income Before Income Taxes                                                      36.9%          38.3%          31.9%
     Adjusted Income Before Income Taxes                                             38.1%          39.2%          32.9%


14. Taxes, Other Than Income - Operating

(THOUSANDS OF DOLLARS)                                                            1994           1993            1992
Gross Receipts                                                                   $160,704       $155,407       $158,314
Capital Stock                                                                      39,957         38,990         28,013
Real Estate                                                                        77,571         71,445         63,593
Payroll                                                                            31,556         31,490         29,410
Other                                                                               1,901            800          2,538
                                                                                    -----            ---          -----
     Total                                                                       $311,689       $298,132       $281,868
                                                                                 ========       ========       ========

15. Leases

Leased property included in Utility Plant at December 31, was as follows:

(THOUSANDS OF DOLLARS)                                                              1994           1993
Nuclear Fuel                                                                     $445,338       $448,203
Electric Plant                                                                      2,110          2,169
                                                                                    -----          -----
Gross Leased Property                                                             447,448        450,372
Accumulated Amortization                                                         (272,883)      (255,670)
                                                                                 --------       --------
Net Leased Property                                                              $174,565       $194,702
                                                                                 ========       ========

The nuclear fuel obligation is amortized as the fuel is consumed. Amortization of leased property totaled $62, $58 and $55 million for the years ended December 31, 1994, 1993 and 1992, respectively. Other operating expenses included interest on capital lease obligations of $7, $8 and $7 million in 1994, 1993 and 1992, respectively. Minimum future lease payments as of December 31, 1994 were:

(THOUSANDS OF DOLLARS)                  YEAR ENDING DECEMBER 31,                 Capital      Operating         Total
                                                                                 Leases         Leases
1995                                                                              $69,777        $97,608       $167,385
1996                                                                               60,752         61,349        122,101
1997                                                                               50,213         60,208        110,421
1998                                                                                9,675         56,347         66,022
1999                                                                                   92         53,900         53,992
Remaining Years                                                                     1,089        578,419        579,508
                                                                                    -----        -------        -------
Total Minimum Future Lease Payments                                              $191,598       $907,831     $1,099,429
                                                                                 ========       ========     ==========
Imputed Interest (rates ranging from 6.5% to 17.0%)                               (17,033)
                                                                                  -------
Present Value of Net Minimum Future Lease Payments                               $174,565
                                                                                 ========

Rental expense under operating leases totaled $101, $99 and $94 million in 1994, 1993 and 1992, respectively.


16. Jointly Owned Electric Utility Plant

The Company's ownership interests in jointly owned electric utility plant at December 31, 1994 were as follows:


                                                                                                             Transmission and
                                                                         Production Plants                        Other Plant
                                    Peach Bottom                     Salem          Keystone          Conemaugh
                                     PECO Energy   Public Service Electric      Pennsylvania       Pennsylvania       Various
OPERATOR                                 Company           and Gas Company  Electric Company   Electric Company     Companies
Participating Interest                    42.49%             42.59%              20.99%            20.72%          21% to 43%
(THOUSANDS OF DOLLARS)
Company's share of
     Utility Plant                     $732,291         $1,184,271             $86,845          $147,479              $88,276
     Accumulated Depreciation           274,452            374,354              47,840            48,719               28,060
     Construction Work in Progress       22,283             47,280              21,484            27,658                1,101

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

17. Segment Information

(THOUSANDS OF DOLLARS)                                                             1994           1993           1992
ELECTRIC OPERATIONS
     Operating Revenues                                                        $3,624,797     $3,605,425     $3,597,141
                                                                               ----------     ----------     ----------
     Operating Expenses, excluding Depreciation                                 2,429,452      2,228,507      2,236,907
     Depreciation                                                                 415,854        400,851        390,846
                                                                                  -------        -------        -------
     Operating Income                                                            $779,491       $976,067       $969,388
                                                                                 --------       --------       --------
     Utility Plant Additions                                                     $457,728       $458,125       $461,407
                                                                                 ========       ========       ========

GAS OPERATIONS
     Operating Revenues                                                          $415,835       $382,704       $365,328
                                                                                 --------       --------       --------
     Operating Expenses, excluding Depreciation                                   339,529        299,259        278,407
     Depreciation                                                                  26,247         24,101         22,933
                                                                                   ------         ------         ------
     Operating Income                                                             $50,059        $59,344        $63,988
                                                                                  -------        -------        -------
     Utility Plant Additions                                                      $67,090        $72,481        $74,858
                                                                                  =======        =======        =======
Identifiable Assets*
     Electric                                                                 $10,410,461    $10,395,488    $10,393,449
     Gas                                                                          768,279        727,690        658,825
     Nonallocable Assets                                                        3,914,019      3,909,149      1,525,953
                                                                                ---------      ---------      ---------
         Total Assets                                                         $15,092,759    $15,032,327    $12,578,227
                                                                              ===========    ===========    ===========

* Includes Utility Plant less accumulated depreciation, inventories and allocated common utility property.


18. Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The following disclosures supplement the accompanying Statements of Cash Flows:

(THOUSANDS OF DOLLARS)                                                             1994           1993           1992
Cash Paid During the Year:
     Interest (net of amount capitalized)                                        $437,096       $474,735       $515,696
     Income Taxes (net of refunds)                                                205,316        182,751        224,352
Noncash Investing and Financing:
     Capital Lease Obligations Incurred                                            41,710         42,484         40,757

19. Investments

(THOUSANDS OF DOLLARS)                                      DECEMBER 31,            1994             1993
Trust Accounts for Decommissioning Nuclear Plants                                $175,326          $149,932
Real Estate Developments and Other Ventures                                        42,298            46,741
Nonutility Property                                                                19,609            21,262
Gas Exploration and Development Joint Ventures                                       (722)              625
Other Deposits                                                                         76                76
                                                                                       --                --
     Total                                                                       $236,587          $218,636
                                                                                 ========          ========


20. Financial Instruments

Fair values of financial instruments, including liabilities, are estimated based on quoted market prices for the same or similar issues. The carrying amounts and fair values of the Company's financial instruments as of December 31, 1994 and 1993 were as follows:

(THOUSANDS OF DOLLARS)                                                1994                             1993

                                                           Carrying            Fair         Carrying             Fair
                                                             Amount           Value           Amount            Value
Cash and Temporary Cash Investments                         $46,970          $46,970          $46,923          $46,923
Long-Term Debt (including amounts due within one year)    4,986,844        4,730,005        5,136,606        5,375,427
Trust Accounts for Decommissioning Nuclear Plants           175,326          175,326          149,932          160,141

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and customer accounts receivable. The Company places its temporary cash investments with high-credit, quality financial institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation limit. Concentrations of credit risk with respect to customer accounts receivable are limited due to the Company's large number of customers and their dispersion across many industries.


21. Nuclear Fuel Agreement with Long Island Power Authority (LIPA)

In March 1993, the Company entered into an agreement with LIPA and other parties, subsequently revised in September 1993, to receive $46 million as compensation for accepting slightly irradiated nuclear fuel from Shoreham Nuclear Power Station. The Company has received the payments in installments as the shipments of nuclear fuel were accepted. As of June 30, 1994, the Company had accepted all of the nuclear fuel shipments, and pursuant to the agreement, earned a $4 million bonus as a result of receiving all shipments prior to the September 5, 1994 target date.

     The payments from LIPA, in excess of related costs, were recognized in income. The Company recognized $26 and $20 million as other income in the Consolidated Statements of Income for the year ended December 31, 1994 and 1993, respectively. The Company incurred $4 million of costs related to accepting the shipments pursuant to this agreement. The acquisition of the fuel will result in estimated benefits to the Company's customers of $70 million over the next 15 years due to reduced fuel-purchase requirements.

22. Voluntary Retirement and Separation Incentive Programs

In April 1994, the Company's Board of Directors approved a package of financial incentives permitting eligible employees to participate in either VRIP or VSIP.

     All regular, part-time and intermittent employees who would be 50 years of age and have at least five years of credited service as of December 31, 1995 were eligible for VRIP. All regular and part-time employees of the Company, regardless of age or seniority, were eligible for VSIP. Employees who voluntarily separate from the Company under VSIP receive a lump-sum payment based on years of service. Of the estimated 2,135 employees eligible for VRIP, 1,474 employees elected to accept early retirement. An additional 1,008 employees elected to separate under VSIP. The retirements and separations are taking place in stages through December 31, 1995.

     As a result of VRIP and VSIP, the Company incurred a one-time pre-tax charge of $254 million ($145 million net of taxes) in the third quarter of 1994. This charge consisted of the following: $190 million for the actuarially determined pension and other postretirement benefits costs; $51.5 million in cash payments for severance and accrued vacation/sick pay to be paid upon separation; and $12.5 million for outplacement services costs and, for those electing VSIP, the continuation of benefits for one year.

     In addition, as a result of VRIP and VSIP, the Company accelerated recognition of $180 million of its non-pension postretirement benefits obligation. The Company recorded a corresponding regulatory asset as it expects to receive recovery of all non-pension postretirement benefits cost through the ratemaking process. This recognition of $180 million of non-pension postretirement benefits obligation and the recordation of the corresponding regulatory asset did not impact earnings.

23. Quarterly Data (Unaudited)

The data shown below include all adjustments which the Company considers necessary for a fair presentation of such amounts:

                                      Operating Revenues               Operating Income                    Net Income
(THOUSANDS OF DOLLARS)               1994            1993            1994            1993             1994            1993
Quarter ended
March 31                          $1,128,409      $1,071,492        $260,313        $281,734         $159,384        $162,356
June 30                              951,541         901,703         202,784         223,196          116,050         107,691
September 30                       1,041,162       1,073,134         128,477         290,937           22,195         181,683
December 31                          919,520         941,800         237,976         239,544          129,084         138,918

                                      Earnings Applicable               Average Shares                        Earnings
                                        to Common Stock                   Outstanding                     Per Average Share
(THOUSANDS OF DOLLARS)                1994            1993            1994            1993               1994            1993
Quarter ended
March 31                            $148,553        $149,305         221,517         220,609            $0.67           $0.68
June 30                              105,264          94,540         221,531         220,856             0.48            0.43
September 30                          12,577         169,727         221,570         221,318             0.06            0.77
December 31                          123,021         128,018         221,596         221,493             0.55            0.58

1994 third quarter results include a net charge of $254 million ($145 million, net of taxes), or $0.66 per share, as a result of VRIP and VSIP (see note 22).

Financial Statistics

(MILLIONS OF DOLLARS)
FOR THE YEAR ENDED                           1994         1993            1992           1991           1990           1989
Summary of Earnings and
Financial Condition

Operating Revenues                        $4,040.6       $3,988.1       $3,962.5       $4,018.6       $3,786.7       $3,473.8
Operating Income                             829.6        1,035.4        1,033.4        1,081.2          767.7          809.3
Income from Continuing Operations            426.7          590.6          478.9          534.7          105.8          590.5
Net Income                                   426.7          590.6          478.9          534.7          214.2          590.5
Earnings Applicable to Common
     Stock                                   389.4          541.6          418.2          468.6          123.9          493.9
Earnings Per Average Common Share
     From Continuing Operations (DOLLARS)     1.76           2.45           1.90           2.15           0.07           2.36
Earnings Per Average Common
     Share (DOLLARS)                          1.76           2.45           1.90           2.15           0.58           2.36
Dividends Per Common Share (DOLLARS)         1.545           1.43          1.325          1.225           1.45           2.20
Common Stock Equity (PER SHARE)              19.41          19.25          18.24          17.69          16.71          17.67
Average Shares of Common Stock
     Outstanding (MILLIONS)                  221.6          221.1          220.2          218.2          214.4          208.9

AT DECEMBER 31,

Net Utility Plant, at Original Cost      $10,828.7      $10,763.0      $10,691.2      $10,598.4      $10,591.3      $10,720.8
Leased Property, Net                         174.6          194.7          210.0          223.8          241.3          273.5
Total Current Assets                         454.8          514.8          550.0          783.2          745.0          655.0
Total Deferred Debits and Other
     Assets                                3,634.7        3,559.8        1,127.0          918.1          938.6          972.8
                                           -------        -------        -------          -----          -----          -----
     Total Assets                        $15,092.8      $15,032.3      $12,578.2      $12,523.5      $12,516.2      $12,622.1
                                         =========      =========      =========      =========      =========      =========

Common Shareholders' Equity               $4,302.5       $4,263.4       $4,022.2       $3,892.3       $3,624.5       $3,744.8
Preferred and Preference Stock
     Without Mandatory Redemption            277.5          422.5          422.5          422.5          422.5          622.4
     With Mandatory Redemption                92.7          186.5          231.1          315.6          330.9          351.1
Minority Interest in Preferred
     Securities of Subsidiary                221.3            --             --             --             --          --
Long-Term Debt                             4,785.6        4,884.3        5,203.9        5,415.6        5,830.8        5,762.7
                                           -------        -------        -------        -------        -------        -------
Total Capitalization                       9,679.6        9,756.7        9,879.7       10,046.0       10,208.7       10,481.0
                                           -------        -------        -------       --------       --------       --------
Total Current Liabilities                    878.6          954.6          830.6          823.4          783.8          790.5
Total Deferred Credits and
     Other Liabilities                     4,534.6        4,321.0        1,867.9        1,654.1        1,523.7        1,350.6
                                           -------        -------        -------        -------        -------        -------
Total Capitalization and Liabilities     $15,092.8      $15,032.3      $12,578.2      $12,523.5      $12,516.2      $12,622.1
                                         =========      =========      =========      =========      =========      =========

Operating Statistics

FOR THE YEAR ENDED                            1994           1993           1992           1991           1990          1989
Electric Operations

OUTPUT (MILLIONS OF KILOWATTHOURS)
Fossil                                      11,239         10,352          8,082          7,376          7,913        10,470
Nuclear                                     28,195         27,026         24,428         25,735         23,715        12,890
Hydro                                        1,970          1,699          1,803          1,388          2,266         1,743
Pumped Storage Output                        1,596          1,478          1,597          1,653          1,437         1,354
Pumped Storage Input                        (2,256)        (2,192)        (2,217)        (2,355)        (2,059)       (1,937)
Purchase and Interchange                     6,164          6,447          8,675          8,603          5,787        11,192
Internal Combustion                            106             56             29             79            152           348
Other                                           --             --             --             --            180         1,063
                                            ------         ------         ------         ------         ------        ------
     TOTAL ELECTRIC OUTPUT                  47,014         44,866         42,397         42,479         39,391        37,123
                                            ======         ======         ======         ======         ======        ======

SALES (MILLIONS OF KILOWATTHOURS)
Residential                                 10,817         10,657          9,894         10,311          9,815         9,974
Small Commercial and Industrial              6,108          5,773          5,367          5,284          5,066         4,921
Large Commercial and Industrial             15,847         15,935         15,770         16,177         16,554        16,749
Other                                          791            771            962          1,029          1,010         1,031
                                               ---            ---            ---          -----          -----         -----
Service Territory                           33,563         33,136         31,993         32,801         32,445        32,675
Interchange Sales                              768            457          1,231          1,612          2,751         2,027
Sales to Other Utilities                    10,039          8,670          6,699          5,445          1,865            --
                                            ------         ------         ------         ------         ------        ------
     TOTAL ELECTRIC SALES                   44,370         42,263         39,923         39,858         37,061        34,702
                                            ======         ======         ======         ======         ======        ======

NUMBER OF CUSTOMERS, DECEMBER 31,
Residential                              1,350,210      1,341,873      1,333,926      1,324,795      1,320,126     1,309,717
Small Commercial and Industrial            143,605        142,363        141,253        140,901        140,305       138,244
Large Commercial and Industrial              3,603          3,742          3,972          4,162          4,344         4,449
Other                                          944            888            857            840            817           775
                                            ------         ------         ------         ------         ------        ------
     TOTAL ELECTRIC CUSTOMERS            1,498,362      1,488,866      1,480,008      1,470,698      1,465,592     1,453,185
                                         =========      =========      =========      =========      =========     =========

OPERATING REVENUES
  (MILLIONS OF DOLLARS)
Residential                               $1,369.6       $1,354.1       $1,304.5       $1,342.3       $1,229.8      $1,157.0
Small Commercial and Industrial              706.8          678.9          669.8          641.0          595.2         537.1
Large Commercial and Industrial            1,142.9        1,164.0        1,223.2        1,278.9        1,247.1       1,182.0
Other                                        136.0          161.2          168.0          170.4          166.9         143.9
                                            ------         ------         ------         ------         ------        ------
Service Territory                          3,355.3        3,358.2        3,365.5        3,432.6        3,239.0       3,020.0
Interchange Sales                             23.0           14.3           32.1           42.8           81.5          68.2
Sales to Other Utilities                     246.5          232.9          199.5          187.2           81.1            --
                                            ------         ------         ------         ------         ------        ------
     TOTAL ELECTRIC REVENUES              $3,624.8       $3,605.4       $3,597.1       $3,662.6       $3,401.6      $3,088.2
                                          ========       ========       ========       ========       ========      ========

OPERATING EXPENSES
(MILLIONS OF DOLLARS)
Operating Expenses, excluding
     Depreciation                         $2,429.4       $2,228.5       $2,236.9       $2,253.2       $2,325.2      $2,077.4
Depreciation                                 415.9          400.8          390.8          379.6          337.7         257.4
                                             -----          -----          -----          -----          -----         -----
     TOTAL OPERATING EXPENSES             $2,845.3       $2,629.3       $2,627.7       $2,632.8       $2,662.9      $2,334.8
                                          --------       --------       --------       --------       --------      --------
     ELECTRIC OPERATING INCOME              $779.5         $976.1         $969.4       $1,029.8         $738.7        $753.4
                                            ======         ======         ======       ========         ======        ======

AVERAGE USE PER RESIDENTIAL
CUSTOMER (KILOWATTHOURS)
     Without Electric Heating                6,736          6,727          6,259          6,707          6,376         6,488
     With Electric Heating                  17,527         17,096         16,298         16,201         16,038        17,250
     Total                                   8,041          7,970          7,443          7,801          7,464         7,655
Electrical Peak Load, Demand
     (THOUSANDS OF KILOWATTS)                7,227          7,100          6,617          7,096          6,755         6,467
Net Electric Generating Capacity--
     Year-End Summer Rating
     (THOUSANDS OF KILOWATTS)                8,956          8,877          8,836          8,766          8,766         7,759
Cost of Fuel per Million Btu                 $0.89          $0.90          $0.82          $0.92          $1.13         $1.37
Btu per Net Kilowatthour Generated          11,617         10,675         10,657         10,849         10,844        10,894

  43

                                                1994           1993           1992          1991           1990          1989
Gas Operations

SALES (MILLIONS OF CUBIC FEET)
Residential                                    1,636          1,637          1,819         1,746          1,778         1,951
House Heating                                 31,974         30,687         29,750        26,423         25,303        28,301
Commercial and Industrial                     21,520         22,943         21,497        20,492         23,228        30,038
Other                                          5,079          5,656          2,146           534          1,567         2,344
                                               -----          -----          -----           ---          -----         -----
     TOTAL GAS SALES                          60,209         60,923         55,212        49,195         51,876        62,634
Gas Transported for Customers                 29,801         22,946         22,060        21,414         24,413        18,033
                                              ------         ------         ------        ------         ------        ------
     TOTAL GAS SALES & TRANSPORTED            90,010         83,869         77,272        70,609         76,289        80,667
                                              ======         ======         ======        ======         ======        ======

NUMBER OF CUSTOMERS, DECEMBER 31,
Residential                                   57,122         59,573         59,859        62,444         63,267        65,544
House Heating                                287,481        277,500        269,577       260,473        254,564       246,273
Commercial and Industrial                     32,292         31,573         30,956        30,204         29,456        28,369
                                              ------         ------         ------        ------         ------        ------
     TOTAL GAS CUSTOMERS                     376,895        368,646        360,392       353,121        347,287       340,186
                                             =======        =======        =======       =======        =======       =======

OPERATING REVENUES
(MILLIONS OF DOLLARS)
Residential                                    $16.0          $15.0          $16.4         $17.0          $18.1         $18.0
House Heating                                  235.4          205.5          201.9         192.4          200.8         195.8
Commercial and Industrial                      133.1          124.2          121.1         123.6          144.7         152.5
Other                                           14.0           15.2            2.8           2.2            5.6           7.3
                                                ----           ----            ---           ---            ---           ---
     Subtotal                                 $398.5         $359.9         $342.2        $335.2         $369.2        $373.6
Other Revenues (including Transported
     for Customers)                             17.3           22.8           23.1          20.8           15.8          12.1
                                                ----           ----           ----          ----           ----          ----
     TOTAL GAS REVENUES                       $415.8         $382.7         $365.3        $356.0         $385.0        $385.7
                                              ------         ------         ------        ------         ------        ------

OPERATING EXPENSES (MILLIONS OF DOLLARS)
Operating Expenses, excluding
     Depreciation                             $339.5         $299.3         $278.4        $283.7         $336.2        $310.2
Depreciation                                    26.2           24.1           22.9          21.0           19.8          19.6
                                                ----           ----           ----          ----           ----          ----
     TOTAL OPERATING EXPENSES                 $365.7         $323.4         $301.3        $304.7         $356.0        $329.8
                                              ------         ------         ------        ------         ------        ------
     GAS OPERATING INCOME                      $50.1          $59.3          $64.0         $51.3          $29.0         $55.9
                                               =====          =====          =====         =====          =====         =====


SECURITIES STATISTICS
Ratings on PECO Energy Company's Securities

                                                  Mortgage Bonds                 Debentures                 Preferred Stock
                                                               Date                         Date                         Date
AGENCY                                         Rating   Established         Rating   Established         Rating   Established
Duff and Phelps, Inc.                            BBB+          4/92            BBB          4/92           BBB-          8/91
Fitch Investors Service, Inc.                      A-          9/92           BBB+          9/92           BBB+          9/92
Moody's Investors Service                        Baal          4/92           Baa2          4/92           baa2          4/92
Standard & Poor's Corporation                    BBB+          4/92            BBB          4/92            BBB          4/92

NYSE-Composite Common Stock Prices, Earnings and Dividends By Quarter
(PER SHARE)

                                                       1994                                           1993
                                    Fourth       Third      Second       First     Fourth       Third     Second        First
                                   Quarter     Quarter     Quarter     Quarter    Quarter     Quarter    Quarter      Quarter
High Price                         $25-7/8     $28-1/4     $29-3/8         $30    $32-7/8     $33-1/2     $31-1/8     $30-3/8
Low Price                          $23-5/8     $23-5/8     $25-3/8     $25-3/8    $27-3/8     $30-3/8     $27-3/4     $25-1/2
Close                              $24-1/2     $25-3/8     $26-1/4     $27-3/4    $30-1/4     $32-3/4     $30-5/8         $30
Earnings                           55(cent)     6(cent)    48(cent)    67(cent)   58(cent)    77(cent)    43(cent)    68(cent)
Dividends                        40.5(cent)    38(cent)    38(cent)    38(cent)   38(cent)    35(cent)    35(cent)    35(cent)

  44

Board of Directors and Officers

Board of Directors
Susan W. Catherwood (51)
Chairman, Trustee Board, The University of Pennsylvania Health System

M. Walter D'Alessio (61)
President and Chief Executive Officer, Legg Mason Real Estate Services (Commercial mortgage banking and pension fund advisors)

Richard G. Gilmore * (67)
Former Senior Vice President, Finance and Chief Financial Officer of the Company

Richard H. Glanton, Esquire (48)
Partner of the law firm Reed Smith Shaw & McClay

James A. Hagen * (62)
Chairman, President and Chief Executive Officer, Conrail, Inc.

Nelson G. Harris * (68)
Chairman of the Executive Committee, Tasty Baking Company

Joseph C. Ladd (68)
Former Chairman, The Fidelity Mutual Life Insurance Company

Edithe J. Levit, M.D. (68)
President Emeritus and Life Member of the Board, National Board of Medical Examiners

Admiral Kinnaird R. McKee (65)
Director Emeritus, U.S. Navy Nuclear Propulsion

Joseph J. McLaughlin * (66)
Former President and Chief Executive Officer, Beneficial Mutual Savings Bank

Corbin A. McNeill, Jr. (55)
President and Chief Operating Officer of the Company

John M. Palms, PhD. (59)
President, University of South Carolina

Joseph F. Paquette, Jr. * (60)
Chairman and Chief Executive Officer of the Company

Ronald Rubin * (63)
Chief Executive Officer, The Rubin Organization, Inc. (Real estate development and management)

Robert Subin (56)
Senior Vice President, Campbell Soup Company and President, Campbell Soup Company, Bakery and Confectionery Division


Director Changes:

Robert D. Harrison's term expired on March 31, 1994.

Robert Subin was elected a member of the Board, effective September 26, 1994.

* Member of the Executive Committee



Officers

Joseph F. Paquette, Jr. (60)
Chairman and Chief Executive Officer

Corbin A. McNeill, Jr. (55)
President and Chief Operating Officer

William L. Bardeen (56)
Senior Vice President and Group Executive, Consumer Energy Services Group (1)

James W. Durham (57)
Senior Vice President and General Counsel

William J. Kaschub (52)
Senior Vice President, Human Resources

Gwendolyn S. King (54)
Senior Vice President, Corporate and Public Affairs

Kenneth G. Lawrence (47)
Senior Vice President, Finance and Chief Financial Officer (1)

John M. Madara, Jr. (51)
Senior Vice President and Group Executive, Power Generation Group (1)

Robert J. Patrylo (48)
Senior Vice President and Group Executive, Gas Services Group (4)

Dickinson M. Smith (61)
Senior Vice President, Nuclear Generation Group and Chief Nuclear Officer (1)

Alvin J. Weigand (56)
Senior Vice President and Group Executive, Bulk Power Enterprises (1)

JoAnn M. Bauer (48)
Vice President, Customer Services (3)

Gregory A. Cucchi (45)
Vice President, Planning and Performance (1)

David R. Helwig (43)
Vice President, Limerick Generating Station

Thomas P. Hill, Jr. (46)
Vice President and Controller

Katherine C. Holland (42)
Vice President, Information Systems and Chief Information Officer (2)

Garret C. Miller (50)
Vice President, Philadelphia Region

J. Barry Mitchell (47)
Vice President, Finance and Treasurer (7)

William E. Powell, Jr.  (58)
Vice President, Support Services (8)

Gerald R. Rainey (45)
Vice President, Peach Bottom Atomic Power Station

William H. Smith, III (46)
Vice President, Station Support (1)

Thomas C. Stapleford (57)
Vice President, Bucks/Mont Region

Damian A. Thomas (48)
Vice President, Marketing and Sales(8)

William J. Williams (53)
Vice President, Transmission and Distribution Services

Nancy J. Zausner (41)
Vice President, Power Transactions (5)

Katherine K. Dodd (44)
Corporate Secretary (6)

Edward J. Cullen, Jr. (47)
Assistant Corporate Secretary (8)

Todd D. Cutler (34)
Assistant Corporate Secretary

James F. Hohenstein (51)
Assistant Treasurer


(1) Effective March 1, 1994
(2) Effective March 21, 1994
(3) Effective April 13, 1994
(4) Effective August 1, 1994
(5) Effective October 11, 1994
(6) Effective November 1, 1994
(7) Effective December 1, 1994
(8) Effective January 30, 1995