Form 10-K, Exhibit 13
period 1995-12-31
PECO ENERGY CO
filed 1996-03-28
CIK 78100

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Earnings and Dividends

1995 Compared to 1994

Earnings per common share in 1995 were $2.64 compared to $1.76 in 1994. The increase in earnings was primarily due to a one-time charge of $0.66 per share in the third quarter of 1994 associated with the Company's Voluntary Retirement Incentive Program (VRIP) and Voluntary Separation Incentive Program (VSIP). Earnings also increased by $0.22 per share due to increased electric sales, by $0.19 per share due to the Company's ongoing emphasis on cost control, by $0.12 per share due to the gain on the sale of Conowingo Power Company (COPCO), and by $0.04 per share due to reduced financing costs. These increases were partially offset by $0.14 per share due to additional costs incurred as a result of the shutdown of Salem Generating Station (Salem), by $0.14 per share due to increased taxes and by $0.07 per share due to revenues recorded in 1994 from the receipt of nuclear fuel from Shoreham Generating Station (Shoreham).

The Company increased its annual common stock dividend by 7.4% to $1.74 per share, effective with the dividend paid in December 1995.

Operating Revenues

Increases/(decreases) in electric sales and operating revenues by class of customer for 1995 compared to 1994 are set forth below:

                       Electric Sales     Electric Revenues
                       Millions of kWh       Millions of $

Residential                      43           $   31
Small Commercial and
     Industrial                 191               32
Large Commercial and
     Industrial                 129                4
Other                            69                1
                              -----           ------
     Service Territory          432               68
Interchange Sales              (272)              (5)
Sales to Other Utilities      4,002               88
                              -----           ------
     Total                    4,162            $ 151
                              =====           ======

Electric revenues increased $151 million in 1995 compared to 1994 primarily due to increased sales to other utilities and higher retail sales due to favorable weather in the third and fourth quarters of 1995. The increase in electric revenues from residential sales was also attributable to higher fuel-clause revenues resulting from yearly changes in the Company's Energy Cost Adjustment
(ECA).

Gas revenues decreased $5 million in 1995 compared to 1994 primarily due to lower interruptible sales and sales of gas to the Company's electric generating units because of reduced spot market rates. This decrease was partially offset by higher fuel-clause revenues and increased transportation revenues related to higher levels of gas transported for customers purchasing their own gas on the spot market.

Fuel and Energy Interchange Expense

Fuel and energy interchange expense increased $59 million in 1995 compared to 1994 primarily due to increased output needed to meet service-territory customer demand, higher levels of sales to other utilities and replacement power costs required by the shutdown of Salem. These increases were partially offset by net credits to expense from the retention by the Company of a share of the energy savings resulting from the operation of Limerick Generating Station (Limerick) and from certain energy sales to other utilities. The increases were further offset by lower purchased gas costs resulting from reduced output.

Other Operating and Maintenance Expenses

Other operating and maintenance expenses decreased by $268 million in 1995 compared to 1994 primarily due to the one-time charge in 1994 associated with VRIP and VSIP. The decrease was also due to other continuing cost-control efforts, including the savings associated with VRIP and VSIP, lower customer expenses as a result of improved collection processes and lower nuclear generating station charges resulting from shorter refueling and maintenance outages at Company-owned nuclear generating units. These decreases were partially offset by increased process reengineering costs and maintenance expenses at Salem.

Depreciation Expense

Depreciation expense increased in 1995 compared to 1994 primarily due to additions to plant in service.

Income Taxes

Income taxes charged to operations increased $163 million in 1995 compared to 1994 primarily due to increases in operating income.

Allowance for Funds Used During Construction

Allowance for Funds Used During Construction (AFUDC) increased in 1995 compared to 1994 primarily due to an increase in the 1995 AFUDC rate.

Other Income and Deductions

Other income and deductions increased $16 million in 1995 compared to 1994 primarily due to the gain recognized on the sale of COPCO, partially offset by revenues recorded in 1994 from the receipt of nuclear fuel from Shoreham.

Total Interest Charges

Total interest charges increased primarily due to the July 1994 issuance of Monthly Income Preferred Securities, Series A (recorded in the financial statements as Company Obligated Mandatorily Redeemable Preferred Securities of a Partnership, which holds Solely Subordinated Debentures of the Company).

Preferred Stock Dividends

Preferred stock dividends decreased primarily due to redemptions of preferred stock in the third quarter of 1994 with the proceeds from the issuance of Monthly Income Preferred Securities, Series A.

1994 Compared to 1993

Earnings per common share in 1994 were $1.76 compared to $2.45 in 1993. The decrease in earnings was primarily due to a one-time charge of $0.66 per share associated with VRIP and VSIP. Also contributing to the decrease in earnings were other strategic and non-recurring operating and maintenance charges which decreased 1994 earnings by $0.13 per share. These decreases were partially offset by savings from the Company's ongoing debt and preferred stock refinancing and redemption program, which increased earnings by $0.14 per share.

Operating Revenues

Increases/(decreases) in electric sales and operating revenues by class of customer for 1994 compared to 1993 are set forth below:

                         Electric Sales   Electric Revenues
                        Millions of kWh     Millions of $

Residential                     160          $   15
Small Commercial and
     Industrial                 335              28
Large Commercial and
     Industrial                 (88)            (21)
Other                            20             (25)
                              -----          ------
     Service Territory          427              (3)
Interchange Sales               311               9
Sales to Other Utilities      1,369              13
                              -----          ------
     Total                    2,107          $   19
                              =====          ======

Electric revenues increased $19 million in 1994 compared to 1993 primarily due to increased sales to other utilities and increased interchange sales. These increases were partially offset by lower revenue margins obtained on these sales.

Gas revenues increased $33 million in 1994 compared to 1993 primarily due to higher fuel-clause revenues.

Fuel and Energy Interchange Expense

Fuel and energy interchange expense increased $44 million in 1994 compared to 1993 primarily due to increased electric output associated with interchange sales and increased sales to other utilities. A portion of this increase was deferred pending regulatory action. The increase was also attributable to an increase in gas fuel costs.

Other Operating and Maintenance Expenses

Other operating and maintenance expenses increased $304 million in 1994 compared to 1993 primarily due to a one-time, pre-tax charge of $254 million in the third quarter of 1994 for VRIP and VSIP. In addition, other operating and maintenance expenses increased due to higher environmental, customer and employee-related charges, and other strategic and non-recurring operating and maintenance charges. These increases were partially offset by lower generating station charges resulting from fewer and shorter refueling and maintenance outages.

Depreciation Expense

Depreciation expense increased in 1994 compared to 1993 due to additions to plant in service.

Income Taxes

Income taxes charged to operations decreased in 1994 compared to 1993 primarily due to the charge for VRIP and VSIP and lower operating income. These decreases were partially offset by lower interest expense allocated to operations.

Other Taxes

Other taxes increased in 1994 compared to 1993 primarily due to an increase in the real estate tax base and increased Pennsylvania gross receipts tax resulting from higher operating revenues.

Allowance for Funds Used During Construction

AFUDC decreased in 1994 compared to 1993 primarily due to a decrease in the 1994 AFUDC rate, partially offset by an increase in Construction Work in Progress.

Total Interest Charges

Total interest charges decreased in 1994 compared to 1993 primarily due to the Company's ongoing program to refinance and redeem higher-cost, long-term debt.

Preferred Stock Dividends

Preferred stock dividends decreased in 1994 compared to 1993 primarily due to the reduced number of preferred shares outstanding and the refinancing of higher-cost preferred stock.

Liquidity and Capital Resources

The Company's capital resources are primarily provided by internally generated cash flows from utility operations and, to the extent necessary, external financing. Such capital resources are generally used to fund the Company's construction program, to repay outstanding debt and to make preferred and common stock dividend payments.

In 1995 and each of the preceding five years, internally generated cash exceeded the Company's capital requirements and dividend payments, thereby improving the Company's financial condition. Contributing to the Company's improved cash position were a reduction in interest expense and dividend requirements associated with the Company's ongoing program to reduce debt and refinance higher-cost, long-term debt and preferred stock, and increased revenues from the sale of capacity and energy to other utilities. Net cash provided by operating activities for 1995 was $1.3 billion. For the period 1996 through 1999, the Company expects that internally generated cash will exceed its capital and dividend requirements.

The Company expects its level of capital investment in utility plant to remain relatively stable since it has sufficient electric generating capacity to meet the anticipated needs of its service territory well into the next decade. The Company also expects to fund all new business initiatives through internally generated funds. Construction program expenditures for 1995 were $480 million and are estimated to be $538 million in 1996 and $1.2 billion for the period 1997 to 1999. As a result of its prior investments in scrubbers for Eddystone and Cromby Generating Stations and its investment in nuclear generating capacity, the Company believes that com-pliance with the Clean Air Act will have significantly less impact on the Company's capital requirements than on other Pennsylvania utilities which are more dependent on coal-fired generation. Certain facilities under construction and to be constructed may require permits and licenses which the Company has no assurance will be granted.

During 1995, the Company utilized cash from operations, proceeds from the sale of COPCO and $100 million from the sale of an undivided interest in trade receivables to reduce the Company's debt by $401 million. Also during 1995, $349 million of long-term debt and Company obligated mandatorily redeemable preferred securities of a partnership were sold or exchanged to refund debt and preferred stock carrying less-favorable after-tax rates of interest and dividends. These transactions resulted in a reduction of approximately $33 million in annualized interest and preferred stock dividends.

The Company meets its short-term liquidity requirements primarily through the issuance of commercial paper, borrowings under a revolving credit agreement and bank lines of credit. The Company did not have any commercial paper or short-term debt outstanding at December 31, 1995.

At December 31, 1995, the Company's embedded cost of debt was 7.1% with 14.5% of the Company's long-term debt having floating rates. The coverage ratios under the Company's mortgage indenture and Amended and Restated Articles of Incorporation as of December 31, 1995, were 4.94 and 2.74 times, respectively, compared with minimum issuance requirements of 2.00 and 1.50 times, respectively. The Company believes that its internal sources of funds will be sufficient to cover its fixed charges for 1996.

As of December 31, 1995, the Company's capital structure consisted of 46.6% common equity; 6.1% preferred stock and Company obligated mandatorily redeemable preferred securities of a partnership (which comprised 3.1% of the Company's total capitalization structure); and 47.3% long-term debt. The Company's capital structure as of December 31, 1994, consisted of 43.5% common equity; 6.0% preferred stock and Company obligated mandatorily redeemable preferred securities of a partnership (which comprised 2.2% of the Company's total capitalization structure); and 50.5% long-term debt.

Outlook

The Company's financial condition and its future operating results are dependent on a number of factors affecting the Company and the utility industry in general. Among these factors are increased competition in electric and gas markets, regulation and operation of nuclear generating facilities, sales to other utilities, accounting issues and other factors including weather and compliance with environmental regulations.

Due to the Company's substantial investment in Limerick, which represents 54% of the Company's investment in electric plant, any regulatory changes which do not provide for the recovery of the Company's investment in Limerick could result in substantial write-downs of assets. This may adversely affect the Company's financial condition and future results of operations.

Competition

Over the last few years, legislative and regulatory initiatives and market forces have laid the foundation for the continued development of competition in the electric utility industry. As a result, the electric utility industry is reviewing the potential impacts of a major transition from a traditional rate regulated environment based on cost recovery to some combination of a competitive marketplace and modified regulation of certain market segments. Although a competitive environment may create new opportunities for revenue growth, it may also reduce the margin on certain classes of energy sales and may result in customer and revenue losses. Increased competition may limit high-cost utilities' ability to recover capital investment through rates, resulting in stranded investment and the potential write-down of assets. Potential competition has resulted in increased focus on cost-cutting and consideration of strategic alternatives, including mergers and restructuring of operations.

The Energy Policy Act of 1992 (Energy Act) was enacted to promote competition among utility and nonutility generators in the wholesale electric generation market. The Energy Act allows the Federal Energy Regulatory Commission (FERC) to order owners of electric transmission systems to provide third parties with transmission access for wholesale power transactions. During 1995, the FERC issued proposed rules which, if adopted, would require that all public utilities have on file with the FERC nondiscriminatory open-access transmission tariffs for network and point-to-point services, including separate rates for ancillary services. The FERC's proposed rules would also provide for recovery of legitimate and verifiable wholesale stranded investment. These proposals further expressed the FERC's strong expectation that state regulatory commissions provide for similar full recovery of legitimate and verifiable stranded investment that could result if state regulatory commissions ordered retail competition and direct access. The Company filed comments in response to the FERC's proposal. The comments, while generally supportive, suggested several adjustments to ensure full stranded investment recovery. An order from the FERC is expected in the first half of 1996.

The Company also filed a tariff for network and point-to-point services and a market-based rate tariff that would allow the Company to sell wholesale energy at market-based rates outside the Pennsylvania-New Jersey-Maryland Interconnection Association (PJM) control area. These tariffs would be available to wholesale buyers and sellers of electricity, although the Company would continue to make sales within the PJM control area under its existing FERC-approved cost-based tariffs. The market-based rate tariff is not expected to affect the applicability of Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," to the Company's operations.

During 1995, the Company proposed other initiatives to the FERC, including a plan to increase wholesale electric competition in the Mid-Atlantic region served by the PJM. The objectives of the Company's plan are to enable the PJM companies to offer comparable open access to their transmission facilities, to adapt the existing PJM regional wholesale energy market to increased competition, and to preserve those elements of power pooling which are still beneficial.

While the Energy Act encourages competition on a wholesale level, the Energy Act prohibits the FERC from ordering wheeling for sales to retail customers. Currently, a number of states, including Pennsylvania, are assessing the issue of retail competition with varying outcomes. For instance, California has aggressively promoted the concept of retail competition while Maryland has stated that it is strongly opposed to such measures. While assessing their position, many issues must be considered which will require significant deliberation and may result in legal challenges. These issues include the recovery of any resulting stranded investment, the impact of interjurisdictional sales and whether such change is enacted by regulatory or legislative action.

In August 1995, after seeking input from Pennsylvania utilities and interest groups, the Pennsylvania Public Utility Commission (PUC) staff issued a report recommending against retail electric power competition at this time. The PUC also issued an order inviting further comments and establishing hearings on competition issues with the expectation of submitting a report to the Pennsylvania legislature and the Governor in the second quarter of 1996. In November 1995, the Company submitted testimony which proposes five major initiatives to reduce the costs of electricity while preserving the reliability and universal service that is essential to Pennsylvania citizens. These initiatives are: 1) improvements in the PJM interconnection to incorporate an independent system operator, provide for wholesale energy exchange based on a market bidding mechanism, provide a regional transmission tariff, and expand participation in the wholesale energy market to others, including firms that are not traditional utilities; 2) performance-based regulation to increase utility accountability by linking utility earnings to performance rather than historic costs; 3) flexible pricing to allow utilities to offer customers a variety of service options tailored to individual requests, and to bring certain rates closer to market levels; 4) accelerated depreciation and other cost mitigation measures that challenge the utilities to reduce possible stranded investment associated with existing generation assets; and 5) competitive bidding of new generation to ensure that needs are met as efficiently as possible. The Company believes that these proposed initiatives will allow the PUC to improve the efficiency of the electric industry, while continuing to assure the availability of reliable service for all customers at reasonable rates, without significant adverse consequences on the financial condition of electric utilities.

The Company believes that retail competition should not be adopted if it represents a mere shifting of costs from one class of customers to another or to shareholders, and that retail competition does not currently provide a net benefit. Regulatory changes permitting retail competition may also create stranded investment if the FERC's position of allowing full recovery of stranded investment as described in its proposal is not adopted. Investments by the Company in assets which would not be recoverable from customers, including its investment in nuclear facilities, may have to be written down, which would have a material adverse effect on the Company's financial condition and results of operations. The Company is not able to predict whether retail competition will be implemented and, if implemented, what impact it would have on the Company's financial condition or results of operations.

The gas industry is also undergoing structural changes in response to FERC policies designed to increase competition in this market. This has included requirements that interstate gas pipelines unbundle their gas sales service from other regulated tariff services, such as transportation and storage. In anticipation of these policies, the Company has modified its gas purchasing arrangements to enable the purchase of gas and transportation at lower cost, and has become more active in the area of gas transportation.

In 1995, the Company introduced to regulators and industry analysts its Competitive Breakthrough Strategy, which is an integrated strategy designed to improve the efficiency, financial condition and rate stability of the Company through a broad array of initiatives, including but not limited to, reengineering of processes, expense reduction and containment, development of new revenue opportunities, reduction of exposure to asset write-downs and reduction of existing debt.

As part of its Competitive Breakthrough Strategy, in October 1995, the Company filed a petition for a declaratory accounting order with the PUC requesting approval to increase Limerick-related depreciation and amortization by $100 million per year and decrease depreciation and amortization of other Company assets by approximately $10 million per year, effective October 1, 1996. The requested order would not affect rates charged to customers. The Company expects, but cannot be assured, that the net increased depreciation and amortization would be offset by the reduced costs and increased revenues generated by the Company's Competitive Breakthrough Strategy. For further details see note 3 of Notes to Consolidated Financial Statements.

The Company has realized wage and benefit savings of approximately $60 million in 1995 as a result of the Company's VRIP and VSIP. The Company expects VRIP and VSIP to provide savings in wages and benefits to the Company of approximately $100 million annually beginning in 1996.

To take advantage of emerging opportunities in the telecommunications field, in 1995, the Company's Board of Directors created a new strategic business unit, the Telecommunications Group. The business unit has initiated several joint ventures in newly emerging wireless personal communications services businesses and other competitive telecommunications opportunities. The telecommunications field presents the Company with many opportunities to expand its business, generate additional revenue and provide greater shareholder value. The Company possesses a highly skilled technical staff and a substantial infrastructure which will enable it to successfully participate in the ever-changing telecommunications industry.

As a result of competitive pressures, the Company has negotiated long-term contracts with many of its larger-volume industrial customers. Although these agreements have resulted in lower revenues from this class of customers, they have permitted the Company to maintain this segment of its customer base.

During 1995, there were an unprecedented number of mergers in the utility industry and this trend is expected to continue. In August 1995, the Company proposed a merger with PP&L Resources, Inc., an electric utility with operations in northeast Pennsylvania. In November, PP&L Resources declined the Company's final offer and the Company withdrew its proposal. The Company will continually evaluate all opportunities to improve its strategic and competitive position but, because of its strong stand-alone position, is not compelled to pursue such opportunities at any cost.

Regulation and Operation of Nuclear Generating Facilities

The Company's financial condition and results of operations are in part dependent on the continued successful operation of its nuclear generating facilities. The Company's nuclear generating facilities represent approximately 45% of its installed generating capacity. Because of the Company's substantial investment in and reliance on its nuclear generating units, any changes in regulations by the Nuclear Regulatory Commission (NRC) requiring additional investments or resulting in increased operating costs of nuclear generating units could adversely affect the Company.

During 1995, Company-operated nuclear plants operated at an 88% weighted-average capacity factor and Company-owned nuclear plants, including Salem, operated at a 72% weighted-average capacity factor and produced 50% of the Company's output including purchased power. Nuclear generation is the most cost-effective way for the Company to meet customer needs and commitments for sales to other utilities. Continued operation of the nuclear plants above 60% of capacity is necessary to avoid penalties under the ECA. In addition, the terms of the 1991 settlement of the Limerick Unit No. 2 rate case afford the Company the opportunity, through sales to other utilities and the efficient operation of Limerick, to increase earnings. See note 3 of Notes to Consolidated Financial Statements for a description of the ECA and the terms of the Limerick Unit No. 2 rate case settlement.

Public Service Electric and Gas Company (PSE&G), the operator of Salem Units No. 1 and No. 2, which are 42.59% owned by the Company, removed the units from service on May 16, 1995 and June 7, 1995, respectively. PSE&G informed the NRC at that time that it had determined to keep the Salem units shut down pending review and resolution of certain equipment and management issues, and NRC agreement that each unit is sufficiently prepared to restart. Salem Units No. 1 and No. 2 are expected to be out of service until the second and third quarters of 1996, respectively. The Company expects to incur and expense at least $85 million in 1996 for increased costs related to the shutdown. Under Pennsylvania law, the PUC may investigate outages of electric generating units which exceed 120 days or if the annual capacity factor is less than 50% to determine whether to deny the recovery of replacement power costs. See note 24 of Notes to Consolidated Financial Statements.

The Financial Accounting Standards Board is currently reviewing the accounting for closure and removal costs of production facilities including the recognition, measurement and classification of decommissioning costs for nuclear generating stations, and will issue an Exposure Draft in 1996. The Company will review the Exposure Draft to determine the effect on its financial condition and results of operations. See note 4 of Notes to Consolidated Financial Statements.

The Company may seek to recover through rates capital costs and any increased operating costs, including those associated with NRC regulation of the Company's nuclear generating stations and environmental compliance and remediation, although such recovery is not assured. To the extent that such amounts are not recovered, they would be charged against income.

Sales to Other Utilities

At December 31, 1995, the Company had 1,199 megawatts (MW) of installed generating capacity available for sales to other utilities. In the ordinary course of business, the Company enters into commitments to buy and sell power. During 1995, the Company entered into an agreement to purchase energy associated with 300 MW from 1996 through 2000 from an unaffiliated utilitiy. The Company's future results of operations are dependent in part on its ability to successfully market this generation. See note 4 of Notes to Consolidated Financial Statements.

In the wholesale market, the Company has increased its sales to other utilities, but increased competition has reduced the Company's margin on these sales. The Company has agreements with other utilities to sell energy and/or capacity. The Company has long-term agreements over the next five years with unaffiliated utilities to sell energy associated with 1,185 MW of capacity. These power sales agreements extend from 1996 to 2023. The Company expects these wholesale sales to generate approximately $300 million of revenue in 1996.

Accounting Issues

The Company continues to account for its operations in accordance with SFAS No. 71 which is appropriate for companies that meet three criteria in order to account for the economic impacts of rate regulation: 1) third-party regulation of rates; 2) cost-based rates; and 3) a reasonable assumption that costs will be recoverable from customers through rates. Discontinuance of SFAS No. 71 would result in a charge against income from the elimination of regulatory assets created by the regulatory process as well as certain plant costs that may no longer be recoverable. The impact of such events could have a material adverse effect on the Company's financial condition and results of operations. Continued application of SFAS No. 71 is periodically assessed by the Company.

At December 31, 1995, the Company had deferred on its balance sheet certain regulatory assets for which recovery has been approved by the PUC. These regulatory assets include $300 million associated with Limerick Units No. 1 and No. 2, $248 million associated with the Company's non-pension postretirement benefits and $2.0 billion associated with recoverable deferred income taxes. For more details on these regulatory assets see notes 3, 7 and 14 of Notes to Consolidated Financial Statements.

At December 31, 1995, the Company had deferred on its balance sheet certain regulatory assets for which current recovery has not yet been approved. Any deferred costs that are not ultimately recovered through base rates would be charged against income. These regulatory assets include $107 million for the effect on deferred income taxes of the change in the statutory federal income tax rate from 34% to 35% in 1993, and $91 million of operating and maintenance expenses, depreciation and accrued carrying charges on its investment in Limerick Unit No. 2 and 50% of Limerick common facilities, deferred pursuant to a Declaratory Order of the PUC. See notes 3 and 14 of Notes to Consolidated Financial Statements. These and other regulatory assets are deferred pursuant to PUC action. In October 1995, the Company filed a petition for a declaratory accounting order with the PUC requesting approval to, among other things, amortize $91 million of operating and maintenance expenses, depreciation and accrued carrying charges on its investment in Limerick Unit No. 2 and 50% of Limerick common facilities. The petition requests that these deferred costs be amortized over a nine-year period beginning October 1996. The requested order would not affect customer rates.

The Company will adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in the first quarter of 1996. Upon adoption, the Company does not expect SFAS No. 121 to have an effect upon the Company's financial condition or results of operations. Significant changes in the regulatory environment, abandonment of cost-based rates, or losses of major customers that result in stranded investment are events that may necessitate a review of the Company's assets for impairment.

The Company will adopt SFAS No. 123, "Accounting for Stock-Based Compensation," in the first quarter of 1996, but will continue to use the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," supplemented by SFAS No. 123's required footnote disclosures. Adoption of SFAS No. 123 will not have an effect upon the Company's financial condition or results of operations.

Other Factors

Annual and quarterly operating results can be significantly affected by weather.

Inflation affects the Company through increased operating costs and increased capital costs for utility plant. During periods of high inflation, the Company could be adversely affected if it is unable to offset increasing costs with improved productivity or rate increases. In addition, the replacement costs of the Company's utility plant are significantly higher than the historical costs reflected in the financial statements. The Company has agreed not to seek a retail electric base rate increase before April 1, 1999, except under specified circumstances. Therefore, the effects of future inflation and other potential cost increases may not be subject to rate recovery. See note 3 of Notes to Consolidated Financial Statements.

The Company's operations have in the past and may in the future require substantial capital expenditures in order to comply with environmental laws. Additionally, under federal and state environmental laws, the Company is generally liable for the costs of remediating environmental contamination of property now or formerly owned by the Company and of property contaminated by hazardous substances generated by the Company. The Company owns or leases a number of real estate parcels, including parcels on which its operations or the operations of others may have resulted in contamination by substances which are considered hazardous under environmental laws. The Company is currently involved in a number of proceedings relating to sites where hazardous substances have been deposited and may be subject to additional proceedings in the future.

The Company has identified 23 sites where former manufactured gas plant activities may have resulted in site contamination. Past activities at several sites have resulted in actual site contamination. The Company is presently engaged in performing various levels of activities at these sites, including initial evaluation to determine the existence and nature of the contamination, detailed evaluation to determine the extent of the contamination and the necessity and possible methods of remediation, and implementation of remediation. Seven of the sites are currently in the detailed evaluation or remediation stage.

As of December 31, 1995 and 1994, the Company had accrued $27 and $24 million, respectively, for environmental investigation and remediation costs that currently can be reasonably estimated. The Company expects to expend $8 million for such activities in 1996. The Company cannot currently predict whether it will incur other significant liabilities for any additional investigation and remediation costs at these or additional sites identified by the Company, environmental agencies or others, or whether all such costs will be recoverable through rates or from third parties.

For a discussion of other contingencies, see notes 3 and 4 of Notes to Consolidated Financial Statements.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
PECO Energy Company:


     We have audited the accompanying consolidated balance sheets of PECO Energy Company and Subsidiary Companies as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows, and changes in common shareholders' equity and preferred stock for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PECO Energy Company and Subsidiary Companies as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


Coopers & Lybrand LLP

2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 2,1996

Consolidated Statements of Income

For the Years Ended December 31,                            1995            1994            1993
                                                                             Thousands of Dollars
Operating Revenues
Electric                                             $ 3,775,326     $ 3,624,797     $ 3,605,425
Gas                                                      410,830         415,835         382,704
                                                     -----------     -----------     -----------
     Total Operating Revenues                          4,186,156       4,040,632       3,988,129
                                                     -----------     -----------     -----------

Operating Expenses
Fuel and Energy Interchange                              762,762         703,590         659,580
Other Operating                                          943,476         937,849         851,254
Early Retirement and Separation
  Programs                                                  --           254,106            --
Maintenance                                              307,797         327,714         364,409
Depreciation                                             457,254         442,101         424,952
Income Taxes                                             396,897         234,033         354,391
Other Taxes                                              314,071         311,689         298,132
                                                     -----------     -----------     -----------
     Total Operating Expenses                          3,182,257       3,211,082       2,952,718
                                                     -----------     -----------     -----------
Operating Income                                       1,003,899         829,550       1,035,411
                                                     -----------     -----------     -----------

Other Income and Deductions
Allowance for Other Funds Used
  During Construction                                     14,371          10,180          11,885
Gain on Sale of Subsidiary                                58,745            --              --
Income Taxes                                             (34,820)        (15,291)        (11,808)
Other, net                                                  (444)         23,121          11,980
                                                     -----------     -----------     -----------
     Total Other Income and Deductions                    37,852          18,010          12,057
                                                     -----------     -----------     -----------
Income Before Interest Charges                         1,041,751         847,560       1,047,468
                                                     -----------     -----------     -----------

Interest Charges
Long-Term Debt                                           386,205         387,279         432,707
     Company Obligated Mandatorily Redeemable
     Preferred Securities of a Partnership, which
     holds Solely Subordinated Debentures of the
     Company                                              20,987           8,570            --
Short-Term Debt                                           37,506          36,987          36,002
                                                     -----------     -----------     -----------
     Total Interest Charges                              444,698         432,836         468,709
Allowance for Borrowed Funds Used During
     Construction                                        (12,679)        (11,989)        (11,889)
                                                     -----------     -----------     -----------
     Net Interest Charges                                432,019         420,847         456,820
                                                     -----------     -----------     -----------
Net Income                                               609,732         426,713         590,648
Preferred Stock Dividends                                 23,217          37,298          49,058
                                                     -----------     -----------     -----------
Earnings Applicable to Common Stock                  $   586,515     $   389,415     $   541,590
                                                     ===========     ===========     ===========
Average Shares of Common Stock
     Outstanding (Thousands)                             221,859         221,554         221,072
                                                     ===========     ===========     ===========
Earnings per Average Common Share (Dollars)          $      2.64     $      1.76     $      2.45
                                                     ===========     ===========     ===========
Dividends per Common Share (Dollars)                 $      1.65     $     1.545     $      1.43
                                                     ===========     ===========     ===========

 See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,                                 1995            1994            1993
                                                                                 Thousands of Dollars
Cash Flows from Operating Activities
Net Income                                                $   609,732     $   426,713     $   590,648
Adjustments to reconcile Net Income to Net Cash
          provided by Operating Activities:
     Depreciation and Amortization                            531,299         517,681         507,069
     Deferred Income Taxes                                    183,514         (23,306)        139,846
     Gain on Sale of Subsidiary                               (58,745)           --              --
     Early Retirement and Separation Programs                    --           254,106            --
     Deferred Energy Costs                                    (71,104)        (33,205)        (24,308)
     Amortization of Leased Property                           42,900          61,900          58,400
     Changes in Working Capital:
          Accounts Receivable                                  (8,198)         23,508          31,102
          Inventories                                         (10,872)         18,210          11,222
          Accounts Payable                                     (4,686)          5,342             777
          Other Current Assets and Liabilities                  9,641          52,940         (34,694)
     Other Items affecting Operations                          40,649          (9,175)        (18,287)
                                                          -----------     -----------     -----------
Net Cash Flows from Operating Activities                    1,264,130       1,294,714       1,261,775
                                                          -----------     -----------     -----------

Cash Flows from Investing Activities
Investment in Plant                                          (577,908)       (570,903)       (568,076)
Proceeds from Sale of Subsidiary                              150,000            --              --
Increase in Other Investments                                 (60,541)        (17,951)        (16,214)
                                                          -----------     -----------     -----------
Net Cash Flows from Investing Activities                     (488,449)       (588,854)       (584,290)
                                                          -----------     -----------     -----------

Cash Flows from Financing Activities
Change in Short-Term Debt                                     (11,499)       (107,851)          8,850
Issuance of Common Stock                                       15,585           2,308          29,346
Issuance of Preferred Stock                                      --              --           142,700
Retirement of Preferred Stock                                 (78,105)       (238,800)       (187,330)
Issuance of Company Obligated Mandatorily Redeemable
     Preferred Securities of a Partnership                     81,032         221,250            --
Issuance of Long-Term Debt                                    182,540         245,100       1,994,765
Retirement of Long-Term Debt                                 (575,713)       (397,763)     (2,148,963)
Loss on Reacquired Debt                                        12,302          22,125         (69,884)
Dividends on Preferred and Common Stock                      (390,340)       (377,883)       (366,081)
Change in Dividends Payable                                     5,626          (3,249)         (1,114)
Expenses of Issuing Long-Term Debt and Preferred Stock           (577)         (9,150)        (24,820)
Capital Lease Payments                                        (42,900)        (61,900)        (58,400)
                                                          -----------     -----------     -----------
Net Cash Flows from Financing Activities                     (802,049)       (705,813)       (680,931)
                                                          -----------     -----------     -----------

(Decrease)/Increase in Cash and Cash Equivalents              (26,368)             47          (3,446)
Cash and Cash Equivalents at beginning of period               46,970          46,923          50,369
                                                          -----------     -----------     -----------
Cash and Cash Equivalents at end of period                $    20,602     $    46,970     $    46,923
                                                          ===========     ===========     ===========

CONSOLIDATED BALANCE SHEETS

At December 31,                                                1995             1994
                                                                Thousands of Dollars
Assets
Utility Plant, at Original Cost
Electric                                               $ 13,441,880     $ 13,283,888
Gas                                                         954,180          895,946
Common                                                      299,899          234,769
                                                       ------------     ------------
                                                         14,695,959       14,414,603
     Less Accumulated Provision for Depreciation          4,623,707        4,242,576
                                                       ------------     ------------
                                                         10,072,252       10,172,027
Nuclear Fuel, net                                           191,084          184,161
Construction Work in Progress                               494,194          472,512
Leased Property, net                                        180,425          174,565
                                                       ------------     ------------
     Net Utility Plant                                   10,937,955       11,003,265
                                                       ------------     ------------

Current Assets
Cash and Temporary Cash Investments                          20,602           46,970
Accounts Receivable, net
     Customers                                               75,220           96,987
     Other                                                   71,997           49,854
Inventories, at average cost
     Fossil Fuel                                             78,260           72,732
     Materials and Supplies                                 123,387          118,230
Deferred Energy Costs                                        55,883          (15,486)
Other                                                        60,868           58,069
                                                       ------------     ------------
     Total Current Assets                                   486,217          427,356
                                                       ------------     ------------

Deferred Debits and Other Assets
Recoverable Deferred Income Taxes                         2,077,426        2,138,079
Deferred Limerick Costs                                     390,433          413,885
Deferred Non-Pension Postretirement Benefits Costs          248,085          261,912
Investments                                                 296,948          236,587
Loss on Reacquired Debt                                     308,577          320,879
Other                                                       214,979          263,308
                                                       ------------     ------------
     Total Deferred Debits and Other Assets               3,536,448        3,634,650
                                                       ------------     ------------

Total Assets                                           $ 14,960,620     $ 15,065,271
                                                       ============     ============

At December 31,                                                  1995             1994
                                                                  Thousands of Dollars
Capitalization and Liabilities
Capitalization
Common Shareholders' Equity
     Common Stock                                        $  3,506,313     $  3,490,728
     Other Paid-In Capital                                      1,326            1,271
     Retained Earnings                                      1,023,708          810,507
                                                         ------------     ------------
                                                            4,531,347        4,302,506
Preferred and Preference Stock
     Without Mandatory Redemption                             199,367          277,472
     With Mandatory Redemption                                 92,700           92,700
Company Obligated Mandatorily Redeemable Preferred
     Securities of a Partnership, which holds Solely
     Subordinated Debentures of the Company                   302,282          221,250
Long-Term Debt                                              4,198,283        4,785,631
                                                         ------------     ------------
     Total Capitalization                                   9,323,979        9,679,559
                                                         ------------     ------------

Current Liabilities
Notes Payable, Bank                                              --             11,499
Long-Term Debt Due Within One Year                            401,003          201,213
Capital Lease Obligations Due Within One Year                  60,320           60,476
Accounts Payable                                              299,731          308,832
Taxes Accrued                                                 107,621           87,185
Deferred Income Taxes                                          17,072          (12,002)
Interest Accrued                                               88,047           93,159
Dividends Payable                                              20,722           15,096
Other                                                          82,775           85,649
                                                         ------------     ------------
     Total Current Liabilities                              1,077,291          851,107
                                                         ------------     ------------

Deferred Credits and Other Liabilities
Capital Lease Obligations                                     120,105          114,089
Deferred Income Taxes                                       3,312,649        3,225,915
Unamortized Investment Tax Credits                            351,569          374,100
Pension Obligation for Early Retirement Plans                 216,283          238,250
Non-Pension Postretirement Benefits Obligation                326,251          354,458
Other                                                         232,493          227,793
                                                         ------------     ------------
     Total Deferred Credits and Other Liabilities           4,559,350        4,534,605
                                                         ------------     ------------

Commitments and Contingencies (Notes 3 and 4)

Total Capitalization and Liabilities                     $ 14,960,620     $ 15,065,271
                                                         ============     ============

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY AND PREFERRED STOCK

                                                                              Other
                                                   Common Stock              Paid-In      Retained          Preferred Stock
All Amounts in Thousands                      Shares        Amount           Capital      Earnings         Share       Amount
Balance at January 1, 1993                    220,534     $3,459,131         $1,214       $561,824         6,536      $653,602

Net Income                                                                                 590,648
Cash Dividends Declared
     Preferred Stock
       (at specified annual rates)                                                         (49,919)
     Common Stock ($1.43 per share)                                                       (316,162)
Expenses of Capital Stock Activity                                                          (5,625)
Capital Stock Activity
     Long-Term Incentive Plan Issuances           983         29,346                        (7,039)
     Preferred Stock Issuances                                                                             1,427       142,700
     Preferred Stock Redemptions                                                                          (1,873)     (187,330)
                                              -------     ----------         ------       --------         -----      --------
Balance at December 31, 1993                  221,517      3,488,477          1,214        773,727         6,090       608,972

Net Income                                                                                 426,713
Cash Dividends Declared
     Preferred Stock
       (at specified annual rates)                                                         (35,706)
     Common Stock ($1.545 per share)                                                      (342,177)
Expenses of Capital Stock Activity                                                         (11,662)
Capital Stock Activity
     Long-Term Incentive Plan Issuances            92          2,251                          (388)
     Preferred Stock Issuances                                                   57
     Preferred Stock Redemptions                                                                          (2,388)     (238,800)
                                              -------     ----------         ------       --------         -----      --------
Balance at December 31, 1994                  221,609      3,490,728          1,271        810,507         3,702       370,172

Net Income                                                                                 609,732
Cash Dividends Declared
     Preferred Stock
       (at specified annual rates)                                                         (24,253)
     Common Stock ($1.65 per share)                                                       (366,087)
Expenses of Capital Stock Activity                                                          (4,035)
Capital Stock Activity
     Long-Term Incentive Plan Issuances           563         15,585                        (2,156)
     Preferred Stock Issuances                                                   55
     Preferred Stock Redemptions                                                                            (781)      (78,105)
                                              -------     ----------         ------       --------         -----      --------
Balance at December 31, 1995                  222,172    $ 3,506,313    $     1,326    $ 1,023,708         2,921   $   292,067
                                              =======    ===========    ===========    ===========         =====   ===========

1. Significant Accounting Policies

General

The consolidated financial statements of PECO Energy Company (Company) include the accounts of its utility subsidiary companies, all of which are wholly owned. Accounting policies are in accordance with those prescribed by the regulatory authorities having jurisdiction, principally the Pennsylvania Public Utility Commission (PUC) and the Federal Energy Regulatory Commission (FERC). The Company has unconsolidated subsidiaries which are not material.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues

Customers' meters are read and bills are prepared on a cyclical basis. At the end of each month, the Company accrues an estimate for the unbilled amount of energy delivered or services provided to customers.

Fuel and Energy Cost Adjustment Clauses

The Company's classes of service are subject to fuel adjustment clauses designed to recover or refund the differences between actual costs of fuel, energy interchange, and purchased power and gas, and the amounts of such costs included in base rates. Differences between the amounts billed to customers and the actual costs recoverable are deferred and recovered or refunded in future periods by means of prospective adjustments to rates. Generally, such rates are adjusted every twelve months. In addition to reconciling fuel costs and revenues, the Company's Energy Cost Adjustment (ECA), established by the PUC, incorporates a nuclear performance standard which allows for financial bonuses or penalties depending upon whether the Company's system nuclear capacity factor exceeds or falls below a specified range (see note 3).

Nuclear Fuel

Nuclear fuel is capitalized and charged to fuel expense on the unit of production method. Estimated costs of nuclear fuel disposal are charged to fuel expense as the related fuel is consumed. The Company's share of nuclear fuel at Peach Bottom Atomic Power Station (Peach Bottom) and Salem Generating Station (Salem) is accounted for as a capital lease. Nuclear fuel at Limerick Generating Station (Limerick) is owned.

Depreciation and Decommissioning

The annual provision for depreciation is provided over the estimated service lives of plant on the straight-line method. Annual depreciation provisions for financial reporting purposes, expressed as a percent of average depreciable utility plant in service, were approximately 2.80% in 1995, 2.77% in 1994 and 2.75% in 1993. See note 3 for information concerning the Company's petition to the PUC for a declaratory accounting order to change the estimated depreciable lives of certain of the Company's electric plant.

The Company's share of the 1990 estimated costs for decommissioning nuclear generating stations currently included in electric base rates is being charged to operations over the expected service life of the related plant. The amounts recovered from customers are deposited in trust accounts and invested for funding of future costs. These amounts, and investment earnings thereon, are credited to accumulated depreciation (see note 4).

Income Taxes

The Company uses an asset and liability approach for financial accounting and reporting of income taxes. The effects of the Alternative Minimum Tax (AMT) are normalized. Investment Tax Credit (ITC) is deferred and amortized to income over the estimated useful life of the related utility plant. ITC related to plant in service, not included in rate base, is accounted for on the flow-through method (see note 14).

Allowance for Funds Used During Construction (AFUDC)

AFUDC is the cost, during the period of construction, of debt and equity funds used to finance construction projects. AFUDC is recorded as a charge to Construction Work in Progress, and the credits are to Interest Charges for the cost of borrowed funds and to Other Income and Deductions for the remainder as the allowance for other funds. The rates used for capitalizing AFUDC, which averaged 9.88% in 1995, 7.74% in 1994 and 9.39% in 1993, are computed under a method prescribed by regulatory authorities. AFUDC is not included in regular taxable income and the depreciation of capitalized AFUDC is not tax deductible.



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

Capitalized Software Costs

Software projects which exceed $5 million are capitalized. At December 31,1995 and 1994, capitalized software costs totaled $50 million and $51 million (net of $19 million and $10 million accumulated amortization), respectively. Such capitalized amounts are amortized ratably over the expected lives of the projects when they become operational, not to exceed ten years.

Gains and Losses on Reacquired Debt

Gains and losses on reacquired debt are deferred and amortized to interest expense over the stated life of the reacquired debt.

Reclassifications

Certain prior-year amounts have been reclassified for comparative purposes. These reclassifications had no effect on net income.

2. Nature of Operations and Segment Information

The Company is an operating utility which provides electric and gas service to the public in southeastern Pennsylvania. The total area served by the Company covers 2,107 square miles. Electric service is supplied to an area of 1,972 square miles with a population of 3.7 million, including 1.6 million in the City of Philadelphia. Approximately 94% of the retail electric service area and 64% of retail kilowatthour sales are in the suburbs around Philadelphia, and 6% of the retail service area and 36% of such sales are in the City of Philadelphia. Natural gas service is supplied to a 1,475-square-mile area of southeastern Pennsylvania adjacent to Philadelphia with a population of 1.9 million.

For the Years Ended December 31,                     1995           1994           1993
                                                                   Thousands of Dollars
Electric Operations
Operating revenues:
Residential                                   $ 1,401,296    $ 1,369,617    $ 1,354,061
Small commercial and industrial                   738,910        706,808        678,896
Large commercial and industrial                 1,147,190      1,142,903      1,163,997
Other                                             136,988        136,002        161,290
                                              -----------    -----------    -----------
     Service territory                          3,424,384      3,355,330      3,358,244
Interchange sales                                  17,488         23,017         14,269
Sales to other utilities                          333,454        246,450        232,912
                                              -----------    -----------    -----------
     Total operating revenues                   3,775,326      3,624,797      3,605,425
                                              -----------    -----------    -----------
Operating expenses, excluding depreciation      2,405,876      2,429,452      2,228,507
Depreciation                                      430,993        415,854        400,851
                                              -----------    -----------    -----------
     Operating income                         $   938,457    $   779,491    $   976,067
                                              ===========    ===========    ===========
Utility plant additions                       $   435,400    $   457,728    $   458,125
                                              ===========    ===========    ===========

Gas Operations
Operating revenues:
Residential                                   $    15,482    $    16,048    $    15,032
House heating                                     240,147        235,407        205,483
Commercial and industrial                         129,223        133,124        124,224
Other                                               3,639         13,971         15,172
                                              -----------    -----------    -----------
     Subtotal                                     388,491        398,550        359,911
Other revenues (including transported
     for customers)                                22,339         17,285         22,793
                                              -----------    -----------    -----------
     Total operating revenues                     410,830        415,835        382,704
                                              -----------    -----------    -----------
Operating expenses, excluding depreciation        319,127        339,529        299,259
Depreciation                                       26,261         26,247         24,101
                                              -----------    -----------    -----------
     Operating income                         $    65,442    $    50,059    $    59,344
                                              ===========    ===========    ===========
Utility plant additions                       $    63,192    $    67,090    $    72,481
                                              ===========    ===========    ===========

Identifiable Assets* at December 31,
Electric                                      $10,408,105    $10,410,461    $10,395,488
Gas                                               785,881        768,279        727,690
Nonallocable assets                             3,766,634      3,886,531      3,909,149
                                              -----------    -----------    -----------
     Total assets                             $14,960,620    $15,065,271    $15,032,327
                                              ===========    ===========    ===========


*Includes utility plant less accumulated depreciation, inventories and allocated common utility property.

3. Rate Matters

Limerick

Under its electric tariffs, the Company is recovering $285 million of deferred Limerick costs representing carrying charges and depreciation associated with 50% of Limerick common facilities. These costs are included in base rates and are being recovered over the life of Limerick. The Company is also recovering $137 million of Limerick Unit No. 1 costs over a ten-year period without a return on investment. At December 31, 1995, the unrecovered portion of these balances were $240 million and $59 million, respectively.

Under its electric tariffs, the Company is allowed to retain for shareholders any proceeds above the average energy cost for sales of 399 megawatts (MW) of near-term excess capacity and/or associated energy. In addition, beginning April 1994, the Company became entitled to share in the benefits which result from the operation of both Limerick Units No. 1 and No. 2 through the retention of 16.5% of the energy savings, subject to certain limits. During 1995, 1994 and 1993, the Company recorded as revenue net of fuel costs $79, $68 and $38 million, respectively, as a result of the sale of the 399 MW of capacity and/or associated energy and the Company's share of Limerick energy savings.

Pursuant to a PUC Declaratory Order, the Company deferred certain operating and maintenance expenses, depreciation and accrued carrying charges on its capital investment in Limerick Unit No. 2 and 50% of Limerick common facilities. At December 31, 1995 and 1994, such costs included in Deferred Limerick Costs totaled $91 million.

Petition for Declaratory Accounting Order

In October 1995, the Company filed a petition for a declaratory accounting order with the PUC requesting approval to change the estimated depreciable lives of certain of the Company's electric plant. The petition requests the approval to reduce the terminal dates by ten years, for depreciation accrual purposes only, of Limerick Units No. 1 and No. 2 and associated common facilities, to utilize new life spans for various categories of electric production plant, and to change remaining life estimates for transmission, distribution, general and common plant. The petition also requests approval to amortize over a nine-year period $331 million of deferred Limerick costs representing $240 million of carrying charges and depreciation associated with 50% of Limerick common facilities and $91 million of unrecovered Limerick Unit No. 2 Declaratory Order costs. If approved, the proposed changes will increase depreciation and amortization on assets associated with Limerick by approximately $100 million per year and decrease depreciation and amortization on other Company assets by approximately $10 million per year, for a net increase in depreciation and amortization of approximately $90 million per year. The requested order will not affect rates charged to customers. The changes would be effective October 1, 1996.

Recovery of Non-Pension Postretirement Benefits Costs

Effective January 1995, in accordance with a PUC Joint Petition, the Company increased electric base rates by $25 million per year to recover the increased costs, including the annual amortization of the transition obligation (over 18 years) deferred in 1994 and 1993, associated with the implementation of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (see note 7). The Joint Petition provides that the Company will not file for an increase in retail electric service rates before April 1, 1999, except under specified circumstances for items such as energy cost adjustments, changes in state taxes, changes in federal taxes, demand side management surcharges, and increases in nuclear plant decommissioning expense or funding requirements and spent nuclear fuel disposal expenses. Subsequent to January 1, 1995, retail electric non-pension postretirement benefits expense in excess of the amount allowed to be recovered under the Joint Petition may not be deferred for future rate recovery. During 1995, the Company deposited $59.6 million in trust accounts to fund its retail electric non-pension postretirement benefits costs. These costs include amounts charged to operating expense or capitalized on and after January 1, 1995.

In accordance with the Joint Petition, any of the parties to the Joint Petition may elect to void the settlement in the event current rate recovery of non-pension postretirement benefits expense is ultimately disallowed as a result of the Office of Consumer Advocate's appeal to the Supreme Court of Pennsylvania of cases involving other Pennsylvania utilities. In such event, the Company would refund to customers, with interest, any increased base rate amounts collected.

In December 1994, the PUC approved the Company's petition for an accounting order associated with gas utility operations permitting recognition of $2.8 million of non-pension postretirement benefits costs annually and recognition of $1.5 million of environmental costs annually for the remediation of sites of former manufactured gas plant facilities using a cost of removal methodology, in exchange for a reduction in depreciation rates to reflect the results of a current life study. During 1995, the Company deposited $3.8 million in trust accounts to fund its gas non-pension postretirement benefits costs. The accounting order did not result in any increase in rates to customers (see note
7).

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

For the year ended December 31, 1995, the Company's system nuclear capacity factor was 72%, for which the Company recorded an immaterial bonus in 1995 income. The Company-operated units performed at a capacity factor of 88%, but the overall factor was adversely affected by the Salem shutdown (see note 24). For the years ended December 31, 1994 and 1993, the Company's system nuclear capacity factors were 82% and 78%, respectively, which entitled the Company to bonuses reflected in 1994 and 1993 income of $14 and $10 million, respectively.

4. Commitments and Contingencies

Construction Expenditures

Construction expenditures are estimated to be $538 million for 1996 and $1.2 billion for the period 1997 to 1999. For the period 1996 to 1999, the Company expects that all of its capital needs will be provided through internally generated funds. Construction expenditure estimates are reviewed and revised periodically to reflect changes in economic conditions, revised load forecasts and other appropriate factors. Certain facilities under construction and to be constructed may require permits and licenses which the Company has no assurance will be granted.

The Company's operations have in the past and may in the future require substantial capital expenditures in order to comply with environmental laws.

Nuclear Insurance

The Price-Anderson Act sets the limit of liability of approximately $8.9 billion for claims that could arise from an incident involving any licensed nuclear facility in the nation. The limit is subject to change to reflect the effects of inflation and changes in the number of licensed reactors. All utilities with nuclear generating units, including the Company, have obtained coverage for these potential claims through a combination of private insurances of $200 million and mandatory participation in a financial protection pool. Under the Price-Anderson Act, all nuclear reactor licensees can be assessed up to $79 million per reactor per incident, payable at no more than $10 million per reactor per incident per year. This assessment is subject to inflation and state premium taxes. In addition, Congress could impose revenue raising measures on the nuclear industry to pay claims.

Although the Nuclear Regulatory Commission (NRC) requires the maintenance of property insurance on nuclear power plants in the amount of $1.06 billion or the amount available from private sources, whichever is less, the Company maintains coverage in the amount of its $2.75 billion proportionate share for each station. The Company's insurance policies provide coverage for decontamination liability expense, premature decommissioning and loss or damage to its nuclear facilities. In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination. If the decision is made to decommission the facility, a portion of the insurance proceeds will be allocated to a fund which the Company is required by the NRC to maintain to provide for decommissioning the facility. The Company is unable to predict the timing of the availability of insurance proceeds to the Company for the Company's bondholders, and the amount of such proceeds which would be available. Under the terms of the various insurance agreements, the Company could be assessed up to $46 million for losses incurred at any plant insured by the insurance companies. The Company is self-insured to the extent that any losses may exceed the amount of insurance maintained. Any such losses, if not recovered through the ratemaking process, could have a material adverse effect on the Company's financial condition and results of operations.

The Company is a member of an industry mutual insurance company which provides replacement power cost insurance in the event of a major accidental outage at a nuclear station. The premium for this coverage is subject to assessment for adverse loss experience. The Company's maximum share of any assessment is $14 million per year.

Nuclear Decommissioning and Spent Fuel Storage

As a component of the PUC's April 19, 1990 electric base rate order, the PUC recognized a revised decommissioning cost estimate based upon total cost. The Company's share of this revised cost is $643 million expressed in 1990 dollars to be collected over the life of each generating unit. Under current rates, the Company collects and expenses approximately $20 million annually from customers for decommissioning the Company's nuclear units. The expense is accounted for as a component of depreciation expense and accumulated depreciation. At December 31, 1995, $216 million was included in accumulated depreciation. In order to fund future decommissioning costs, the Company has recorded $223 million in trust accounts which are included as an Investment in the Company's Consolidated Balance Sheet and include both net realized and unrealized gains. At December 31, 1995, net realized gains of $9 million were recognized as Other Income in the Company's Consolidated Statement of Income and net unrealized gains of $19 million were recognized as a Deferred Credit in the Company's Consolidated Balance Sheet. The most recent estimate of the Company's share of the cost to decommission its nuclear units is approximately $1.2 billion in 1995 dollars. Any increase in the 1990 decommissioning cost estimate being recovered in base rates is to be recoverable in the Company's next base rate case. As a result, the Company expects to receive recovery of a higher level of decommissioning expense in its next base rate proceeding.

The Financial Accounting Standards Board (FASB) is currently reviewing the accounting for closure and removal costs of production facilities including the recognition, measurement and classification of decommissioning costs for nuclear generating stations, and will issue an Exposure Draft in 1996. The Company will review the Exposure Draft to determine the effect on its financial condition and results of operations. If current electric utility industry accounting practices for decommissioning are changed, annual provisions for decommissioning could increase and the estimated cost for decommissioning could be recorded as a liability rather than as accumulated depreciation with recognition of an increase in the cost of the related asset.

Under the Nuclear Waste Policy Act of 1982 (NWPA), the U.S. Department of Energy
(DOE) is required to begin taking possession of all spent nuclear fuel generated by the Company's nuclear units for long-term storage by no later than 1998. Under the NWPA, the DOE is authorized to assess utilities for the cost of nuclear fuel disposal. The current cost of such disposal is one mill ($.001) per kilowatthour of net nuclear generation. The fee may be adjusted prospectively in order to ensure full cost recovery.

The DOE has stated that it is under no legal obligation to begin accepting spent fuel absent an operational repository or other facility constructed under the NWPA. The DOE acknowledges, however, that it may have created the expectation of such a commitment on the part of utilities by issuing certain regulations and projected waste acceptance schedules. In June 1994, a number of utilities and state agencies, including the PUC, filed a lawsuit against the DOE seeking a determination of the DOE's legal obligation to accept fuel by 1998. The DOE has stated that it will not be able to open a permanent, high-level nuclear waste storage facility until 2015, at the earliest. The DOE stated that the delay was a result of federal budget cuts, the DOE seeking new data about the suitability of the proposed repository site at Yucca

Mountain, Nevada, opposition to this location for the repository and the DOE's revision of its civilian nuclear waste program. The DOE stated that it would seek legislation from Congress for the construction of a temporary storage facility which would accept spent nuclear fuel from utilities in 1998 or soon thereafter. Although progress is being made at Yucca Mountain and several communities have expressed interest in providing a temporary storage site, the Company cannot predict when the temporary storage facilities or permanent repository will become available. The DOE is exploring options to address delays in the currently projected waste acceptance schedules which include offsetting a portion of the financial burden associated with the costs of continued on-site storage of spent fuel after 1998 and the issuance by the DOE to utilities of multi-purpose canisters for on-site storage.

Peach Bottom and Limerick have on-site facilities with the capacity to store spent nuclear fuel discharged from the units through the early 2000s. Life-of-plant storage capacity could be provided by the construction of on-site dry cask storage facilities. Salem has recently expanded spent fuel storage capacity through 2008 for Unit No. 1 and 2012 for Unit No. 2. Public Service Electric and Gas (PSE&G) is the operator of Salem, which is 42.59% owned by the Company.

The Company is currently recovering in rates costs for nuclear decommissioning and decontamination and spent fuel storage. The Company believes that the ultimate costs of decommissioning and decontamination and spent fuel disposal will continue to be recoverable through rates, although such recovery is not assured.

Energy Purchases

In the ordinary course of business, the Company enters into commitments to buy and sell energy. During 1995, the Company entered into a long-term agreement to purchase 300 MW in 1996 through 2000. At December 31, 1995, these purchases result in commitments of approximately $44 million for 1996, $45 million for 1997, $48 million for 1998, $51 million for 1999 and $52 million for 2000. These purchases will be utilized through a combination of sales to jurisdictional customers, long-term sales to other utilities and spot sales.

Environmental Issues

The Company's operations have in the past and may in the future require substantial capital expenditures in order to comply with environmental laws. Additionally, under federal and state environmental laws, the Company is generally liable for the costs of remediating environmental contamination of property now or formerly owned by the Company and of property contaminated by hazardous substances generated by the Company. The Company owns or leases a number of real estate parcels, including parcels on which its operations or the operations of others may have resulted in contamination by substances which are considered hazardous under environmental laws. The Company is currently involved in a number of proceedings relating to sites where hazardous substances have been deposited and may be subject to additional proceedings in the future.

The Company has identified 23 sites where former manufactured gas plant activities may have resulted in site contamination. Past activities at several sites have resulted in actual site contamination. The Company is presently engaged in performing various levels of activities at these sites, including initial evaluation to determine the existence and nature of the contamination, detailed evaluation to determine the extent of the contamination and the necessity and possible methods of remediation, and implementation of remediation. Seven of the sites are currently in the detailed evaluation or remediation stage.

As of December 31, 1995 and 1994, the Company had accrued $27 and $24 million, respectively, for environmental investigation and remediation costs that currently can be reasonably estimated. The PUC approved the recognition of $1.5 million of environmental costs annually for the remediation of sites of former manufactured gas plant facilities effective January 1, 1995 (see note 3). The Company cannot currently predict whether it will incur other significant liabilities for additional investigation and remediation costs at these or additional sites identified by the Company, environmental agencies or others, or whether all such costs will be recoverable through rates or from third parties.

Litigation

The Company is involved in litigation, the ultimate outcome of which, while uncertain, is not expected to have a material adverse effect on the Company's financial condition or results of operations.

5. Changes in Accounting

In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The new standard is effective for fiscal years beginning after December 15, 1995. The Company will adopt SFAS No. 121 in the first quarter of 1996. Upon adoption, the Company does not expect SFAS No. 121 to have an effect upon the Company's financial condition or results of operations.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages entities to recognize compensation costs for stock-based employee compensation plans using the fair value based method of accounting defined in SFAS No. 123, but allows for the continued use of the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to continue with the accounting prescribed by APB Opinion No. 25 are required to disclose pro forma net income and earnings per share as if the fair value based method of accounting had been applied. The new standard is effective for fiscal years beginning after December 15, 1995. The Company will adopt SFAS No. 123 in the first quarter of 1996, but will continue to use the intrinsic value based method of accounting prescribed by APB Opinion No. 25 supplemented by SFAS No. 123's required footnote disclosures. Adoption of SFAS No. 123 will not have an effect upon the Company's financial condition or results of operations.

6. Retirement Benefits

The Company and its subsidiaries have a non-contributory trusteed retirement plan applicable to all regular employees. The benefits are based primarily upon employees' years of service and average earnings prior to retirement. The Company's funding policy is to contribute, at a minimum, amounts sufficient to meet the Employee Retirement Income Security Act requirements. Approximately 74%, 85% and 71% of pension costs were charged to operations in 1995, 1994 and 1993, respectively, and the remainder, associated with construction labor, to the cost of new utility plant.

Pension costs for 1995, 1994 and 1993 included the following components:

                                                         1995          1994          1993
                                                                     Thousands of Dollars
Service cost - benefits earned during the period    $  19,710     $  33,403     $  33,673
Interest cost on projected benefit obligation         147,261       136,690       134,658
Actual return on plan assets                         (456,057)       12,946      (226,240)
Amortization of transition asset                       (4,538)       (4,538)       (4,538)
Amortization and deferral                             300,214      (161,955)       87,733
                                                    ---------     ---------     ---------
     Net pension cost                               $   6,590     $  16,546     $  25,286
                                                    =========     =========     =========


The changes in net periodic pension costs in 1995, 1994 and 1993 were as follows:

                                                          1995        1994        1993
                                                                  Thousands of Dollars
Change in number, characteristics and salary levels
     of participants and net actuarial gain            $ 1,486     $(6,004)    $  (756)
Change in plan provisions                               (8,305)     (1,777)        --
Change in actuarial assumptions                         (3,136)       (959)        --
                                                       -------     -------     -------
        Net change                                     $(9,955)    $(8,740)    $  (756)
                                                       =======     =======     =======

Plan assets consist principally of common stock, U.S. government obligations and other fixed income instruments. In determining pension costs, the assumed long-term rate of return on assets was 9.5% for 1995, 1994 and 1993.

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25% at December 31, 1995, 8.25% at December 31, 1994, and 7% at December 31, 1993. The average rate of increase in future compensation levels ranged from 4% to 6% at December 31, 1995, from 4.25% to 6.25% at December 31, 1994, and from 4% to 6% at December 31, 1993.

Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

The funded status of the plan at December 31, 1995 and 1994 is summarized as follows:

                                                                            1995            1994
                                                                            Thousands of Dollars
Actuarial present value of accumulated plan benefit obligations:
Vested benefit obligation                                           $(1,746,685)    $(1,505,552)
Accumulated benefit obligation                                       (1,838,661)     (1,632,666)

Projected benefit obligation for services rendered to date          $(2,097,300)    $(1,814,209)
Plan assets at fair value                                             2,088,950       1,741,271
                                                                    -----------     -----------
     Funded status                                                       (8,350)        (72,938)
Unrecognized transition asset                                           (44,789)        (49,327)
Unrecognized prior service costs                                         68,223          73,338
Unrecognized net gain                                                  (265,472)       (230,105)
                                                                    -----------     -----------
     Pension liability                                              $  (250,388)    $  (279,032)
                                                                    ===========     ===========

7. Non-Pension Postretirement Benefits

The Company provides certain health care and life insurance benefits for retired employees. Company employees become eligible for these benefits if they retire from the Company with ten years of service. These benefits and similar benefits for active employees are provided by an insurance company whose premiums are based upon the benefits paid during the year.

The transition obligation resulting from the adoption of SFAS No. 106 was $505 million at January 1, 1993, which represented the previously unrecognized accumulated non-pension postretirement benefit obligation. The transition obligation is being amortized on a straight-line basis over an allowed 20-year period. As a result of the Voluntary Retirement Incentive Program (VRIP) and the Voluntary Separation Incentive Program (VSIP), the Company accelerated recognition of $177 million of its non-pension postretirement benefits obligation (see note 22). Effective January 1, 1995, the Company was permitted by the PUC to recover non-pension postretirement benefits costs associated with the Company's retail electric and gas operations, including the annual amortization of the transition obligation (over 18 years) deferred in 1994 and 1993 (see note 3).

The transition obligation was determined by application of the terms of medical, dental and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates, which are projected to range from 9% in 1996 to 5% in 2002. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by $63 million and the annual service and interest costs by $7 million.

Total costs for all plans amounted to $71, $81 and $83 million in 1995, 1994 and 1993, respectively.

The net periodic benefits costs for 1995 and 1994 included the following components:

                                                        1995         1994
                                                     Thousands of Dollars

Service cost - benefits earned during the period    $  8,681     $ 17,056
Interest cost on projected benefit obligation         48,641       41,196
Amortization of the transition obligation             14,882       22,659
Actual return on plan assets                          (2,075)        --
Deferred asset gain                                    1,359         --
                                                    --------     --------
     Net periodic postretirement benefits costs     $ 71,488     $ 80,911
                                                    ========     ========


The funded status of the plan at December 31, 1995 and 1994 is summarized as follows:

                                                                                    1995          1994
                                                                                  Thousands of Dollars
Accumulated postretirement benefit obligation:
Retirees                                                                       $ 628,804     $ 566,128
Fully eligible active plan participants                                            4,199         7,895
Other active plan participants                                                    41,863        16,006
                                                                               ---------     ---------
     Total                                                                       674,866       590,029
Plan assets at fair value                                                        (66,735)       (1,200)
                                                                               ---------     ---------
     Accumulated postretirement benefit obligation in excess of plan assets      608,131       588,829
Unrecognized transition obligation                                              (252,990)     (267,871)
Unrecognized net gain                                                            (28,890)       33,500
                                                                               ---------     ---------
     Accrued postretirement benefits cost recognized on the balance sheet      $ 326,251     $ 354,458
                                                                               =========     =========

Measurement of the accumulated postretirement benefits obligation was based on a 7.5% and 8.5% assumed discount rate as of December 31, 1995 and 1994, respectively.

8. Accounts Receivable

Accounts receivable at December 31, 1995 and 1994 included unbilled operating revenues of $148 and $100 million, respectively. Accounts receivable at December 31, 1995 and 1994 were net of an allowance for uncollectible accounts of $21 and $17 million, respectively.

The Company is party to an agreement with a financial institution whereby it can sell on a daily basis and with limited recourse an undivided interest in up to $425 million of designated accounts receivable until November 14, 2000. At December 31, 1995 and 1994, the Company had sold a $425 million and $325 million interest in accounts receivable, respectively. The Company retains the servicing responsibility for these receivables.

By terms of this agreement, under certain circumstances, a portion of deferred Limerick costs may be included in the pool of eligible receivables. At December 31, 1995, $30 million of deferred Limerick costs were included in the pool of eligible receivables.

9. Common Stock

At December 31, 1995 and 1994, common stock without par value consisted of 500,000,000 shares authorized and 222,172,216 and 221,608,984 shares outstanding, respectively. At December 31, 1995, there were 5,800,841 shares reserved for issuance under the dividend reinvestment and stock purchase plan.

The Company maintains a Long-Term Incentive Plan (LTIP) for certain full-time salaried employees of the Company. The types of long-term incentive awards which may be granted under the LTIP are non-qualified options to purchase shares of the Company's common stock, dividend equivalents and shares of restricted common stock. Pursuant to the LTIP, 2,591,765 shares of stock were authorized for issuance upon exercise of options at December 31, 1995.

The following table summarizes option activity during 1995, 1994 and 1993:

                                     1995           1994           1993
Balance at January 1            2,651,397      1,961,882      2,445,833
Options granted                   850,700        909,000        533,800
Options exercised                (561,232)       (90,885)      (981,551)
Options cancelled                (349,100)      (128,600)       (36,200)
                                ---------      ---------      ---------
     Balance at December 31     2,591,765      2,651,397      1,961,882
                                =========      =========      =========

Exercisable at December 31      1,813,565      1,865,397      1,447,282
                                =========      =========      =========

Options were exercised at average option prices of $23.91 per share, $22.91 per share and $22.66 per share in 1995, 1994 and 1993, respectively. The average exercise prices of shares under option were $26.16 per share, $26.73 per share and $25.12 per share at December 31, 1995, 1994 and 1993, respectively.

10. Preferred and Preference Stock

At December 31, 1995 and 1994, Series Preference Stock consisted of 100,000,000 shares authorized, of which no shares were outstanding. At December 31, 1995 and 1994, cumulative Preferred Stock, no par value, consisted of 15,000,000 shares authorized.

                                       Current                   Shares                       Amount
                                    Redemption                Outstanding               Thousands of Dollars
                                     Price (a)            1995           1994           1995            1994
Series (without mandatory redemption)
$4.68                                   104.00         150,000        150,000       $ 15,000         $15,000
$4.40                                   112.50         274,720        274,720         27,472          27,472
$4.30                                   102.00         150,000        150,000         15,000          15,000
$3.80                                   106.00         300,000        300,000         30,000          30,000
$7.96(b)                                   (c)         618,954      1,400,000         61,895         140,000
$7.48                                      (d)         500,000        500,000         50,000          50,000
                                                     ---------      ---------        -------         -------
                                                     1,993,674      2,774,720        199,367         277,472
Series (with mandatory redemption)(e)
$6.12                                      (f)         927,000        927,000         92,700          92,700
                                                     ---------      ---------       --------        --------
     Total preferred stock                           2,920,674      3,701,720       $292,067        $370,172
                                                     =========      =========       ========        ========

(a) Redeemable, at the option of the Company, at the indicated dollar amounts per share, plus accrued dividends.
(b) Ownership of this series of preferred stock is evidenced by depositary receipts, each representing one-fourth of a share of preferred stock. On December 19, 1995, the Company issued Series B Company Obligated Mandatorily Redeemable Preferred Securities of a Partnership in exchange for 3,124,183 depositary receipts, which together with the underlying 7.96% cumulative preferred stock, were cancelled (see note 11).
(c) None of the shares of this series are subject to redemption prior to October 1,1997.
(d) None of the shares of this series are subject to redemption prior to April 1, 2003.
(e) There are no annual sinking fund requirements in the period 1996-1998. Annual sinking fund requirements in 1999 are $18,540,000.
(f) None of the shares of this series are subject to redemption prior to August 1, 1999.

11. Company Obligated Mandatorily Redeemable Preferred Securities of a Partnership (COMRPS)

At December 31, 1995 and 1994, PECO Energy Capital, L.P. (Partnership), a Delaware limited partnership of which a wholly owned subsidiary of the Company is the sole general partner, had outstanding two series of cumulative COMRPS, each with a liquidation value of $25 per security. Each series is supported by the Company's deferrable interest subordinated debentures, held by the Partnership, which bear interest at rates equal to the distribution rates on the securities. The interest paid by the Company on the debentures is included in Interest Charges in the Consolidated Statements of Income and is deductible for income tax purposes.

                                                     Shares                      Amount
                      Distribution                Outstanding              Thousands of Dollars
At December 31,           Rate               1995            1994           1995         1994
Series
A                        9.00%          8,850,000       8,850,000       $221,250     $221,250
B (a)                    8.72%          3,124,183           --            81,032        --
                                       ----------       ---------       --------     --------
     Total                             11,974,183       8,850,000       $302,282     $221,250
                                       ==========       =========       ========     ========

(a) On December 19, 1995, the Company exchanged Trust Receipts, each representing a 8.72% COMRPS, Series B, representing limited partnership interests, for depositary shares each representing a one-fourth interest in a share of $7.96 Cumulative Preferred Stock of the Company. The premium paid on the exchange is being accreted over the contractual life of the COMRPS. The Trust Receipts were issued by PECO Energy Capital Trust I, the sole assets of which are 8.72% COMRPS, Series B. Each holder of Trust Receipts is entitled to withdraw the corresponding number of 8.72% COMRPS, Series B from the Trust in exchange for the Trust Receipts so held.

12. Long-Term Debt

At December 31,                                          Series          Due         1995            1994
                                                                                     Thousands of Dollars
First and refunding mortgage bonds (a)                   6-1/8%         1997      $75,000         $75,000
                                                         5-3/8%         1998      225,000         225,000
                                                  7-1/2%-9-1/4%         1999      325,000         325,000
                                                            10%         2000         --            30,069
                                                      5-5/8%-8%    2001-2005    1,355,000       1,355,000
                                                        10-1/4%    2006-2010       48,750          52,813
                                                            (b)    2011-2015      154,200         154,200
                                                 8-7/8%-10-1/2%    2016-2020       34,000         203,431
                                                  6-5/8%-8-3/4%    2021-2024    1,607,130       1,607,130
                                                                               ----------      ----------
     Total first and refunding mortgage bonds                                   3,824,080       4,027,643
Notes payable - banks                                       (c)    1996-1998      167,000         167,000
Revolving credit and term loan agreements                   (d)    1996-1997      350,000         525,000
Pollution control notes                                     (e)    1996-2029      169,005         161,465
Medium-term notes                                           (f)    1996-2005      121,800         134,200
Sinking fund debentures -
     PECO Energy Power Company, a subsidiary             4-1/2%         1995         --             9,750
Unamortized debt discount and premium, net                                        (32,599)        (38,214)
                                                                               ----------      ----------
     Total long-term debt                                                       4,599,286       4,986,844
Due within one year (g)                                                           401,003         201,213
                                                                               ----------      ----------
     Long-term debt included in capitalization (h)                             $4,198,283      $4,785,631
                                                                               ==========      ==========

(a)  Utility plant is subject to the lien of the Company's mortgage.
(b) Floating rates, which were an average annual interest rate of 3.295% at December 31,1995.
(c) The Company has entered into interest rate swap agreements to fix the effective interest rates on these notes. At December 31, 1995 and 1994, the Company had two interest rate swap agreements outstanding with commercial banks, for a total notional principal amount of $167 million, respectively. These agreements are subject to performance by the commercial banks, which are counterparties to the interest rate swaps. The Company does not anticipate nonperformance by the counterparties. The average annual interest rate for these notes, giving effect to the interest rate swaps, was 10.51% at December 31,1995.
(d) On October 3, 1994, borrowings by the Company under its $525 million revolving credit and term loan agreement with a group of banks converted to a term loan. The loan was due in six semi-annual installments commencing April 3, 1995. During 1995, $175 million was retired; $175 million was refinanced with another group of banks under a new term loan agreement and $175 million was outstanding at December 31, 1995. The average annual rate for the $175 million outstanding under the original revolving credit and term loan agreement was 6.416% and the average rate for the $175 million outstanding under the new term loan was 6.081% at December 31, 1995. The Company also has a $400 million revolving credit and term loan agreement with a group of banks which terminates in 2000. There is an annual commitment fee of 0.125% on the unused amount. At December 31, 1995, no amount was outstanding under this agreement.
(e) Floating rates, which were an average annual interest rate of 3.728% at December 31,1995.
(f) Medium-term notes collateralized by mortgage bonds. The average annual interest rate was 8.413% at December 31,1995.
(g) Long-term debt maturities, including mandatory sinking fund requirements, in the period 1997-2000 are as follows: 1997 - $266,063,000; 1998 -
     $241,463,000; 1999 - $359,063,000; 2000 - $22,603,000.
(h) The annualized interest on long-term debt at December 31, 1995, was $327 million, of which $281 million was associated with mortgage bonds and $46 million was associated with other long-term debt.

13. Short-Term Debt

                                                       1995            1994            1993
        Thousands of Dollars
Average borrowings                                 $ 17,560     $   130,539     $   113,193
Average interest rates, computed on daily basis        6.25%          4.03%           3.35%
Maximum borrowings outstanding                     $182,000     $   418,600     $   368,400
Average interest rates, at December 31                  --%           6.73%           3.45%

The Company has a $300 million commercial paper program which is supported by the $400 million revolving credit agreement discussed in note 12; at December 31, 1995, no amounts were outstanding. At December 31, 1995, the Company had formal and informal lines of credit with banks aggregating $221 million. No short-term debt was outstanding against these lines at that date. During 1995, the Company discontinued its compensating balance arrangements for these credit lines.

14. Income Taxes

For the Years Ended December 31,                 1995          1994          1993
                                                             Thousands of Dollars
Included in operating income:
Federal
     Current                                $ 170,042     $ 164,472     $ 117,535
     Deferred                                 159,970        (2,691)      113,054
     Investment tax credit, net               (21,679)       28,006        43,344
State
     Current                                   72,177        77,754        70,740
     Deferred                                  16,387       (33,508)        9,718
                                            ---------     ---------     ---------
                                              396,897       234,033       354,391
                                            ---------     ---------     ---------
Included in other income and deductions:
Federal
     Current                                   20,754         1,989        (3,650)
     Deferred                                   7,556         9,722        15,926
State
     Current                                    6,909           409        (1,615)
     Deferred                                    (399)        3,171         1,147
                                            ---------     ---------     ---------
                                               34,820        15,291        11,808
                                            ---------     ---------     ---------
     Total                                  $ 431,717     $ 249,324     $ 366,199
                                            =========     =========     =========

In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company has recorded an accumulated net deferred income tax liability and pursuant to SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," a corresponding recoverable deferred income tax asset of $2.1 billion at December 31, 1995 and 1994.

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

The Internal Revenue Service (IRS) has completed and settled its examinations of the Company's federal income tax returns through 1986. The 1987 through 1990 federal income tax returns have been examined and the IRS subsequently issued an assessment that the Company has appealed. The Company does not expect the ultimate resolution of the assessment and its appeal to have a material effect upon the Company's financial condition or results of operations.

ITC and other general business credits were fully utilized for tax purposes at December 31, 1994 and reduced federal income taxes currently payable by $43 and $60 million in 1994 and 1993, respectively.

At December 31, 1995, the Company had an AMT credit of $76 million available for an indefinite carryforward period against future federal income taxes payable to the extent that regular federal income taxes payable exceeds the AMT payable.

The tax effect of temporary differences which gives rise to the Company's net deferred tax liability as of December 31,1995 and 1994 are as follows:

                                                     Liability or (Asset)

                                                       1995         1994
                                                     Millions of Dollars
Nature of temporary difference
Utility plant
     Accelerated depreciation                       $ 1,387     $ 1,377
     Deferred ITC                                       351         374
     AMT credits                                        (84)       (176)
Other plant related temporary differences             1,283       1,305
Taxes recoverable through future rates, net             857         882
Deferred debt refinancing costs                         130         132
Other, net                                             (243)       (306)
                                                    -------     -------
     Deferred income taxes per the balance sheet    $ 3,681     $ 3,588
                                                    =======     =======

The net deferred tax liability shown above as of December 31, 1995 and 1994 is comprised of $4.053 and $4.127 billion of deferred tax liabilities, partly offset by $372 and $539 million of deferred tax assets, respectively.

Amendments to Pennsylvania tax law changed the corporate income tax rate from 12.25% to 11.99% for 1994 and 9.99% for 1995 and thereafter. This change resulted in a $6 and $2 million decrease in Income Taxes in the Consolidated Statements of Income for the years ended December 31, 1995 and 1994, respectively. These changes also resulted in a $174 million decrease in the Deferred Income Taxes liability on the December 31, 1994 Consolidated Balance Sheet. The decrease in the Deferred Income Taxes liability is returned to customers through the State Tax Adjustment Clause in the year realized.

The Omnibus Budget Reconciliation Act of 1993 changed the federal income tax rate for corporations to 35% from 34%, effective January 1, 1993. This change resulted in a $107 million increase in the Deferred Income Taxes liability and regulatory asset in 1993, and is included in the December 31, 1995 and 1994 Consolidated Balance Sheets. The Company expects to receive recovery of all taxes when paid.

Provisions for deferred income taxes consist of the tax effects of the following timing differences:

                                                                   1995          1994          1993
                                                                                Thousands of Dollars
Depreciation and amortization                                 $  32,287     $  85,772     $  78,324
Deferred energy costs                                            30,073        13,777        19,013
Retirement and separation programs                               15,733       (82,008)         --
Incremental nuclear maintenance and refueling outage costs        8,079        (2,751)         (827)
Uncollectible accounts                                           (1,991)      (23,096)          625
Reacquired debt                                                  (3,266)      (12,954)       28,959
Unrecovered revenue                                                  (5)       (2,239)         (806)
Environmental clean-up costs                                      2,433        (3,949)       (2,479)
Obsolete inventory                                                6,362        (6,192)       (6,887)
Limerick plant disallowances and phase-in plan                    2,507        12,894        17,073
AMT credits                                                      91,399          --            --
Other                                                               (97)       (2,560)        6,850
                                                              ---------     ---------     ---------
     Total                                                    $ 183,514     $ (23,306)    $ 139,845
                                                              =========     =========     =========

The total income tax provisions differed from amounts computed by applying the federal statutory tax rate to income and adjusted income before income taxes as shown below:

                                                                 1995             1994             1993
                                                                                   Thousands of Dollars
Net income                                                $   609,732      $   426,713      $   590,648
Total income tax provisions                                   431,717          249,324          366,199
                                                          -----------      -----------      -----------
     Income before income taxes                             1,041,449          676,037          956,847
Deduct: allowance for funds used during construction           27,050           22,169           23,774
                                                          -----------      -----------      -----------
     Adjusted income before income taxes                  $ 1,014,399      $   653,868      $   933,073
                                                          ===========      ===========      ===========

Income taxes on above at federal statutory rate of 35%    $   355,040      $   228,854      $   326,576
Increase (decrease) due to:
Depreciation timing differences not normalized                 14,127           12,767            9,721
Limerick plant disallowances and phase-in plan                   (736)            (530)           5,094
State income taxes, net of federal income tax benefits         61,799           31,086           51,994
Amortization of ITC                                           (13,604)         (14,570)         (13,470)
Prior period income taxes                                       1,791          (14,524)          (3,942)
Other, net                                                     13,300            6,241           (9,774)
                                                          -----------      -----------      -----------
     Total income tax provisions                          $   431,717      $   249,324      $   366,199
                                                          ===========      ===========      ===========

Provisions for income taxes as a percent of:
Income before income taxes                                       41.5%            36.9%            38.3%
Adjusted income before income taxes                              42.6%            38.1%            39.2%

15. Taxes, Other Than Income - Operating

For the Years Ended December 31,   1995        1994        1993
                                           Thousands of Dollars
Gross receipts                 $165,172    $160,704    $155,407
Capital stock                    42,444      39,957      38,990
Real estate                      71,600      77,571      71,445
Payroll                          30,109      31,556      31,490
Other                             4,746       1,901         800
                               --------    --------    --------
     Total                     $314,071    $311,689    $298,132
                               ========    ========    ========

16. Leases

Leased property included in Utility Plant at December 31, was as follows:

                                 1995          1994
                               Thousands of Dollars
Nuclear fuel                $ 494,051     $ 445,338
Electric plant                  2,076         2,110
                            ---------     ---------
Gross leased property         496,127       447,448
Accumulated amortization     (315,702)     (272,883)
                            ---------     ---------
  Net leased property       $ 180,425     $ 174,565
                            =========     =========

The nuclear fuel obligation is amortized as the fuel is consumed. Amortization of leased property totaled $43, $62 and $58 million for the years ended December 31, 1995, 1994 and 1993, respectively. Other operating expenses included interest on capital lease obligations of $10, $7 and $8 million in 1995,1994 and 1993, respectively.

Minimum future lease payments as of December 31, 1995 were:

For the Year Ending December 31,                 Capital Leases   Operating Leases               Total
                                                                                  Thousands of Dollars
1996                                                   $ 56,403           $ 51,226            $107,629
1997                                                     58,234             50,503             108,737
1998                                                     52,094             46,821              98,915
1999                                                     23,906             44,549              68,455
2000                                                     10,839             43,688              54,527
Remaining years                                             777            557,441             558,218
                                                      ---------           --------            --------
     Total minimum future lease payments              $ 202,253           $794,228            $996,481
                                                      ---------           ========            ========
Imputed interest (rates ranging from 6.0% to 17.0%)     (21,828)
                                                      ---------
Present value of net minimum future lease payments     $180,425
                                                       ========

Rental expense under operating leases totaled $115, $101 and $99 million in 1995, 1994 and 1993, respectively.

17. Jointly Owned Electric Utility Plant

The Company's ownership interests in jointly owned electric utility plant at December 31, 1995 were as follows:

                                                                                                           Transmission and
                                                                     Production Plants                          Other Plant
                                          Peach Bottom             Salem          Keystone         Conemaugh
                                                          Public Service
                                           PECO Energy  Electric and Gas      Pennsylvania      Pennsylvania        Various
Operator                                       Company           Company  Electric Company  Electric Company      Companies
Participating interest                          42.49%            42.59%            20.99%            20.72%     21% to 43%

Company's share (Thousands of Dollars)
Utility plant                                $ 748,790       $ 1,214,381         $ 109,363         $ 164,239       $ 88,272
Accumulated depreciation                       299,822           403,384            53,223            57,472         29,602
Construction work in progress                   35,218            72,744             5,363            19,388          1,900

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

18. Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The following disclosures supplement the accompanying Statements of Cash Flows:

                                           1995         1994         1993
                                                     Thousands of Dollars
Cash paid during the year:
Interest (net of amount capitalized)    $449,664    $437,096    $474,735
Income taxes (net of refunds)            257,677     205,316     182,751
Noncash investing and financing:
Capital lease obligations incurred       112,917      41,710      42,484

19. Investments

At December 31,                                          1995        1994
                                                     Thousands of Dollars
Trust accounts for decommissioning nuclear plants   $ 222,655   $ 175,326
Energy services and other ventures                     40,779      42,298
Nonutility property                                    26,816      19,609
Emission allowances                                     6,347        --
Gas exploration and development joint ventures            219        (722)
Other deposits                                            132          76
                                                    ---------   ---------
     Total                                          $ 296,948   $ 236,587
                                                    =========   =========

20. Financial Instruments

Fair values of financial instruments, including liabilities, are estimated based on quoted market prices for the same or similar issues. The carrying amounts and fair values of the Company's financial instruments as of December 31, 1995 and 1994 were as follows:

Thousands of Dollars                                                   1995                       1994
                                                            Carrying          Fair      Carrying          Fair
                                                              Amount         Value        Amount         Value
Cash and temporary cash investments                       $   20,602    $   20,602    $   46,970    $   46,970
Long-Term debt (including amounts due within one year)     4,599,286     4,773,700     4,986,844     4,730,005
Trust accounts for decommissioning nuclear plants            222,655       222,655       175,326       175,326

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

21. Nuclear Fuel Agreement with Long Island Power Authority (LIPA)

In 1993, the Company entered into an agreement with LIPA and other parties to receive $46 million as compensation for accepting slightly irradiated nuclear fuel from Shoreham Nuclear Power Station. The Company received the payments in installments as the shipments of nuclear fuel were accepted. The Company also earned a $4 million bonus as a result of receiving all shipments prior to the September 5, 1994 target date.

The payments from LIPA, net of related costs of $4 million, were recognized in income. The Company recognized $26 and $20 million as Other Income in the Consolidated Statements of Income for the years ended December 31, 1994 and 1993, respectively.

22. Voluntary Retirement and Separation Incentive Programs

The Company incurred a one-time, pre-tax charge of $254 million ($145 million net of taxes) in the third quarter of 1994 as a result of voluntary retirement and separation programs approved by the Company's Board of Directors in April 1994. Pursuant to these programs 1,474 employees elected to retire and 1,008 employees elected to voluntarily separate from the Company. The retirements and separations took place in stages through December 31, 1995. As a result of the programs, in 1994 the Company accelerated recognition of $177 million of its non-pension postretirement benefits obligation. The Company recorded a corresponding regulatory asset and is recovering this amount in rates as a component of non-pension postretirement benefits expense. The recognition of the $177 million of non-pension postretirement benefits obligation and corresponding regulatory asset did not impact earnings.

23. Sale of Subsidiary

On June 19, 1995, the Company completed the sale of Conowingo Power Company (COPCO) to Delmarva Power & Light Company (Delmarva) for $150 million. The transaction also included a ten-year contract for the Company to sell power to Delmarva.

The Company's gain on the sale of $59 million ($27 million net of taxes) was recorded in the second quarter of 1995.

24. Shutdown of Salem Generating Station

PSE&G removed Salem Units No. 1 and No. 2 from service on May 16, 1995 and June 7, 1995, respectively. PSE&G informed the NRC at that time that it had determined to keep the Salem units shut down pending review and resolution of certain equipment and management issues, and NRC agreement that each unit is sufficiently prepared to restart. PSE&G has informed the Company that Salem Units No. 1 and No. 2 are expected to be out of service until the second and third quarters of 1996, respectively. As of December 31, 1995, the Company had incurred and expensed approximately $50 million of replacement power and operating and maintenance costs.

25. Quarterly Data (Unaudited)

The data shown below include all adjustments which the Company considers necessary for a fair presentation of such amounts:

                      Operating Revenues           Operating Income               Net Income
Millions of Dollars   1995          1994          1995          1994          1995          1994
Quarter ended
March 31            $1,059        $1,128        $  257        $  260        $  152        $  159
June 30                959           952           233           203           154           116
September 30         1,125         1,041           292           128           184            22
December 31          1,044           920           222           238           120           129

                    Earnings Applicable           Average Shares                  Earnings
                      to Common Stock               Outstanding              Per Average Share
Millions of Dollars   1995        1994           1995          1994          1995         1994
Quarter ended
March 31              $146        $149          221.7         221.5      $   0.66     $   0.67
June 30                148         105          221.8         221.5          0.67         0.48
September 30           178          13          221.9         221.6          0.80         0.06
December 31            115         123          221.9         221.6          0.52         0.55

1994 third quarter results include a pre-tax charge of $254 million ($145 million net of taxes), or $0.66 per share, as a result of VRIP and VSIP (see note 22).

1995 second quarter results include a pre-tax gain of $59 million ($27 million net of taxes), or $0.12 per share, as a result of the sale of COPCO (see note
23).

Financial Statistics

Summary of Earnings and Financial Condition

For the Years Ended December 31,                1995       1994       1993       1992       1991       1990
                                                                                        Millions of Dollars
Income Data
Operating Revenues                           $ 4,186    $ 4,041    $ 3,988    $ 3,963    $ 4,019    $ 3,787
Operating Income                               1,004        830      1,035      1,033      1,081        768
Income from Continuing Operations                610        427        591        479        535        106
Net Income                                       610        427        591        479        535        214
Earnings Applicable to Common Stock              587        389        542        418        469        124
Earnings per Average Common Share
     from Continuing Operations
     (Dollars)                                  2.64       1.76       2.45       1.90       2.15       0.07
Earnings per Average Common Share
     (Dollars)                                  2.64       1.76       2.45       1.90       2.15       0.58
Dividends per Common Share (Dollars)            1.65      1.545       1.43      1.325      1.225       1.45
Common Stock Equity (Per Share)                20.40      19.41      19.25      18.24      17.69      16.71
Average Shares of Common Stock
     Outstanding (Millions)                    221.9      221.6      221.1      220.2      218.2      214.4

At December 31,

Balance Sheet Data
Net Utility Plant, at Original Cost          $10,758    $10,829    $10,763    $10,691    $10,599    $10,591
Leased Property, net                             181        174        194        210        224        241
Total Current Assets                             486        427        515        550        783        745
Total Deferred Debits and Other
     Assets                                    3,536      3,635      3,560      1,127        918        939
                                             -------    -------    -------    -------    -------    -------
     Total Assets                            $14,961    $15,065    $15,032    $12,578    $12,524    $12,516
                                             =======    =======    =======    =======    =======    =======

Common Shareholders' Equity                  $ 4,531    $ 4,303    $ 4,263    $ 4,022    $ 3,892    $ 3,624
Preferred and Preference Stock
     Without Mandatory Redemption                199        277        423        423        423        423
     With Mandatory Redemption                    93         93        187        231        315        331
Company Obligated Mandatorily
     Redeemable Preferred Securities
     of a Partnership                            302        221       --         --         --         --
Long-Term Debt                                 4,199      4,786      4,884      5,204      5,416      5,831
                                             -------    -------    -------    -------    -------    -------
     Total Capitalization                      9,324      9,680      9,757      9,880     10,046     10,209
Total Current Liabilities                      1,077        850        954        830        824        784
Total Deferred Credits and
     Other Liabilities                         4,560      4,535      4,321      1,868      1,654      1,523
                                             -------    -------    -------    -------    -------    -------
     Total Capitalization and Liabilities    $14,961    $15,065    $15,032    $12,578    $12,524    $12,516
                                             =======    =======    =======    =======    =======    =======

Operating Statistics

For the Years Ended December 31,                 1995          1994          1993          1992          1991          1990
Electric Operations
Output (Millions of Kilowatthours)
Fossil                                         10,792        11,239        10,352         8,082         7,376         7,913
Nuclear                                        25,499        28,195        27,026        24,428        25,735        23,715
Hydro                                           1,425         1,970         1,699         1,803         1,388         2,266
Pumped storage output                           1,741         1,596         1,478         1,597         1,653         1,437
Pumped storage input                           (2,507)       (2,256)       (2,192)       (2,217)       (2,355)       (2,059)
Purchase and interchange                       13,945         6,164         6,447         8,675         8,603         5,787
Internal combustion                               175           106            56            29            79           152
Other                                            --            --            --            --            --             180
                                          -----------   -----------   -----------   -----------   -----------   -----------
     Total electric output                     51,070        47,014        44,866        42,397        42,479        39,391
                                          ===========   ===========   ===========   ===========   ===========   ===========

Sales (Millions of Kilowatthours)
Residential                                    10,859        10,817        10,657         9,894        10,311         9,815
Small commercial and industrial                 6,299         6,108         5,773         5,367         5,284         5,066
Large commercial and industrial                15,976        15,847        15,935        15,770        16,177        16,554
Other                                             860           791           771           962         1,029         1,010
                                          -----------   -----------   -----------   -----------   -----------   -----------
     Service territory                         33,994        33,563        33,136        31,993        32,801        32,445
Interchange sales                                 496           768           457         1,231         1,612         2,751
Sales to other utilities                       14,041        10,039         8,670         6,699         5,445         1,865
                                          -----------   -----------   -----------   -----------   -----------   -----------
     Total electric sales                      48,531        44,370        42,263        39,923        39,858        37,061
                                          ===========   ===========   ===========   ===========   ===========   ===========

Number of Customers, December 31,
Residential                                 1,321,379     1,350,210     1,341,873     1,333,926     1,324,795     1,320,126
Small commercial and industrial               141,653       143,605       142,363       141,253       140,901       140,305
Large commercial and industrial                 3,394         3,603         3,742         3,972         4,162         4,344
Other                                             959           944           888           857           840           817
                                          -----------   -----------   -----------   -----------   -----------   -----------
     Total electric customers               1,467,385     1,498,362     1,488,866     1,480,008     1,470,698     1,465,592
                                          ===========   ===========   ===========   ===========   ===========   ===========

Operating Revenues (Millions of Dollars)
Residential                               $     1,401   $     1,369   $     1,354   $     1,305   $     1,342   $     1,230
Small commercial and industrial                   739           707           679           670           641           595
Large commercial and industrial                 1,147         1,143         1,164         1,223         1,279         1,247
Other                                             137           136           161           168           171           167
                                          -----------   -----------   -----------   -----------   -----------   -----------
     Service territory                          3,424         3,355         3,358         3,366         3,433         3,239
Interchange sales                                  17            23            14            32            43            82
Sales to other utilities                          334           247           233           199           187            81
                                          -----------   -----------   -----------   -----------   -----------   -----------
     Total electric revenues                    3,775         3,625         3,605         3,597         3,663         3,402
                                          -----------   -----------   -----------   -----------   -----------   -----------

Operating Expenses
Operating expenses, excluding
     depreciation                               2,406         2,430         2,228         2,237         2,253         2,325
Depreciation                                      431           416           401           391           380           338
                                          -----------   -----------   -----------   -----------   -----------   -----------
     Total operating expenses                   2,837         2,846         2,629         2,628         2,633         2,663
                                          -----------   -----------   -----------   -----------   -----------   -----------
Electric Operating Income                 $       938   $       779   $       976   $       969   $     1,030   $       739
                                          ===========   ===========   ===========   ===========   ===========   ===========

Average Use per Residential Customer
 (Kilowatthours)
Without electric heating                        6,908         6,736         6,727         6,259         6,707         6,376
With electric heating                          17,189        17,527        17,096        16,298        16,201        16,038
Total                                           8,130         8,041         7,970         7,443         7,801         7,464
Electrical Peak Load, Demand
     (Thousands of Kilowatts)                   7,244         7,227         7,100         6,617         7,096         6,755
Net Electric Generating Capacity -
     Year-End Summer Rating
     (Thousands of Kilowatts)                   9,078         8,956         8,877         8,836         8,766         8,766
Cost of Fuel per Million Btu              $      0.87   $      0.89   $      0.90   $      0.82   $      0.92   $      1.13
Btu per net Kilowatthour Generated             10,705        11,617        10,675        10,657        10,849        10,844

                                       42

For the Years Ended December 31,              1995      1994      1993      1992      1991       1990

Gas Operations
Sales (Millions of Cubic Feet)
Residential                                  1,516     1,636     1,637     1,819     1,746     1,778
House heating                               31,848    31,974    30,687    29,750    26,423    25,303
Commercial and industrial                   19,422    21,520    22,943    21,497    20,492    23,228
Other                                        1,184     5,079     5,656     2,146       534     1,567
                                          --------  --------  --------  --------  --------  --------
     Total gas sales                        53,970    60,209    60,923    55,212    49,195    51,876
Gas transported for customers               48,531    29,801    22,946    22,060    21,414    24,413
                                          --------  --------  --------  --------  --------  --------
     Total gas sales and gas transported   102,501    90,010    83,869    77,272    70,609    76,289
                                           =======    ======    ======    ======    ======    ======

Number of Customers, December 31,
Residential                                 56,533    57,122    59,573    59,859    62,444    63,267
House heating                              295,481   287,481   277,500   269,577   260,473   254,564
Commercial and industrial                   33,308    32,292    31,573    30,956    30,204    29,456
                                          --------  --------  --------  --------  --------  --------
     Total gas customers                   385,322   376,895   368,646   360,392   353,121   347,287
                                           =======   =======   =======   =======   =======   =======

Operating Revenues (Millions of Dollars)
Residential                               $     15  $     16  $     15  $     16  $     17  $     18
House heating                                  240       236       205       202       192       201
Commercial and industrial                      129       133       124       121       124       145
Other                                            4        14        15         3         2         5
                                          --------  --------  --------  --------  --------  --------
     Subtotal                                  388       399       359       342       335       369
Other revenues (including transported
     for customers)                             22        17        23        23        21        16
                                          --------  --------  --------  --------  --------  --------
     Total gas revenues                        410       416       382       365       356       385
                                          --------  --------  --------  --------  --------  --------
Operating Expenses
Operating expenses, excluding
     depreciation                              319       340       299       278       284       336
Depreciation                                    26        26        24        23        21        20
                                          --------  --------  --------  --------  --------  --------
     Total operating expenses                  345       366       323       301       305       356
                                          --------  --------  --------  --------  --------  --------
Gas Operating Income                      $     65  $     50  $     59  $     64  $     51  $     29
                                          ========  ========  ========  ========  ========  ========

                                       43