Form 10-K405, Exhibit 13
period 1997-12-31
PECO ENERGY CO
filed 1998-03-09
CIK 78100

13

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

In December 1996, Pennsylvania Governor Ridge signed into law the Electricity Generation Customer Choice and Competition Act (Competition Act) which provides for the restructuring of the electric utility industry in Pennsylvania, including retail competition for generation beginning in 1999.

     Pursuant to the Competition Act, in April 1997, the Company filed with the Pennsylvania Public Utility Commission (PUC) a comprehensive restructuring plan detailing its proposal to implement full customer choice of electric generation supplier. The Company's restructuring plan identified $7.5 billion of stranded costs (the loss in value of the Company's electric generation-related assets, which will result from competition). In August 1997, the Company and various intervenors in the Company's restructuring proceeding filed with the PUC a Joint Petition for Partial Settlement (Pennsylvania Plan).

     In December 1997, the PUC rejected the Pennsylvania Plan and entered an Opinion and Order, revised in January 1998 (PUC Restructuring Order), that deregulates the Company's electric generation operations. The PUC Restructuring Order authorizes the Company to recover stranded costs of $4.9 billion on a discounted basis, or $5.3 billion on a book-value basis, over 8-1/2 years beginning in 1999. In January 1998, the Company filed appeals of the PUC Restructuring Order with the U.S. District Court for the Eastern District of Pennsylvania (Eastern District Court) and the Commonwealth Court of Pennsylvania (Commonwealth Court).

     The Company believes that the PUC Restructuring Order provides sufficient details regarding the deregulation of the Company's electric generation operations  to  require  the  Company  to  discontinue  the  use  of  regulatory accounting  in its  financial  statements  for  those  operations.  The  Company determined that at December 31, 1997, $5.8 billion of its $7.1 billion of electric generation assets were impaired and it had $2.6 billion of other electric generation-related regulatory assets. Effective December 31, 1997, the Company recorded an extraordinary charge against income of $3.1 billion ($1.8 billion net of income taxes) to reflect the amount of such electric generation-related assets which will not be recovered from customers either prior to the commencement of competition or under the PUC Restructuring Order. For additional information regarding the extraordinary charge, see note 4 of Notes to Consolidated Financial Statements.

     On January 26, 1998, the Company's Board of Directors reduced the quarterly common stock dividend from $0.45 per share to $0.25 per share, effective with the dividend payable on March 31, 1998. The Board of Directors concluded that, given the impact of the PUC Restructuring Order, the dividend reduction was necessary to provide the Company with the financial flexibility needed to meet the demands of competition. Although the Company cannot predict the ultimate effect of the PUC Restructuring Order and competition for electric generation services, the Company believes that its future financial condition and results of operations will be adversely affected. See "Outlook-PUC Restructuring Order."


Discussion of Operating Results

Earnings

The Company recorded a loss per common share of $6.80 in 1997 as compared with earnings per share of $2.24 and $2.64 in 1996 and 1995, respectively. The loss in 1997 was primarily due to an extraordinary charge of $8.24 per share reflecting the effects of the PUC Restructuring Order and deregulation of the Company's electric generation operations. 1997 earnings were also reduced by several one-time charges totaling $0.56 per share for changes in employee benefits, write-offs of information systems development charges reflecting clarification of accounting guidelines and additional reserves, including for environmental site remediation; by $0.30 per share for higher depreciation expense resulting from a full year's increase in depreciation and amortization of assets associated with Limerick Generating Station (Limerick) and other assets; by $0.12 per share for income tax adjustments; by $0.09 per share for losses from new non-utility ventures; and by $0.05 per share for increased depreciation expense due to plant additions. These decreases were partially offset by a one-time $0.18 per share recognition of income resulting from the settlement of litigation arising from the current outage of Salem Generating Station (Salem); by $0.08 per share for operational efficiencies; and by higher revenues net of fuel of $0.06 per share primarily due to increased sales to other utilities.

     The $0.40 per share decrease in 1996 earnings was primarily due to higher Salem outage-related replacement power and maintenance costs which reduced earnings by $0.27 per share. Earnings also decreased by $0.18 per share in 1996 due to lower electric revenues resulting from milder weather conditions compared to 1995; by $0.12 per share due to the gain recognized in 1995 on the sale of Conowingo Power Company (COPCO); by $0.11 per share due to higher customer expenses; and by $0.10 per share due to the increased depreciation of assets associated with Limerick. These decreases were partially offset by $0.18 per share due to the Company's continuing cost control initiatives; by $0.09 per share due to savings resulting from the Company's ongoing debt and preferred stock refunding and refinancing program; and by $0.08 per share due to higher revenues resulting from increased sales to other utilities.

14

Significant Operating Items

Revenue and Expense Items as a Percentage of Total Operating Revenues           Percentage  Dollar Changes
     1995     1996     1997                                                      1997-1996    1996-1995
      90%      90%      90%    Electric                                               8%           2%
      10%      10%      10%    Gas                                                    5%           4%
     ----     ----     ----                                                         ----       -----
     100%     100%     100%    Total Operating Revenues                               8%           2%
     ====     ====     ====                                                         ====        ====
      18%      23%      28%    Fuel and Energy Interchange                           33%          27%
      30%      30%      31%    Operating and Maintenance                             12%           2%
      11%      11%      12%    Depreciation                                          19%           7%
       8%       7%       7%    Taxes Other Than Income                                4%         (5%)
     ----     ----     ----                                                         ----       -----
      67%      71%      78%    Total Operating Expenses                              19%           9%
     ====     ====     ====                                                         ====        ====
      33%      29%      22%    Operating Income                                    (19%)        (11%)
     ====     ====     ====                                                         ====        ====
    (11%)    (10%)     (9%)    Interest Expense                                     (2%)         (8%)
     ----     ----     ----                                                         ----       -----
     (9%)     (9%)     (8%)    Total Other Income and Deductions                      4%         (9%)
     ----     ----     ----                                                         ----       -----
      24%      20%      14%    Income Before Taxes and Extraordinary Item          (27%)        (18%)
     ----     ----     ----                                                         ----       -----
      10%       8%       6%    Income Taxes                                        (14%)        (21%)
     ----     ----     ----                                                         ----       -----
      14%      12%       8%    Income Before Extraordinary Item                    (35%)        (15%)
     ====     ====     ====                                                         ====        ====

Operating Revenues

Total operating revenues increased in 1997 by $334 million to $4,618 million. This represented a $312 million increase in electric revenues and a $22 million increase in gas revenues over 1996. The increase in electric revenues was primarily due to increased sales to other utilities. The increase in gas revenues was primarily due to higher revenues from sales to commercial, house heating and residential customers resulting from higher purchased gas-clause revenues charged in 1997 compared to 1996, partially offset by lower sales volume resulting from milder weather conditions in 1997. This increase was partially offset by reduced sales to interruptible customers switching to transportation service.

     Total operating revenues increased in 1996 by $98 million to $4,284 million. This represented an $80 million increase in electric revenues and an $18 million increase in gas revenues over 1995. The increase in electric revenues was primarily due to increased sales to other utilities, partially offset by decreased retail sales due to milder weather conditions. The increase in gas revenues was primarily due to increased sales to retail customers from colder weather conditions in the first half of 1996 and higher levels of firm sales resulting from customers switching from transportation service to firm service. These increases were partially offset by decreased sales and transportation revenues resulting from unusually mild weather in December 1996.

     Increases/(decreases) in electric sales and operating revenues by class of customer for 1997 compared to 1996 and 1996 compared to 1995 are set forth as follows:

                                         1997 - 1996                      1996 - 1995
                                  Electric          Electric        Electric       Electric
                                   Sales            Revenues         Sales         Revenues
                            (Millions of kWh)  (Millions of $) (Millions of kWh) (Millions of $)
Residential                          (48)          $   (1)             (86)          $  (14)
House Heating                       (217)             (12)             121                5
Small Commercial
  and Industrial                     194               30              291               19
Large Commercial
  and Industrial                    (174)             (21)            (555)             (37)
Other                                (61)               8               42                3
Unbilled                             397               45             (862)             (69)
  Service Territory                   91               49           (1,049)             (93)
Interchange Sales                    992               33              439                9
Sales to Other Utilities           8,650              230            6,202              164
  Total                            9,733           $  312            5,592           $   80


Fuel and Energy Interchange Expense

Fuel and energy interchange expense increased in 1997 by $318 million to $1,290 million. The increase was primarily due to purchases needed for increased sales to other utilities and a one-time billing credit in 1996 from a non-utility generator. Fuel and energy interchange expense as a percentage of operating revenues increased from 23% to 28% principally due to purchases needed for increased sales to other utilities.

     Fuel and energy interchange expense increased in 1996 by $210 million to $973 million. The increase was primarily due to purchases needed for increased sales to other utilities, increased replacement power costs resulting from the shutdown of Salem and a net credit to expense in 1995 from certain energy sales to other utilities. Fuel and energy interchange expense as a percentage of operating revenues increased from 18% to 23% principally due to increased replacement power costs resulting from the shutdown of Salem.

                                                                              15
Operating and Maintenance Expense

Operating and maintenance expense increased in 1997 by $157 million to $1,431 million primarily due to several one-time charges totaling $187 million, including charges for changes in employee benefits, write-offs of information systems development charges reflecting clarification of accounting guidelines and additional reserves, including for environmental site remediation. These increases were partially offset by lower operating costs at Company-operated nuclear generating stations and lower administrative and general expenses resulting from the Company's ongoing cost-control efforts.

     Operating and maintenance expense increased in 1996 by $23 million to $1,274 million due to higher customer expenses, higher contractor costs and higher nuclear generating station charges resulting from the shutdown of Salem. These increases were partially offset by lower operating costs at
Company-operated nuclear generating stations and lower administrative and general expenses resulting from the Company's ongoing cost-control efforts.

Depreciation Expense

Effective October 1, 1996, the Company increased depreciation and amortization on assets associated with Limerick by $100 million per year and decreased depreciation and amortization on other Company assets by $10 million per year.

     Depreciation expense increased in 1997 by $92 million to $581 million. The increase was primarily due to increased depreciation of assets associated with Limerick. Depreciation expense also increased due to additions to plant in service.

     Depreciation expense increased in 1996 by $32 million to $489 million. The increase was primarily due to increased depreciation of assets associated with Limerick. Depreciation expense also increased due to additions to plant in service.

Interest Charges

Interest charges decreased in 1997 by $7 million to $402 million. The decrease was primarily due to the Company's ongoing program to reduce and/or refinance higher-cost, long-term debt. This decrease was partially offset by the replacement of $62 million of preferred stock with Monthly Income Preferred Securities (MIPS) in the third quarter of 1997. MIPS are recorded in the financial statements as Company Obligated Mandatorily Redeemable Preferred Securities of a Partnership.

     Interest charges decreased in 1996 by $36 million to $409 million. The decrease was primarily due to the Company's ongoing program to reduce and/or refinance higher-cost, long-term debt. This decrease was partially offset by the replacement of $78 million of preferred stock with MIPS in the fourth quarter of 1995.

Other Income and Deductions

Other income and deductions excluding interest charges increased in 1997 by $6 million to $4 million. The increase was primarily due to the settlement of litigation arising from the shutdown of Salem. The increase was partially offset by losses from the Company's new non-utility ventures. Also offsetting the increase was the write-off of one of the Company's telecommunications investments as a result of the circumstances involved in the Federal Communication Commission's auctioning of the personal communications systems "C-block" licenses.

     Other income and deductions excluding interest charges decreased in 1996 by $60 million to a net deduction of $2 million. The decrease was primarily due to the gain recognized in 1995 on the sale of COPCO.

Income Taxes

Income taxes on operating and non-operating income decreased in 1997 by $47 million to $293 million. The decrease was primarily due to lower operating income. The decrease was partially offset by reduced tax depreciation benefits from plant and regulatory assets which are not fully normalized for ratemaking purposes.

     Income taxes decreased in 1996 by $92 million to $340 million. The decrease was primarily due to lower operating income and the gain recognized in 1995 on the sale of COPCO.

Preferred Stock Dividends

Preferred stock dividends decreased in 1997 by $1 million to $17 million. The decrease was primarily due to the replacement of $62 million of preferred stock with MIPS in the third quarter of 1997.

     Preferred stock dividends decreased in 1996 by $5 million to $18 million. The decrease was primarily due to the replacement of $78 million of preferred stock with MIPS in the fourth quarter of 1995.


Discussion of Liquidity and Capital Resources

The Company's capital resources are primarily provided by internally generated cash flows from utility operations and, to the extent necessary, external financing. Such capital resources are generally used to fund the Company's capital requirements, including investments in new and existing ventures, to repay maturing debt and to make preferred and common stock dividend payments.

     In 1997, 1996 and 1995, internally generated cash exceeded the Company's capital requirements and dividend payments. The Company anticipates that it will be able to meet its capital requirements with internally generated cash from utility operations in 1998. Beginning in 1999, the Company expects that internally generated cash will be reduced due to price pressures resulting from competition for electric generation services and the effects of the PUC Restructuring Order. In anticipation of this expected reduction of internally generated cash, in January 1998, the Board of Directors voted to reduce the Company's common stock dividend, effective with the first quarter 1998 dividend. Based upon the 222.5 million shares of common stock currently out-

16

standing, the common stock dividend reduction will reduce the Company's cash requirements by $178 million per year. Absent increases in the market price of electric generation services, the Company expects that internally generated cash will be further reduced in 2007, when the Company completes the recovery of its allowed stranded costs from customers. The magnitude of the reduction of internally generated cash will be affected by a number of factors, including how quickly electric generation competition develops, the Company's ability to compete, the impact of additional cost-cutting initiatives, future market prices of electric generation and the outcome of the Company's appeals of the PUC Restructuring Order.

     The Competition Act authorizes the securitization of the recovery of allowed stranded costs. Under the Competition Act, securitization proceeds must be used principally to reduce qualified stranded costs and related capitalization. Unless extended by the PUC, the Company has authorization until May 22, 1998 to securitize $1.1 billion of stranded costs. It is unlikely that the Company will securitize the recovery of its stranded costs until appeals of the PUC Restructuring Order are resolved. If the Company does securitize, it cannot predict the level of stranded cost recovery that it would be permitted to securitize or the impact of such securitization on the Company's capitalization.

     At December 31, 1997, the Company's capital structure consisted of 36.8% common equity; 7.9% preferred stock and Company obligated mandatorily redeemable preferred securities (which comprised 4.8% of the Company's total capitalization structure); and 55.3% long-term debt.

     The Company expects its level of net capital investment to decrease in future years. Total capital expenditures, primarily for utility plant, were $573 million in 1997 and are estimated to be $600 million in 1998. Due to the expected adverse impact of the PUC Restructuring Order and competition for electric generating services on its future capital resources, the Company is currently evaluating its capital commitments for 1999 and beyond. Certain facilities under construction and to be constructed may require permits and licenses which the Company has no assurance will be granted.

     The Company's operations have in the past and may in the future require substantial capital expenditures in order to comply with environmental laws.

     The Company has undertaken a number of new ventures, principally through its Telecommunications Group, some of which require significant cash commitments. For 1998, the Company's expected capital expenditures include approximately $150 million in such ventures.

     Cash flows from operations were $1,038 million in 1997 as compared to $1,172 million in 1996 and $1,240 million in 1995. Cash flows consist of earnings, non-cash charges of depreciation and deferred income taxes

     Cash  flows  used in  investing  activities  were $573  million  in 1997 as compared to $663 million in 1996 and $465 million in 1995. Expenditures under the Company's construction program decreased in 1997. The Company has also made significant investments in diversified activities and other obligations. Net funds used in these activities in 1997 were $83 million, consisting of $26 million for telecommunications ventures, $54 million for nuclear plant decommissioning trust funds and $3 million for other deposits and ventures. In 1996 and 1995, funds used in similar activities were $114 million and $82 million, respectively. 1995 cash flows benefited from the sale of COPCO.

     Cash flows used in financing activities were $461 million in 1997 as compared to $501 million in 1996 and $802 million in 1995. The decreases in 1997 and 1996 were primarily due to less available cash permitting fewer retirements of higher-cost debt.

     The Company meets its short-term liquidity requirements primarily through the issuance of commercial paper and borrowings under an unsecured credit facility with a group of banks. The Company had $402 million of short-term debt, including $314 million of commercial paper, outstanding at December 31, 1997.

     At December 31, 1997, the Company's embedded cost of debt was 6.9% with 12.0% of the Company's long-term debt having floating rates. As a result of the extraordinary charge in December 1997, the Company does not expect to meet the earnings test under the Company's mortgage required for the issuance of additional bonds against property additions for the twelve months ended December 31, 1998. As of December 31, 1997, the Company was entitled to issue approximately $3.6 billion of mortgage bonds without regard to the earnings test against previously retired mortgage bonds. As a result of the extraordinary charge, the Company also does not expect to meet the coverage test under Company's Articles of Incorporation required for the issuance of additional preferred stock for the twelve months ended December 31, 1998.

     The Company cannot predict whether the Competition Act or the PUC Restructuring Order will ultimately affect the Company's credit ratings.

Outlook

The Company is entering a period of financial uncertainty with the deregulation of its electric generation operations in which revenues from regulated rates will be replaced by revenues from the competitive sale of electric generation at market prices. The Company believes that the deregulation of its electric generation operations and other regulatory initiatives designed to encourage competition will increase the Company's risk profile by changing and increasing the number of factors upon which the Company's financial results are dependent. This may result in more volatility in the Company's future results of operations. The Company believes that it has significant advantages that will assist it in the increasingly competitive electric generation environment. These advantages include the ability to produce electricity at a low marginal cost, a high reserve margin and the demonstrated ability to efficiently operate its electric generation facilities.

     The Company's future financial condition and its results of operations are substantially dependent upon the effects of the Competition Act and the PUC Restructuring Order. Additional factors that affect the Company's financial condition and results of operations include operation of nuclear generating facilities, sales to other utilities, accounting issues, inflation, weather and compliance with environmental regulations.

     Another factor affecting the Company's future financial condition is its ability to develop its investments in new ventures into profitable enterprises.

PUC Restructuring Order

The Competition Act was enacted in December 1996, providing for the restructuring of the electric utility industry in Pennsylvania, including retail competition for generation beginning in 1999. The Competition Act requires the unbundling of electric services into separate generation, transmission and distribution services with open retail competition for generation. Electric distribution and transmission services will remain regulated by the PUC. The Competition Act requires utilities to submit to the PUC restructuring plans, including their quantification of stranded costs which will result from competition. The Competition Act authorizes the recovery of stranded costs through charges to distribution customers for up to nine years (or for an alternative period determined by the PUC for good cause shown). During that period, the utility is subject to a rate cap which provides that total charges to customers cannot exceed rates in place as of December 31, 1996, subject to certain exceptions. The Competition Act also caps transmission and distribution rates from December 31, 1996 through June 30, 2001, subject to certain exceptions.

     Pursuant to the Competition Act, in April 1997, the Company filed with the PUC a comprehensive restructuring plan. In December 1997, the PUC adopted its own restructuring plan which deregulates the Company's electric generation operations and allows the Company to recover stranded costs of $4.9 billion on a discounted basis, or $5.3 billion on a book value basis, over 8-1/2 years beginning in 1999. Recovery of allowed stranded costs will be through a separate charge to be levelized over the recovery period using a 7.47% cost of capital. Other major provisions of the PUC Restructuring Order include capping customer bills at the year-end 1996 system-wide average of 9.95 cents per kWh; beginning January 1, 1999, unbundling rates into a transmission and distribution component, the charge for recovery of stranded costs and a "shopping credit" for generation; and phasing in customer choice of electric generation supplier for all customers in three steps, one-third of the peak load of each customer class on January 1, 1999, one-third on January 2, 1999 (one day later) and the remainder on January 2, 2000. To encourage competition, the PUC established the "shopping credit" for generation in excess of current market prices.

     On January 21, 1998, the Company filed a complaint in the Eastern District Court seeking injunctive and monetary relief on the grounds that the Competition Act and the PUC Restructuring Order: (1) are preempted by Section 201(b) of the Federal Power Act; (2) effect a taking of private property without just compensation in violation of the Fifth and Fourteenth Amendments to the U.S. Constitution; (3) violate the Due Process Clause, the Contract Clause and the First Amendment of the U.S. Constitution; and (4) deprive the Company of certain other federally protected rights .

     On January 22, 1998, the Company filed two Petitions for Review in the Commonwealth Court appealing the PUC Restructuring Order. The petitions state that the PUC Restructuring Order must be set aside because it is based upon errors of law, is not supported by substantial evidence, constitutes an arbitrary and capricious abuse of administrative discretion and deprives the Company of the due process of law, to which it is entitled under Article I of the Pennsylvania Constitution.

Uncertainties of Electric Generation Restructuring

Competition in wholesale and retail electric generation is expected to create new uncertainties in the utility industry. These uncertainties include future prices of electricity in both the retail and wholesale markets, potential changes in the Company's sales portfolio and supply and demand volatility.

     The Company expects that deregulation of the Company's electric generating operations will result in price pressures that will reduce the Company's future revenues. While the Company cannot predict the ultimate impact of the PUC Restructuring Order on customer bills, the PUC estimates that customers will save up to 15% of their total electric bill beginning in 1999 through June 30, 2007 and will save 30% of their total electric bill thereafter.

     Competition is also expected to affect the ultimate composition of the Company's electricity sales. The "shopping credit" established by the PUC encourages electric retail customers to choose a supplier. The Company cannot predict how successful its affiliated generation marketers will be in competing for these customers and customers elsewhere in Pennsylvania. To the extent that the Company loses retail customers, it will be compelled to sell generation previously used to serve retail customers in the wholesale market. Since margins in the wholesale market are currently lower than in the retail market, this could adversely affect the Company's profit margins.

     The Company is a low marginal-cost electricity producer, which puts it in a favorable position to take advantage of opportunities in the electric retail and wholesale generation markets. The Company's competitive position and its future financial condition and results of operations are dependent on the Company's ability to successfully operate its low marginal-cost power plants.

     The Company enters into commitments to buy and sell power. Currently, these commitments make the Company a net power purchaser. Since the price and supply volatility of electricity generation cannot be predicted at this time, the Company's position as a net purchaser exposes it to risk to the extent that it has entered into contracts that may require the Company to pay prices for purchased power in excess of market prices.

     The Company, as the local distribution provider, is obligated under the PUC Restructuring Order to serve as the electric generation supplier of last resort in its service territory. This obligation will include all customers who do not elect to choose an electricity supplier as well as all customers who seek a new energy supplier but are unable to reach a service agreement with another supplier. The Company's rates are capped at 1996 levels. If energy prices rise above that level, the Company would still be obligated to serve these customers at the capped rate.

Other Competitive Initiatives

During 1996, the Federal Energy Regulatory Commission (FERC) issued Order No. 888 which requires public utilities to file open-access transmission tariffs for wholesale transmission services in accordance with non-discriminatory terms and conditions established by the FERC.

     In response to Order No. 888, in December 1996, the Company and the other members of PJM Interconnection, L.L.C. (PJM) filed a joint compliance filing with the FERC

18

proposing to restructure PJM. In November 1997, the FERC issued an order which allows for the establishment of an Independent System Operator (ISO) to operate the day-to-day operations of PJM. Transmission service is on a pool-wide, open-access basis using the transmission facilities of the eight historical PJM companies with a flat rate based on the costs of the transmission system where the point of delivery is located (thus there are eight rates). By January 1, 2003, PJM is required to have in place a uniform system-wide transmission rate.

     The Company received approval from the FERC to remove the existing cost-based cap on prices charged for power purchased by the Company in anticipation of later resale in the wholesale market and certain changes regarding the terms of the buy-for-resale agreements. The new tariff provisions allow the Company to purchase and re-sell energy at market-based rates both within PJM and outside PJM.

     The gas industry is continuing to undergo structural changes in response to FERC policies designed to increase competition. FERC policies have required interstate gas pipelines to unbundle their gas sales service from other regulated tariff services, such as transportation and storage. In anticipation of these changes, the Company has modified its gas purchasing arrangements to enable the purchase of gas and transportation at lower cost. The Company, through Horizon Energy Company, a wholly owned subsidiary, has successfully participated in pilot programs outside the Company's gas service territory to market natural gas and other services.

     There is an initiative in the Pennsylvania legislature to deregulate the gas industry, which has the support of Governor Ridge. The Company cannot predict whether the Pennsylvania legislature will enact legislation that deregulates the gas industry or whether Governor Ridge will ultimately sign into law any such legislation. The Company cannot predict the ultimate effect of gas industry deregulation on its future financial condition or results of operations.

     As a result of competitive pressures, the Company has continued to negotiate long-term contracts with many of its larger-volume industrial customers. Although these agreements have generally resulted in reduced margins, they have permitted the Company to retain these customers.

Regulation and Operation of Nuclear Generating Facilities

The Company's financial condition and results of operations are in part dependent on the continued successful operation of its nuclear generating facilities. The Company's nuclear generating facilities represent approximately 44% of its installed generating capacity. Because of the Company's reliance on its nuclear generating units, any changes in regulations by the Nuclear Regulatory Commission (NRC) requiring additional investments or resulting in increased operating costs of nuclear generating units could adversely affect the Company.

     During 1997, Company-operated nuclear plants operated at an 90% weighted-average capacity factor and Company-owned nuclear plants operated at a 73% weighted-average capacity factor. Company-owned nuclear plants produced 39% of the Company's electricity, despite the shutdown of the Salem units. Nuclear generation is the most cost-effective way for the Company to meet customer needs and commitments for sales to other utilities.

     Public Service Electric and Gas Company (PSE&G), the operator of Salem Units No. 1 and No. 2, which are 42.59% owned by the Company, removed the units from service in the second quarter of 1995. PSE&G informed the NRC at that time that it had determined to keep the Salem units shut down pending review and resolution of certain equipment and management issues and NRC agreement that each unit is sufficiently prepared to restart. Unit No. 2 returned to service on August 30, 1997 and Unit No. 1 is expected to return to service late in the first quarter of 1998. The Company expects to incur and expense at least $20 million in 1998 for increased costs related to the shutdown. As of December 31, 1997, 1996 and 1995, the Company had incurred and expensed $152, $149 and $50 million, respectively, for replacement power and maintenance costs related to the shutdown of Salem. See note 5 of Notes to Consolidated Financial Statements.

Sales to Other Utilities

The Company's electric utility operations include the wholesale marketing of electricity. At December 31, 1997, the Company had long-term commitments relating to the purchase from unaffiliated utilities and others, energy associated with 1,330 megawatts (MW) of capacity in 1998, with 2,540 MW of capacity during the period 1999 through 2002 and with 2,430 MW of capacity thereafter. These purchases will be utilized through a combination of sales to jurisdictional customers, long-term sales to other utilities and open-market sales. Under some of these contracts, the Company may purchase, at its option, additional power as needed. The Company's future results of operations are dependent in part on its ability to successfully market the rest of this generation. See note 5 of Notes to Consolidated Financial Statements.

     In the wholesale market, the Company has increased its sales to other utilities, but increased competition has reduced the Company's profit margins on these sales. At December 31, 1997, the Company had entered into long-term agreements with unaffiliated utilities to sell energy associated with 4,280 MW of capacity, of which 540 MW of these agreements are for 1998, 1,700 MW are for 1999 through 2002 and the remaining 2,040 MW extend through 2022.

Accounting Issues

Effective December 31, 1997, the Company discontinued accounting for its electric generation operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." For further information, see note 4 of Notes to Consolidated Financial Statements. The Company believes that its electric transmission and distribution system and gas operations continue to meet the provisions of SFAS No. 71. The Company believes that it is probable that regulatory assets associated with these operations will be recovered.

     In 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," to establish standards for reporting and display of comprehensive income and its components in financial statements. The new standard requires an entity to classify items of other comprehensive income by their nature in a financial statement and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The new standard is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 130 in 1998. Adoption of SFAS No. 130 will not affect the Company's financial condition or results of operations. The Company is evaluating the impact on its disclosures, but does not expect SFAS No. 130 to materially change its disclosures.

     In 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," to establish standards for reporting information about operating segments in annual financial statements and to require reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographical areas and major customers. The new standard is effective for fiscal years beginning after December 31, 1997. Adoption of SFAS No. 131 will not affect the Company's financial condition or results of operations. The Company is evaluating the impact on its operating segment disclosures.

     During 1996, the FASB issued the Exposure Draft "Accounting for Certain Liabilities Related to Closure or Removal of Long-Lived Assets." The FASB has expanded the scope of the project to include closure or removal liabilities that are incurred at any time in the operating life of the related long-lived asset. The FASB has decided that it should proceed toward either a final Statement or a revised Exposure Draft. The timing of this project is still to be determined. Until such time that the final Statement is issued, the Company will be unable to determine what, if any, effect this issue might have on its financial condition or results of operations. See note 5 of Notes to Consolidated Financial Statements.

Other Factors

Annual and quarterly operating results can be significantly affected by weather. Since the Company's peak demand is in the summer months, temperature variations in summer months are generally more significant than variations during winter months.

     Inflation affects the Company through increased operating costs and increased capital costs for utility plant. As a result of the rate caps imposed by the Competition Act, the elimination of the Energy Cost Adjustment and expected price pressures due to competition, the Company may have limited opportunity to pass the costs of inflation through to customers.

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year and other programming techniques which constrain date calculations or assign special meanings to certain dates. Any of the Company's computer systems that have date-sensitive software or microprocessors may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send bills or operate electric generation stations.

     The Company has determined that it will be required to modify or replace significant portions of its software so that its computer systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with modifications to existing software and conversions to new software, the Year 2000 Issue can be mitigated. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material adverse impact on the operations and financial condition of the Company. The costs associated with this potential impact are speculative and not presently quantifiable.

     The Company initiated formal communications with all of its significant suppliers in March 1997 to determine the extent to which the Company is vulnerable to the suppliers' failure to remediate their own Year 2000 issue. The Company's estimated total Year 2000 project costs include the estimated costs and time associated with the impact of Year 2000 issues of third parties and are based on presently available information. There can be no guarantee that the systems of other companies on which the Company's systems rely will timely be converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse impact on the Company.

     The Company will utilize both internal and external resources to reprogram, or replace, and test software and computer systems for Year 2000 modifications. Management believes that adequate resources are being devoted to the Year 2000 Issue. The Company plans to complete the Year 2000 project not later than June 1, 1999. To date, the Company has funded the Year 2000 project from current operating cash flows as a base level of activity for the preliminary efforts in connection with its Year 2000 assessment and remediation plan. The Company expects the remaining costs of the Year 2000 project to be approximately $25 million.

     The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based on Management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved; actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer programs and microprocessors, and similar uncertainties.

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

20

substances have been deposited and may be subject to additional proceedings in the future.

     The Company has  identified  27 sites where former  manufactured  gas plant
(MGP) activities have or may have resulted in site contamination. The Company is presently engaged in performing various levels of activities at these sites, including initial evaluation to determine the existence and nature of the contamination, detailed evaluation to determine the extent of the contamination and the necessity and possible methods of remediation, and implementation of remediation. The Pennsylvania Department of Environmental Protection has
approved the Company's clean-up of two sites. Six other sites are currently under some degree of active study and/or remediation.

     As of December 31, 1997 and 1996, the Company had accrued $63 and $28 million, respectively, for environmental investigation and remediation costs, including $35 and $16 million, respectively, for MGP investigation and remediation that currently can be reasonably estimated. The Company expects to expend $5 million for environmental remediation activities in 1998. The Company cannot currently predict whether it will incur other significant liabilities for any additional investigation and remediation costs at these or additional sites identified by the Company, environmental agencies or others, or whether such costs will be recoverable from third parties.

     For a discussion of other contingencies, see notes 3, 4 and 5 of Notes to Consolidated Financial Statements.

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this Report are forward-looking statements which are subject to risks and uncertainties. The factors that could cause actual results to differ materially include those discussed herein as well as those listed in notes 3, 4 and 5 of Notes to Consolidated Financial Statements and other factors discussed in the Company's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. The Company undertakes no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this Report.

Report of Independent Accountants


To the Shareholders and Board of Directors
PECO Energy Company:


     We have audited the accompanying consolidated balance sheets of PECO Energy Company and Subsidiary Companies as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows, and changes in common shareholders' equity and preferred stock for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PECO Energy Company and Subsidiary Companies as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.






Coopers & Lybrand LLP

2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 2, 1998

Consolidated Statements of Income

For the Years Ended December 31,                                  1997                1996                1995
                                                                                          Thousands of Dollars
Operating Revenues
Electric                                                   $ 4,166,669         $ 3,854,836         $ 3,775,326
Gas                                                            451,232             428,814             410,830
                                                           -----------         -----------         -----------
     Total Operating Revenues                                4,617,901           4,283,650           4,186,156
                                                           -----------         -----------         -----------
Operating Expenses
Fuel and Energy Interchange                                  1,290,164             972,380             762,762
Operating and Maintenance                                    1,431,420           1,274,222           1,251,273
Depreciation                                                   580,595             489,001             457,254
Taxes Other Than Income                                        310,091             299,546             314,071
                                                           -----------         -----------         -----------
     Total Operating Expenses                                3,612,270           3,035,149           2,785,360
                                                           -----------         -----------         -----------
Operating Income                                             1,005,631           1,248,501           1,400,796
                                                           -----------         -----------         -----------
Other Income and Deductions
Interest Expense                                              (372,857)           (382,443)           (423,711)
Company Obligated Mandatorily Redeemable
     Preferred Securities of a Partnership, which
     holds Solely Subordinated Debentures of
     the Company                                               (28,990)            (26,723)            (20,987)
Allowance for Funds Used During Construction                    21,771              19,947              27,050
Settlement of Salem Litigation                                  69,800                  --                  --
Gain on Sale of Subsidiary                                          --                  --              58,745
Other, net                                                     (66,028)             (1,976)               (444)
                                                           -----------         -----------         -----------
     Total Other Income and Deductions                        (376,304)           (391,195)           (359,347)
                                                           -----------         -----------         -----------
Income Before Income Taxes and Extraordinary Item              629,327             857,306           1,041,449

Income Taxes                                                   292,769             340,101             431,717
                                                           -----------         -----------         -----------
Income Before Extraordinary Item                               336,558             517,205             609,732

Extraordinary Item (net of $1,290,961 income taxes)         (1,833,664)                 --                  --
                                                           -----------         -----------         -----------
Net (Loss) Income                                           (1,497,106)            517,205             609,732
Preferred Stock Dividends                                       16,804              18,036              23,217
                                                           -----------         -----------         -----------
Earnings Applicable to Common Stock                        $(1,513,910)        $   499,169         $   586,515
                                                           ===========         ===========         ===========
Average Shares of Common Stock
     Outstanding (Thousands)                                   222,543             222,490             221,859
                                                           ===========         ===========         ===========
Basic and Dilutive Earnings per Average Common
     Share Before Extraordinary Item (Dollars)             $      1.44         $      2.24         $      2.64
Extraordinary Item (Dollars)                               $     (8.24)                 --                  --
                                                           -----------         -----------         -----------
Basic and Dilutive Earnings per Average
     Common Share (Dollars)                                $     (6.80)        $      2.24         $      2.64
                                                           ===========         ===========         ===========
Dividends per Common Share (Dollars)                       $      1.80         $     1.755         $      1.65
                                                           ===========         ===========         ===========

See Notes to Consolidated Financial Statements.

                                                                              23
Consolidated Statements of Cash Flows

For the Years Ended December 31,                                   1997               1996                 1995
                                                                                           Thousands of Dollars
Cash Flows from Operating Activities
Net Income                                                  $(1,497,106)        $   517,205         $   609,732
Extraordinary Item (net of $1,290,961 income taxes)          (1,833,664)                 --                  --
                                                            -----------         -----------         -----------
Income Before Extraordinary Item                                336,558             517,205             609,732
Adjustments to reconcile Net Income to Net Cash
          provided by Operating Activities:
     Depreciation and Amortization                              664,294             566,412             531,299
     Deferred Income Taxes                                      (17,228)            166,771             183,514
     Salem Litigation Settlement                                 69,800                  --                  --
     Gain on Sale of Subsidiary                                      --                  --             (58,745)
     Deferred Energy Costs                                       (5,652)            (66,151)            (71,104)
     Amortization of Leased Property                             39,100              31,400              42,900
     Changes in Working Capital:
          Accounts Receivable                                  (289,610)             53,681              (8,198)
          Inventories                                            28,628              (2,729)            (10,872)
          Accounts Payable                                       93,881             (86,765)             (4,686)
          Other Current Assets and Liabilities                   58,539             (25,040)              9,641
     Deferred Credits - Other                                    78,846              (4,609)              5,172
     Other Items affecting Operations                           (19,005)             22,070              11,683
                                                            -----------         -----------         -----------
Net Cash Flows from Operating Activities                      1,038,151           1,172,245           1,240,336
                                                            -----------         -----------         -----------

Cash Flows from Investing Activities
Investment in Plant                                            (490,200)           (548,854)           (532,614)
Proceeds from Sale of Subsidiary                                     --                  --             150,000
Increase in Other Investments                                   (83,261)           (114,126)            (82,041)
                                                            -----------         -----------         -----------
Net Cash Flows from Investing Activities                       (573,461)           (662,980)           (464,655)
                                                            -----------         -----------         -----------

Cash Flows from Financing Activities
Change in Short-Term Debt                                       114,000             287,500             (11,499)
Issuance of Common Stock                                            117              11,301              15,585
Retirement of Preferred Stock                                   (61,895)                 --             (78,105)
Issuance of Company Obligated Mandatorily Redeemable
     Preferred Securities of a Partnership                       50,000                  --              81,032
Issuance of Long-Term Debt                                      161,813              43,700             182,540
Retirement of Long-Term Debt                                   (283,303)           (427,463)           (575,713)
Loss on Reacquired Debt                                          22,752              24,724              12,302
Dividends on Preferred and Common Stock                        (417,383)           (411,569)           (390,340)
Change in Dividends Payable                                      (5,438)              1,685               5,626
Expenses of Issuing Long-Term Debt and Capital Stock             (2,084)                890                (577)
Capital Lease Payments                                          (39,100)            (31,400)            (42,900)
                                                            -----------         -----------         -----------
Net Cash Flows from Financing Activities                       (460,521)           (500,632)           (802,049)
                                                            -----------         -----------         -----------

Increase (Decrease) in Cash and Cash Equivalents                  4,169               8,633             (26,368)
Cash and Cash Equivalents at beginning of period                 29,235              20,602              46,970
                                                            -----------         -----------         -----------
Cash and Cash Equivalents at end of period                  $    33,404         $    29,235         $    20,602
                                                            ===========         ===========         ===========

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

At December 31,                                                      1997               1996
                                                                        Thousands of Dollars
Assets

Utility Plant
Electric - Transmission & Distribution                        $ 3,617,666        $ 3,494,778
Electric - Generation                                           1,434,895         10,127,602
Gas                                                             1,071,819          1,005,507
Common                                                            302,672            317,065
                                                              -----------        -----------
                                                                6,427,052         14,944,952
     Less Accumulated Provision for Depreciation                2,690,824          5,046,950
                                                              -----------        -----------
                                                                3,736,228          9,898,002
Nuclear Fuel, net                                                 147,359            199,579
Construction Work in Progress                                     611,204            661,871
Leased Property, net                                              175,933            182,088
                                                              -----------        -----------
     Net Utility Plant                                          4,670,724         10,941,540
                                                              -----------        -----------


Current Assets
Cash and Temporary Cash Investments                                33,404             29,235
Accounts Receivable, net
     Customers                                                    173,350             19,159
     Other                                                        139,996             74,377
Inventories, at average cost
     Fossil Fuel                                                   84,858             84,633
     Materials and Supplies                                        90,890            119,743
Deferred Generation Costs Recoverable in Current Rates            424,497                 --
Deferred Energy Costs-Gas                                          35,665             30,013
Other                                                              20,115             63,234
                                                              -----------        -----------
     Total Current Assets                                       1,002,775            420,394
                                                              -----------        -----------


Deferred Debits and Other Assets
Competitive Transition Charge                                   5,274,624                 --
Recoverable Deferred Income Taxes                                 590,267          2,325,721
Deferred Limerick Costs                                                --            361,762
Deferred Non-Pension Postretirement Benefits Costs                 97,409            233,492
Deferred Energy Costs-Electric                                         --             92,021
Investments                                                       515,835            432,574
Loss on Reacquired Debt                                            83,918            283,853
Other                                                             121,016            169,262
                                                              -----------        -----------
     Total Deferred Debits and Other Assets                     6,683,069          3,898,685
                                                              -----------        -----------

Total Assets                                                  $12,356,568        $15,260,619
                                                              ===========        ===========

See Notes to Consolidated Financial Statements.

                                                                              25
Consolidated Balance Sheets (Continued)

At December 31,                                                     1997                 1996
                                                                         Thousands of Dollars
Capitalization and Liabilities

Capitalization
Common Shareholders' Equity
     Common Stock                                           $  3,517,731         $  3,517,614
     Other Paid-In Capital                                         1,239                1,326
     Retained (Deficit) Earnings                                (792,239)           1,127,041
                                                            ------------         ------------
                                                               2,726,731            4,645,981
Preferred and Preference Stock
     Without Mandatory Redemption                                137,472              199,367
     With Mandatory Redemption                                    92,700               92,700
Company Obligated Mandatorily Redeemable Preferred
     Securities of a Partnership, which holds Solely
     Subordinated Debentures of the Company                      352,085              302,182
Long-Term Debt                                                 3,853,141            3,935,514
                                                            ------------         ------------
     Total Capitalization                                      7,162,129            9,175,744
                                                            ------------         ------------

Current Liabilities
Notes Payable, Bank                                              401,500              287,500
Long-Term Debt Due Within One Year                               247,087              283,303
Capital Lease Obligations Due Within One Year                     55,808               49,347
Accounts Payable                                                 306,847              212,966
Taxes Accrued                                                     66,397               71,482
Interest Accrued                                                  77,911               82,006
Dividends Payable                                                 16,969               22,407
Deferred Income Taxes                                            185,696                2,745
Other                                                            260,457               91,608
                                                            ------------         ------------
     Total Current Liabilities                                 1,618,672            1,103,364
                                                            ------------         ------------

Deferred Credits and Other Liabilities
Capital Lease Obligations                                        120,125              132,741
Deferred Income Taxes                                          2,297,042            3,745,242
Unamortized Investment Tax Credits                               318,065              336,132
Pension Obligation                                               211,596              224,454
Non-Pension Postretirement Benefits Obligation                   324,850              315,058
Other                                                            304,089              227,884
                                                            ------------         ------------
     Total Deferred Credits and Other Liabilities              3,575,767            4,981,511
                                                            ------------         ------------

Commitments and Contingencies (Notes 3, 4 and 5)

Total Capitalization and Liabilities                        $ 12,356,568         $ 15,260,619
                                                            ============         ============


See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Common Shareholders' Equity and Preferred Stock


                                                                      Other      Retained
                                                Common Stock         Paid-In     Earnings       Preferred Stock
All Amounts in Thousands                     Shares       Amount     Capital     (Deficit)   Shares      Amount

Balance at January 1, 1995                   221,609    $3,490,728    $1,271      $810,507     3,702    $370,172
                                             -------    ----------    ------    ----------     -----    --------

Net Income                                                                         609,732
Cash Dividends Declared
     Preferred Stock
       (at specified annual rates)                                                 (24,253)
     Common Stock ($1.65 per share)                                               (366,087)
Expenses of Capital Stock Activity                                                  (4,035)
Capital Stock Activity
     Long-Term Incentive Plan Issuances          563        15,585                  (2,156)
     Preferred Stock Issuances                                            55
     Preferred Stock Redemptions                                                                (781)    (78,105)
                                             -------    ----------    ------    ----------     -----    --------
Balance at December 31, 1995                 222,172     3,506,313     1,326     1,023,708     2,921     292,067

Net Income                                                                         517,205
Cash Dividends Declared
     Preferred Stock
       (at specified annual rates)                                                 (21,042)
     Common Stock ($1.755 per share)                                              (390,527)
Expenses of Capital Stock Activity                                                    (275)
Capital Stock Activity
     Long-Term Incentive Plan Issuances          370        11,301                  (2,028)
                                             -------    ----------    ------    ----------     -----    --------
Balance at December 31, 1996                 222,542     3,517,614     1,326     1,127,041     2,921     292,067

Net Loss                                                                        (1,497,106)
Cash Dividends Declared
     Preferred Stock
       (at specified annual rates)                                                 (16,805)
     Common Stock ($1.80 per share)                                               (400,578)
Expenses of Capital Stock Activity                                                      98
Interest on Stock Repurchase
     Forward Contract                                                               (4,889)
Capital Stock Activity
     Long-Term Incentive Plan Issuances            5           117
     Preferred Stock Redemptions                                         (87)                   (619)    (61,895)
                                             -------    ----------    ------    ----------     -----    --------
Balance at December 31, 1997                 222,547    $3,517,731    $1,239     $(792,239)    2,302    $230,172
                                             =======    ==========    ======     =========     =====    ========

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements


1. Significant Accounting Policies


General
The consolidated financial statements of PECO Energy Company include the accounts of its utility subsidiary companies, all of which are wholly owned. Accounting policies are in accordance with those prescribed by the regulatory authorities having jurisdiction, principally the Pennsylvania Public Utility Commission (PUC) and the Federal Energy Regulatory Commission (FERC). The Company has unconsolidated non-utility subsidiaries which are not material. The unconsolidated subsidiaries are accounted for under the equity method.

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

     Estimates are used in the Company's accounting for unbilled revenue, the allowance for uncollectible accounts, fuel adjustment clause, depreciation and amortization, taxes, reserves for contingencies, employee benefits, certain fair value and recoverability determinations, and nuclear outage costs, among others.

Accounting for the Effects of Regulation
The Company accounts for all of its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," requiring the Company to record the financial statement effects of the rate regulation to which the Company is currently subject. If a separable portion of the Company's business no longer meets the provisions of SFAS No. 71, the Company is required to eliminate the financial statement effects of regulation for that portion. Effective December 31, 1997, the Company determined that the electric generation portion of its business no longer met the criteria of SFAS No. 71 and, accordingly, implemented SFAS No. 101, "Regulated Enterprises - Accounting for the Discontinuation of FASB Statement No. 71," for that portion of its business (see note 4).

Revenues
Electric and gas revenues are recorded as service is rendered or energy is delivered to customers. At the end of each month, the Company accrues an estimate for the unbilled amount of energy delivered or services provided to customers (see note 8).

Energy and Purchased Gas Cost Adjustment Clause
The Company's gas rates are subject to a fuel adjustment clause designed to recover or refund the difference between the actual cost of purchased gas and the amount included in base rates. Differences between the amounts billed to customers and the actual costs recoverable are deferred and recovered or refunded in future periods by means of prospective adjustments to rates. Such rates are adjusted quarterly.

     Prior to December 31, 1996, the Company's retail electric rates were subject to an Energy Cost Adjustment (ECA) clause designed to recover or refund the difference between the actual cost of fuel, energy interchange or purchased power and the amount of such costs included in base rates. Effective December 31, 1996, the PUC approved the roll-in of electric energy costs into the base rates charged to the Company's retail electric customers and such rates are no longer subject to the ECA.

Utility Plant
Effective December 31, 1997, electric generation plant is valued at the lower of original cost or market pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." All other utility plant continues to be valued at original cost (see note 4).

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

Depreciation and Decommissioning
Depreciation is provided over the estimated service lives of plant on the straight-line method. The Company is currently reviewing the useful lives of its electric generation assets. Annual depreciation provisions for financial reporting purposes, expressed as a percentage of average depreciable utility plant in service, were approximately 3.3% in 1997, 2.9% in 1996 and 2.8% in 1995. See note 3 for information concerning the change in 1996 to depreciation and amortization.

     The Company's current estimate of the costs for decommissioning its ownership share of its nuclear generating stations is currently included in electric base rates and is charged to operations over the expected service life of the related plant. The amounts recovered from customers are deposited in trust accounts and invested for funding of future costs. These amounts, and realized investment earnings thereon, are credited to accumulated depreciation. The Company believes that the amounts being recovered from customers through electric rates will be sufficient to fully fund the unrecorded portion of its decommissioning obligation (see note 5).

Income Taxes
The Company uses an asset and liability approach for financial accounting and reporting of income taxes. Investment tax credits are deferred and amortized to income over the estimated useful life of the related property (see note 14).

Allowance for Funds Used During Construction (AFUDC)
AFUDC is the cost, during the period of construction, of debt and equity funds used to finance construction projects. AFUDC is recorded as a charge to Construction Work in Progress and as a credit to Other Income and Deductions. The rates used for capitalizing AFUDC, which averaged 8.88% in 1997, 9.38% in 1996 and 9.88% in 1995, are computed under a method prescribed by regulatory authorities. AFUDC is not included in regular taxable income and the depreciation of capitalized AFUDC is not tax deductible.

     Effective January 1, 1998, the Company ceased accruing AFUDC for electric generation-related construction projects and will use SFAS No. 34, "Capitalizing Interest Costs," to calculate the costs during the period of construction of debt funds used to finance its electric generation-related construction projects.

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

Capitalized Software Costs
Software projects which exceed $5 million are capitalized. At December 31, 1997 and 1996, capitalized software costs totaled $86 and $78 million (net of $29 million accumulated amortization in each year), respectively. Such capitalized amounts are amortized ratably over the expected lives of the projects when they become operational, not to exceed ten years.

Gains and Losses on Reacquired Debt
Prior to December 31, 1997, gains and losses on reacquired debt were deferred and amortized to interest expense over the period approved for ratemaking purposes. Effective January 1, 1998, gains and losses on reacquired debt associated with the electric generation portion of the Company's operations will be expensed as incurred. Gains and losses on reacquired debt associated with the Company's regulated operations will continue to be deferred and amortized to interest expense over the period approved for ratemaking purposes.

Reclassifications
Certain prior-year amounts have been reclassified for comparative purposes. These reclassifications had no effect on net income or common shareholders' equity.


2. Nature of Operations and Segment Information

The Company provides retail electric and natural gas service to the public in southeastern Pennsylvania and, in pilot programs, natural gas service to areas in Maryland and New Jersey. The Company also engages in the wholesale marketing of electricity on a national basis. The Company participates in joint ventures which provide telecommunications services in the Philadelphia area. The Company's traditional retail service territory covers 2,107 square miles. Electric service is furnished to an area of 1,972 square miles with a population of 3.6 million, including 1.6 million in the City of Philadelphia. Approximately 94% of the retail electric service area and 64% of retail kilowatthour (kWh) sales are in the suburbs around Philadelphia, and 6% of the retail service area and 36% of such sales are in the City of Philadelphia. Natural gas service is supplied in a 1,475-square-mile area of southeastern Pennsylvania adjacent to Philadelphia with a population of 1.9 million.

For the Years Ended December 31,                         1997               1996                1995
                                                                                Thousands of Dollars
Electric Operations
Operating revenues:
Residential                                       $ 1,357,449        $ 1,370,158         $ 1,379,046
Small commercial and industrial                       778,743            748,561             730,220
Large commercial and industrial                     1,077,374          1,098,307           1,135,550
Other                                                 147,523            140,133             136,988
Unbilled                                               19,130            (25,950)             42,580
                                                  -----------        -----------         -----------
     Service territory                              3,380,219          3,331,209           3,424,384
Interchange sales                                      58,614             25,991              17,488
Sales to other utilities                              727,836            497,636             333,454
                                                  -----------        -----------         -----------
     Total operating revenues                       4,166,669          3,854,836           3,775,326
                                                  -----------        -----------         -----------
Operating expenses, excluding depreciation          2,697,877          2,243,094           2,026,112
Depreciation                                          552,667            462,315             430,993
                                                  -----------        -----------         -----------
     Operating income                             $   916,125        $ 1,149,427         $ 1,318,221
                                                  ===========        ===========         ===========
Utility plant additions                           $   382,157        $   447,105         $   435,400
                                                  ===========        ===========         ===========

For the Years Ended December 31,                          1997                 1996                 1995
                                                                                    Thousands of Dollars
Gas Operations
Operating revenues:
Residential                                       $     16,852         $     15,716         $     15,482
House heating                                          265,299              249,507              235,456
Commercial and industrial                              144,801              132,822              125,631
Other                                                    3,228               11,462                5,382
Unbilled                                                  (969)              (4,250)               6,540
                                                  ------------         ------------         ------------
     Subtotal                                          429,211              405,257              388,491
                                                  ------------         ------------         ------------
Other revenues (including transported
     for customers)                                     22,021               23,557               22,339
                                                  ------------         ------------         ------------
     Total operating revenues                          451,232              428,814              410,830
                                                  ------------         ------------         ------------
Operating expenses, excluding depreciation             333,798              303,054              301,994
Depreciation                                            27,928               26,686               26,261
                                                  ------------         ------------         ------------
     Operating income                             $     89,506         $     99,074         $     82,575
                                                  ============         ============         ============
Utility plant additions                           $     85,212         $     68,394         $     63,192
                                                  ============         ============         ============

Identifiable Assets* at December 31,
Electric                                          $  9,610,984         $ 10,287,444         $ 10,408,105
Gas                                                    966,685              858,471              785,881
Nonallocable assets                                  1,778,899            4,114,704            4,114,519
                                                  ------------         ------------         ------------
     Total assets                                 $ 12,356,568         $ 15,260,619         $ 15,308,505
                                                  ============         ============         ============

*    Includes   utility  plant  less  accumulated   depreciation,   inventories,
     segment-specific regulatory assets and allocated common utility property.

3. Rate Matters

Competition Act
The Electricity Generation Customer Choice and Competition Act (Competition Act) was enacted in December 1996, providing for the restructuring of the electric utility industry in Pennsylvania, including retail competition for generation beginning in 1999. The Competition Act requires the unbundling of electric services into separate generation, transmission and distribution services with open retail competition for generation. Electric distribution and transmission services will remain regulated by the PUC. The Competition Act requires utilities to submit to the PUC restructuring plans, including quantification of their stranded costs (the loss in value of the Company's electric generation-related assets, which will result from competition). The Competition Act authorizes the recovery of stranded costs through charges to distribution customers for up to nine years (or for an alternative period determined by the PUC for good cause shown). During that period, the utility is subject to a rate cap which provides that total charges to customers cannot exceed rates in place as of December 31, 1996, subject to certain exceptions. The Competition Act also caps transmission and distribution rates from December 31, 1996 through June 30, 2001, subject to certain exceptions.

     Pursuant to the Competition Act, in April 1997, the Company filed with the PUC a comprehensive restructuring plan detailing its proposal to implement full customer choice of electric generation supplier. The Company's restructuring plan identified $7.5 billion of stranded costs. In August 1997, the Company and various intervenors in the Company's restructuring proceeding filed with the PUC a Joint Petition for Partial Settlement (Pennsylvania Plan).

     In December 1997, the PUC rejected the Pennsylvania Plan and entered an Opinion and Order, revised in January 1998 (PUC Restructuring Order), that deregulates the Company's electric generation operations. The PUC Restructuring Order allows the Company to recover $4.9 billion on a discounted basis, or $5.3 billion on a book value basis, over 8-1/2 years beginning in 1999. Recovery of allowed stranded costs will be through a separate charge to be levelized over the recovery period using a 7.47% cost of capital. Other major provisions of the PUC Restructuring Order include capping customer bills at the year-end 1996 system-wide average of 9.95 cents per kWh; beginning January 1, 1999, unbundling rates into a transmission and distribution component, the charge for recovery of stranded costs and a "shopping credit" for generation; and phasing-in customer choice of electric generation supplier for all customers in three steps: one-third of the peak load of each customer class on January 1, 1999, one-third on January 2, 1999 (one day later) and the remainder on January 2, 2000. To encourage competition, the PUC established the "shopping credit" for generation in excess of current market prices.

     On January 21, 1998, the Company filed a complaint in the U.S. District Court for the Eastern District of Pennsylvania seeking injunctive and monetary relief on the grounds that the Competition Act and the PUC Restructuring Order:
(1) are preempted by Section 201(b) of the Federal Power Act; (2) effect a taking of private property without just compensation in violation of the Fifth and Fourteenth Amendments to the U.S. Constitution; (3) violate the Due Process Clause, the Contract Clause and the First Amendment of the U.S. Constitution; and (4) deprive the Company of certain other federally protected rights.

     On January 22, 1998, the Company filed two Petitions for Review in the Commonwealth Court of Pennsylvania, appealing the PUC Restructuring Order. The petitions state that the PUC Restructuring Order must be set aside because it is based upon errors of law, is not supported by substantial evidence, constitutes an arbitrary and capricious abuse of administrative discretion and deprives the Company of the due process of law, to which it is entitled under Article I of the Pennsylvania Constitution.

Limerick
Under its electric tariffs through December 31, 1997, the Company was recovering $285 million of deferred Limerick costs representing carrying charges and depreciation associated with 50% of Limerick common facilities. The Company also deferred certain operating and maintenance expenses, depreciation and accrued carrying charges on its capital investment in Limerick Unit No. 2 and 50% of Limerick common facilities. These costs were included in base rates and were being recovered over a nine-year period beginning October 1, 1996. The Company was also recovering $137 million of Limerick Unit No. 1 costs over a ten-year period without a return on investment. At December 31, 1997, the unamortized portion of these regulatory assets were included as part of electric generation-related regulatory assets (see note 4).

     Under its electric tariffs and ECA, the Company was allowed to retain for shareholders any proceeds above the average energy cost for sales of 399 megawatts (MW) of near-term excess capacity and/or associated energy and to share in the benefits which resulted from the operation of both Limerick Units No. 1 and No. 2. The Company's ECA was discontinued at December 31, 1996. During 1996 and 1995, the Company recorded as revenue net of fuel costs $82 and $79 million, respectively, as a result of the sale of the 399 MW of capacity and/or associated energy and the Company's share of Limerick energy savings.


Declaratory Accounting Order
Pursuant to a PUC Declaratory Order, effective October 1, 1996, the Company increased depreciation and amortization on assets associated with Limerick by $100 million per year and decreased depreciation and amortization on other Company assets by $10 million per year, for a net increase in depreciation and amortization of $90 million per year. Effective December 31, 1997, the Company ceased this increased depreciation since this Declaratory Order has been superseded by the PUC Restructuring Order. At December 31, 1997, the $90 million of depreciation and amortization that would have been recognized in 1998 was deferred as a regulatory asset, since the Company's rates will continue to be cost-based until January 1, 1999, and will be amortized and recovered in 1998.

Recovery of Non-Pension Postretirement Benefits Costs
Effective January 1995, the Company increased electric base rates by $25 million per year to recover the increased costs, including the annual amortization of the transition obligation (over 18 years) deferred in 1994 and 1993, associated with the implementation of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (see note 7). During 1997 and 1996, the Company deposited $26 and $47 million, respectively, in trust accounts to fund its retail electric non-pension postretirement benefits costs. These costs include amounts charged to operating expense or capitalized during 1997 and 1996. At December 31, 1997, $121 million of the previously recorded transition obligation was included as part of electric generation-related regulatory assets (see note 4).

     The Company recognizes $2.8 million in non-pension postretirement benefits costs annually associated with gas utility operations. During 1997 and 1996, the Company deposited $2.8 and $2.9 million, respectively, in trust accounts to fund its gas non-pension postretirement benefits costs.

Energy Cost Adjustment
Through December 31, 1996, the Company was subject to a PUC-established electric ECA which, in addition to reconciling fuel costs and revenues, incorporated a nuclear performance standard which allowed for financial bonuses or penalties depending on whether the Company's system nuclear capacity factor exceeded or fell below a specified range. For the years ended December 31, 1996 and 1995, the Company recorded bonuses of $22 and $13 million, respectively.

4.   Accounting Changes

The Company accounts for all of its regulated operations in accordance with SFAS No. 71 which allows the Company to record the financial statement effects of the rate regulation to which the Company is subject. Use of SFAS No. 71 is applicable to the utility operations of the Company which meet the following criteria: (1) third-party regulation of rates; (2) cost-based rates; and (3) a reasonable assumption that all costs will be recoverable from customers through rates.

     In 1997, the Financial Accounting Standards Board (FASB) through its Emerging Issues Task Force (EITF) issued EITF No. 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statements No. 71, Accounting for the Effects of Certain Types of Regulation, and No. 101, Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71." The EITF agreed that: a) an entity should cease to apply SFAS No. 71 no later than the date the specific deregulation plan is enacted and the details of that plan are known, and b) both stranded costs and regulated assets and liabilities should continue to be recognized to the extent that the transition plan provides for their recovery through the regulated transmission and distribution portion of the business.

     The Company believes that the PUC Restructuring Order provides sufficient details regarding the deregulation of the Company's electric generation operations to require the Company to discontinue the application of SFAS No. 71 for those operations. Effective December 31, 1997, the Company adopted the provisions of SFAS No. 101 for its electric generation operations. SFAS No. 101 requires a determination of impairment of plant assets under SFAS No. 121, and the elimination of all effects of rate regulation that have been recognized as assets and liabilities pursuant to SFAS No. 71.

     At December 31, 1997, the Company performed an impairment test of its electric generation assets pursuant to SFAS No. 121 on a plant specific basis and determined that $6.1 billion of its $7.1 billion of electric generation assets would be impaired as of December 31, 1998. The Company estimated the fair value for each of its electric generating units by determining its estimated future operating cash inflows and outflows. The net future cash flows for each electric generating plant were then compared to its net book value. For any electric generating plant with future undiscounted cash flows less than its book value, net cash flows were discounted using a discount rate commensurate with the risk of each electric generating plant. Since the Company's retail electric rates will continue to be cost-based until January 1, 1999, $0.3 billion representing depreciation expense on electric generation-related assets in 1998 has been reclassified to a regulatory asset and will be amortized and recovered in 1998.

     At  December   31,   1997,   the  Company  had  $2.7  billion  of  electric
generation-related regulatory assets, of which $0.1 billion will be amortized and recovered through cost-based rates in 1998.

     At December 31, 1997, the Company had total electric generation-related stranded costs of $8.4 billion, representing $5.8 billion of net stranded electric generation plant and $2.6 billion of electric generation-related regulatory assets. The PUC Restructuring Order allows the Company to recover $4.9 billion on a discounted basis, or $5.3 billion on a book-value basis, of its generation-related stranded costs from customers. This results in a net unrecoverable amount of $3.1 billion.

     Although the Company is appealing the PUC Restructuring Order, Management believes that EITF No. 97-4 required it to write off all electric generation-related stranded costs for which recovery through rates has not been provided. Accordingly, the Company recorded an extraordinary charge at December 31, 1997 of $3.1 billion ($1.8 billion net of taxes) of electric generation-related stranded costs that will not be recovered from customers.

     A summary, as of December 31, 1997, of the electric generation-related stranded costs and the amount of such stranded costs written-off by the Company is shown in the following table:

                                                     (Thousands of Dollars)
Electric generation-related asset impairment determined
     pursuant to SFAS No. 121
Net book value of electric
     generation-related assets
     before write-down                                          $7,115,155
December 31, 1998 market value of
     electric generation-related assets
     pursuant to SFAS No. 121                                     (990,376)
Expected 1998 change in net plant
     recognized for recovery until
     cost-based rates cease at
     December 31, 1998                                            (303,800)
                                                                ----------
Electric generation-related asset impairment                     5,820,979

Electric generation-related regulatory assets

Recoverable Deferred Income Taxes                                1,762,946
Deferred Limerick Costs                                            321,420
Deferred Non-Pension Postretirement
     Benefits Other Than Pensions                                  120,899
Deferred Energy Costs - Electric                                    92,021
Loss on Reacquired Debt                                            177,183
Additional assets written-off pursuant to
     discontinuance of SFAS No. 71                                 104,818
Other                                                               90,480
Regulatory asset recognized for
     recovery until cost-based
     rates cease at December 31, 1998                              (91,497)
                                                                ----------
Total electric generation-related regulatory assets              2,578,270
                                                                ----------

Total electric generation-related stranded costs                 8,399,249

Amounts approved for collection
     from customers (regulatory asset
     pursuant to EITF No. 97-4)                                 (5,274,624)
                                                                ----------

Total Extraordinary Item                                       $ 3,124,625
                                                                ==========


     Due to the market-based pricing of electric generation provisions of the PJM Interconnection, L.L.C. restructuring order approved by the FERC in November 1997, the Company believes that its wholesale energy sales operations are no longer subject to the provisions of SFAS No. 71. Based on projections of the Company's retail load growth, the Company believes all of its owned generation capacity is necessary to meet its electric retail load. As a result, the discontinuance of SFAS No. 71 for its wholesale energy sales operations has not resulted in an additional charge against income.

     The Company believes that its electric transmission and distribution system and gas operations continue to meet the provisions of SFAS No. 71. The Company believes that it is probable that regulatory assets associated with these operations will be recovered.

     The Company has adopted SFAS No. 128, "Earnings Per Share," which is designed to simplify the existing computational guidelines for the earnings per share (EPS) information provided in financial statements, to revise the disclosure requirements and to increase the comparability of EPS data on an international basis. Pursuant to SFAS No. 128, the Company reflected on its Consolidated Statements of Income basic EPS and dilutive EPS for the years ended December 31, 1997, 1996 and 1995. Adoption of SFAS No. 128 did not impact the amount of EPS reported and there is no difference in the amounts calculated as basic EPS and dilutive EPS.

5. Commitments and Contingencies

Capital Commitments
Total capital expenditures, primarily for utility plant, are estimated to be $600 million in 1998. Due to the expected adverse impact of the PUC
Restructuring Order and competition for electric generating services on its future capital resources, the Company is currently evaluating its capital commitments for 1999 and beyond. Certain facilities under construction and to be constructed may require permits and licenses which the Company has no assurance will be granted. The Company has undertaken a number of new ventures,
principally  through  its  Telecommunications   Group,  some  of  which  require
significant cash commitments. For 1998, the Company's expected capital expenditures include approximately $150 million in such ventures.

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

     The Company carries property damage, decontamination and premature decommissioning insurance in the amount of its $2.75 billion proportionate share for each station loss resulting from damage to its nuclear plants. In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination. If the decision is made to decommission the facility, a portion of the insurance proceeds will be allocated to a fund which the Company is required by the Nuclear Regulatory Commission (NRC) to maintain, to provide for decommissioning the facility. The Company is unable to predict the timing of the availability of insurance proceeds to the Company for the Company's bondholders, and the amount of such proceeds which would be available. Under the terms of the various insurance agreements, the Company could be assessed up to $26 million for losses incurred at any plant insured by the insurance companies. The Company is self-insured to the extent that any losses may exceed the amount of insurance maintained. Such losses could have a material adverse effect on the Company's financial condition and results of operations.

     The Company is a member of an industry mutual insurance company which provides replacement power cost insurance in the event of a major accidental outage at a nuclear station. The premium for this coverage is subject to assessment for adverse loss experience. The Company's maximum share of any assessment is $13 million per year.

Nuclear Decommissioning and Spent Fuel Storage
The Company's current estimate of its nuclear facilities' decommissioning cost of $1.5 billion in 1997 dollars is being collected through electric rates over the life of each generating unit. Beginning in 1999, these amounts will be recoverable through transmission and distribution rates. Under current rates, the Company collects and expenses approximately $20 million annually from customers. The expense is accounted for as a component of depreciation expense and accumulated depreciation. At December 31, 1997 and 1996, $294 and $256 million, respectively, was included in accumulated depreciation. In order to fund future decommissioning costs, at December 31, 1997 and 1996, the Company held $320 and $266 million, respectively, in trust accounts which are included as an Investment in the Company's Consolidated Balance Sheet and include both net unrealized and realized gains. Net unrealized gains of $43 and $26 million were recognized as a Deferred Credit in the Company's Consolidated Balance Sheet at December 31, 1997 and 1996, respectively. The Company recognized net realized gains of $11, $10 and $9 million as Other Income in the Company's Consolidated Statement of Income for the years ended December 31, 1997, 1996 and 1995, respectively. The Company believes that the amounts being recovered from customers through electric rates will be sufficient to fully fund the unrecorded portion of its decommissioning obligation.

     In an Exposure Draft issued in 1996, the FASB proposed changes in the accounting for closure and removal costs of production facilities, including the recognition, measurement and classification of decommissioning costs for nuclear generating stations. The FASB has expanded the scope of the Exposure Draft to include closure or removal liabilities that are incurred at any time during the operating life of the related long-lived asset. The FASB has decided that it should proceed toward either a final Statement or a revised Exposure Draft. The timing of this project is still to be determined. If current electric utility industry accounting practices for decommissioning are changed, annual provisions for decommissioning could increase and the estimated cost for decommissioning could be recorded as a liability rather than as accumulated depreciation with recognition of an increase in the cost of a related regulatory asset.

     Under the Nuclear Waste Policy Act of 1982 (NWPA), the U.S. Department of Energy (DOE) is required to begin taking possession of all spent nuclear fuel generated by the Company's nuclear units for long-term storage by no later than 1998. Based on recent public pronouncements, it is not likely that a permanent disposal site will be available for the industry before 2015, at the earliest. In reaction to statements from the DOE that it was not legally obligated to begin to accept spent fuel in 1998, a group of utilities and state government agencies filed a lawsuit against the DOE which resulted in a decision by the U.S. Court of Appeals for the District of Columbia (D.C. Court of Appeals) in July 1996 that the DOE had an unequivocal obligation to begin to accept spent fuel in 1998. In accordance with the NWPA, the Company pays the DOE one mill ($.001) per kilowatthour of net nuclear generation for the cost of nuclear fuel disposal. This fee may be adjusted prospectively in order to ensure full cost recovery. Because of inaction by the DOE following the D.C. Court of Appeals finding of the DOE's obligation to begin receiving spent fuel in 1998, a group of forty-two utility companies, including the Company, and forty-six state agencies, filed suit against the DOE seeking authorization to suspend further payments to the U.S. government under the NWPA and to deposit such payments into an escrow account until such time as the DOE takes effective action to meet its 1998 obligations. In November 1997, the D.C. Court of Appeals issued a decision in which it held that the DOE had not abided by its prior determination that the DOE has an unconditional obligation to begin disposal of spent nuclear fuel by January 31, 1998. The D.C. Court of Appeals also precluded the DOE from asserting that it was not required to begin receiving spent nuclear fuel because it had not yet prepared a permanent repository or an interim storage facility. The DOE and one of the utility companies have filed a Petition for Reconsideration of the decision. The U.S. House of Representatives and the U.S. Senate passed separate bills in 1997 authorizing construction of a temporary storage facility which could accept spent nuclear fuel from utilities in 2003. In addition, the DOE is exploring other options to address delays in the waste acceptance schedule.

     Peach Bottom has on-site facilities with capacity to store spent nuclear fuel discharged from the units through 2000 for Unit No. 2 and 2001 for Unit No.
3. Life-of-plant storage capacity will be provided by on-site dry cask storage facilities, the construction of which will begin in 1998. Limerick has on-site facilities with capacity to store spent nuclear fuel to 2007. Salem has on-site facilities with spent fuel storage capacity through 2008 for Unit No. 1 and 2012 for Unit No. 2. Public Service Electric and Gas Company (PSE&G) is the operator of Salem, which is 42.59% owned by the Company.

Energy Commitments
The Company's electric utility operations include the wholesale marketing of electricity. At December 31,1997, the Company had long-term commitments relating to the purchase from unaffiliated utilities and others energy associated with 1,330 MW of capacity in 1998, with 2,540 MW of capacity during the period 1999 through 2002 and with 2,430 MW of capacity thereafter. During 1997, purchases under long-term commitments resulted in expenditures of $311 million. As of December 31, 1997, these purchases result in commitments of approximately $240 million for 1998, $620 million for 1999 through 2002 and $830 million thereafter. These purchases will be utilized through a combination of sales to jurisdictional customers, long-term sales to other utilities and open market sales. Under some of these contracts, the Company may purchase, at its option, additional power as needed.

     In the wholesale market, the Company has increased its sales to other utilities, but increased competition has reduced the Company's profit margins on these sales. At December 31, 1997, the Company had entered into long-term agreements with unaffiliated utilities to sell energy associated with 4,280 MW of capacity, of which 540 MW of these agreements are for 1998, 1,700 MW are for 1999 through 2002 and the remaining 2,040 MW extend through 2022.

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

     The Company has  identified  27 sites where former  manufactured  gas plant
(MGP) activities have or may have resulted in actual site contamination. The Company is presently engaged in performing various levels of activities at these sites, including initial evaluation to determine the existence and nature of the contamination, detailed evaluation to determine the extent of the contamination and the necessity and possible methods of remediation, and implementation of remediation. The Pennsylvania Department of Environmental Protection has
approved the Company's clean-up of two sites. Six other sites are currently under some degree of active study and/or remediation.

     As of December 31, 1997 and 1996, the Company had accrued $63 and $28 million, respectively, for environmental investigation and remediation costs, including $35 and $16 million, respectively, for MGP investigation and remediation, that currently can be reasonably estimated. The Company cannot predict whether it will incur other significant liabilities for additional investigation and remediation costs at these or additional sites identified by the Company, environmental agencies or others, or whether such costs will be recoverable from third parties.

Shutdown of Salem Generating Station
PSE&G removed Salem Units No. 1 and No. 2 from service in the second quarter of 1995 and informed the NRC at that time that it had determined to keep the Salem units shut down pending review and resolution of certain equipment and management issues and NRC agreement that each unit is sufficiently prepared to restart. Unit No. 2 returned to service on August 30, 1997, and PSE&G estimates the restart of Unit No. 1 to occur late in the first quarter of 1998. For the years ended December 31, 1997, 1996 and 1995, the Company incurred and expensed approximately $152, $149 and $50 million of shutdown-related replacement power and maintenance costs, respectively (see note 21).

34

Telecommunications
The Company periodically reviews its investments to determine that they are properly valued in its financial statements. Due to circumstances involved in the Federal Communication Commission's auctioning of the personal communications systems "C-block" licenses, the Company has determined that $20 million of its telecommunications investments were impaired at December 31, 1997. Accordingly, at December 31, 1997, the Company incurred a $20 million charge against Other Income and Deductions to write off this telecommunications investment.

Litigation
The Company is involved in various other litigation matters. The ultimate outcome of such matters, while uncertain, is not expected to have a material adverse effect on the Company's financial condition or results of operations.

6. Retirement Benefits

The Company and its subsidiaries have a non-contributory trusteed retirement plan applicable to all regular employees. The benefits are based primarily upon employees' years of service and average earnings prior to retirement. The Company's funding policy is to contribute, at a minimum, amounts sufficient to meet the Employee Retirement Income Security Act requirements. Approximately 89%, 80% and 74% of pension costs were charged to operations in 1997, 1996 and 1995, respectively, and the remainder, associated with construction labor, to the cost of new utility plant.

Pension costs for 1997, 1996 and 1995 included the following components:

                                                           1997              1996              1995
                                                                               Thousands of Dollars
Service cost benefits earned during the period        $  25,368         $  27,627         $  19,710
Interest cost on projected benefit obligation           150,057           145,570           147,261
Actual return on plan assets                           (377,803)         (320,247)         (456,057)
Amortization of transition asset                         (4,538)           (4,538)           (4,538)
Amortization and deferral                               197,480           154,402           300,214
                                                      ---------         ---------         ---------
     Net pension cost                                 $  (9,436)        $   2,814         $   6,590
                                                      =========         =========         =========

The changes in net periodic pension costs in 1997, 1996 and 1995 were as follows:

                                                              1997             1996             1995
Thousands of Dollars
Change in number, characteristics and salary
     levels of participants and net actuarial gain        $ (7,839)        $(12,893)        $  1,486
Change in plan provisions                                    3,118               --           (8,305)
Change in actuarial assumptions                             (7,529)           9,117           (3,136)
                                                          --------         --------         --------
     Net change                                           $(12,250)        $ (3,776)        $ (9,955)
                                                          ========         ========         ========

Plan assets consist principally of common stock, U.S. government obligations and other fixed income instruments. In determining pension costs, the assumed long-term rate of return on assets was 9.5% for 1997, 1996 and 1995.

     The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25% at December 31, 1997, 7.75% at December 31, 1996 and 7.25% at December 31, 1995. The average rate of increase in future compensation levels ranged from 4% to 6% at December 31, 1997, 1996 and 1995.

       Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

The funded status of the plan at December 31, 1997 and 1996 is summarized as follows:

                                                                              1997                1996
Thousands of Dollars
Actuarial present value of accumulated plan benefit obligations:
Vested benefit obligation                                               $ 1,794,222         $ 1,657,098
Accumulated benefit obligation                                            1,890,848           1,742,116

Projected benefit obligation for services rendered to date              $ 2,141,040         $ 1,982,915
Plan assets at fair value                                                (2,538,039)         (2,302,935)
                                                                        -----------         -----------
     Funded status                                                         (396,999)           (320,020)
Unrecognized transition asset                                                35,713              40,251
Unrecognized prior service costs                                            (83,188)            (92,682)
Unrecognized net gain                                                       649,903             588,013
                                                                        -----------         -----------
     Pension obligation recognized on the balance sheet                 $   205,429         $   215,562
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

     The transition obligation, which represents the previously unrecognized accumulated non-pension postretirement benefit obligation, is being amortized on a straight-line basis over an allowed 20-year period. At December 31, 1997, the Company accelerated recognition of $121 million of its non-pension postretirement benefits obligation related to its electric generation operations and included this regulatory asset as part of electric generation-related regulatory assets (see note 4).

     The transition obligation was determined by application of the terms of medical, dental and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates, which are projected to range from 7% in 1998 to 5% in 2002. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by $85 million and the annual service and interest costs by $10 million.

     Total costs for all plans were $73 million in 1997 and $71 million in 1996 and 1995.

     The net periodic benefits costs for 1997, 1996 and 1995 included the following components:

                                                          1997             1996             1995
                                                                            Thousands of Dollars
Service cost benefits earned during the period        $ 14,401         $ 11,855         $  8,681
Interest cost on projected benefit obligation           54,149           48,524           48,641
Amortization of transition asset                        14,882           14,882           14,882
Actual return on plan assets                           (22,691)         (13,257)          (2,075)
Deferred asset gain                                     12,707            9,320            1,359
                                                      --------         --------         --------
     Net postretirement benefits costs                $ 73,448         $ 71,324         $ 71,488
                                                      ========         ========         ========

Plan assets consist principally of common stock, U.S. government obligations and other fixed income instruments. In determining non-pension postretirement benefits costs, the assumed long-term rate of return on assets was 8% for 1997, 1996 and 1995.

     The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.75% as of January 1, 1997, 7.50% as of January 1, 1996 and 8.50% at January 1, 1995. The average rate of increase in future compensation levels ranged from 4% to 6% at December 31, 1997, 1996 and 1995.

     Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

The funded status of the plan at December 31, 1997 and 1996 is summarized as follows:

                                                               1997              1996
Thousands of Dollars
Accumulated postretirement benefit obligation:
Retirees                                                  $ 697,084         $ 609,206
Fully eligible active plan participants                       8,875             4,509
Other active plan participants                               73,272            48,986
                                                          ---------         ---------
     Total                                                  779,231           662,701
Plan assets at fair value                                  (178,045)         (126,661)
                                                          ---------         ---------
     Accumulated postretirement benefit obligation
       in excess of plan assets                             601,186           536,040
Unrecognized transition obligation                         (223,226)         (238,108)
Unrecognized net gain                                       (53,110)           17,126
                                                          ---------         ---------
     Accrued postretirement benefits obligation
       recognized on the balance sheet                    $ 324,850         $ 315,058
                                                          =========         =========

Measurement of the accumulated postretirement benefits obligation was based on a 7.25% and 7.75% assumed discount rate as of December 31, 1997 and 1996, respectively.


8. Accounts Receivable

Accounts receivable at December 31, 1997 and 1996 included unbilled operating revenues of $135 and $117 million, respectively. Accounts receivable at December 31, 1997 and 1996 were net of an allowance for uncollectible accounts of $32 and $24 million, respectively.

     The Company has adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides a standard for distinguishing between transfers of financial assets that are accounted for as sales from those that are accounted for as secured borrowings.

     The Company is party to an agreement with a financial institution under which it can sell or finance with limited recourse an undivided interest, adjusted daily, in up to $425 million of designated accounts receivable until November 2000. At December 31, 1997, the Company had sold a $425 million interest in accounts receivable, consisting of a $296 million interest in accounts receivable which the Company accounts for as a sale under SFAS No. 125 and a $129 million interest in special agreement accounts receivable which were accounted for as a long-term note payable (see note 12). The Company retains the servicing responsibility for these receivables.

9. Common Stock

At December 31, 1997 and 1996, common stock without par value consisted of 500,000,000 shares authorized and 222,546,562 and 222,542,087 shares outstanding, respectively. At December 31, 1997, there were 5,800,841 shares reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan.

Stock Repurchase

During 1997, the Company's Board of Directors authorized the repurchase of up to 25 million shares of its common stock from time to time through open-market, privately negotiated and/or other types of transactions in conformity with the rules of the Securities and Exchange Commission.

     Pursuant to these authorizations, the Company has entered into forward purchase agreements to be settled from time to time, at the Company's election, on either a physical, net share or net cash basis. The amount at which these agreements can be settled is dependent principally upon the market price of the Company's common stock as compared to the forward purchase price per share and the number of shares to be settled. If these agreements had been settled on a net share basis at December 31, 1997, based on the closing price of the
Company's common stock on that date, the Company would have received approximately 1,160,000 shares of Company common stock.

Long-Term Incentive Plan (LTIP)

The Company maintains an LTIP for certain full-time salaried employees of the Company. The types of long-term incentive awards which have been granted under the LTIP are non-qualified options to purchase shares of the Company's common stock, dividend equivalents and shares of restricted common stock. The Company uses the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

If the Company elected to account for the LTIP based on SFAS No. 123, earnings applicable to common stock and earnings per average common share would have been changed to the pro forma amounts as follows:

                                                                                1997          1996
                                                                              Thousands of Dollars
Earnings applicable to common stock                    As reported       $(1,513,910)     $499,169
                                                       Pro forma         $(1,515,895)     $497,887

Earnings per average common share (Dollars)            As reported         $   (6.80)     $   2.24
                                                       Pro forma           $   (6.81)     $   2.24

Options granted under the LTIP become exercisable one year after the date of grant and all options expire 10 years from the date of the grant. Information with respect to the LTIP at December 31, 1997 and changes for the three years then ended, is as follows:

                                                Weighted                  Weighted                  Weighted
                                                 Average                   Average                   Average
                                                Exercise                  Exercise                  Exercise
                                                   Price                     Price                     Price
                                   Shares    (per share)      Shares    (per share)       Shares  (per share)
                                     1997          1997         1996          1996          1995        1995

Balance at January 1            2,961,194      $   26.68   2,591,765     $   26.16     2,651,397   $   26.73
Options granted                 1,139,000          22.49     786,500         28.12       850,700       26.46
Options exercised                      --          --       (369,871)        25.07      (561,232)      23.91
Options cancelled                (283,400)         24.96     (47,200)        29.36      (349,100)      35.57
                                ---------                  ---------                   ---------
Balance at December 31          3,816,794          26.14   2,961,194         26.68     2,591,765       26.16
                                ---------                  ---------                   ---------
Exercisable at
  December 31                   2,800,794          26.65   2,192,694         26.17     1,813,565       25.91
Weighted average fair
  value of options granted
  during year                                  $    2.97                 $    2.78                 $    2.91


The fair value of each  option is  estimated  on the date of the grant using the
Black-Scholes   option-pricing   model  with  the  following   weighted  average
assumptions used for grants in 1997, 1996 and 1995, respectively:

                                   1997           1996           1995

Dividend yield                      6.2%           6.2%           6.2%
Expected volatility                19.5%          16.6%          15.3%
Risk-free interest rate             6.4%           5.5%           6.9%
Expected life (years)                 5              5              5


At December 31, 1997, the option groups outstanding based on ranges of exercise prices is as follows:


                                            Options Outstanding                       Options Exercisable
                                                      Weighted-
                                                        Average     Weighted                    Weighted-
                                                      Remaining      Average                      Average
                                     Number    Contractual Life     Exercise         Number      Exercise
Range of Exercise Prices        Outstanding             (Years)        Price    Exercisable         Price
$15.75 - $20.00                    156,094                4.47       $ 18.65        117,594     $  18.43
$20.01 - $25.00                    863,500                8.23         22.35        153,000        22.66
$25.01 - $30.00                  2,607,000                6.72         27.32      2,518,000        27.22
$30.01 - $50.00                    190,200                9.58         33.27         12,200        37.18
                                 ---------                                       ---------
     Total                       3,816,794                                       2,800,794
                                 =========                                       =========

10. Preferred and Preference Stock

At December 31, 1997 and 1996, Series Preference Stock consisted of 100,000,000 shares authorized, of which no shares were outstanding. At December 31, 1997 and 1996, cumulative Preferred Stock, no par value, consisted of 15,000,000 shares authorized.

                              Current               Shares                         Amount
                           Redemption            Outstanding                Thousands of Dollars
                             Price(a)         1997           1996            1997            1996
Series (without mandatory
     redemption)
$4.68                         104.00       150,000        150,000      $   15,000     $    15,000
$4.40                         112.50       274,720        274,720          27,472          27,472
$4.30                         102.00       150,000        150,000          15,000          15,000
$3.80                         106.00       300,000        300,000          30,000          30,000
$7.96                             --            --        618,954              --          61,895
$7.48                             (b)      500,000        500,000          50,000          50,000
                                       -----------      ---------      ----------      ----------
                                         1,374,720      1,993,674         137,472         199,367
Series (with mandatory
     redemption)
$6.12                             (c)      927,000        927,000          92,700          92,700
                                       -----------      ---------      ----------      ----------
     Total preferred stock             $ 2,301,720      2,920,674      $  230,172      $  292,067
                                       ===========      =========      ==========      ==========

(a) Redeemable, at the option of the Company, at the indicated dollar amounts per share, plus accrued dividends.
(b) None of the shares of this series are subject to redemption prior to April 1, 2003.
(c) There are no annual sinking fund requirements in 1998. Annual sinking fund requirements in 1999 - 2003 are $18,540,000. None of the shares of this series are subject to redemption prior to August 1, 1999.


11. Company Obligated Mandatorily Redeemable Preferred Securities of a Partnership (COMRPS)

At December 31, 1997 and 1996, PECO Energy Capital, L.P. (Partnership), a Delaware limited partnership of which a wholly owned subsidiary of the Company is the sole general partner, had outstanding three and two series, respectively, of cumulative COMRPS, each with a liquidation value of $25 per security. Each series is supported by the Company's deferrable interest subordinated debentures, held by the Partnership, which bear interest at rates equal to the distribution rates on the securities. The interest paid by the Company on the debentures is included in Other Income and Deductions in the Consolidated Statements of Income and is deductible for income tax purposes.

                    Mandatory                         Trust Receipts                     Amount
                   Redemption  Distribution             Outstanding               Thousands of Dollars
At December 31,          Date          Rate            1997          1996            1997           1996
Series
A                      2043       9.00%           8,850,000     8,850,000     $   221,250      $ 221,250
B (a)                  2025       8.72%           3,124,183     3,124,183          80,835         80,932
C (b)                  2037       8.00%           2,000,000            --          50,000             --
                                                 ----------    ----------       ---------      ---------
     Total                                       13,974,183    11,974,183       $ 352,085      $ 302,182
                                                 ==========    ==========       =========      =========

(a) Ownership of this series is evidenced by Trust Receipts, each representing an 8.72% COMRPS, Series B, representing limited partnership interests. The Trust Receipts were issued by PECO Energy Capital Trust I, the sole assets of which are 8.72% COMRPS, Series B. Each holder of Trust Receipts is entitled to withdraw the corresponding number of 8.72% COMRPS, Series B from the Trust in exchange for the Trust Receipts so held.

(b) Ownership of this series is evidenced by Trust Receipts, each representing an 8.00% COMRPS, Series C, representing limited partnership interests. The Trust Receipts were issued by PECO Energy Capital Trust II, the sole assets of which are 8.00% COMRPS, Series C. Each holder of Trust Receipts is entitled to withdraw the corresponding number of 8.00% COMRPS, Series C from the Trust in exchange for the Trust Receipts so held.

12. Long-Term Debt
At December 31,                                Series             Due               1997           1996
                                                                                   Thousands of Dollars
First and refunding mortgage bonds (a)            6 1/8%            1997     $        --    $    75,000
                                                  5 3/8%            1998         225,000        225,000
                                           7 1/2%-9 1/4%            1999         325,000        325,000
                                           5 5/8%-7 3/8%            2001         330,000        330,000
                                               7 1/8%-8%            2002         500,000        500,000
                                          6 3/8%-10 1/4%       2003-2007         565,625        569,688
                                                     (b)       2008-2012         154,200        154,200
                                           6 5/8%-8 3/4%       2018-2022         832,130        832,130
                                           7 1/8%-7 3/4%       2023-2024         775,000        775,000
                                                                             -----------    -----------
Total first and refunding mortgage bonds                                       3,706,955      3,786,018
Notes payable                                                                     15,574             --
Term loan agreements                                 (c)            1997              --        175,000
Pollution control notes                              (d)       2016-2034         212,705        212,705
Medium-term notes                                    (e)       1998-2005          62,400         74,400
Note Payable - accounts receivable agreement         (f)            2000         128,999             --
Unamortized debt discount and premium, net                                       (26,405)       (29,306)
                                                                             -----------    -----------
Total long-term debt                                                           4,100,228      4,218,817
Due within one year                                  (g)                         247,087        283,303
                                                                             -----------    -----------
     Long-term debt included in capitalization       (h)                     $ 3,853,141    $ 3,935,514
                                                                             ===========    ===========

(a)  Utility plant is subject to the lien of the Company's mortgage.
(b) Floating rates, which were an average annual interest rate of 3.725% at December 31, 1997.
(c) The Company has a $900 million unsecured revolving credit facility with a group of banks. The credit facility is composed of a $450 million 364-day credit agreement and a $450 million three-year credit agreement. The Company uses the credit facility principally to support the Company's commercial paper program, which was expanded from $300 million to $600 million in 1997. There was no debt outstanding under this credit facility at December 31, 1997.
(d) Floating rates, which were an average annual interest rate of 3.75% at December 31, 1997.
(e) Medium-term notes collateralized by mortgage bonds. The average annual interest rate was 8.75% at December 31, 1997.
(f)  See note 8.
(g) Long-term debt maturities, including mandatory sinking fund requirements, in the period 1998-2002 are as follows: 1998 - $247,087,409; 1999 -
     $361,945,982; 2000 - $137,129,159; 2001 - $338,433,453; 2002 -
     $508,759,067.
(h) The annualized interest on long-term debt at December 31, 1997, was $286 million, of which $269 million was associated with mortgage bonds and $17 million was associated with other long-term debt.

13. Short-Term Debt

                                                                       1997          1996           1995
                                                                                    Thousands of Dollars
Average borrowings                                              $   248,111     $ 198,090     $   17,560
Average interest rates, computed on daily basis                        5.83%         5.64%         6.25%
Maximum borrowings outstanding                                  $   464,500      $369,500      $ 182,000
Average interest rates, at December 31                                 6.74%         6.90%            --

The Company has a $600 million commercial paper program which is supported by the $900 million revolving credit facility (see note 12). At December 31, 1997, $314 million of commercial paper was outstanding. At December 31, 1997, the Company had formal and informal lines of credit with banks aggregating $75 million. At December 31, 1997, no short-term debt was outstanding under these lines.

14. Income Taxes

Income tax expense (benefit) is comprised of the following components:

For the Years Ended December 31,                                       1997          1996           1995
                                                                         Thousands of Dollars
Included in operations:
Federal
     Current                                                     $  251,509     $ 126,471      $ 190,796
     Deferred                                                       (11,378)      154,564        167,526
     Investment tax credit, net                                     (18,201)      (15,979)       (21,679)
State
     Current                                                         76,689        62,839         79,086
     Deferred                                                        (5,850)       12,206         15,988
                                                                 ----------     ---------      ---------
                                                                    292,769       340,101        431,717
                                                                 ==========     =========      =========

Included in extraordinary item:
Federal
     Current                                                           (123)            -              -
     Deferred                                                      (987,234)            -              -
State
     Current                                                            (29)            -              -
     Deferred                                                      (303,575)            -              -
                                                                 ----------     ---------      ---------
                                                                 (1,290,961)            -              -
                                                                 ----------     ---------      ---------
     Total                                                       $ (998,192)    $ 340,101      $ 431,717
                                                                 ==========     =========      =========

The total income tax provisions, excluding the extraordinary item, differed from amounts computed by applying the federal statutory tax rate to income as follows:

                                                                       1997          1996           1995
                                                                                    Thousands of Dollars
Net Income                                                       $  336,558    $  517,205     $  609,732
Total income tax provisions                                         292,769       340,101        431,717
                                                                 ----------    ----------     ----------
     Income before income taxes                                  $  629,327    $  857,306     $1,041,449
                                                                 ==========    ==========     ==========

Income taxes on above at federal statutory rate
     of 35%                                                      $  220,264    $  300,057     $  364,507
Increase (decrease) due to:
Property basis differences                                           40,828         9,903         11,196
State income taxes, net of federal income tax benefit                46,046        48,779         61,799
Amortization of investment tax credit                               (18,201)      (15,979)       (13,604)
Prior period income taxes                                            (2,985)       (1,707)         1,791
Other, net                                                            6,817          (952)         6,028
                                                                 ----------    ----------     ----------
     Total income tax provisions                                 $  292,769    $  340,101     $  431,717
                                                                 ==========    ==========     ==========
Effective income tax rate                                             46.5%         39.7%          41.5%

Provisions for deferred income taxes consist of the tax effects of the following temporary differences:

                                                                       1997          1996           1995
                                                                                    Thousands of Dollars
Depreciation and amortization                                     $  57,530     $  42,385      $  32,287
Deferred energy costs                                                 2,256        27,374         30,073
Retirement and separation programs                                  (12,734)       19,746         15,733
Incremental nuclear outage costs                                       (981)        2,440          8,079
Uncollectible accounts                                               (1,710)       (2,805)        (1,991)
Reacquired debt                                                      (8,607)       (9,578)        (3,266)
Unbilled revenue                                                     (5,110)        3,910             (5)
Environmental clean-up costs                                        (15,121)         (714)         2,433
Obsolete inventory                                                   (7,074)        5,829          6,362
Limerick plant disallowances and phase-in plan                         (747)         (747)         2,507
AMT credits                                                               -        83,010         91,399
Other nuclear operating costs                                        (9,892)            -              -
Other                                                               (15,038)       (4,080)           (97)
                                                                -----------      --------       --------
     Subtotal                                                       (17,228)      166,770        183,514
Extraordinary item                                               (1,290,809)            -              -
                                                                -----------      --------       --------
     Total                                                      $(1,308,037)     $166,770       $183,514
                                                                ===========      ========       ========

The tax effect of temporary differences giving rise to the Company's net deferred tax liability as of December 31, 1997 and 1996 is as follows:

                                                                          Liability or (Asset)
                                                                        1997               1996
                                                                          Thousands of Dollars
Nature of temporary difference:
Plant basis difference                                            $ 2,620,254        $ 3,795,786
Deferred investment tax credit                                        318,065            336,132
Deferred debt refinancing costs                                       111,651            120,031
Other, net                                                           (249,167)          (167,830)
                                                                  -----------        -----------
     Deferred income taxes (net) on the balance sheet             $ 2,800,803        $ 4,084,119
                                                                  ===========        ===========

The net deferred tax liability shown above as of December 31, 1997 and 1996 is comprised of $3,153 and $4,347 million of deferred tax liabilities, and $352 and $263 million of deferred tax assets, respectively.

     In accordance with SFAS No. 71, the Company recorded a recoverable deferred income tax asset of $586 and $2,322 million at December 31,1997 and 1996, respectively. The December 31, 1997 balance was applicable only to non-electric generation assets, due to the discontinuance of SFAS No. 71 for the Company's electric generation operations. These recoverable deferred income taxes include the deferred tax effects associated principally with liberalized depreciation accounted for in accordance with the ratemaking policies of the PUC, as well as the revenue impacts thereon, and assume recovery of these costs in future rates. At December 31, 1997, $1,763 million of electric generation-related recoverable deferred income taxes were included as part of electric generation-related regulatory assets (see note 4).

     The Internal Revenue Service (IRS) has completed and settled its examinations of the Company's federal income tax returns through 1986. The 1987 through 1990 federal income tax returns have been examined and the Company and the IRS have reached a tentative settlement which would not result in an adverse impact on the Company. The years 1991 through 1993 are currently being examined by the IRS.

     The AMT credit was fully utilized for tax purposes at December 31, 1997, and reduced federal income taxes currently payable by $6 million in 1997.

15. Taxes, Other Than Income - Operating

For the Years Ended December 31,                                  1997            1996              1995
                                                                                    Thousands of Dollars
Gross receipts                                                $163,552        $160,246          $165,172
Capital stock                                                   48,085          41,972            42,444
Real estate                                                     69,597          69,185            71,600
Payroll                                                         25,976          27,585            30,109
Other                                                            2,881             558             4,746
                                                              --------        --------          --------
     Total                                                    $310,091        $299,546          $314,071
                                                              ========        ========          ========


16. Leases

Leased property included in utility plant was as follows:

At December 31,                                                    1997                  1996
                                                                         Thousands of Dollars
Nuclear fuel                                                  $ 521,921             $ 527,116
Electric plant                                                    2,321                 2,069
                                                              ---------             ---------
Gross leased property                                           524,242               529,185
Accumulated amortization                                       (348,309)             (347,097)
                                                              ---------             ---------
     Net leased property                                      $ 175,933             $ 182,088
                                                              =========             =========

Nuclear fuel is amortized as the fuel is consumed. Amortization of leased property totaled $39, $31 and $43 million for the years ended December 31, 1997, 1996 and 1995, respectively. Other operating expenses included interest on capital lease obligations of $9 million in 1997 and 1996, and $10 million in 1995.

Minimum future lease payments as of December 31, 1997 were:

For the Years Ending December 31,                          Capital Leases     Operating Leases      Total
                                                                                     Thousands of Dollars
1998                                                           $   69,820       $  50,584      $  120,404
1999                                                               68,530          49,370         117,900
2000                                                               43,827          45,923          89,750
2001                                                               10,892          43,219          54,111
2002                                                                   92          42,327          42,419
Remaining years                                                       806         537,645         538,451
                                                               ----------     -----------      ----------
Total minimum future lease payments                            $  193,967     $   769,068      $  963,035
                                                                              ===========      ==========
Imputed interest (rates ranging from 6.5% to 17.0%)               (18,034)
                                                               ----------
   Present value of net minimum future lease payments          $  175,933
                                                               ==========

Rental expense under operating leases totaled $74 million in 1997 and 1996, and $115 million in 1995.

17. Jointly Owned Electric Utility Plant

The Company's ownership interests in jointly owned electric utility plant at December 31, 1997 were as follows:

                                                                                              Transmission
                                                         Production Plants                   and Other Plant
                                Peach Bottom             Salem      Keystone     Conemaugh
                                                Public Service           GPU           GPU
                                 PECO Energy      Electric and    Generating    Generating        Various
Operator                             Company       Gas Company         Corp.         Corp.      Companies
Participating interest                42.49%             42.59%        20.99%       20.72%    21% to 43%
Company's share (Thousands of Dollars)
Utility plant                     $  307,029         $   18,331    $  110,661   $  184,037    $   81,072
Accumulated depreciation             175,304             11,134        66,487       78,605        31,273
Construction work in progress         50,028                713        10,067        9,100         1,943

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

18. Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The following disclosures supplement the accompanying Statements of Cash Flows:

                                                      1997            1996           1995
                                                                     Thousands of Dollars
Cash paid during the year:
     Interest (net of amount capitalized)         $405,838        $415,063       $449,664
     Income taxes (net of refunds)                 345,232         251,554        257,677
Noncash investing and financing:
     Capital lease obligations incurred             32,909          33,063         48,760

19. Investments

At December 31,                                                    1997             1996
                                                                    Thousands of Dollars
Trust accounts for decommissioning nuclear plants              $320,442         $266,270
Telecommunications ventures                                      85,601           79,833
Energy services and other ventures                               65,578           44,023
Nonutility property                                              24,697           26,349
Other                                                            19,517           16,099
                                                               --------         --------
     Total                                                     $515,835         $432,574
                                                               ========         ========

20. Financial Instruments

Fair values of financial instruments, including liabilities, are estimated based on quoted market prices for the same or similar issues. The carrying amounts and fair values of the Company's financial instruments as of December 31, 1997 and 1996 were as follows:

Thousands of Dollars                                                     1997                   1996
                                                                Carrying        Fair     Carrying        Fair
                                                                  Amount       Value       Amount       Value

Cash and temporary cash investments                              $33,404     $33,404     $29,235      $29,235
Long-term debt (including amounts due within one year)         4,100,228   4,210,885   4,218,817    4,239,357
Trust accounts for decommissioning nuclear plants                320,442     320,442     266,270      266,270

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and customer accounts receivable. The Company places its temporary cash investments with high-credit quality financial institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation limit. Concentrations of credit risk with respect to customer accounts receivable are limited due to the Company's large number of customers and their dispersion across many industries.

21. Other Income

Settlement of Salem Litigation
On December 31, 1997, the Company received $70 million pursuant to the May 1997 settlement agreement with PSE&G resolving a suit filed by the Company concerning the shutdown of Salem. The agreement also provides that if the outage exceeds 64 reactor unit months, PSE&G will pay the Company $1 million per reactor unit month. As of December 31, 1997, the shutdown of Salem totaled 58 reactor unit months. During the second quarter of 1997, the Company recorded $70 million ($41 million net of income taxes) as Other Income.

Sale of Subsidiary
In June 1995, the Company completed the sale of Conowingo Power Company to Delmarva Power & Light Company (Delmarva) for $150 million. The transaction also included a ten-year contract for the Company to sell power to Delmarva. The Company's gain of $59 million ($27 million net of taxes) on the sale was recorded in the second quarter of 1995.

22. Regulatory Assets and Liabilities

At December 31, 1997 and 1996, the Company had deferred the following regulatory assets on the Consolidated Balance Sheet:

                                                                   1997             1996
                                                                    Thousands of Dollars
Competitive transition charge (see note 4)                   $5,274,624       $        -
Recoverable deferred income taxes (see note 14)                 585,661        2,321,692
Deferred generation costs recoverable in current
   rates (see note 4)                                           424,497                -
Deferred Limerick costs (see note 3)                                 -           361,762
Loss on reacquired debt                                          83,918          283,853
Compensated absences                                              3,881           37,727
Deferred energy costs (see note 3)                               35,665          122,034
Non-pension postretirement benefits (see note 3)                 97,409          233,492
                                                             ----------       ----------
     Total                                                   $6,505,655       $3,360,560
                                                             ==========       ==========

23. Quarterly Data (Unaudited)

The data shown below include all adjustments which the Company considers necessary for a fair presentation of such amounts:

                                 Operating Revenues          Operating Income     Net Income (Loss)
Millions of Dollars                1997         1996         1997        1996       1997       1996
Quarter ended
March 31                          $1,163       $1,171      $  302      $  357     $  113     $  150
June 30                            1,032          989         250         267        123         99
September 30                       1,278        1,110         388         347        158        150
December 31                        1,144        1,014          66         278     (1,891)       118

                              Earnings Applicable             Average Shares              Earnings
                                to Common Stock                 Outstanding           Per Average Share

Millions of Dollars             1997       1996               1997       1996         1997       1996
Quarter ended
March 31                        $109       $146              222.5      222.4        $ 0.49     $ 0.65
June 30                          118         94              222.5      222.5          0.53       0.43
September 30                     154        145              222.5      222.5          0.69       0.65
December 31                   (1,895)       114              222.5      222.5         (8.51)      0.51

The decrease in 1997 first quarter results was primarily due to increased fuel and energy interchange expense resulting primarily from additional purchases needed for increased sales to other utilities and higher replacement power costs due to the Salem outage, milder weather and increased depreciation of assets associated with Limerick.

     The increase in 1997 second quarter results was primarily due to the recognition of the settlement of litigation arising from the Salem outage. Offsetting this increase was higher depreciation of assets associated with Limerick.

     The decrease in 1997 fourth quarter results was primarily due to the extraordinary charge of $8.24 per share resulting from the effects of the PUC Restructuring Order and deregulation of the Company's electric generation operations; several one-time adjustments for changes in employee benefits, write-offs of information systems development charges reflecting clarification of accounting guidelines and additional reserves to revise estimates for accruals; higher income tax adjustments; and higher losses from the Company's non-utility ventures.

Financial Statistics

Summary of Earnings and Financial Condition

For the Years Ended December 31,                1997        1996        1995         1994          1993       1992
                                                                                               Millions of Dollars
Income Data
Operating Revenues                            $4,618     $ 4,284     $ 4,186      $ 4,041       $ 3,988    $ 3,963
Operating Income                               1,006       1,249       1,401        1,064         1,390      1,298
Income before Extraordinary Item                 337         517         610          427           591        479
Extraordinary Item (net of income taxes)      (1,834)          -           -            -             -          -
Net Income                                    (1,497)        517         610          427           591        479
Earnings Applicable to Common
     Stock Before Extraordinary Item          (1,514)        499         587          389           542        418

Earnings per Average Common Share
     Before Extraordinary Item (Dollars)        1.44        2.24        2.64         1.76          2.45       1.90
Extraordinary Item (Per Share)                 (8.24)          -           -            -             -          -
Earnings per Average Common Share              (6.80)       2.24        2.64         1.76          2.45       1.90
Dividends per Common Share (Dollars)            1.80       1.755        1.65        1.545          1.43      1.325
Common Stock Equity (Per Share)                12.25       20.88       20.40        19.41         19.25      18.24
Average Shares of Common Stock
     Outstanding (Millions)                    222.5       222.5       221.9        221.6         221.1      220.2

At December 31,

Balance Sheet Data
Net Utility Plant                             $4,495     $10,760     $10,758      $10,829       $10,763    $10,691
Leased Property, net                             176         182         181          174           194        210
Total Current Assets                           1,003         420         426          427           515        550
Total Deferred Debits and
     Other Assets                              6,683       3,899       3,944        3,992         3,905      1,127
                                             -------     -------     -------      -------       -------    -------
     Total Assets                            $12,357     $15,261     $15,309      $15,422       $15,377    $12,578
                                             =======     =======     =======      =======       =======    =======

Common Shareholders' Equity                  $ 2,727     $ 4,646     $ 4,531      $ 4,303       $ 4,263    $ 4,022
Preferred and Preference Stock
     Without Mandatory Redemption                137         199         199          277           423        423
     With Mandatory Redemption                    93          93          93           93           187        231
Company Obligated Mandatorily
     Redeemable Preferred
     Securities of a Partnership                 352         302         302          221            --         --
Long-term Debt                                 3,853       3,936       4,199        4,786         4,884      5,204
                                             -------     -------     -------      -------       -------    -------
     Total Capitalization                      7,162       9,176       9,324        9,680         9,757      9,880
Total Current Liabilities                      1,619       1,103       1,052          850           954        830
Total Deferred Credits and
     Other Liabilities                         3,576       4,982       4,933        4,892         4,666      1,868
                                             -------     -------     -------      -------       -------    -------
     Total Capitalization and
          Liabilities                        $12,357     $15,261     $15,309      $15,422       $15,377    $12,578
                                             =======     =======     =======      =======       =======    =======

Operating Statistics

For the Years Ended December 31,              1997         1996         1995         1994          1993       1992

Electric Operations
Output (Millions of Kilowatthours)
Fossil                                       9,659       10,856       10,792       11,239        10,352      8,082
Nuclear                                     25,853       24,373       25,499       28,195        27,026     24,428
Hydro                                        1,558        2,404        1,425        1,970         1,699      1,803
Pumped storage output                        1,403        1,540        1,741        1,596         1,478      1,597
Pumped storage input                        (1,924)      (2,230)      (2,507)      (2,256)       (2,192)    (2,217)
Purchase and interchange                    29,615       19,539       13,945        6,164         6,447      8,675
Internal combustion                            144          179          175          106            56         29
                                         ---------    ---------    ---------    ---------     ---------  ---------
     Total electric output                  66,308       56,661       51,070       47,014        44,866     42,397
                                         =========    =========    =========    =========     =========  =========
Sales (Millions of Kilowatthours)
Residential                                 10,407       10,671       10,636       10,859        10,609      9,965
Small commercial and industrial              6,685        6,491        6,200        6,150         5,769      5,396
Large commercial and industrial             15,034       15,208       15,763       15,968        15,956     15,829
Other                                          841          902          860          791           771        962
Unbilled                                        70         (327)         535         (205)           31       (159)
                                         ---------    ---------    ---------    ---------     ---------  ---------
     Service territory                      33,037       32,945       33,994       33,563        33,136     31,993
Interchange sales                            1,927          935          496          768           457      1,231
Sales to other utilities                    28,893       20,243       14,041       10,039         8,670      6,699
                                         ---------    ---------    ---------    ---------     ---------  ---------
     Total electric sales                   63,857       54,123       48,531       44,370        42,263     39,923
                                         =========    =========    =========    =========     =========  =========
Number of Customers, December 31,
Residential                              1,333,861    1,324,448    1,321,379    1,350,210     1,341,873  1,333,926
Small commercial and industrial            144,142      142,431      141,653      143,605       142,363    141,253
Large commercial and industrial              3,308        3,299        3,394        3,603         3,742      3,972
Other                                        1,094        1,051          959          944           888        857
                                         ---------    ---------    ---------    ---------     ---------  ---------
     Total electric customers            1,482,405    1,471,229    1,467,385    1,498,362     1,488,866  1,480,008
                                         =========    =========    =========    =========     =========  =========
Operating Revenues (Millions of Dollars)
Residential                              $   1,357    $   1,370    $   1,379    $   1,371     $   1,351  $   1,308
Small commercial and industrial                779          749          730          710           679        672
Large commercial and industrial              1,077        1,098        1,135        1,149         1,168      1,225
Other                                          148          140          137          136           161        168
Unbilled                                        19          (26)          43          (11)           (1)        (7)
                                         ---------    ---------    ---------    ---------     ---------  ---------
     Service territory                       3,380        3,331        3,424        3,355         3,358      3,366
Interchange sales                               59           26           17           23            14         32
Sales to other utilities                       728          498          334          247           233        199
                                         ---------    ---------    ---------    ---------     ---------  ---------
     Total electric revenues                 4,167        3,855        3,775        3,625         3,605      3,597
                                         ---------    ---------    ---------    ---------     ---------  ---------

Operating Expenses

Operating expenses,
     excluding depreciation                  2,698        2,244        2,026        2,209         1,894      1,990
Depreciation                                   553          462          431          416           401        391
                                         ---------    ---------    ---------    ---------     ---------  ---------
     Total operating expenses                3,251        2,706        2,457        2,625         2,295      2,381
                                         ---------    ---------    ---------    ---------     ---------  ---------
Electric Operating Income                 $    916     $  1,149     $  1,318     $  1,000      $  1,310   $  1,216
                                         =========    =========    =========    =========     =========  =========

Average Use per Residential
  Customer (Kilowatthours)
Without electric heating                     6,695        6,771        6,908        6,736         6,727      6,259
With electric heating                       16,400       17,946       17,189       17,527        17,096     16,298
Total                                        7,830        8,074        8,130        8,041         7,970      7,443

Electric Peak Load, Demand
     (Thousands of Kilowatts)                7,390        6,509        7,244        7,227         7,100      6,617
Net Electric Generating Capacity-
     Year-end Summer Rating
     (Thousands of Kilowatts)                9,204        9,201        9,078        8,956         8,877      8,836
Cost of Fuel per Million BTU              $   0.84     $   0.93     $   0.87      $  0.89      $  0.90   $   0.82
BTU per Net Kilowatthour Generated          10,737       10,682       10,705       11,617        10,675     10,657

For the Years Ended December 31,              1997         1996         1995         1994          1993       1992

Gas Operations
Sales (Millions of Cubic Feet)
Residential                                  1,614        1,681        1,516        1,636         1,637      1,819
House heating                               32,666       35,471       30,698       32,246        30,242     30,218
Commercial and industrial                   19,830       20,999       18,464       19,762        18,635     19,026
Other                                          673        2,571        1,582        7,039         9,733      4,885
Unbilled                                       212       (1,306)       1,710         (474)          676       (736)
                                           -------      -------      -------      -------       -------    -------
     Total gas sales                        54,995       59,416       53,970       60,209        60,923     55,212
Gas transported for customers               30,412       27,891       48,531       29,801        22,946     22,060
                                           -------      -------      -------      -------       -------    -------
     Total gas sales and
     gas transported                        85,407       87,307      102,501       90,010        83,869     77,272
                                           =======      =======      =======      =======       =======    =======

Number of Customers
Residential                                 55,592       56,003       56,533       57,122        59,573     59,859
House heating                              314,335      303,996      295,481      287,481       277,500    269,577
Commercial and industrial                   35,215       34,182       33,308       32,292        31,573     30,956
                                           -------      -------      -------      -------       -------    -------
     Total gas customers                   405,142      394,181      385,322      376,895       368,646    360,392
                                           =======      =======      =======      =======       =======    =======

Operating Revenues (Millions of Dollars)
Residential                                $    17      $    16      $    15      $    16       $    15    $    16
House heating                                  265          249          236          238           202        203
Commercial and industrial                      145          133          126          128           110        113
Other                                            3           11            5           20            28         12
Unbilled                                        (1)          (4)           7           (3)            5         (1)
                                           -------      -------      -------      -------       -------    -------
     Subtotal                                  429          405          389          399           360        343
Other revenues (including
     transported for customers)                 22           24           22           17            23         23
                                           -------      -------      -------      -------       -------    -------
     Total gas revenues                        451          429          411          416           383        366
                                           -------      -------      -------      -------       -------    -------

Operating Expenses
Operating expenses,
     excluding depreciation                    333          302          302          326           279        261
Depreciation                                    28           27           26           26            24         23
                                           -------      -------      -------      -------       -------    -------
     Total operating expenses                  361          329          328          352           303        284
                                           -------      -------      -------      -------       -------    -------
Gas Operating Income                       $    90      $   100      $    83      $    64       $    80    $    82
                                           =======      =======      =======      =======       =======    =======


Securities Statistics
Ratings on PECO Energy Company's securities

                                              Mortgage Bonds                   Preferred Stock
                                                             Date                              Date
Agency                                   Rating       Established          Rating       Established
Duff and Phelps, Inc.                       BBB+          4/92             BBB-             8/91
Fitch Investors Service, Inc.               A-            9/92             BBB+             9/92
Moody's Investors Service                   Baa1          4/92             baa2             4/92
Standard & Poor's Corporation               BBB+          4/92             BBB              4/92


NYSE-Composite Common Stock Prices, Earnings and Dividends by Quarter (Per
Share)

                                    1997                                         1996
                Fourth        Third     Second     First     Fourth       Third       Second         First
               Quarter       Quarter    Quarter   Quarter    Quarter     Quarter      Quarter       Quarter
High price     $25-1/8      $24-5/16   $21-1/8    $26-3/8    $27-3/8     $26-1/4      $26-7/8        $32-1/2
Low price      $21-7/16     $20-3/4    $18-3/4    $20        $23-7/8     $23          $22-1/2        $26-1/4
Close          $24-1/4      $23-7/16   $21        $20-3/8    $25-1/4     $23-3/4      $26            $26-5/8
Earnings      ($8.51)        69(cent)   53(cent)   49(cent)   51(cent)    65(cent)     43(cent)       65(cent)
Dividends       45(cent)     45(cent)   45(cent)   45(cent)   45(cent)    43.5(cent)   43.5(cent)     43.5(cent)

48

Board of Directors

Susan W. Catherwood (54)
Chairman, Trustee Board,
The University of Pennsylvania Medical Center and Health System

Daniel L. Cooper (62)(2)
Former Vice President and General Manager,
Nuclear Services Division
Gilbert/Commonwealth, Inc.

M. Walter D'Alessio (64)
President and Chief Executive Officer,
Legg Mason Real Estate Services (Commercial mortgage banking and pension fund advisors)

G. Fred DiBona, Jr. (46)
President and Chief Executive Officer,
Independence Blue Cross

R. Keith Elliott (55)
Chairman, President and Chief Executive Officer,
Hercules, Inc.

Richard G. Gilmore (70)(1)
Former Senior Vice President,
Finance and Chief Financial Officer of the Company

Richard H. Glanton, Esquire (51)(1)
Partner of the law firm Reed Smith Shaw and McClay

James A. Hagen (65)
Former Chairman, Conrail, Inc.

Admiral Kinnaird R. McKee (68)
Director Emeritus,
U.S. Navy Nuclear Propulsion

Joseph J. McLaughlin (69)(1)
Former President and Chief Executive Officer,
Beneficial Mutual Savings Bank

Corbin A. McNeill, Jr. (58)(1)
Chairman of the Board
President and Chief Executive Officer of the Company

John M. Palms, PhD. (62)
President,
University of South Carolina

Joseph F. Paquette, Jr. (63)(1)
Former Chairman of the Board of Directors of the Company

Ronald Rubin (66)(1)
Chief Executive Officer,
The Rubin Organization, Inc. (Real estate development and management)

Robert Subin (59)
Senior Vice President,
Campbell Soup Company

Officers

Corbin A. McNeill, Jr. (58)
Chairman of the Board of Directors
President and Chief Executive Officer

Dickinson M. Smith (64)
President, PECO Nuclear
and Chief Nuclear Officer

Gregory A. Cucchi (48)(3)
Senior Vice President
Ventures

James W. Durham (60)
Senior Vice President, Legal
and General Counsel

Michael J. Egan (43)(4)
Senior Vice President, Finance
and Chief Financial Officer

William J. Kaschub (55)
Senior Vice President,
Human Resources

Kenneth G. Lawrence (50)(4)
Senior Vice President,
Local Distribution Company

John M. Madara, Jr. (54)
Senior Vice President,
Power Generation Group

William H. Smith, III (49)(5)
Senior Vice President,
Business Services Group

Alvin J. Weigand (59)
Senior Vice President

Gerald R. Rainey (48)
Senior Vice President,
Nuclear Operations

Nancy J. Bessey (44)
Vice President,
Power Transactions

John B. Cotton (53)(6)
Vice President,
Station Support

John Doering, Jr. (54)
Vice President, Operations
Power Generation Group

Gregory P. Dudkin (40)(3)
Vice President,
Power Delivery

Drew B. Fetters (46)
Vice President,
Nuclear Planning and Development

Thomas P. Hill, Jr. (49)
Vice President and Controller

Cassandra A. Matthews (47)(7)
Vice President,
Information Systems

John P. McElwain (47)(6)
Vice President,
Nuclear Projects, PECO Nuclear

J. Barry Mitchell (50)
Vice President,
Finance and Treasurer

Thomas N. Mitchell (42)
Vice President,
Peach Bottom Atomic Power Station

William E. Powell, Jr. (61)
Vice President,
Support Services

James D. von Suskil (51)(8)
Vice President,
Limerick Generating Station

Katherine K. Combs (47)
Corporate Secretary

Edward J. Cullen, Jr. (50)
Assistant Corporate Secretary

Todd D. Cutler (37)
Assistant Corporate Secretary

Diana Moy Kelly (43)
Assistant Treasurer

George R. Shicora (51)
Assistant Treasurer

(1)  Member of the Executive Committee of the Board of Directors
(2)  Elected June 23, 1997
(3)  Effective June 1, 1997
(4)  Effective October 13, 1997
(5)  Effective November 7, 1997
(6)  Effective April 9, 1997
(7)  Effective July 28, 1997
(8)  Effective January 26, 1998