Form 10-K, Exhibit 13
period 1998-12-31
PECO ENERGY CO
filed 1999-04-01
CIK 78100

Management's Discussion and Analysis of Financial Condition and Results of Operations

General
The Electricity Generation Customer Choice and Competition Act (Competition
Act), enacted in December 1996, provided for the restructuring of the electric utility industry in Pennsylvania, including the institution of retail competition for generation supply beginning in 1999. Pursuant to the Competition Act, in April 1997, the Company filed with the Pennsylvania Public Utility Commission (PUC) a restructuring plan in which it identified $7.5 billion of retail electric generation-related stranded costs.

     At December 31, 1997, the Company determined that its electric generation business no longer met the criteria of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." In connection with the discontinuance of SFAS No. 71, the Company performed a market value analysis of its generation assets and wrote-off $1.8 billion (net of income taxes) of unrecoverable electric plant costs and regulatory assets. See Note 4 of Notes to Consolidated Financial Statements.

     In May 1998, the PUC entered an Opinion and Order (Final Restructuring Order) approving a joint petition and settlement of the Company's restructuring case. Under the Final Restructuring Order, the Company has received approval to recover stranded costs of $5.26 billion over 12 years beginning January 1, 1999 with a return of 10.75%. The Final Restructuring Order provides for the phase-in of customer choice of electric generation suppliers (EGS) for all customers:
One-third of the peak load of each customer class on January 1, 1999; one-third on January 2, 1999; and the remainder on January 2, 2000. The Final Restructuring Order calls for an across the board retail electric rate reduction of 8% in 1999. This rate reduction will decrease to 6% in 2000. See Note 3 of Notes to Consolidated Financial Statements.

     Based on the estimated annual sales of the Company in the Final Restructuring Order, the rate reductions are expected to reduce the Company's revenues from retail electric sales by $270 million in 1999 and $200 million in 2000. The Company believes that its revenues from retail electric sales will be further reduced by competition for electric generation services within its traditional service territory. The Company is actively participating in the competitive electric generation supply market throughout Pennsylvania. In addition, the Company anticipates lower depreciation and amortization expense in 1999 as a result of the amortization schedule for the Company's stranded cost recovery.

     In light of the expected impact on future revenues of the Final Restructuring Order and competition for electric generation services, the Company is continuing its cost management efforts through a Cost Competitiveness Review (CCR). The goal of CCR is to achieve significant cost savings while maintaining high levels of service quality, reliability, safety and overall performance. The cost-control targets of CCR include reducing annual operating and maintenance expense by at least $150 million by 2001. The expense reductions will be realized, in part, through the elimination of approximately 1,200 employee positions. As part of the CCR, in April 1998, the Board of Directors authorized the implementation of a retirement incentive program and an enhanced severance benefit program to accompany targeted workforce reductions. In the fourth quarter of 1998, the Company incurred an after-tax charge to earnings of $74 million to recognize costs related to the CCR workforce reduction.

Discussion of Operating Results
Earnings
The Company recorded basic earnings per average common share of $2.24 in 1998 as compared with a loss of $6.80 per share in 1997 and earnings per share of $2.24 in 1996. Earnings per share in 1998 reflect higher revenues net of fuel of $0.14 per share primarily attributable to sales to other utilities and interchange sales; lower operating and maintenance expenses of $0.10 per share and lower fuel expenses of $0.22 per share as a result of the full return to service of Salem Nuclear Generating Station (Salem); and lower operating and maintenance expenses of $0.21 per share. In addition, earnings include the effects of a lower effective income tax rate of $0.34 per share. These increases were partially offset by higher depreciation and amortization expense of $0.17 per share; a charge of $0.33 per share related to the CCR workforce reduction program initiated in 1998; and an extraordinary charge of $0.09 per share for premiums paid in connection with the redemption of higher cost long-term debt.

     The loss in 1997 of $6.80 per common share was primarily due to an extraordinary charge of $8.24 per share reflecting the effects of the PUC Restructuring Order and deregulation of the Company's electric generation operations. 1997 earnings were also reduced by several one-time charges totaling $0.56 per share for changes in employee benefits, write-offs of information systems development charges reflecting clarification of accounting guidelines and additional reserves, including those for environmental site remediation; by $0.30 per share for higher depreciation expense resulting from a full year's increase in depreciation and amortization of assets associated with Limerick Generating Station (Limerick) and other assets; by $0.12 per share for income tax adjustments; by $0.09 per share for losses from new non-utility ventures; and by $0.05 per share for increased depreciation expense due to plant additions. These decreases were partially offset by a one-time $0.18 per share credit relating to the settlement of litigation arising from the outage of Salem; $0.08 per share for operational efficiencies; and higher revenues net of fuel of $0.06 per share primarily due to increased sales to other utilities.

Significant Operating Items

Revenue and Expense Items as a Percentage of Total Operating Revenues                    Percentage Dollar Changes
------------------------------------------------------------------------------------------------------------------------
     1998        1997        1996                                                  1998-1997                   1997-1996
------------------------------------------------------------------------------------------------------------------------
      92%         90%         90%     Electric                                        15%                          8%
       8%         10%         10%     Gas                                            (11%)                         5%
   ------       -----       -----                                                  -------                     ------
     100%        100%        100%     Total Operating Revenues                        13%                          8%
   ======       =====       =====                                                  =======                     ======
      34%         28%         23%     Fuel and Energy Interchange                     36%                         33%
      24%         31%         30%     Operating and Maintenance (a)                  (12%)                        12%
      12%         12%         11%     Depreciation and Amortization                   11%                         19%
       5%          7%          7%     Taxes Other Than Income                        (10%)                         4%
   ------       -----       -----                                                  -------                     ------
      75%         78%         71%     Total Operating Expenses                         9%                         19%
   ======       =====       =====                                                  =======                     ======
      25%         22%         29%     Operating Income                                28%                        (19%)
   ======       =====       =====                                                  =======                     ======
      (7%)        (9%)       (10%)    Interest Expense                               (10%)                        (2%)
   ------       -----       -----                                                  -------                     ------
      (9%)        (8%)        (9%)    Total Other Income and Deductions              (15%)                         4%
   ------       -----       -----                                                  -------                     ------
      16%         14%         20%     Income Before Taxes and Extraordinary Item      35%                        (27%)
   ------       -----       -----                                                  -------                     ------
       6%          6%          8%     Income Taxes                                     9%                        (14%)
   ------       -----       -----                                                  -------                     ------
      10%          8%         12%     Income Before Extraordinary Item                58%                        (35%)
   ======       =====       =====                                                  =======                     ======

(a) Includes Early Retirement and Separation Programs Expense in 1998.



Operating Revenues
Total operating revenues increased in 1998 by $593 million to $5,210 million. This represented a $644 million increase in electric revenues and a $51 million decrease in gas revenues compared to 1997. Electric revenues increased as a result of additional sales to other utilities and interchange sales, in addition to higher wholesale prices. The decrease in gas revenues was primarily attributable to lower sales to house heating, small commercial and residential customers as a result of milder weather conditions in 1998, partially offset by higher purchased gas clause revenues charged in 1998 compared to 1997.

     Total operating revenues increased in 1997 by $334 million to $4,618 million. This represented a $312 million increase in electric revenues and a $22 million increase in gas revenues over 1996. The increase in electric revenues was primarily due to increased sales to other utilities. The increase in gas revenues was primarily due to higher revenues from sales to commercial, house heating and residential customers resulting from higher purchased gas clause revenues charged in 1997 compared to 1996, partially offset by lower sales resulting from milder weather conditions in 1997. This increase was partially offset by reduced sales to interruptible customers switching to transportation service.

Increases/(decreases) in electric sales and revenues by class of customer for 1998 compared to 1997 and 1997 compared to 1996 are set forth as follows:

                                             1998 - 1997                        1997 - 1996
                               -----------------------------------------------------------------------
                                    Electric           Electric          Electric          Electric
                                     Sales             Revenues           Sales            Revenues
                               -----------------------------------------------------------------------
                               (Millions of kWh)   (Millions of $)  (Millions of kWh)   (Millions of $)
                               -----------------   ---------------  -----------------   ---------------
Residential                            356           $    30               (48)          $    (1)
House Heating                         (140)              (10)             (217)              (12)
Small Commercial
        and Industrial                 203                 5               194                30
Large Commercial
        and Industrial                 644               (11)             (174)              (21)
Other                                  (38)                2               (61)                8
Unbilled                                61               (18)              397                45
                               -----------------   ---------------  -----------------   ---------------
        Service Territory            1,086                (2)               91                49
Interchange Sales                    1,556               152               992                33
Sales to Other Utilities             8,365               494             8,650               230
                               -----------------   ---------------  -----------------   ---------------
Total                               11,007           $   644             9,733           $   312
                               =================   ===============  =================   ===============

Fuel and Energy Interchange Expense
Fuel and energy interchange expense increased in 1998 by $462 million to $1,752 million. The increase was primarily due to increased energy purchases associated with increased sales to other utilities and interchange sales partially offset by reduced replacement power expense related to Salem. Increases in purchases of non-utility generation also contributed to increased fuel expense in 1998. Fuel and energy interchange expense as a percentage of operating revenues, increased from 28% to 34% principally as a result of energy purchases associated with increased sales to other utilities and interchange sales.

     Fuel and energy interchange expense increased in 1997 by $318 million to $1,290 million. The increase was primarily due to purchases associated with increased sales to other utilities and a one-time billing credit in 1996 from a non-utility generator. Fuel and energy interchange expense as a percentage of operating revenues increased from 23% to 28% principally due to purchases associated with increased sales to other utilities.

Operating and Maintenance Expense
Operating and maintenance expense, inclusive of expenses associated with early retirement and separation programs, decreased in 1998 by $178 million to $1,253 million. The decrease in 1998 was primarily attributable to the full return to service of Salem which resulted in lower restart expenses, a credit to pension and benefits expense related to the performance of pension plan investments and lower property insurance and workers compensation insurance. These decreases were partially offset by the charge associated with the CCR workforce reduction program and increased power marketing expenses.

     Operating and maintenance expense increased in 1997 by $157 million to $1,431 million primarily due to several one-time charges totaling $187 million, including charges for changes in employee benefits, write-offs of information systems development charges reflecting clarification of accounting guidelines and additional reserves, including reserves for environmental site remediation. These increases were partially offset by lower operating costs at Company-operated nuclear generating stations and lower administrative and general expenses resulting from the Company's ongoing cost-control efforts.

Depreciation and Amortization Expense
Depreciation and amortization expense increased in 1998 by $62 million to $643 million. The increase was primarily due to the amortization of Deferred Generation Costs Recoverable in Current Rates during 1998, preceding the Company's transition to market-based pricing of electric generation in 1999. Included in this amortization were charges that were included in operating and maintenance expense and interest expense in 1997.

     Depreciation and amortization expense increased in 1997 by $92 million to $581 million. The increase was primarily due to increased depreciation of assets associated with Limerick which became effective October 1, 1996. Depreciation and amortization expense also increased due to additions to plant in service.

Interest Charges
Interest charges consist of interest expense, distributions on Company Obligated Mandatorily Redeemable Preferred Securities of a Partnership (COMRPS) and Allowance for Funds Used During Construction (AFUDC). Interest charges decreased in 1998 by $22 million to $358 million. The decrease was primarily due to the Company's program to reduce and/or refinance higher cost, long-term debt, lower variable interest rates and the discontinuance of amortization of the loss on reacquired debt related to electric generation operations as of December 31, 1997. These decreases were partially offset by lower AFUDC and capitalized interest resulting from fewer projects in the construction base in 1998 and the replacement of $62 million of preferred stock with COMRPS in the third quarter of 1997.

     Interest charges decreased in 1997 by $9 million to $380 million. The decrease was primarily due to the Company's program to reduce and/or refinance higher-cost, long-term debt. This decrease was partially offset by the replacement of $62 million of preferred stock with COMRPS in the third quarter of 1997.

Other Income and Deductions
Excluding Interest Charges
Other income and deductions excluding interest charges decreased in 1998 by $77 million to a deduction of $73 million. The decrease was primarily due to the settlement of litigation arising from the shutdown of Salem recognized in 1997 and losses from the Company's non-utility ventures, which are accounted for under the equity method, partially offset by interest income on a gross receipts tax refund.

     Other income and deductions excluding interest charges increased in 1997 by $6 million to $4 million. The increase was primarily due to the settlement of litigation arising from the shutdown of Salem, partially offset by losses from the Company's non-utility ventures. Also offsetting the increase was the write-off of one of the Company's telecommunications investments as a result of the auctioning of personal communications systems "C-block" licenses by the Federal Communication Commission.

Income Taxes
Income taxes increased in 1998 by $27 million to $320 million. The Company's effective income tax rate decreased, however, from 46.5% to 37.5% in 1998 primarily as a result of full normalization of deferred taxes associated with deregulated generation plant.

     Income taxes decreased in 1997 by $47 million to $293 million. The Company's effective income tax rate increased, however, from 39.7% to 46.5% in 1997 primarily attributable to reduced tax depreciation benefits from plant and regulatory assets which were not fully normalized for ratemaking purposes.

Preferred Stock Dividends
Preferred stock dividends decreased in 1998 by $4 million to $13 million and decreased in 1997 by $1 million to $17 million. The decreases were primarily a result of the replacement of $62 million of preferred stock with COMRPS in the third quarter of 1997.

Discussion of Liquidity and Capital Resources
The Company's capital resources are primarily provided by internally generated cash flows from utility operations and, to the extent necessary, external financing. Such capital resources are used to fund the Company's capital requirements, including investments in new and existing ventures, to repay maturing debt and to make preferred and common stock dividend payments.

     Cash flows from operations were $1,433 million in 1998 as compared to $1,038 million in 1997 and $1,172 million in 1996. The increase in 1998 was principally attributable to improved operating results and changes in working capital.

     Cash flows used in investing activities were $462 million in 1998 as compared to $573 million in 1997 and $663 million in 1996. Expenditures under the Company's construction program decreased to $415 million in 1998. Net funds invested in diversified activities in 1998 were $47 million, consisting of $17 million for telecommunications ventures, $21 million for nuclear plant decommissioning trust funds and $9 million for other deposits and ventures. In 1997 and 1996, funds used in similar activities were $83 million and $114 million, respectively.

     Cash flows used in financing activities were $956 million in 1998 as compared to $461 million in 1997 and $501 million in 1996. The increase in 1998 was primarily attributable to increased retirement of long-term debt partially offset by lower dividends on common stock. During 1998, in anticipation of competition, which is expected to reduce cash flows, the Company reduced its dividend payment requirements by reducing its common stock dividend to $1 per share. The decrease in 1997 was primarily due to fewer retirements of higher-cost debt.

     The Company's capital expenditures are currently estimated to be $440 million in 1999. Certain facilities under construction and to be constructed may require permits and licenses which the Company has no assurance will be granted. Capital expenditures do not include investments in joint ventures including investments related to the Company's strategy to expand its generation portfolio. See"Outlook-Expansion of Generation Portfolio." The Company may use internally generated funds or external financing or a combination of both to finance any acquisition.

     The Company meets its short-term liquidity requirements primarily through the issuance of commercial paper and borrowings under bank credit facilities. The Company has a $900 million unsecured revolving credit facility with a group of banks which consists of a $450 million 364-day credit agreement and a $450 million three-year credit agreement. The Company uses the credit facility principally to support its $600 million commercial paper program. There was no debt outstanding under this credit facility at December 31, 1998. The Company had $525 million of short-term debt, consisting of $125 million of commercial paper, and a $400 million term loan, outstanding at December 31, 1998.

     At December 31, 1998, the Company's embedded cost of debt was 6.65% with 29% of the Company's long-term debt having floating rates.

     At December 31, 1998, the Company's capital structure consisted of 44.2% common equity; 8.4% preferred stock and COMRPS (which comprised 5.1% of the Company's total capitalization structure); and 47.4% long-term debt.

     In the Final Restructuring Order, the PUC authorized the Company to securitize up to $4 billion of its allowed $5.26 billion stranded cost recovery through the issuance of transition bonds (Transition Bonds). The proceeds of any securitization are required to be used by the Company principally to reduce its stranded costs and related capitalization. The Company currently proposes to securitize its allowed stranded asset recovery, up to the maximum amount authorized by the PUC, through the issuance of Transition Bonds by a special purpose subsidiary (SPS). The Transition Bonds will be obligations of the SPS secured by intangible transition property (ITP). ITP represents the irrevocable right of the Company or its assignee, to collect non-bypassable charges from customers to recover stranded costs. The Transition Bonds will be included in the consolidated capitalization of the Company. Because the Transition Bonds will be obligations of the SPS, payable from the ITP owned by the SPS, the Company does not expect the issuance of Transition Bonds to adversely affect the ratings on the Company's securities which remain outstanding after issuance of Transition Bonds.

     In anticipation of the issuance of Transition Bonds, the Company's Board of Directors authorized the repurchase of up to 25 million shares of the Company's common stock from time to time through open market, privately negotiated and/or other types of transactions. The Company has entered into forward purchase agreements to be settled from time to time, at the Company's election on either a physical, net share or net cash basis. The amount at which these agreements can be settled is dependent principally upon the market price of the Company's common stock as compared to the forward purchase price per share and the number of shares to be settled. If these agreements had been settled on a net share basis at December 31, 1998, based on the closing price of the Company's common stock on that date, the Company would have received approximately 4.6 million shares of the Company's common stock.

     The Company has entered into treasury forwards and forward starting interest rate swaps to manage interest rate exposure associated with the anticipated issuance of Transition Bonds. The fair value of ($4.7 million) was based on the present value difference between the contracted rate (i.e., hedged rate) and the market rates at December 31, 1998.

     The aggregate change in fair value of the Transition Bond derivative instruments that would have resulted from a hypothetical 50 basis point decrease in the spot yield at December 31, 1998 is estimated to be $128 million. If the derivative instruments had been terminated at December 31, 1998, this estimated fair value represents the amount to be paid by the Company to the counterparties.

     The aggregate change in fair value of the Transition Bond derivative instruments that would have resulted from a hypothetical 50 basis point increase in the spot yield at December 31, 1998 is estimated to be $113 million. If the derivativeinstruments had been terminated at December 31,1998, this estimated fair value represents the amount to be paid by the counterparties to the Company.

Outlook
The Company is entering a period of financial uncertainty as a result of the deregulation of its electric generation operations. Under the terms of the Final Restructuring Order, revenues from regulated rates will decrease. In addition, the Company will sell an increasing portion of its energy at market-based rates. The Company believes that the deregulation of its electric generation operations and other regulatory initiatives designed to encourage competition will increase the Company's risk profile by changing and increasing the number of factors upon which the Company's financial results are dependent. This may result in more volatility in the Company's future results of operations. The Company believes that it has significant advantages that will strengthen its position in the increasingly competitive electric generation environment. These advantages include the ability to produce electricity at a low variable-cost and the demonstrated ability to market power in the competitive wholesale markets.

     The Company's future financial condition and results of operations are substantially dependent upon the effects of the Final Restructuring Order and retail and wholesale competition for generation services. Additional factors that affect the Company's financial condition and results of operations include operation of nuclear generating facilities, Year 2000 issues, new accounting pronouncements, inflation, weather, compliance with environmental regulations and the profitability of the Company's investments in new ventures.

Final Restructuring Order
The Final Restructuring Order contains a number of provisions which the Company expects will significantly impact its future results of operations and financial condition, including mandated rate reductions, extended rate caps, provisions designed to enhance competition for generation services, the amortization of the Company's stranded cost recovery and the securitization of stranded cost recovery.

     The Final Restructuring Order mandates retail electric rate reductions of 8% in 1999 and 6% in 2000 from rates in existence on December 31, 1996. Based on the estimated annual sales of the Company in the Final Restructuring Order, these rate reductions will reduce the Company's revenue from retail electric sales by $270 million and $200 million in 1999 and 2000, respectively. The Company's revenue from retail electric sales will be further reduced to the extent that customers purchase generation service from alternate EGS.

     The Final Restructuring Order caps the Company's retail transmission and distribution rates at their current levels through June 30, 2005. The Final Restructuring Order also established rate caps for generation services, consisting of the charge for stranded cost recovery and a charge for energy and capacity, through 2010. The rate caps will limit the Company's ability to pass cost increases through to customers.

     The Final Restructuring Order contains a number of provisions which are designed to encourage competition for generation services. The Final Restructuring Order establishes an above-market shopping credit for generation services, equivalent to the Company's energy and capacity charge, in order to provide an economic incentive for customers to choose an alternate EGS. If market prices of retail generation services remain below the shopping credits for generation established by the Final Restructuring Order, this economic incentive to choose an alternate EGS will continue. If, on the other hand, market prices of retail generation services exceed the shopping credits for generation, customers will have an economic incentive to purchase generation services from the Company as the provider of last resort (PLR) at below market rates. Additionally, if on January 1, 2001 and January 1, 2003, less than 35% and 50%, respectively, of the Company's residential and commercial customers are obtaining generation service from alternate EGS, the non-shopping customers will be randomly assigned to EGS, including those affiliated with the Company, to meet these thresholds. Further, on January 1, 2001, 20% of all the Company's residential customers, whether or not such customers are obtaining generation service from an alternate EGS, will be assigned to a PLR other than the Company. Such alternate supplier will be selected by a PUC-approved bidding process. The right to provide this competitive default service will be rebid annually, and if the number of residential customers served by this service falls below 17%, further random selection of customers will be assigned to achieve the 20% level.

     The Company's recovery of stranded costs is based on the level of transition charges established in the Final Restructuring Order and the projected annual retail sales in the Company's service territory. Recovery of transition charges for stranded costs will be included in operating revenue and are expected to be $552 million in 1999, increasing to $932 million by 2010, the final year of stranded cost recovery. Amortization of the Company's stranded cost recovery, which is a regulatory asset, will be included in depreciation and amortization, beginning in 1999 at a level of ($14) million and increasing by 2010 to $879 million. The Company is allowed a 10.75% return on the unamortized balance. As a result of this amortization schedule, the Company expects its earnings to be disproportionately benefited by the recovery of stranded assets in the early years of the transition period declining over the life of the recovery as the balance of the unamortized regulatory asset is reduced.

     Under the Final Restructuring Order, the Company may securitize up to $4 billion of its $5.26 billion of stranded cost recovery through the issuance of Transition Bonds. The rate reductions and rate caps of the Final Restructuring Order anticipate the benefits of securitization and no adjustment in the Company's base rates will be made upon the issuance of Transition Bonds. As a result of the 10.75% allowed return on the unamortized balance of stranded cost recovery and expected costs of securitization substantially below this allowed return, the Company anticipates that successful securitization, resulting in a reduction of its common equity, will improve the Company's future financial results.

Competition
The Company competes in both the retail electric generation market in Pennsylvania and the wholesale electric generation market nationally. Competition for electric generation services is expected to create new uncertainties in the utility industry. These uncertainties include future prices of generation services in both the wholesale and retail markets; potential changes in the Company's customer profiles, both at the retail level where change is expected to be ongoing as a result of customer choice, and between the retail and wholesale markets; and supply and demand volatility.

     Retail competition for generation supply commenced in January 1999, with two-thirds of Pennsylvania electric utility consumers having the right to choose their suppliers of generation service. The Company is actively competing for a share of the generation supply market in its traditional service territory through PECO Energy Distribution as the PLR for customers who do not or cannot choose an alternate EGS and throughout Pennsylvania through Exelon Energy, the Company's new competitive supplier. Generation services provided by PECO Energy Distribution are at the energy and capacity charge mandated by the Final Restructuring Order. Generation services offered by Exelon Energy are at competitive market prices. Customers who continue to take generation service from PECO Energy Distribution may choose an alternate generation supplier at any time. As of January 12, 1999, approximately 12% of the Company's residential and small commercial customers and approximately 50% of its large commercial and industrial customers had selected an alternate EGS. As of that date, Exelon Energy is providing generation service to approximately 135,000 business and residential customers throughout Pennsylvania. Because the energy and capacity charge (shopping credit) established by the PUC in the Restructuring Order remains above current retail market prices for generation services, including those offered by Exelon Energy, the Company's retail revenues will be reduced to the extent customers choose an alternate EGS, including Exelon Energy. To the extent that the Company cannot replace lost retail sales through PECO Energy Distribution with retail sales by Exelon Energy, the Company will be required to sell a larger portion of its energy and capacity in the wholesale market. Since prices in the wholesale market are currently lower on average than those charged in the competitive retail market, this will adversely affect the Company's revenues and profit margins.

     The Company is a low variable-cost electricity producer, which puts it in a favorable position to take advantage of opportunities in the electric retail and wholesale generation markets. The Company's competitive position and its future financial condition and results of operations are dependent on the Company's ability to successfully operate its low variable-cost power plants and market its power effectively in competitive wholesale markets.

     The Company competes in the wholesale market by selling the energy and capacity from the Company's installed capacity not utilized in the retail market and buying and selling energy from third parties. The Company enters into both long-term and short-term commitments to buy and sell power. Currently, the Company's long-term commitments, together with the energy the Company expects to market from the Company's installed capacity, make the Company a net power seller. This long position, however, exposes the Company to the risk of declining revenues in periods of low wholesale demand for generation services. See Note 5 of Notes to Consolidated Financial Statements.

     There is an initiative in the Pennsylvania legislature to deregulate the gas industry, which has the support of the governor. The Company cannot predict whether the Pennsylvania legislature will enact legislation that deregulates the gas industry or whether the governor will ultimately sign into law any such legislation. The Company cannot predict the ultimate effect of gas industry deregulation on its future financial condition or results of operations.

Regulation and Operation of Nuclear Generating Facilities
The Company's financial condition and results of operations are in part dependent on the continued successful operation of its nuclear generating facilities. The Company's nuclear generating facilities represent 44% of its installed generating capacity. Because of the Company's reliance on its nuclear generating units, any changes in regulations by the Nuclear Regulatory Commission (NRC) requiring additional investments or resulting in increased operating costs of nuclear generating units could adversely affect the Company.

     During 1998, Company-operated nuclear plants operated at an 86% weighted-average capacity factor and Company-owned nuclear plants operated at an 83% weighted-average capacity factor. Company-owned nuclear plants produced 39% of the Company's electricity. Nuclear generation is currently the most cost-effective way for the Company to meet customer needs and commitments for sales to other utilities. See "Expansion of Generation Portfolio".

New Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to establish accounting and reporting standards for derivatives. The new standard requires recognizing all derivatives as either assets or liabilities on the balance sheet at their fair value and specifies the accounting for changes in fair value depending upon the intended use of the derivative. The new standard is effective for fiscal years beginning after June 15, 1999. The Company expects to adopt SFAS No. 133 in the first quarter of2000. The Company is in the process of evaluating the impact of SFAS No. 133 on its financial statements.

     In November 1998, the FASB's Emerging Issues Task Force issued EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." EITF 98-10 outlines attributes that may be indicative of an energy trading operation and gives further guidance on the accounting for contracts entered into by an energy trading operation. This accounting guidance requires mark-to-market accounting for contracts considered to be a trading activity. EITF 98-10 is applicable for fiscal years beginning after December 15, 1998 with any impact recorded as a cumulative effect adjustment through retained earnings at the date of adoption. At December 31, 1998, the Company has evaluated its wholesale marketing operation and related contracts under the guidance provided in EITF 98-10. For those contracts entered into in the over-the-counter market and considered to be a trading activity, the Company believes the impact to be immaterial. However, with respect to the long-term commitments considered to be trading activities, the Company is continuing to evaluate these commitments and the impact of adopting EITF 98-10.

Other Factors
Annual and quarterly operating results can be significantly affected by weather. Since the Company's peak demand is in the summer months, temperature variations in summer months are generally more significant than variations during winter months.

     Inflation affects the Company through increased operating costs and increased capital costs for utility plant. As a result of the rate caps imposed under the Final Restructuring Order and expected price pressures due to competition, the Company may have a limited opportunity to pass the costs of inflation through to customers.

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

     The Company has identified 28 sites where former manufactured gas plant
(MGP) activities have or may have resulted in actual site contamination. The Company is presently engaged in performing various levels of activities at these sites, including initial evaluation to determine the existence and nature of the contamination, detailed evaluation to determine the extent of the contamination and the necessity and possible methods of remediation, and implementation of remediation. The Pennsylvania Department of Environmental Protection has approved the Company's clean-up of three sites. Eight other sites are currently under some degree of active study and/or remediation.

     As of December 31, 1998 and 1997, the Company had accrued $60 and $63 million, respectively, for environmental investigation and remediation costs, including $33 and $35 million, respectively, for MGP investigation and remediation that currently can be reasonably estimated. The Company expects to expend $3 million for environmental remediation activities in 1999. The Company cannot predict whether it will incur other significant liabilities for any additional investigation and remediation costs at these or additional sites identified by the Company, environmental agencies or others, or whether such costs will be recoverable from third parties.

     For a discussion of other contingencies, see Note 5 of Notes to Consolidated Financial Statements.

Year 2000 Readiness Disclosure
Due to the severity of the potential impact of the Year 2000 Issue (Y2K Issue) on the electric utility industry, the Company has adopted a comprehensive schedule to achieve Y2K readiness by the time specified by the NRC. The Company has dedicated extensive resources to its Y2K Project (Project) and believes the project is progressing on schedule.

     The Project is addressing the issue resulting from computer programs using two digits rather than four to define the applicable year and other programming techniques that constrain date calculations or assign special meanings to certain dates. Any of the Company's computer systems that have date-sensitive software or microprocessors may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, a temporary inability to process transactions, send bills, operate generating stations, or engage in similar normal business activities.

     The Company has determined that it will be required to modify, convert or replace significant portions of its software and a subset of its system hardware and embedded technology so that its computer systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with these modifications, conversions and replacements the effect of the Y2K Issue on the Company can be mitigated. If such modifications, conversions and replacements are not made, or are not completed in a timely manner, the Y2K Issue could have a material impact on the operations and financial condition of the Company. The costs associated with this potential impact are not presently quantifiable.

     The Company is utilizing both internal and external resources to reprogram, or replace and test software and computer systems for the Project. The Project is scheduled for completion by July 1, 1999, except for a small number of modifications, conversions or replacements that are impacted by vendor dates and/or are being incorporated into scheduled plant outages between July and October 1999.

     The Project is divided into four major sections - Information Technology Systems (IT Systems), Embedded Technology (devices used to control, monitor or assist the operation of equipment, machinery or plant), Supply Chain (third-party suppliers and customers), and Contingency Planning. The general phases common to all sections are: (1) inventorying Y2K items; (2) assigning priorities to identified items; (3) assessing the Y2K readiness of items determined to be material to the Company; (4) converting material items that are determined not to be Y2K ready; (5) testing material items; and (6) designing and implementing contingency plans for each critical Company process. Material items are those believed by the Company to have a risk involving the safety of individuals, may cause damage to property or the environment, or affect revenues.

     The IT Systems section includes both the conversion of applications software that is not Y2K ready and the replacement of software when available from the supplier. The Company estimates that the software conversion phase was approximately 66% complete at January 27, 1999, and the remaining conversions are expected to be completed by the scheduled end date. The Company has been experiencing slippage in delivery dates of vendor supplied products which may have a minor impact on the July 1, 1999 target completion date. Contingency planning for IT Systems is scheduled to be completed by July 1, 1999 with an interim date of March 31, 1999 that addresses PUC contingency planning requirements. The Project has identified 380 critical systems of which 238 are IT Systems. The current readiness status of IT Systems is set forth below:

    Number of Systems              Progress Status
    -----------------------------------------------------------
     79 Systems                    Y2K Ready
     65 Systems                    In Testing
     87 Systems                    In Active Code Modification,
                                      Or Package Upgrading
      7 Systems                    Not Started

     The Embedded Technology section consists of hardware and systems software other than IT Systems. The Company estimates that the Embedded Technology section was approximately 75% complete at January 27, 1999. The remaining conversions are on schedule to be tested and ready by July 1, 1999, except for a small number of systems which will be extended into the fall of 1999 because their final tests will occur during a planned generating plant outage. Contingency planning for Embedded Technology is scheduled to be completed by July 1, 1999 with an interim date of March 31, 1999 that addresses PUC contingency planning requirements. The Project has identified 142 critical Embedded Technology systems. The current readiness status of those systems is set forth below:

    Number of Systems              Progress Status
    -----------------------------------------------------------
        31 Systems                 Y2K Ready
        29 Systems                 In Final Quality Review
        76 Systems                 In Progress
        6  Systems                 Not Started

     The Supply Chain section includes the process of identifying and prioritizing critical suppliers and communicating with them about their plans and progress in addressing the Y2K Issue. The Company initiated formal communications with all of its critical suppliers to determine the extent to which the Company may be vulnerable to their Y2K issues. The process of evaluating these critical suppliers has commenced and is scheduled to be completed by March 31, 1999.

     The Company, like other companies, is interconnected with many businesses, including electric utilities, natural gas pipelines and municipalities. The Company is working with businesses where interconnections exist to determine and monitor their Y2K readiness efforts. In addition, the Company is currently developing contingency plans to address how to respond to events which may disrupt normal operations. These plans address Y2K risk scenarios that cross departmental, business unit and industry lines as well as specific risks from various internal and external sources, including supplier readiness. Emergency plans already exist that cover various aspects of the Company's business. These plans are being reviewed and updated, as needed, to address the Y2K Issue. The Company is also participating in industry contingency planning efforts.

     The estimated total cost of the Project is $75 million, the majority of which will be incurred during testing. This estimate includes the Company's share of Y2K costs for jointly owned facilities. The total amount expended on the Project through December 31, 1998 was $21 million. The Company expects to fund the Project from operating cash flows.

     The Company's failure to become Y2K ready could result in an interruption in or a failure of certain normal business activities or operations. In addition, there can be no assurance that the systems of other companies on which the Company's systems rely or with which they communicate will be converted in a timely manner, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, will not have a material adverse effect on the Company. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. The Company is currently developing contingency plans to address how to respond to events that may disrupt normal operations, including activities with PJM Interconnection, LLC.

     The costs of the Project and the date on which the Company plans to complete the Y2K modifications are based on estimates, that were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors, such as regulatory requirements that impact key systems. There can be no assurance that these estimates will be achieved. Actual results could differ materially from the projections. Specific factors that might cause a material change include, but are not limited to, the availability and cost of trained personnel, the ability to locate and correct all relevant computer programs and microprocessors.

     The Project is expected to significantly reduce the Company's level of uncertainty about the Y2K Issue. The Company believes that the completion of the Project, as scheduled, minimizes the possibility of significant interruptions of normal operations.

Expansion of Generation Portfolio
The Company established specific goals to increase its generation capacity from 9 gigawatts to 25 gigawatts by 2003. The Company is targeting a balanced portfolio of nuclear, hydro and clean burning fossil capacity through the acquisition of plants and long-term supply agreements. In order to meet this strategic objective the Company may require significant capital resources.

     In October 1998, the Company through AmerGen Energy Company, LLC, a 50% owned joint venture with British Energy, Inc., entered into a definitive asset purchase agreement with GPU, Inc. (GPU) to acquire GPU's 786 megawatt Three Mile Island Unit No. 1 Nuclear Generating Facility for approximately $23 million in cash, $77 million for nuclear fuel payable over five years and certain contingent payments based upon future wholesale market prices. The Company currently expects the acquisition, which is subject to various regulatory approvals, to close by mid-year 1999.

Corporate Restructuring
In 1999, the Company's common shareholders will vote on a management proposal for the formation of a holding company. The holding company will be formed through the exchange of PECO Energy common stock for common stock of the holding company. As a result, the Company will become a wholly owned subsidiary of the holding company. The formation of the holding company will not affect the Company's other securities. Management has proposed the formation of the holding company to facilitate the disaggregation of the Company's transmission and distribution, generation and unregulated businesses and corporate central services in order to create increased financial, management and organizational flexibility.

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this Report are forward-looking statements which are subject to risks and uncertainties. The factors that could cause actual results to differ materially include those discussed herein as well as those listed in Note 5 of Notes to Consolidated Financial Statements and other factors discussed in the Company's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. The Company undertakes no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this Report.

Report of Independent Accountants



To the Shareholders and Board of Directors of PECO Energy Company:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in common shareholders' equity and preferred stock present fairly, in all material respects, the financial position of PECO Energy Company and Subsidiary Companies at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 5, 1999

24                                PECO Energy Company and Subsidiary Companies

Consolidated Statements of Income

For the Years Ended December 31,                                        1998                   1997                1996
----------------------------------------------------------------------------------------------------------------------------
                                                                                                       Thousands of Dollars
                                                                   ---------------------------------------------------------
Operating Revenues
Electric                                                            $ 4,810,840           $ 4,166,669           $ 3,854,836
Gas                                                                     399,642               451,232               428,814
                                                                    -----------           -----------           -----------
        Total Operating Revenues                                      5,210,482             4,617,901             4,283,650
                                                                    -----------           -----------           -----------
Operating Expenses
Fuel and Energy Interchange                                           1,751,819             1,290,164               972,380
Operating and Maintenance                                             1,128,792             1,431,420             1,274,222
Early Retirement and Separation Programs                                124,200                    --                    --
Depreciation and Amortization                                           642,842               580,595               489,001
Taxes Other Than Income                                                 279,515               310,091               299,546
                                                                    -----------           -----------           -----------
        Total Operating Expenses                                      3,927,168             3,612,270             3,035,149
                                                                    -----------           -----------           -----------
Operating Income                                                      1,283,314             1,005,631             1,248,501
                                                                    -----------           -----------           -----------
Other Income and Deductions
Interest Expense                                                       (330,842)             (372,857)             (382,443)
Company Obligated Mandatorily Redeemable
        Preferred Securities of a Partnership, which
        holds Solely Subordinated Debentures of
        the Company                                                     (30,694)              (28,990)              (26,723)
Allowance for Funds Used During Construction                              3,522                21,771                19,947
Settlement of Salem Litigation                                               --                69,800                    --
Other, net                                                              (73,268)              (66,028)               (1,976)
                                                                    -----------           -----------           -----------
        Total Other Income and Deductions                              (431,282)             (376,304)             (391,195)
                                                                    -----------           -----------           -----------
Income Before Income Taxes and Extraordinary Item                       852,032               629,327               857,306
Income Taxes                                                            319,654               292,769               340,101
                                                                    -----------           -----------           -----------
Income Before Extraordinary Item                                        532,378               336,558               517,205
Extraordinary Item (net of income taxes of
        $13,757 and $1,290,961 for 1998 and 1997, respectively)         (19,654)           (1,833,664)                   --
                                                                    -----------           -----------           -----------
Net Income (Loss)                                                       512,724            (1,497,106)              517,205
Preferred Stock Dividends                                                13,109                16,804                18,036
                                                                    -----------           -----------           -----------
Earnings (Loss) Applicable to Common Stock                          $   499,615           $(1,513,910)          $   499,169
                                                                    ===========           ===========           ===========
Average Shares of Common Stock
        Outstanding (Thousands)                                         223,219               222,543               222,490
                                                                    ===========           ===========           ===========
Basic Earnings per Average Common Share
        Before Extraordinary Item (Dollars)                         $      2.33           $      1.44           $      2.24
Extraordinary Item (Dollars)                                        $     (0.09)          $     (8.24)          $        --
                                                                    -----------           -----------           -----------
Basic Earnings per Average Common Share (Dollars)                   $      2.24           $     (6.80)          $      2.24
                                                                    ===========           ===========           ===========
Diluted Earnings per Average Common Share
        Before Extraordinary Item (Dollars)                         $      2.32           $      1.44           $      2.24
Extraordinary Item (Dollars)                                        $     (0.09)          $     (8.24)          $        --
                                                                    -----------           -----------           -----------
Diluted Earnings per Average Common Share (Dollars)                 $      2.23           $     (6.80)          $      2.24
                                                                    ===========           ===========           ===========

Dividends per Common Share (Dollars)                                $      1.00           $      1.80           $     1.755
                                                                    ===========           ===========           ===========

See Notes to Consolidated Financial Statements.

PECO Energy Company and Subsidiary Companies                             25

Consolidated Statements of Cash Flows

For the Years Ended December 31,                                    1998                  1997                  1996
-----------------------------------------------------------------------------------------------------------------------
                                                                                                   Thousands of Dollars
                                                                -------------------------------------------------------
Cash Flows from Operating Activities
Net Income (Loss)                                               $   512,724           $(1,497,106)          $   517,205
Extraordinary Item (net of income taxes)                            (19,654)           (1,833,664)                   --
                                                                -----------           -----------           -----------
Income Before Extraordinary Item                                    532,378               336,558               517,205

Adjustments to reconcile Net Income to Net Cash
   provided by Operating Activities:
        Depreciation and Amortization                               704,718               664,294               566,412
        Deferred Income Taxes                                      (115,640)              (17,228)              166,770
        Amortization of Investment Tax Credits                      (18,066)              (18,201)              (15,979)
        Early Retirement and Separation Charge                      125,000                    --                    --
        Salem Litigation Settlement                                      --                69,800                    --
        Deferred Energy Costs                                         5,818                (5,652)              (66,151)
        Amortization of Leased Property                              59,923                39,100                31,400
Changes in Working Capital:
        Accounts Receivable                                          15,590              (289,610)               53,681
        Inventories                                                  14,192                28,628                (2,729)
        Accounts Payable                                              8,971                93,881               (86,765)
Other Current Assets and Liabilities                                 54,263                58,539               (25,040)
Other Deferred Credits - Other                                       49,948                78,846                (4,609)
Other Items affecting Operations                                     (4,190)                 (804)               38,050
                                                                -----------           -----------           -----------
Net Cash Flows from Operating Activities                          1,432,905             1,038,151             1,172,245
                                                                -----------           -----------           -----------
Cash Flows from Investing Activities
Investment in Plant                                                (415,331)             (490,200)             (548,854)
Increase in Other Investments                                       (46,742)              (83,261)             (114,126)
                                                                -----------           -----------           -----------
Net Cash Flows from Investing Activities                           (462,073)             (573,461)             (662,980)
                                                                -----------           -----------           -----------
Cash Flows from Financing Activities
Change in Short-Term Debt                                           123,500               114,000               287,500
Proceeds from Exercise of Stock Options                              50,700                   117                11,301
Retirement of Company Obligated Mandatorily Redeemable
        Preferred Securities of a Partnership                       (80,794)              (61,895)                   --
Issuance of Company Obligated Mandatorily Redeemable
        Preferred Securities of a Partnership                        78,105                50,000                    --
Issuance of Long-Term Debt                                           13,486               161,813                43,700
Retirement of Long-Term Debt                                       (841,755)             (283,303)             (427,463)
Loss on Reacquired Debt                                               6,753                22,752                24,724
Dividends on Preferred and Common Stock                            (236,307)             (417,383)             (411,569)
Capital Lease Payments                                              (59,923)              (39,100)              (31,400)
Other Items Affecting Financing                                      (9,918)               (7,522)                2,575
                                                                -----------           -----------           -----------
Net Cash Flows from Financing Activities                           (956,153)             (460,521)             (500,632)
                                                                -----------           -----------           -----------

Increase in Cash and Cash Equivalents                                14,679                 4,169                 8,633
Cash and Cash Equivalents at beginning of period                     33,404                29,235                20,602
                                                                -----------           -----------           -----------
Cash and Cash Equivalents at end of period                      $    48,083           $    33,404           $    29,235
                                                                ===========           ===========           ===========

See Notes to Consolidated Financial Statements.

26                                 PECO Energy Company and Subsidiary Companies

Consolidated Balance Sheets

At December 31,                                                     1998                  1997
-------------------------------------------------------------------------------------------------
                                                                             Thousands of Dollars
                                                                ---------------------------------
Assets

Utility Plant
Electric-Transmission & Distribution                            $ 3,833,780          $ 3,617,666
Electric-Generation                                               1,713,430            1,434,895
Gas                                                               1,131,999            1,071,819
Common                                                              407,320              302,672
                                                                -----------          -----------
                                                                  7,086,529            6,427,052
        Less Accumulated Provision for Depreciation               2,891,321            2,690,824
                                                                -----------          -----------
                                                                  4,195,208            3,736,228
Nuclear Fuel, net                                                   141,907              147,359
Construction Work in Progress                                       272,590              611,204
Leased Property, net                                                154,308              175,933
                                                                -----------          -----------
        Net Utility Plant                                         4,764,013            4,670,724
                                                                -----------          -----------

Current Assets
Cash and Temporary Cash Investments                                  48,083               33,404
Accounts Receivable, net
        Customers                                                    97,527              173,350
        Other                                                       213,229              139,996
Inventories, at average cost
        Fossil Fuel                                                  79,488               84,858
        Materials and Supplies                                       82,068               90,890
Deferred Energy Costs-Gas                                            29,847               35,665
Deferred Generation Costs Recoverable in Current Rates                   --              424,497
Other                                                                19,013               20,115
                                                                -----------          -----------
        Total Current Assets                                        569,255            1,002,775
                                                                -----------          -----------
Deferred Debits and Other Assets
Competitive Transition Charge                                     5,274,624            5,274,624
Recoverable Deferred Income Taxes                                   614,445              590,267
Deferred Non-Pension Postretirement Benefits Costs                   90,915               97,409
Investments                                                         550,904              515,835
Loss on Reacquired Debt                                              77,165               83,918
Other                                                               107,042              121,016
                                                                -----------          -----------
        Total Deferred Debits and Other Assets                    6,715,095            6,683,069
                                                                -----------          -----------

Total Assets                                                    $12,048,363          $12,356,568
                                                                ===========          ===========

See Notes to Consolidated Financial Statements.

PECO Energy Company and Subsdiary Companies                                27



At December 31,                                                       1998                  1997
----------------------------------------------------------------------------------------------------
                                                                                Thousands of Dollars
                                                                 -----------------------------------
Capitalization and Liabilities

Capitalization
Common Shareholders' Equity
        Common Stock                                             $  3,589,031           $  3,517,731
        Other Paid-In Capital                                           1,236                  1,239
        Retained Earnings (Accumulated Deficit)                      (532,925)              (792,239)
                                                                 ------------           ------------
                                                                    3,057,342              2,726,731
Preferred and Preference Stock
        Without Mandatory Redemption                                  137,472                137,472
        With Mandatory Redemption                                      92,700                 92,700
Company Obligated Mandatorily Redeemable Preferred
        Securities of a Partnership, which holds Solely
        Subordinated Debentures of the Company                        349,355                352,085
Long-Term Debt                                                      2,919,592              3,853,141
                                                                 ------------           ------------
        Total Capitalization                                        6,556,461              7,162,129
                                                                 ------------           ------------
Current Liabilities
Notes Payable                                                         525,000                401,500
Long-Term Debt Due Within One Year                                    361,523                247,087
Capital Lease Obligations Due Within One Year                          69,011                 55,808
Accounts Payable                                                      316,292                323,816
Taxes Accrued                                                         170,495                 66,397
Interest Accrued                                                       61,515                 77,911
Deferred Income Taxes                                                  14,168                185,696
Other                                                                 217,416                260,457
                                                                 ------------           ------------
        Total Current Liabilities                                   1,735,420              1,618,672
                                                                 ------------           ------------

Deferred Credits and Other Liabilities
Capital Lease Obligations                                              85,297                120,125
Deferred Income Taxes                                               2,376,792              2,297,042
Unamortized Investment Tax Credits                                    299,999                318,065
Pension Obligation                                                    219,274                211,596
Non-Pension Postretirement Benefits Obligation                        421,083                324,850
Other                                                                 354,037                304,089
                                                                 ------------           ------------
        Total Deferred Credits and Other Liabilities                3,756,482              3,575,767
                                                                 ------------           ------------
Commitments and Contingencies (Note 5)

Total Capitalization and Liabilities                             $ 12,048,363           $ 12,356,568
                                                                 ============           ============

See Notes to Consolidated Financial Statements.

28

                                   PECO Energy Company and Subsidiary Companies


Consolidated Statements of Changes in Common Shareholders' Equity and Preferred Stock

                                                                                         Retained
                                                                             Other      Earnings
                                                 Common Stock               Paid-In    (Accumulated       Preferred Stock
All Amounts in Thousands                     Shares        Amount           Capital      Deficit)        Shares      Amount
-----------------------------------------------------------------------------------------------------------------------------

Balance at January 1, 1996                   222,172    $  3,506,313       $  1,326    $ 1,023,708        2,921    $  292,067

Net Income                                                                                 517,205
Cash Dividends Declared
        Preferred Stock
         (at specified annual rates)                                                       (21,042)
        Common Stock ($1.755 per share)                                                   (390,527)
Expenses of Capital Stock Activity                                                            (275)
Capital Stock Activity
        Long-Term Incentive Plan Issuances       370          11,301                        (2,028)
                                           ---------    ------------      ---------   ------------     --------    ----------
Balance at December 31, 1996                 222,542       3,517,614          1,326      1,127,041        2,921       292,067

Net Loss                                                                                (1,497,106)
Cash Dividends Declared
        Preferred Stock
         (at specified annual rates)                                                       (16,804)
        Common Stock ($1.80 per share)                                                    (400,578)
Expenses of Capital Activity                                                                    97
Stock Repurchase Forward Contract                                                           (4,889)
Capital Stock Activity
        Long-Term Incentive Plan Issuances         5             117

        Preferred Stock Redemptions                                             (87)                       (619)      (61,895)
                                           ---------    ------------      ---------   ------------     --------    ----------
Balance at December 31, 1997                 222,547    $  3,517,731       $  1,239    $  (792,239)       2,302    $  230,172

Net Income                                                                                 512,724
Cash Dividends Declared
        Preferred Stock
         (at specified annual rates)                                                       (13,109)
        Common Stock ($1.00 per share)                                                    (223,198)
Expenses of Capital Stock Activity                                                           2,731
Stock Repurchase Forward Contract                                                           (7,677)
Capital Stock Activity
        Long-Term Incentive Plan Issuances     2,137          71,300             (3)       (12,157)
                                           ---------    ------------      ---------   ------------     --------    ----------
Balance at December 31, 1998                 224,684    $  3,589,031       $  1,236    $  (532,925)       2,302    $  230,172
                                           =========    ============      =========   =============    ========    ==========

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements                                 29

Notes to Consolidated Financial Statements

1. Significant Accounting Policies
General
The consolidated financial statements of PECO Energy Company (the Company) include the accounts of its utility subsidiary companies, all of which are wholly owned. Accounting policies for all of the Company's operations are in accordance with generally accepted accounting principles (GAAP). Accounting policies for regulated operations are also in accordance with those prescribed by the regulatory authorities having jurisdiction, principally the Pennsylvania Public Utility Commission (PUC) and the Federal Energy Regulatory Commission (FERC). The Company has unconsolidated non-utility subsidiaries which are not material. The unconsolidated subsidiaries are accounted for under the equity method.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Estimates are used by the Company in accounting for unbilled revenue, the allowance for uncollectible accounts, purchased gas adjustment clause, depreciation and amortization, taxes, reserves for contingencies, employee benefits, certain fair value and recoverability determinations, and nuclear outage costs, among others.

Accounting for the Effects of Regulation
The Company accounts for all of its electric transmission and distribution and gas operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," requiring the Company to record the financial statement effects of the rate regulation to which such operations are currently subject. If a separable portion of the Company's business no longer meets the provisions of SFAS No. 71, the Company is required to eliminate the financial statement effects of regulation for that portion. Effective December 31, 1997, the Company determined that the electric generation portion of its business no longer met the criteria of SFAS No. 71 and, accordingly, implemented SFAS No. 101, "Regulated Enterprises - Accounting for the Discontinuation of FASB Statement No. 71," for that portion of its business.

Revenues
Electric and gas revenues are recorded as service is rendered or energy is delivered to customers. At the end of each month, the Company accrues an estimate for the unbilled amount of energy delivered or services provided to customers.

Purchased Gas and Energy Cost Adjustment Clauses
The Company's gas rates are subject to a fuel adjustment clause designed to recover or refund the difference between the actual cost of purchased gas and the amount included in base rates. Differences between the amounts billed to customers and the actual costs recoverable are deferred and recovered or refunded in future periods by means of prospective quarterly adjustments to rates.

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

Nuclear Fuel
The cost of nuclear fuel is capitalized and charged to fuel expense on the unit of production method. Estimated costs of nuclear fuel disposal are charged to fuel expense as the related fuel is consumed. The Company's nuclear fuel at Peach Bottom Atomic Power Station (Peach Bottom) and Salem Generating Station (Salem) is accounted for as a capital lease. Nuclear fuel at Limerick Generating Station (Limerick) is owned.

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

Depreciation, Amortization and Decommissioning
Depreciation is provided over the estimated service lives of plant on the straight-line method. Annual depreciation provisions for financial reporting purposes, expressed as a percentage of average depreciable utility plant in service, were approximately 2.8% in 1998, 3.3% in 1997 and 2.9% in 1996. See note 3 for information concerning the change in 1996 to depreciation and amortization.

     The Company's current estimate of the costs for decommissioning its ownership share of its nuclear generating stations is currently included in regulated rates and is charged to operations over the expected service life of the related plant. The amounts recovered from customers are deposited in trust accounts and invested for funding of future costs. These amounts, and realized investment earnings thereon, are credited to accumulated depreciation. The Company believes that the amounts being recovered from customers through electric rates will be sufficient to fully fund the unrecorded portion of its decommissioning obligation.

Allowance for Funds Used During Construction (AFUDC)
AFUDC is the cost, during the period of construction, of debt and equity funds used to finance construction projects for regulated operations. AFUDC is recorded as a charge to Construction Work in Progress and as a credit to AFUDC included in Other Income and Deductions. The rates used for capitalizing AFUDC, which averaged 8.63% in 1998, 8.88% in 1997 and 9.38% in 1996, are computed under a method prescribed by regulatory authorities. AFUDC is not included in regular taxable income and the depreciation of capitalized AFUDC is not tax deductible.

30                                 PECO Energy Company and Subsidiary Companies

     Effective January 1, 1998, the Company ceased accruing AFUDC for electric generation-related construction projects and began using SFAS No. 34, "Capitalizing Interest Costs," to calculate the costs during construction of debt funds used to finance its electric generation-related construction projects. The Company recorded capitalized interest of $7 million in 1998.

Gains and Losses on Reacquired Debt
Prior to December 31, 1997, gains and losses on reacquired debt were deferred and amortized to interest expense over the period approved for ratemaking purposes. Effective January 1, 1998, gains and losses on reacquired debt associated with the electric generation portion of the Company's operations are expensed as incurred. Gains and losses on reacquired debt associated with the Company's regulated operations continue to be deferred and amortized to interest expense over the period approved for ratemaking purposes based on management's assessment of the likelihood of recovery.

Income Taxes
Deferred Federal and state income taxes are provided on all significant timing differences between book bases and tax bases of assets and liabilities, transactions that reflect taxable income in a year different than book income and tax carry forwards. Investment tax credits previously used for income tax purposes have been deferred on the Consolidated Balance Sheet and are recognized in book income over the life of the related property. The Company and its subsidiaries file a Consolidated Federal income tax return. Income taxes are allocated to each of the Company's subsidiaries within the consolidated group based on the separate return method.

Derivative Financial Instruments
Hedge accounting is applied only if the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge, with respect to the hedged item. If a derivative instrument ceased to meet the criteria for deferral, any gains or losses would be currently recognized in income. The Company does not hold or issue derivative financial instruments for trading purposes.

Utility Plant
Effective December 31, 1997, electric generation plant is valued at the lower of original cost or market pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"(SFAS No. 121). All other utility plant continues to be valued at original cost.

Capitalized Software Costs
Software projects which exceed $5 million are capitalized. At December 31, 1998 and 1997, capitalized software costs totaled $84 and $86 million (net of $37 and $29 million accumulated amortization), respectively. Such capitalized amounts are amortized ratably over the expected lives of the projects when they become operational, not to exceed ten years.

New Accounting Pronouncements
In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.
SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's financial condition or results of operations (see note 2).

     In 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," (SFAS No. 132) which revises and standardizes employers' disclosures about pension and other postretirement benefit plans but does not change the measurement or recognition of those plans. The adoption of SFAS No. 132 did not affect the Company's financial condition or results of operations (see note 6).

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS No. 133) to establish accounting and reporting standards for derivatives. The new standard requires recognizing all derivatives as either assets or liabilities on the balance sheet at their fair value and specifies the accounting for changes in fair value depending upon the intended use of the derivative. The new standard will be effective for fiscal years beginning after June 15, 1999. The Company expects to adopt SFAS No. 133 in the first quarter of 2000. The Company is in the process of evaluating the impact of SFAS No. 133 on its financial statements.

     In November 1998, the FASB's Emerging Issues Task Force issued EITF 98-10. "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." EITF 98-10 outlines attributes that may be indicative of an energy trading operation and gives further guidance on the accounting for contracts entered into by an energy trading operation. This accounting guidance requires mark-to-market accounting for contracts considered to be a trading activity. EITF 98-10 is applicable for fiscal years beginning after December 15, 1998 with any impact recorded as a cumulative effect adjustment through retained earnings at the date of adoption. At December 31, 1998, the Company has evaluated its wholesale marketing operation and related contracts under the guidance provided in EITF 98-10. For those contracts entered into in the over-the-counter market and considered to be a trading activity, the Company believes the impact to be immaterial. However, due to the duration, complexity, and uncertainties surrounding the long-term commitments considered to be trading activities, the Company is continuing to evaluate these commitments and the impact of adopting EITF 98-10.

Reclassifications
Certain prior-year amounts have been reclassified for comparative purposes. These reclassifications had no effect on net income or common shareholders' equity.

2. Nature of Operations and Information about Products and Services
The Company is primarily a vertically integrated public utility that provides retail electric and natural gas service to the public in its traditional service territory and retail electric generation service throughout Pennsylvania in conjunction with Pennsylvania's Customer Choice Program. The Company also engages in the wholesale marketing of electricity on a national basis. The Company participates in joint ventures which provide services such as telecommunications in the Philadelphia metropolitan area. Revenues and expenses associated with these activities, the Customer Choice Program, joint ventures and other projects are reflected in Other Income and Deductions in the Company's Consolidated Statements of Income.

For the Years Ended December 31,                                      1998                 1997                   1996
-------------------------------------------------------------------------------------------------------------------------
                                                                                                    Thousands of Dollars
                                                                  -------------------------------------------------------
Operating Revenues from Electric Operations
Residential                                                       $ 1,377,237           $ 1,357,449           $ 1,370,158
Small commercial and industrial                                       783,682               778,743               748,561
Large commercial and industrial                                     1,066,868             1,077,374             1,098,307
Other                                                                 149,424               147,523               140,133
Unbilled                                                                1,409                19,130               (25,950)
                                                                  -----------           -----------           -----------
        Service territory                                           3,378,620             3,380,219             3,331,209
Interchange sales                                                     210,965                58,614                25,991
Sales to other utilities                                            1,221,255               727,836               497,636
                                                                  -----------           -----------           -----------
        Total operating revenues                                  $ 4,810,840           $ 4,166,669           $ 3,854,836
                                                                  ===========           ===========           ===========
Operating Revenues from Gas Operations
Residential                                                       $    15,968           $    16,852           $    15,716
House heating                                                         236,430               265,299               249,507
Commercial and industrial                                             124,548               144,801               132,822
Other                                                                   2,037                 3,228                11,462
Unbilled                                                               (2,960)                 (969)               (4,250)
                                                                  -----------           -----------           -----------
        Subtotal                                                      376,023               429,211               405,257
Other revenues (including gas transported for customers)               23,619                22,021                23,557
                                                                  -----------           -----------           -----------
        Total operating revenues                                  $   399,642           $   451,232           $   428,814
                                                                  ===========           ===========           ===========

3. Rate Matters
Final Restructuring Order
On May 14, 1998, the PUC issued a final order (Final Restructuring Order) approving a Joint Petition for Settlement (Global Settlement) filed by the Company and numerous parties to the Company's restructuring proceeding mandated by the Electricity Generation Competition and Customer Choice Act (Competition Act). The Competition Act provides for the restructuring of the electric utility industry in Pennsylvania, including the deregulation of generation operations and the institution of retail competition for generation supply beginning in 1999. The Final Restructuring Order provided for the recovery of $5.26 billion of stranded costs through transition charges to distribution customers over a 12 year period beginning in 1999 with a 10.75% return on the balance and supercedes all prior orders regarding recovery of generation-related regulatory assets and liabilities. During the 12 year stranded cost recovery period, the Company will amortize the recoverable stranded costs in accordance with the rate schedules determined in the Final Restructuring Order.

     The Final Restructuring Order provided for the phase-in of customer choice of electric generation supplier (EGS) for all customers: one-third of the peak load of each customer class on January 1, 1999; one-third on January 2, 1999; and the remainder on January 2, 2000. The Final Restructuring Order also established market share thresholds to ensure that a minimum number of residential and commercial customers choose an EGS. If less than 35% and 50% of residential and commercial customers have chosen an EGS by January 1, 2001 and January 1, 2003, respectively, the number of customers sufficient to meet the necessary threshold levels shall be randomly selected and assigned to an EGS through a PUC-determined process.

     Beginning January 1, 1999, electric rates will be unbundled into transmission and distribution components, a Competitive Transition Charge (CTC) for recovery of stranded costs and an energy and capacity charge. Eligible customers who choose an alternative EGS will not be charged the energy and capacity charge or the transmission charge and instead will purchase their electric energy supply and transmission at market-based rates from their EGS. The Company will in turn be reimbursed by the EGS, via the PJM Interconnection, LLC, for the cost of the transmission service at a rate approximately equivalent to the unbundled transmission rate. Also, beginning January 1, 1999, the Company will unbundle its retail electric rates for metering, meter reading and billing and collection services to provide credits to those customers who elect to have an alternative supplier perform these services.

     In accordance with the Competition Act and the Final Restructuring Order, the Company's retail electric rates are capped at the year-end 1996 levels (system-wide average of 9.96 cents/kilowatt hour (kWh)) through June 2005. The Final Restructuring Order requires the Company to reduce its retail electric rates by 8% from the 1996 system-wide average rate on January 1, 1999. The rate decrease will become 6% from January 1, 2000 until January 1, 2001, when the system-wide average rate cap will revert to 9.96 cents/kWh. The transmission and distribution rate component will remain capped at a system-wide average rate of
2.98 cents/kWh through June 30, 2005. Additionally, generation rate caps, defined as the sum of the applicable transition charge and energy and capacity charge, will remain in effect through 2010.

32                                 PECO Energy Company and Subsidiary Companies

     The Final Restructuring Order requires that on January 1, 2001, 20% of all of the Company's residential customers, determined by random selection and without regard to whether such customers are obtaining generation service from an alternate EGS, shall be assigned to a provider of last resort default supplier other than the Company through a PUC-approved bidding process.

     The Final Restructuring Order authorizes the issuance of up to $4 billion of transition bonds (Transition Bonds). In preparation for the issuance of Transition Bonds, the Company formed a special purpose subsidiary (SPS). The proceeds of the Transition Bonds are required to be used principally to reduce recoverable stranded costs and related capitalization. The Transition Bonds will be obligations of the SPS, secured by intangible transition property (ITP). ITP represents the irrevocable right of the Company or its assignee, to collect non-bypassable charges from customers to recover stranded costs.

     The Company filed complaints in federal and state courts relating to the restructuring orders issued by the PUC in December 1997, January 1998 and February 1998. In addition, numerous other parties filed appeals and cross appeals of these orders. In accordance with the terms of the Final Restructuring Order, all appeals and cross-appeals filed by the signatories to the Global Settlement have been placed in a pending but inactive status. Such appeals and cross appeals will be permanently withdrawn at such time that the Final Restructuring Order is no longer subject to administrative or judicial challenge.

     In an appeal of a PUC order issued in May 1997, an intervenor brought an action asserting that the stranded cost recovery provisions of the Competition Act violated the Commerce Clause of the United States Constitution. On May 7, 1998, the Commonwealth Court of Pennsylvania unanimously rejected the claim. The intervenor petitioned the Supreme Court of Pennsylvania for allowance of appeal. On September 29, 1998, the Pennsylvania Supreme Court denied the petition. On December 28, 1998, the intervenor filed a petition for certiorari with the United States Supreme Court.

Limerick
Through 1997, the Company was recovering certain deferred Limerick costs. At December 31, 1997, the unamortized portion of these regulatory assets of $321 million was included as part of electric generation-related regulatory assets.

     Under its electric tariffs and ECA, the Company was allowed to retain for shareholders any proceeds above the average energy cost for sales of 399 megawatts (MW) of near-term excess capacity and/or associated energy and to share in the benefits which resulted from the operation of both Limerick Units No. 1 and No. 2. The Company's ECA was discontinued at December 31, 1996. During 1996, the Company recorded as revenue net of fuel costs $82 million, as a result of the sale of the 399 MW of capacity and/or associated energy and the Company's share of Limerick energy savings.

Declaratory Accounting Order
Pursuant to a PUC Declaratory Order, effective October 1, 1996, the Company increased depreciation and amortization on assets associated with Limerick by $100 million per year and decreased depreciation and amortization on other Company assets by $10 million per year, for a net increase in depreciation and amortization of $90 million per year. At December 31, 1997, $90 million of depreciation and amortization that would have been recognized in 1998 was deferred as a regulatory asset since the Company's rates continued to be cost-based until January 1, 1999. During 1998 these amounts were amortized and recovered.

Energy Cost Adjustment (ECA)
Through December 31, 1996, the Company was subject to a PUC-established electric ECA which, in addition to reconciling fuel costs and revenues, incorporated a nuclear performance standard which allowed for financial bonuses or penalties depending on whether the Company's system nuclear capacity factor exceeded or fell below a specified range. For the year ended December 31, 1996 the Company recorded a bonus of $22 million.

4. Accounting Changes
The Company accounts for its electric transmission and distribution and gas operations in accordance with SFAS No. 71 which requires the Company to record the financial statement effects of the rate regulation to which the Company is subject. Use of SFAS No. 71 is applicable to the utility operations of the Company which meet the following criteria: (1) third-party regulation of rates; (2) cost-based rates; and (3) a reasonable assumption that all costs will be recoverable from customers through rates. The Company believes that it is probable that regulatory assets associated with these operations will be recovered.

     Effective December 31, 1997, the Company discontinued the application of SFAS No. 71 for its retail electric generation operations and adopted the provisions of SFAS No. 101 "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71."

     As required by SFAS No. 101, at December 31, 1997, the Company performed an impairment test of its electric generation assets pursuant to SFAS No. 121, on a plant specific basis and determined that $6.1 billion of its $7.1 billion of electric generation assets would be impaired as of December 31, 1998. The Company estimated the fair value for each of its electric generating units by determining its estimated future operating cash inflows and outflows. The net future cash flows for each electric generating plant were then compared to its net book value. For any electric generating plant with future undiscounted cash flows less than its book value, net cash flows were discounted using a discount rate commensurate with the risk of each electric generating plant. Since the Company's retail electric rates continued to be cost-based through January 1, 1999, $333 million representing depreciation expense on electric generation-related assets in 1998 and $91 million representing amortization of other regulatory assets in 1998 were reclassified to a regulatory asset and were amortized and recovered in 1998.

Notes to Consolidated Financial Statements                                   33

     At December 31, 1997, the Company had total electric generation-related stranded costs of $8.4 billion, representing $5.8 billion of net stranded electric generation plant and $2.6 billion of electric generation-related regulatory assets. The original PUC restructuring order allowed the Company to recover $5.3 billion of its generation-related stranded costs from customers. This resulted in a net unrecoverable amount of $3.1 billion. Accordingly, the Company recorded an extraordinary charge at December 31, 1997 of $3.1 billion ($1.8 billion net of taxes) of electric generation-related stranded costs that will not be recovered from customers. The Final Restructuring Order did not change the amount of allowable stranded costs.

     Effective December 31, 1997, the Company discontinued the application of SFAS No. 71 for its wholesale energy sales operations. Based on projections of the Company's retail load growth, the Company concluded all of its owned generation capacity would be necessary to meet its electric retail load. As a result, the discontinuance of SFAS No. 71 for its wholesale energy sales operations did not result in a charge against income.

5. Commitments and Contingencies
Capital Commitments
The Company estimates $440 million of capital expenditures in 1999. Certain facilities under construction and to be constructed may require permits and licenses which the Company has no assurance will be granted. Capital expenditures do not include investments in joint ventures including investments related to the Company's strategy to expand its generation portfolio.

Nuclear Insurance
As of December 31, 1998, the Price-Anderson Act limited the liability of nuclear reactor owners to $9.8 billion for claims that could arise from a single incident. The limit is subject to change to account for the effects of inflation and changes in the number of licensed reactors. The Company carries the maximum available commercial insurance of $200 million and the remaining $9.6 billion is provided through mandatory participation in a financial protection pool. Under the Price-Anderson Act, all nuclear reactor licensees can be assessed up to $88 million per reactor per incident, payable at no more than $10 million per reactor per incident per year. This assessment is subject to inflation and state premium taxes. In addition, the U.S. Congress could impose revenue raising measures on the nuclear industry to pay claims.

     The Company carries property damage, decontamination and premature decommissioning insurance in the amount of its $2.75 billion proportionate share for each station loss resulting from damage to its nuclear plants. In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination. If the decision is made to decommission the facility, a portion of the insurance proceeds will be allocated to a fund which the Company is required by the Nuclear Regulatory Commission (NRC) to maintain to provide for decommissioning the facility. The Company is unable to predict the timing of the availability of insurance proceeds to the Company for the Company's bondholders, and the amount of such proceeds which would be available. Under the terms of the various insurance agreements, the Company could be assessed up to $30 million for losses incurred at any plant insured by the insurance companies. The Company is self-insured to the extent that any losses may exceed the amount of insurance maintained. Such losses could have a material adverse effect on the Company's financial condition and results of operations.

The Company is a member of an industry mutual insurance company which provides replacement power cost insurance in the event of a major accidental outage at a nuclear station. The premium for this coverage is subject to assessment for adverse loss experience. The Company's maximum share of any assessment is $10 million per year.

Nuclear Decommissioning and Spent Fuel Storage
The Company's current estimate of its nuclear facilities' decommissioning cost is $1.5 billion in 1997 dollars. Through 1998, this amount was being collected through electric rates over the life of each generating unit. Beginning in 1999, decommissioning costs will be recoverable through regulated rates. Under rates in effect through December 31, 1998, the Company collected and expensed approximately $20 million annually from customers which was accounted for as a component of depreciation expense and accumulated depreciation. At December 31,1998 and 1997, $336 and $294 million, respectively, were included in accumulated depreciation. In order to fund future decommissioning costs, at December 31, 1998 and 1997, the Company held $378 and $320 million, respectively, in trust accounts which are included as Investments in the Company's Consolidated Balance Sheets and include both net unrealized and realized gains. Net unrealized gains of $60 and $43 million were recognized as a Deferred Credit in the Company's Consolidated Balance Sheet at December 31, 1998 and 1997, respectively. The Company recognized net realized gains of $12, $11 and $10 million as Other Income in the Company's Consolidated Statement of Income for the years ended December 31, 1998, 1997 and 1996, respectively. The Company believes that the amounts being recovered from customers through regulated rates will be sufficient to fully fund the unrecorded portion of its decommissioning obligation.

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

     Under the Nuclear Waste Policy Act of 1982 (NWPA), the U.S. Department of Energy (DOE) is required to begin taking possession of all spent nuclear fuel generated by the Company's nuclear units for long-term storage by no later than 1998. Based on recent public pronouncements, it is not likely that a permanent disposal site will be available for the industry before 2015, at the earliest. In reaction to statements from the DOE that it was not legally obligated to begin to accept spent fuel in 1998, a group of utilities and state government agencies filed a lawsuit against the DOE which resulted in a decision by the U.S. Court of Appeals for the District of Columbia (D.C. Court of Appeals) in July 1996 that the DOE had an unequivocal obligation to begin to accept spent fuel in 1998. In accordance with the NWPA, the Company pays the DOE one mill ($.001) per kilowatthour of net nuclear generation for the cost of nuclear fuel long-term storage and disposal. This fee may be adjusted prospectively in order to ensure full cost recovery. Because of inaction by the DOE following the D.C. Court of Appeals finding of the DOE's obligation to begin receiving spent fuel in 1998, a group of forty-two utility companies, including the Company, and forty-six state agencies, filed suit against the DOE seeking authorization to suspend further payments to the U.S. government under the NWPA and to deposit such payments into an escrow account until such time as the DOE takes effective

34                                 PECO Energy Company and Subsidiary Companies

action to meet its 1998 obligations. In November 1997, the D.C. Court of Appeals issued a decision in which it held that the DOE had not abided by its prior determination that the DOE has an unconditional obligation to begin disposal of spent nuclear fuel by January 31, 1998. The D.C. Court of Appeals also precluded the DOE from asserting that it was not required to begin receiving spent nuclear fuel because it had not yet prepared a permanent repository or an interim storage facility. The DOE and one of the utility companies filed Petitions for Reconsideration of the decision which were denied, as were petitions seeking U.S. Supreme Court review of the decision. In addition, the DOE is exploring other options to address delays in the waste acceptance schedule.

     Peach Bottom has on-site facilities with capacity to store spent nuclear fuel discharged from the units through 2000 for Unit No. 2 and 2001 for Unit No.
3. Life-of-plant storage capacity will be provided by on-site dry cask storage facilities, the construction of which began in 1998. Limerick has on-site facilities with capacity to store spent nuclear fuel to 2007. Salem has on-site facilities with spent fuel storage capacity through 2008 for Unit No. 1 and 2012 for Unit No. 2.

Energy Commitments
The Company's electric utility operations include the wholesale marketing of electricity. The Company utilized certain types of fixed-price contracts and other risk management instruments in connection with its wholesale marketing operations. These contracts include long-term contracts which commit the Company to purchase or sell energy at fixed prices in the future (i.e. fixed-price forward purchase and sales contracts), and short-term bilateral swaps and options contracted for in the over-the-counter market. Under some of these contracts, the Company may purchase at its option additional power as needed. The use of the foregoing types of contracts is so that the Company may manage and hedge its retail and wholesale commitments in coordination with the economic dispatch of the Company's installed capacity.

     At December 31,1998, the Company had long-term commitments relating to the purchase from unaffiliated utilities and others of energy associated with 632 MW of capacity in 1999, with 2,054 MW of capacity during the period 2000 through 2002 and with 2,431 MW of capacity thereafter. During 1998, purchases under long-term commitments resulted in expenditures of $170 million. As of December 31, 1998, these purchase commitments result in obligations of approximately $121 million for 1999, $526 million for 2000 through 2002 and $805 million thereafter. These purchases will be utilized through a combination of retail sales to customers, long-term sales to other utilities and open market sales.

     At December 31, 1998, the Company had entered into long-term agreements with unaffiliated utilities to sell energy associated with 5,094 MW of capacity, of which 1,030 MW of these agreements are for 1999, 2,202 MW are for 2000 through 2002 and the remaining 1,862 MW extend through 2009.

     At December 31, 1998, the Company had entered into long-term agreements with unaffiliated utilities to purchase transmission rights. These purchase commitments result in obligations of approximately $21 million in 1999, $19 million in 2000 and $9 million per year in 2001 through 2003.

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


     The Company has identified 28 sites where former manufactured gas plant
(MGP) activities have or may have resulted in actual site contamination. The Company is presently engaged in performing various levels of activities at these sites, including initial evaluation to determine the existence and nature of the contamination, detailed evaluation to determine the extent of the contamination and the necessity and possible methods of remediation, and implementation of remediation. The Pennsylvania Department of Environmental Protection has approved the Company's clean up of three sites. Eight other sites are currently under some degree of active study and/or remediation.

     As of December 31, 1998 and 1997, the Company had accrued $60 and $63 million, respectively, for environmental investigation and remediation costs, including $33 and $35 million, respectively, for MGP investigation and remediation, that currently can be reasonably estimated. The Company cannot reasonably estimate whether it will incur other significant liabilities for additional investigation and remediation costs at these or additional sites identified by the Company, environmental agencies or others, or whether such costs will be recoverable from third parties.

Notes to Consolidated Financial Statements                                  35

Litigation
Grays Ferry Cogeneration Partnership
On April 9, 1998, Grays Ferry Cogeneration Partnership (Grays Ferry), two of three partners of Grays Ferry and Trigen-Philadelphia Energy Corporation, filed a complaint in Philadelphia County of Common Pleas against the Company for specific performance, breach of contract, fraud and breach of implied covenant of good faith and fair dealing, conversion, unjust enrichment, breach of fiduciary duties and tortious interference with respect to two power purchase agreements (PPAs) that the Company had entered into with Grays Ferry. The plaintiff seeks specific performance, damages in excess of $200 million and punitive damages. A preliminary injunction was entered against the Company on May 5, 1998, enjoining the Company from terminating the PPAs. On May29, 1998, Westinghouse Power Generation filed a complaint in the Philadelphia Court of Common Pleas against the Company for tortious interference with two alleged contracts that Westinghouse has with Grays Ferry. On September 4, 1998, The Chase Manhattan Bank, as agent for a syndicate of banks that are lenders to Grays Ferry, filed a complaint against the Company alleging tortious interference by the Company in the credit agreements between Grays Ferry and the banks and breach of contract of a letter agreement between the Company and the banks. The Company cannot predict the outcome of these matters.

Cajun Electric Power Cooperative, Inc.
On May 27, 1998, the United States Department of Justice, on behalf of the Rural Utilities Service and the Chapter 11 Trustee for the Cajun Electric Power Cooperative, Inc. (Cajun), filed an action claiming breach of contract against the Company in the United States District Court for the Middle District of Louisiana arising out of the Company's termination of the contract to purchase Cajun's interest in the River Bend nuclear power plant. This action seeks $67 million in damages. The Company cannot predict the outcome of this matter.

The Company is involved in various other litigation matters. The ultimate outcome of such matters, while uncertain, is not expected to have a material adverse effect on the Company's financial condition or results of operations.

6. Retirement Benefits
The Company and its subsidiaries have a defined benefit pension plan and postretirement benefit plans applicable to essentially all employees. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.


                                                                                                        Other Postretirement
Thousands of Dollars                                                    Pension Benefits                       Benefits
--------------------------------------------------------------------------------------------------------------------------------
                                                                       1998           1997              1998            1997
--------------------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Net benefit obligation at beginning of year                       $ 2,141,040     $ 1,982,915     $     779,231     $   662,701
Service cost                                                           30,167          25,368            18,375          14,401
Interest cost                                                         153,644         150,057            53,924          54,149
Plan participants' contributions                                           --              --               397              --
Plan amendments                                                            --          (3,052)               --              --
Actuarial (gain)/loss                                                 143,274         129,148            (8,260)         85,452
Curtailments                                                          (73,330)             --            10,403              --
Settlements                                                           (46,541)             --                --              --
Special termination benefits                                          114,182              --            29,712              --
Gross benefits paid                                                  (152,850)       (143,396)          (36,011)        (37,472)
                                                                  -----------     -----------     -------------     -----------

Net benefit obligation at end of year                             $ 2,309,586     $ 2,141,040     $     847,771     $   779,231
                                                                  ===========     ===========     =============     ===========
Change in Plan Assets
Fair value of plan assets at beginning of year                    $ 2,538,039     $ 2,302,935     $     178,045     $   126,661
Actual return on plan assets                                          343,754         377,803            23,535          22,691
Employer contributions                                                 16,404             697            57,319          66,165
Plan participants' contributions                                           --              --               397              --
Gross benefits paid                                                  (152,850)       (143,396)          (36,011)        (37,472)
                                                                  -----------     -----------     -------------     -----------

Fair value of plan assets at end of year                          $ 2,745,347     $ 2,538,039     $     223,285     $   178,045
                                                                  ===========     ===========     =============     ===========

Funded status at end of year                                      $   435,761     $   396,999     $    (624,486)    $  (601,186)
Unrecognized net actuarial (gain)/loss                               (659,480)       (649,903)           37,617          53,110
Unrecognized prior service cost                                        65,419          83,188                --              --
Unrecognized net transition obligation(asset)                         (30,512)        (35,713)          165,786         223,226
                                                                  -----------     -----------     -------------     -----------

Net amount recognized at end of year                              $  (188,812)    $  (205,429)    $    (421,083)    $  (324,850)
                                                                  ===========     ===========     =============     ===========
Amounts recognized in the consolidated balance sheet consist of:
        Prepaid benefit cost                                      $    30,462     $     6,167     $         N/A     $       N/A
        Accrued benefit cost                                         (219,274)       (211,596)         (421,083)       (324,850)
                                                                  -----------     -----------     -------------     -----------

Net amount recognized at end of year                              $  (188,812)    $  (205,429)    $    (421,083)    $  (324,850)
                                                                  ===========     ===========     =============     ===========

36

                                                                             PECO Energy Company and Subsidiary Companies

                                                  Pension Benefits                      Other Postretirement Benefits
--------------------------------------------------------------------------------------------------------------------------
                                        1998            1997         1996            1998            1997            1996
                                    --------------------------------------------------------------------------------------
Weighted-average assumptions
        as of December 31
Discount rate                           7.00%           7.25%        7.75%           7.00%           7.25%           7.75%
Expected return on plan assets          9.50%           9.50%        9.50%           8.00%           8.00%           8.00%
Rate of compensation increase           5.00%           5.00%        5.00%           5.00%           5.00%           5.00%
Health care cost trend on
        covered charges                  N/A             N/A          N/A             6.5%            7.0%            8.0%
                                                                            decreasing to   decreasing to   decreasing to
                                                                           ultimate trend  ultimate trend  ultimate trend
                                                                          of 5.0% in 2002 of 5.0% in 2002    5.0% in 2002

Components of net periodic benefit cost
Service cost                       $  30,167        $ 25,368     $ 27,627        $ 18,375         $14,401         $11,855
Interest cost                        153,644         150,057      145,570          53,924          54,149          48,524
Expected return on assets           (209,976)       (182,866)    (171,207)        (13,243)         (9,984)         (3,937)
Amortization of:
 Transition obligation (asset)        (4,538)         (4,538)      (4,538)         14,882          14,882          14,882
 Prior service cost                    6,441           6,441        5,114              --              --              --
 Actuarial (gain)loss                 (7,028)         (3,898)         248              --              --              --
Curtailment charge (credit)          (62,002)             --           --          52,961              --              --
Settlement charge (credit)           (13,439)             --           --              --              --              --
                                   ---------        --------     --------        --------         -------         -------
Net periodic benefit cost          $(106,731)       $ (9,436)    $  2,814        $126,899         $73,448         $71,324
                                   =========        ========     ========        ========         =======         =======
Special termination benefit
        charge(credit)             $ 114,182        $     --     $     --        $ 29,712         $    --         $    --
                                   =========        ========     ========        ========         =======         =======

Sensitivity of retiree welfare results

Effect of a one percentage point increase in assumed health care cost trend
        on total service and interest cost components                         $       10,432
        on postretirement benefit obligation                                  $       90,490

Effect of a one percentage point decrease in assumed health care cost trend
        on total service and interest cost components                         $       (8,460)
        on postretirement benefit obligation                                  $      (75,599)

Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans.

     During 1998, costs were recognized for special termination benefits in connection with the retirement incentives and enhanced severance benefits provided under the Company's Workforce Reduction Program.

     The Company provides certain health care and life insurance benefits for retired employees. Company employees become eligible for these benefits if they retire from the Company with ten years of service. These benefits and similar benefits for active employees are provided by an insurance company whose premiums are based upon the benefits paid during the year.

     The Company sponsors a qualifying savings plan covering all employees. Contributions made by participating employees are matched based on a specified percentage of employee contribution up to 4% of the employees' pay base. The cost of the Company's matching contribution to the savings plan totaled $7 million, $7 million and $3 million in 1998, 1997 and 1996, respectively.

Notes to Consolidated Financial Statements                                 37

7. Accounts Receivable
Accounts receivable at December 31, 1998 and 1997 included unbilled operating revenues of $142 and $135 million, respectively. The allowance for uncollectible accounts at December 31, 1998 and 1997 was $20 and $32 million, respectively.

     The Company is party to an agreement with a financial institution under which it can sell or finance with limited recourse an undivided interest, adjusted daily, in up to $425 million of designated accounts receivable until November 2000. At December 31, 1998, the Company had sold a $425 million interest in accounts receivable, consisting of a $358 million interest in accounts receivable which the Company accounts for as a sale and a $67 million interest in special agreement accounts receivable which were accounted for as a long-term note payable (see note 12). The Company retains the servicing responsibility for these receivables. The agreement requires the Company to maintain the $425 million interest, which, if not met, requires the Company to deposit cash in order to satisfy such requirements. At December 31, 1998, the Company did not meet this requirement and was required to make a deposit of $7 million.

8. Common Stock
At December 31, 1998 and 1997, common stock without par value consisted of 500,000,000 shares authorized and 224,684,306 and 222,546,562 shares outstanding, respectively. At December 31, 1998, there were 5,800,841 shares reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan.

Stock Repurchase
During 1997, the Company's Board of Directors authorized the repurchase of up to 25 million shares of its common stock from time to time through open-market, privately negotiated and/or other types of transactions in conformity with the rulesof the Securities and Exchange Commission.

     Pursuant to these authorizations, the Company has entered into forward purchase agreements to be settled from time to time, at the Company's election, on either a physical, net share or net cash basis. The amount at which these agreements can be settled is dependent principally upon the market price of the Company's common stock as compared to the forward purchase price per share and the number of shares to be settled. If these agreements had been settled on a net share basis at December 31, 1998, based on the closing price of the Company's common stock on that date, the Company would have received approximately 4.6 million shares of Company common stock.

Stock Option Plans
The Company maintains a Long-Term Incentive Plan (LTIP) for certain full-time salaried employees of the Company. The types of long-term incentive awards which have been granted under the LTIP are non-qualified options to purchase shares of the Company's common stock and shares of restricted common stock. In 1998, the Company initiated a Broad-based Incentive Program and awarded non-qualified options to all employees except those in electric transmission and distribution system and gas operations. The Company uses the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." If the Company elected to account for the LTIP based on SFAS No. 123, earnings applicable to common stock and earnings per average common share would have been changed to the pro forma amounts as follows:

                                                                                    1998            1997
------------------------------------------------------------------------------------------------------------
                                                                                        Thousands of Dollars
                                                       -----------------------------------------------------
Earnings (Loss) applicable to common stock             As reported             $    499,615   $   (1,513,910)
                                                       Pro forma               $    493,696   $   (1,515,895)

Earnings (Loss) per average common share (Dollars)     As reported             $      2.24    $        (6.80)
                                                       Pro forma               $      2.20    $        (6.81)

Options granted under the LTIP and the Broad-based Incentive Program become exercisable upon attainment of a target share value and/or time. All options expire 10 years from the date of grant. Information with respect to the LTIP and the Broad-based Incentive Program at December 31, 1998 and changes for the three years then ended, is as follows:

38

                                                                                     PECO Energy Company and Subsidiary

                                                         Weighted                        Weighted                        Weighted
                                                          Average                         Average                         Average
                                                         Exercise                         Exercise                        Exercise
                                                           Price                           Price                            Price
                                          Shares        (per share)       Shares         (per share)         Shares     (per share)
                                           1998            1998            1997             1997              1996          1996
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1                    3,816,794       $   26.14        2,961,194       $   26.68         2,591,765     $   26.16
Options granted                         2,933,540           27.74        1,139,000           22.49           786,500         28.12
Options exercised                      (2,130,744)          23.86               --              --          (369,871)        25.07
Options cancelled                         (91,000)          24.82        (283,400)           24.96           (47,200)        29.36
                                       ----------                        ---------                         ---------
Balance at December 31                  4,528,590           27.71        3,816,794           26.14         2,961,194         26.68
                                       ==========                        =========                         =========
Exercisable at December 31              3,462,550           23.91        2,800,794           26.65         2,192,694         26.17
                                       ==========                        =========                         =========
Weighted average fair value of
        options granted during year                     $    3.43                        $    2.97                       $    2.78
                                                        =========                        =========                       =========

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively:

                                1998            1997            1996
--------------------------------------------------------------------------------
Dividend yield                   6.8%            6.2%            6.2%
Expected volatility             21.4%           19.5%           16.6%
Risk-free interest rate          5.5%            6.4%            5.5%
Expected life (years)            9.5               5               5

At December 31, 1998, the option groups outstanding, based on ranges of exercise prices, were as follows:

                                                Options Outstanding              Options Exercisable
                                       ---------------------------------------------------------------------
                                                      Weighted-
                                                       Average      Weighted                       Weighted-
                                                      Remaining      Average                        Average
                                          Number   Contractual Life  Exercise      Number          Exercise
Range of Exercise Prices               Outstanding      (Years)       Price      Exercisable         Price
------------------------------------------------------------------------------------------------------------
$15.75 - $20.00                           899,700         8.71    $   19.60        899,700       $   19.60
$20.01 - $25.00                         1,019,750         8.41        22.15      1,004,750           22.18
$25.01 - $30.00                         1,510,600         5.76        27.38      1,510,600           27.38
$30.01 - $35.00                            78,500         9.43        32.97         47,500           31.98
$35.01 - $50.00                         1,020,040         9.87        40.48             --              --
                                        ---------                                ---------
        Total                           4,528,590                                3,462,550
                                        =========                                =========

The Company issued 7,000 and 4,475 shares of restricted common stock during 1998 and 1997, respectively. Vesting in the restricted common stock awards is ove r a period not to exceed 10 years from the grant date. The compensation cost associated with these awards is amortized to expense over the vesting period. Compensation cost associated with these awards is immaterial.

9. Earnings Per Share
Diluted earnings per average common share is calculated by dividing earnings applicable to common stock by the weighted average shares of common stock outstanding including stock options outstanding under the Company's stock option plans considered to be common stock equivalents. The following table shows the effect of these stock options on the weighted average number of shares outstanding used in calculating diluted earnings per average common share:

                                                                    1998               1997                1996
--------------------------------------------------------------------------------------------------------------------
Average Common Shares Outstanding                               223,219,000         222,543,000         222,490,000
Assumed Conversion of Stock Options                                 685,000                  --                  --
                                                                -----------         -----------         -----------
Potential Average Dilutive Common Shares Outstanding            223,904,000         222,543,000         222,490,000
                                                                ===========         ===========         ===========

Notes to Consolidated Financial Statements                                  39

10. Preferred and Preference Stock
At December 31, 1998 and 1997, Series Preference Stock consisted of 100,000,000 shares authorized, of which no shares were outstanding. At December 31, 1998 and 1997, cumulative Preferred Stock, no par value, consisted of 15,000,000 shares authorized.

                                       Current                  Shares                        Amount
                                      Redemption              Outstanding             Thousands of Dollars
Series of Preferred Stock              Price(a)          1998           1997           1998            1997
-------------------------------------------------------------------------------------------------------------
Series (without mandatory redemption)
$4.68                                   104.00          150,000        150,000    $    15,000     $    15,000
$4.40                                   112.50          274,720        274,720         27,472          27,472
$4.30                                   112.00          150,000        150,000         15,000          15,000
$3.80                                   106.00          300,000        300,000         30,000          30,000
$7.48                                   (b)             500,000        500,000         50,000          50,000
                                                      ---------      ---------    -----------     -----------
                                                      1,374,720      1,374,720        137,472         137,472
Series (with mandatory redemption)
$6.12                                   (c)             927,000        927,000         92,700          92,700
                                                      ---------      ---------    -----------     -----------
        Total preferred stock                         2,301,720      2,301,720    $   230,172     $   230,172
                                                      =========      =========    ===========     ===========

(a) Redeemable, at the option of the Company, at the indicated dollar amounts per share, plus accrued dividends.
(b) None of the shares of this series are subject to redemption prior to April 1, 2003.
(c) Annual sinking fund requirements in 1999 - 2003 are $18,540,000. None of the shares of this series are subject to redemption prior to August 1, 1999.

11. Company Obligated Mandatorily Redeemable Preferred Securities of a Partnership (COMRPS)
At December 31, 1998 and 1997, PECO Energy Capital, L.P. (Partnership), a Delaware limited partnership of which a wholly owned subsidiary of the Company is the sole general partner, had outstanding A, C and D series of COMRPS with liquidation values of $25 (A and C) and $1,000 (D) per security. Each series is supported by the Company's deferrable interest subordinated debentures, held by the Partnership, which bear interest at rates equal to the distribution rates on the related series of COMRPS. The interest expense on the debentures is included in Other Income and Deductions in the Consolidated Statements of Income and is deductible for tax purposes.

                     Mandatory                                                                      Amount
                     Redemption      Distribution        Trust Receipts Outstanding          Thousands of Dollars
At December 31,         Date            Rate               1998             1997            1998             1997
----------------------------------------------------------------------------------------------------------------------
Series
A                       2043            9.00%           8,850,000        8,850,000      $     221,250    $     221,250
B (a)                   2025            8.72%                  --        3,124,183                 --           80,835
C (b)                   2037            8.00%           2,000,000        2,000,000             50,000           50,000
D (c)                   2028            7.38%              78,105               --             78,105               --
                                                       ----------       ----------      -------------    -------------
    Total                                              10,928,105       13,974,183      $     349,355    $     352,085
                                                       ==========       ==========      =============    =============

(a) On May 15, 1998, PECO Energy Capital Trust I redeemed all outstanding Trust Receipts, each representing an 8.72% Cumulative Monthly Income Preferred Security, Series B of PECO Energy Capital, L.P.

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

(c) Ownership of this series is evidenced by Trust Receipts, each representing an 7.38% COMRPS, Series D, representing limited partnership interests. The Trust Receipts were issued by PECO Energy Capital Trust III, the sole assets of which are 7.38% COMRPS, Series D. Each holder of Trust Receipts is entitled to withdraw the corresponding number of 7.38% COMRPS, Series D from the Trust in exchange for the Trust Receipts so held. This Series was issued on April 6, 1998.

40

12. Long-Term Debt

At December 31,                                      Series          Due          1998             1997
----------------------------------------------------------------------------------------------------------
                                                                                    Thousands of Dollars
                                             -------------------------------------------------------------
First and refunding mortgage bonds (a)                5 3/8%          1998     $       --      $  225,000
                                               7 1/2%-9 1/4%          1999        325,000         325,000
                                               5 5/8%-7 3/8%          2001        330,000         330,000
                                                   7 1/8%-8%          2002        500,000         500,000
                                               6 1/2%-6 5/8%          2003        450,000         450,000
                                              6 3/8%-10 1/4%     2004-2008        111,562         115,625
                                                          (b)    2009-2013        154,200         154,200
                                               6 5/8%-8 3/4%     2019-2024      1,082,130       1,607,130
                                                                               ----------      ----------
Total first and refunding mortgage bonds                                        2,952,892       3,706,955
Notes payable                                                                      15,930          15,574
Pollution control notes                                   (c)                     212,705         212,705
Medium-term notes                                         (d)                      50,000          62,400
Note Payable - accounts receivable agreement              (e)                      66,837         128,999
Unamortized debt discount and premium, net                                        (17,249)        (26,405)
                                                                               ----------      ----------
Total long-term debt                                                            3,281,115       4,100,228
Due within one year                                       (f)                     361,523         247,087
                                                                               ----------      ----------
        Long-term debt included in capitalization         (g)                  $2,919,592      $3,853,141
                                                                               ==========      ==========

(a) Utility plant is subject to the lien of the Company's mortgage.
(b) Floating rates, which were an average annual interest rate of 3.13% at December 31, 1998.
(c) Floating rates, which were an average annual interest rate of 3.32% at December 31, 1998.
(d) Medium-term notes collateralized by mortgage bonds. The average annual interest rate was 9.09% at December 31, 1998.
(e) See note 7.
(f) Long-term debt maturities, including mandatory sinking fund requirements, in the period 1999-2003 are as follows: 1999 - $361,523,000; 2000 -
    $74,255,500; 2001 - $337,431,500; 2002 - $507,436,500; 2003 - $406,534,500.
(g) The annualized interest on long-term debt at December 31, 1998, was $222 million, of which $210 million was associated with mortgage bonds and $12 million was associated with other long-term debt.

In the fourth quarter of 1998, the Company redeemed $525 million of its First Mortgage Bonds consisting of: $150 million of its 8 3/4% series due 2022, $125 million of its 8 5/8% series due 2022 and $250 million of its 8 1/4% series due 2022 at redemption prices of 105.75, 105.20 and 104.85 plus interest, respectively. As a result, the Company recognized an extraordinary charge of $34 million ($20 million net of income taxes). The extraordinary charge consisted primarily of premiums and the write-off of deferred charges.

13. Short-Term Debt

                                                      1998            1997            1996
---------------------------------------------------------------------------------------------
                                                                         Thousands of Dollars
                                                 --------------------------------------------
Average borrowings                               $   209,261      $   248,111    $    198,090
Average interest rates, computed on daily basis         5.83%            5.83%           5.64%
Maximum borrowings outstanding                   $   525,000      $   464,500    $    369,500
Average interest rates, at December 31                  6.17%            6.74%           6.90%

The Company has a $400 million one-year term loan agreement with a group of banks, which expires on November 30, 1999. At December 31, 1998, $400 million of short-term debt was outstanding under this term loan agreement.

     The Company has a $900 million unsecured revolving credit facility with a group of banks. The credit facility consists of a $450 million 364-day credit agreement and a $450 million three-year credit agreement. The Company uses the credit facility principally to support its $600 million commercial paper program. There was no debt outstanding under this credit facility at December 31, 1998. At December 31, 1998, $125 million of commercial paper was outstanding. At December 31, 1998, the Company had available formal and informal lines of credit with banks aggregating $100 million.

Notes to Consolidated Financial Statements                                  41

14. Income Taxes
Income tax expense (benefit) is comprised of the following components:


For the Years Ended December 31,                 1998                 1997                 1996
---------------------------------------------------------------------------------------------------
                                                                               Thousands of Dollars
                                            -------------------------------------------------------
Included in operations:
Federal
        Current                             $   358,051           $   251,509           $   126,471
        Deferred                               (109,211)              (11,378)              154,564
        Investment tax credit, net              (18,066)              (18,201)              (15,979)
State
        Current                                  95,309                76,689                62,839
        Deferred                                 (6,429)               (5,850)               12,206
                                            -----------           -----------           -----------
                                                319,654               292,769               340,101
                                            ===========           ===========           ===========
Included in extraordinary item:
Federal
        Current                                 (10,583)                 (123)                   --
        Deferred                                     --              (987,234)                   --
State
        Current                                  (3,174)                  (29)                   --
        Deferred                                     --              (303,575)                   --
                                            -----------           -----------           -----------
                                                (13,757)           (1,290,961)                   --
                                            -----------           -----------           -----------
        Total                               $   305,897           $  (998,192)          $   340,101
                                            ===========           ===========           ===========

The total income tax provisions, excluding the extraordinary item, differed from amounts computed by applying the federal statutory tax rate to pre-tax income as follows:

                                                 1998                1997                 1996
---------------------------------------------------------------------------------------------------
                                                                               Thousands of Dollars
                                             ------------------------------------------------------
Net Income                                    $ 532,378             $ 336,558             $ 517,205
Total income tax provisions                     319,654               292,769               340,101
                                              ---------             ---------             ---------
        Income before income taxes            $ 852,032             $ 629,327             $ 857,306
                                              =========             =========             =========

Income taxes on above at federal statutory
 rate of 35%                                  $ 298,211             $ 220,264             $ 300,057
Increase (decrease) due to:
        Property basis differences              (10,262)               40,828                 9,903
        State income taxes, net of federal
         income tax benefit                      57,582                46,046                48,779
        Amortization of investment tax
         credit                                 (18,066)              (18,201)              (15,979)
        Prior period income taxes               (12,951)               (2,985)               (1,707)
        Other, net                                5,140                 6,817                  (952)
                                              ---------             ---------             ---------
        Total income tax provisions           $ 319,654             $ 292,769             $ 340,101
                                              =========             =========             =========
Effective income tax rate                          37.5%                 46.5%                 39.7%
                                              =========             =========             =========

42                                PECO Energy Company and Subsidiary Companies

Provisions for deferred income taxes consist of the tax effects of the following temporary differences:

                                                             1998                 1997                  1996
---------------------------------------------------------------------------------------------------------------
                                                                                           Thousands of Dollars
                                                        -------------------------------------------------------
Deferred generation charges recoverable                 $  (174,787)          $        --           $        --
Depreciation and amortization                               140,448                57,530                42,385
Deferred energy costs                                        (2,491)                2,256                27,374
Retirement and separation programs                          (51,146)              (12,734)               19,746
Incremental nuclear outage costs                             (7,434)                 (981)                2,440
Uncollectible accounts                                        4,764                (1,710)               (2,805)
Reacquired debt                                              (5,026)               (8,607)               (9,578)
Unbilled revenue                                              3,579                (5,110)                3,910
Environmental clean-up costs                                 (3,574)              (15,121)                 (714)
Obsolete inventory                                            4,206                (7,074)                5,829
Limerick plant disallowances and phase-in plan                   --                  (747)                 (747)
AMT credits                                                 (42,067)                   --                83,010
Other nuclear operating costs                                 9,926                (9,892)                   --
Other                                                         7,962               (15,038)               (4,080)
                                                        -----------           -----------           -----------
        Subtotal                                           (115,640)              (17,228)              166,770
Extraordinary item                                               --            (1,290,809)                   --
                                                        -----------           -----------           -----------
        Total                                           $  (115,640)          $(1,308,037)          $   166,770
                                                        ===========           ===========           ===========

The tax effect of temporary differences giving rise to the Company's net deferred tax liability as of December 31, 1998 and 1997 is as follows:

                                                                       Liability or (Asset)
                                                                     1998              1997
------------------------------------------------------------------------------------------------
                                                                           Thousands of Dollars
------------------------------------------------------------------------------------------------
Nature of temporary difference:
Plant basis difference                                          $   2,653,760       $ 2,620,254
Deferred investment tax credit                                        299,999           318,065
Deferred debt refinancing costs                                        37,575           111,651
Other, net                                                           (300,375)         (249,167)
        Deferred income taxes (net) on the balance sheet        $   2,690,959       $ 2,800,803

The net deferred tax liability shown above as of December 31, 1998 and 1997 was comprised of $3,123 and $3,153 million of deferred tax liabilities, and $432 and $352 million of deferred tax assets, respectively.

     In accordance with SFAS No. 71, the Company recorded a recoverable deferred income tax asset of $614 and $586 million at December 31,1998 and 1997, respectively. These balances are applicable only to regulated assets, due to the discontinuance of SFAS No. 71 for the Company's electric generation operations. These recoverable deferred income taxes include the deferred tax effects associated principally with liberalized depreciation accounted for in accordance with the ratemaking policies of the PUC, as well as the revenue impacts thereon, and assume recovery of these costs in future rates.

     The Internal Revenue Service (IRS) has completed and settled its examinations of the Company's federal income tax returns through 1990 which resulted in a net increase of $11 million in credits available for carry forward. The 1991 through 1993 federal income tax returns have been examined and the Company and the IRS are in the process of settling the audit which will not have an adverse impact on financial condition or results of operations of the Company. The years 1994 through 1996 are currently being examined by the IRS.

Notes to Consolidated Financial Statements                                 43

15. Taxes, Other Than Income - Operating
For the Years Ended December 31,         1998          1997           1996
-----------------------------------------------------------------------------
                                                         Thousands of Dollars
                                    -----------------------------------------
Gross receipts                      $ 155,663     $   163,552     $   160,246
Capital stock                          43,754          48,085          41,972
Real estate                            51,313          69,597          69,185
Payroll                                30,068          25,976          27,585
Other                                  (1,283)          2,881             558
                                    ---------     -----------     -----------
        Total                       $ 279,515     $   310,091     $   299,546
                                    =========     ===========     ===========
16. Leases
Leased property included in utility plant was as follows:

At December 31,                         1998            1997
-------------------------------------------------------------
                                         Thousands of Dollars
                                    -------------------------
Nuclear fuel                        $ 523,325     $   521,921
Electric plant                          2,321           2,321
                                    ---------     -----------
Gross leased property                 525,646         524,242
                                    ---------     -----------
Accumulated amortization             (371,338)       (348,309)
        Net leased property         $ 154,308     $   175,933
                                    =========     ===========

Nuclear fuel is amortized as the fuel is consumed. Amortization of leased property totaled $60, $39 and $31 million for the years ended December 31, 1998, 1997 and 1996, respectively. Other operating expenses included interest on capital lease obligations of $9 million in 1998, 1997 and 1996, respectively.

Minimum future lease payments as of December 31, 1998 were:

For the Years Ending December 31,                           Capital Leases        Operating Leases         Total
-----------------------------------------------------------------------------------------------------------------
                                                                                             Thousands of Dollars
                                                              ---------------------------------------------------
1999                                                          $   69,026            $    48,806        $  117,832
2000                                                              65,714                 45,457           111,171
2001                                                              32,439                 42,850            75,289
2002                                                                  92                 42,056            42,148
2003                                                                  92                 49,386            49,478
Remaining years                                                      721                511,164           511,885
                                                              ----------            -----------        ----------
Total minimum future lease payments                           $  168,084            $   739,719        $  907,803
Imputed interest (rates ranging from 6.5% to 17.0%)              (13,776)           ===========        ==========
                                                              ----------
        Present value of net minimum future lease payments    $  154,308
                                                              ----------

Rental expense under operating leases totaled $69 million in 1998 and $74 million in 1997 and 1996, respectively.

44                                 PECO Energy Company and Subsidiary Companies

17. Jointly Owned Electric Utility Plant
The Company's ownership interests in jointly owned electric utility plant at December 31, 1998, were as follows:

                                                                                                  Transmission
                                                             Production Plants                   and Other Plant
                                           ----------------------------------------------------- ---------------
                                            Peach Bottom     Salem        Keystone    Conemaugh
                                           -----------------------------------------------------
                                                         Public Service     GPU          GPU
                                            PECO Energy   Electric and   Generating  Generating       Various
Operator                                      Company      Gas Company     Corp.        Corp.        Companies
-----------------------------------------------------------------------------------------------------------------
Participating interest                          42.49%       42.59%        20.99%        20.72%      21% to 43%
Company's share (Thousands of Dollars)
Utility plant                              $  347,001   $   20,026   $   118,256   $   190,672       $   82,078
Accumulated depreciation                      183,383       12,929        73,644        91,052           32,638
Construction work in progress                  22,586        1,632         1,770         3,865            1,300

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

18. Cash and Cash Equivalents
For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The following disclosures supplement the accompanying Statements of Cash Flows:

                                                     1998           1997          1996
-----------------------------------------------------------------------------------------
                                                                     Thousands of Dollars
                                                 ----------------------------------------
Cash paid during the year:
        Interest (net of amount capitalized)     $   384,932   $    405,838   $   415,063
        Income taxes (net of refunds)                346,539        345,232       251,554
Noncash investing and financing:
        Capital lease obligations incurred            38,307         32,909        33,063

19. Investments

At December 31,                                                1998             1997
---------------------------------------------------------------------------------------
                                                                   Thousands of Dollars
                                                           ----------------------------
Trust accounts for decommissioning nuclear plants          $    377,970     $   320,442
Telecommunications ventures                                      48,391          85,601
Energy services and other ventures                               39,359          65,578
Nonutility property                                              40,456          24,697
Other                                                            44,728          19,517
                                                           ------------     -----------
        Total                                              $    550,904     $   515,835
                                                           ============     ===========

20. Financial Instruments

Fair values of financial instruments, including liabilities, are estimated based on quoted market prices for the same or similar issues. The carrying amounts and fair values of the Company's financial instruments as of December 31, 1998 and 1997 were as follows:

Thousands of Dollars                                                          1998                            1997
----------------------------------------------------------------------------------------------------------------------------
                                                                     Carrying        Fair          Carrying           Fair
                                                                      Amount         Value           Amount          Value
                                                                   ---------------------------------------------------------
Non-derivatives:
Assets
        Cash and temporary cash investments                        $     48,083    $   48,083    $    33,404    $     33,404
        Trust accounts for decommissioning nuclear plants               377,970       377,970        320,442         320,442
Liabilities
        Long-term debt (including amounts due within one year)        3,281,115     3,404,250      4,100,228       4,210,885
Derivatives:
        Treasure forwards                                                    --          (300)            --              --
        Forward interest rate swaps                                          --        (4,400)            --              --

Notes to Consolidated Financial Statements                                45

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

     The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes are available for all of the Company's derivatives.

     The anticipated issuance of Transition Bonds significantly exposes the Company to market risks of changes in interest rates. Derivative financial instruments are used by the Company to reduce these risks.

     The Company has entered into treasury forwards in an aggregate notional amount of $4 billion with an average interest rate of 4.71%. The Company has entered into forward starting interest rate swaps in the aggregate notional amount of $713 million with an average interest rate of 5.72%. The notional amount of derivatives do not represent amounts that are exchanged by the parties and, thus, are not a measure of the Company's exposure. The amounts exchanged are calculated on the basis of the notional or contract amounts, as well as on the other terms of the derivatives, which relate to interest rates and the volatility of these rates.

     The Company would be exposed to credit-related losses in the event of non-performance by the counterparties that issued the derivative instruments. The Company does not expect that counterparties to the interest rate swaps and treasury forwards will fail to meet these obligations, given their high credit ratings. The credit exposure of derivatives contracts is represented by the fair value of contracts at the reporting date. The Company's interest-rate swaps are documented under master agreements. Among other things, these agreements provide for a maximum credit exposure for both parties. Payments are required by the appropriate party when the maximum limit is reached. The same maximum credit exposure applies to the treasury forwards.

21. Early Retirement and Separation Program
In April 1998, the Board of Directors authorized the implementation of a retirement incentive program and an enhanced severance benefit program. The retirement incentive program allowed employees age 50 and older, who have been designated as excess or who are in job classifications facing reduction, to retire from the Company. The enhanced severance benefit program provided non-retiring excess employees with fewer than ten years of service benefits equal to two weeks pay per year of service. Non-retiring excess employees with more than ten years of service receive benefits equal to three weeks pay per year of service.

     Through its Cost Competitiveness Review (CCR), the Company identified 1,157 employees across the Company who were considered excess or were in job classifications facing reduction. Of the 1,157 employees, 711 were eligible for and agreed to take the retirement incentive program. The remaining employees are eligible for the enhanced severance benefit program. The Company has eliminated approximately 422 positions as of December 31, 1998 through both attrition and the early retirement and severance program. The Company expects an additional 735 positions to be eliminated during 1999 and 2000.

     The Company recorded an early retirement and separation program charge to earnings of $125 million ($74 million, net of income taxes) in the fourth quarter of 1998 to recognize costs related to the CCR workforce reduction program. This charge consisted of the following: $121 million for the actuarially determined pension and other postretirement benefits costs and $4 million for outplacement services costs and the continuation of benefits for one year. Approximately $0.8 million of the $125 million charge was related to the Company's non-utility operations and accordingly was recorded in Other Income and Deductions. All cash payments related to the early retirement and severance program are expected to be funded through the assets of the Company's Service Annuity Plan.

22. Other Income and Deductions
Settlement of Salem Litigation
On December 31, 1997, the Company received $70 million pursuant to the May 1997 settlement agreement with Public Service Electric and Gas Company resolving a suit filed by the Company concerning the shutdown of Salem. During the second quarter of 1997, the Company recorded $70 million ($41 million net of income taxes) as Other Income.


Ventures
The Company periodically reviews its investments to determine that they are properly valued in its financial statements. Other Income and Deductions reflects write-offs of these investments of $10 million and $20 million in 1998 and 1997, respectively.

46

23. Regulatory Assets and Liabilities
At December 31, 1998 and 1997, the Company had deferred the following regulatory assets on the Consolidated Balance Sheets:

                                                              1998               1997
------------------------------------------------------------------------------------------
                                                                      Thousands of Dollars
                                                        ----------------------------------
Competitive transition charge                           $   5,274,624       $   5,274,624
Recoverable deferred income taxes (see note 14)               614,445             585,661
Deferred generation costs recoverable in current rates             --             424,497
Loss on reacquired debt                                        77,165              83,918
Compensated absences                                            4,289               3,881
Deferred energy costs                                          29,847              35,665
Non-pension postretirement benefits                            90,915              97,409
                                                        -------------       -------------
        Total                                           $   6,091,285       $   6,505,655
                                                        =============       =============

24. Quarterly Data (Unaudited)
The data shown below include all adjustments which the Company considers necessary for a fair presentation of such amounts:

                                                  Operating Revenues            Operating Income             Net Income (Loss)
                                             ----------------------------------------------------------------------------------
Millions of Dollars                              1998            1997            1998        1997            1998         1997
-------------------------------------------------------------------------------------------------------------------------------
Quarter ended
March 31                                     $    1,173      $    1,163      $    285     $    302   $        114     $    113
June 30                                           1,207           1,032           362          250            151          123
September 30                                      1,774           1,278           546          388            274          158
December 31                                       1,056           1,145            90           66            (26)      (1,891)

                                                  Earnings Applicable            Average Shares                   Earnings
                                                    to Common Stock                Outstanding               Per Average Share
                                             ----------------------------------------------------------------------------------
Millions of Dollars (except per share data)      1998             1997          1998         1997            1998         1997
-------------------------------------------------------------------------------------------------------------------------------
Quarter ended
March 31                                     $      110        $    109         222.5        222.5   $       0.50     $   0.49
June 30                                             148             118         222.7        222.5           0.66         0.53
September 30                                        270             154         223.1        222.5           1.21         0.69
December 31                                         (28)         (1,895)        224.5        222.5          (0.13)       (8.51)

The increase in 1998 second quarter results was primarily due to increased
operating revenues net of related fuel costs.   Revenues from wholesale
sales increased significantly compared to 1997. Second quarter 1998 earnings also benefited from the full return to service of Salem which decreased the cost of fuel purchases and outage-related costs compared to 1997, from decreased operating and maintenance expense and from reduced uncollectible expenses.

     The increase in 1998 third quarter results was due primarily to increased operating revenues net of related fuel costs. Revenues from wholesale sales increased significantly compared to 1997. Third quarter earnings also benefited from the full return to service of Salem, reduction of operating and maintenance costs, reduction of uncollectible expenses and a one-time refund of gross receipts tax.

     The increase in the fourth quarter results was primarily due to the extraordinary charge of $8.24 per share recorded in 1997 resulting from deregulation of the Company's electric generation operations; several one-time adjustments for changes in employee benefits; write-offs of information systems development charges reflecting clarification of accounting guidelines and additional reserves to revise estimates for accruals; higher income tax adjustments; and higher losses from the Company's non-utility ventures. This increase was partially offset by an Early Retirement and Severance charge and an extraordinary charge for the premiums paid in connection with the redemption of higher-cost, long-term debt recorded in the fourth quarter of 1998.

Notes to Consolidated Financial Statements                                  47

Financial Statistics



Summary of Earnings and Financial Condition

For the Years Ended December 31,                1998            1997        1996            1995            1994            1993
--------------------------------------------------------------------------------------------------------------------------------
                                                                                      Millions of Dollars, except per share data
                                         ---------------------------------------------------------------------------------------
Income Data
Operating Revenues                          $    5,210     $    4,618       $   4,284     $   4,186       $  4,041      $  3,988
Operating Income                                 1,283          1,006           1,249         1,401          1,064         1,390
Income before Extraordinary Item                   532            337             517           610            427           591
Extraordinary Item (net of income taxes)           (20)        (1,834)             --            --             --            --
Net Income (Loss)                                  513         (1,497)            517           610            427           591
Earnings Applicable to Common Stock                500         (1,514)            499           587            389           542

Earnings per Average Common Share
        Before Extraordinary Item                 2.33           1.44            2.24          2.64           1.76          2.45
Extraordinary Item                               (0.09)         (8.24)             --            --             --            --
Earnings per Average Common Share                 2.24          (6.80)           2.24          2.64           1.76          2.45

Dividends per Common Share                        1.00           1.80           1.755          1.65          1.545          1.43
Common Stock Equity                              13.61          12.25           20.88         20.40          19.41         19.25
Average Shares of Common Stock
        Outstanding (Millions)                   223.2          222.5           222.5         221.9          221.6         221.1

At December 31,
--------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Net Utility Plant                           $    4,610     $    4,495       $  10,760     $  10,758       $ 10,829      $ 10,763
Leased Property, net                               154            176             182           181            174           194
Total Current Assets                               569          1,003             420           426            427           515
Total Deferred Debits and
        Other Assets                             6,715          6,683           3,899         3,944          3,992         3,905
                                            ----------     ----------       ---------     ---------       --------      --------
        Total Assets                        $   12,048     $   12,357       $  15,261     $  15,309       $ 15,422      $ 15,377
                                            ==========     ==========       =========     =========       ========      ========
Common Shareholders' Equity                 $    3,057     $    2,727       $   4,646     $   4,531       $  4,303      $  4,263
Preferred and Preference Stock
        Without Mandatory Redemption               137            137             199           199            277           423
        With Mandatory Redemption                   93             93              93            93             93           187
Company Obligated Mandatorily
        Redeemable Preferred
        Securities of a Partnership                349            352             302           302            221            --
Long-Term Debt                                   2,920          3,853           3,936         4,199          4,786         4,884
                                            ----------     ----------       ---------     ---------       --------      --------
        Total Capitalization                     6,556          7,162           9,176         9,324          9,680         9,757
Total Current Liabilities                        1,735          1,619           1,103         1,052            850           954
Total Deferred Credits and
        Other Liabilities                        3,757          3,576           4,982         4,933          4,892         4,666
                                            ----------     ----------       ---------     ---------       --------      --------
        Total Capitalization and
        Liabilities                         $   12,048     $   12,357       $  15,261     $  15,309  $      15,422  $     15,377
                                            ==========     ==========       =========     =========       ========      ========

Operating Statistics

For the Years Ended December 31,                          1998         1997          1996         1995          1994         1993
----------------------------------------------------------------------------------------------------------------------------------
Electric Operations
Output (Millions of Kilowatthours)
Fossil                                                   10,262        9,659        10,856       10,792        11,239       10,352
Nuclear                                                  29,732       25,853        24,373       25,499        28,195       27,026
Hydro                                                     1,715        1,558         2,404        1,425         1,970        1,699
Pumped storage output                                     1,426        1,403         1,540        1,741         1,596        1,478
Pumped storage input                                     (1,853)      (1,924)       (2,230)      (2,507)       (2,256)      (2,192)
Purchase and interchange                                 34,075       29,615        19,539       13,945         6,164        6,447
Internal combustion                                         176          144           179          175           106           56
                                                     ----------   ----------   -----------  -----------   -----------   ----------
        Total electric output                            75,533       66,308        56,661       51,070        47,014       44,866
                                                     ==========   ==========   ===========  ===========   ===========   ==========
Sales (Millions of Kilowatthours)
Residential                                              10,623       10,407        10,671       10,636        10,859       10,609
Small commercial and industrial                           6,888        6,685         6,491        6,200         6,150        5,769
Large commercial and industrial                          15,678       15,034        15,208       15,763        15,968       15,956
Other                                                       803          841           902          860           791          771
Unbilled                                                    131           70          (327)         535          (205)          31
                                                     ----------   ----------   -----------  -----------   -----------   ----------
        Service territory                                34,123       33,037        32,945       33,994        33,563       33,136
Interchange sales                                         3,483        1,927           935          496           768          457
Sales to other utilities                                 37,258       28,893        20,243       14,041        10,039        8,670
                                                     ----------   ----------   -----------  -----------   -----------   ----------
        Total electric sales                             74,864       63,857        54,123       48,531        44,370       42,263
                                                     ==========   ==========   ===========  ===========   ===========   ==========
Number of Customers, December 31,
Residential                                           1,343,791    1,333,861     1,324,448    1,321,379     1,350,210    1,341,873
Small commercial and industrial                         145,055      144,142       142,431      141,653       143,605      142,363
Large commercial and industrial                           3,248        3,308         3,299        3,394         3,603        3,742
Other                                                     1,150        1,094         1,051          959           944          888
                                                     ----------   ----------   -----------  -----------   -----------   ----------
        Total electric customers                      1,493,244    1,482,405     1,471,229    1,467,385     1,498,362    1,488,866
                                                     ==========   ==========   ===========  ===========   ===========   ==========
Operating Revenues (Millions of Dollars)
Residential                                          $    1,377   $    1,357   $     1,370  $     1,379   $     1,371   $    1,351
Small commercial and industrial                             784          779           749          730           710          679
Large commercial and industrial                           1,067        1,077         1,098        1,135         1,149        1,168
Other                                                       150          148           140          137           136          161
Unbilled                                                      1           19           (26)          43           (11)          (1)
                                                     ----------   ----------   -----------  -----------   -----------   ----------
        Service territory                                 3,379        3,380         3,331        3,424         3,355        3,358
Interchange sales                                           211           59            26           17            23           14
Sales to other utilities                                  1,221          728           498          334           247          233
                                                     ----------   ----------   -----------  -----------   -----------   ----------
        Total electric revenues $                         4,811   $    4,167   $     3,855  $     3,775   $     3,625   $    3,605
                                                     ==========   ==========   ===========  ===========   ===========   ==========
Operating Expenses
Operating expenses, excluding
        depreciation and amortization                $    2,993   $    2,698   $     2,244  $     2,026   $     2,209   $    1,894
Depreciation and amortization                               611          553           462          431           416          401
                                                     ----------   ----------   -----------  -----------   -----------   ----------
        Total operating expenses                          3,604        3,251         2,706        2,457         2,625        2,295
                                                     ----------   ----------   -----------  -----------   -----------   ----------
Electric Operating Income                            $    1,207   $      916   $     1,149  $     1,318   $     1,000   $    1,310
                                                     ==========   ==========   ===========  ===========   ===========   ==========
Average Use per Residential Customer (Kilowatthours)
Without electric heating                                  6,948        6,695         6,771        6,908         6,736        6,727
With electric heating                                    15,398       16,400        17,946       17,189        17,527       17,096
All customers                                             7,935        7,830         8,074        8,130         8,041        7,970
Electric Peak Load, Demand
        (Thousands of Kilowatts)                          7,108        7,390         6,509        7,244         7,227        7,100
Net Electric Generating Capacity-
        Year-end Summer Rating
        (Thousands of Kilowatts)                          9,262        9,204         9,201        9,078         8,956        8,877
Cost of Fuel per Million BTU                         $     0.82   $     0.84   $      0.93  $      0.87   $      0.89   $     0.90
BTU per Net Kilowatthour Generated                       10,496       10,737        10,682       10,705        11,617       10,675

Notes to Consolidated Financial Statements

Operating Statistics (continued)
For the Years Ended December 31,                1998            1997           1996           1995          1994          1993
--------------------------------------------------------------------------------------------------------------------------------
Gas Operations
Sales (Millions of Cubic Feet)
Residential                                      1,496          1,614          1,681          1,516         1,636          1,637
House heating                                   28,402         32,666         35,471         30,698        32,246         30,242
Commercial and industrial                       16,757         19,830         20,999         18,464        19,762         18,635
Other                                              554            673          2,571          1,582         7,039          9,733
Unbilled                                          (440)           212         (1,306)         1,710          (474)           676
                                             ---------     ----------     ----------     ----------    ----------     ----------
        Total gas sales                         46,769         54,995         59,416         53,970        60,209         60,923
Gas transported for customers                   28,204         30,412         27,891         48,531        29,801         22,946
                                             ---------     ----------     ----------     ----------    ----------     ----------
        Total gas sales and
        gas transported                         74,973         85,407         87,307        102,501        90,010         83,869
                                             =========     ==========     ==========     ==========    ==========     ==========
Number of Customers
Residential                                     55,417         55,592         56,003         56,533        57,122         59,573
House heating                                  324,081        314,335        303,996        295,481       287,481        277,500
Commercial and industrial                       35,931         35,215         34,182         33,308        32,292         31,573
                                             ---------     ----------     ----------     ----------    ----------     ----------
        Total gas customers                    415,429        405,142        394,181        385,322       376,895        368,646
                                             =========     ==========     ==========     ==========    ==========     ==========
Operating Revenues (Millions of Dollars)
Residential                                  $      16      $      17      $      16      $      15     $      16      $      15
House heating                                      236            265            249            236           238            202
Commercial and industrial                          125            145            133            126           128            110
Other                                                2              3             11              5            20             28
Unbilled                                            (3)            (1)            (4)             7            (3)             5
                                             ---------     ----------     ----------     ----------    ----------     ----------
        Subtotal                                   376            429            405            389           399            360
Other revenues (including gas
        transported for customers)                  24             22             24             22            17             23
                                             ---------     ----------     ----------     ----------    ----------     ----------
        Total gas revenues                   $     400      $     451      $     429      $     411     $     416      $     383
                                             ---------     ----------     ----------     ----------    ----------     ----------
Operating Expenses
Operating expenses, excluding
        depreciation and amortization        $     291      $     333      $     302      $     302     $     326      $     279
Depreciation and amortization                       32             28             27             26            26             24
                                             ---------     ----------     ----------     ----------    ----------     ----------
        Total operating expenses                   323            361            329            328           352            303
                                             ---------     ----------     ----------     ----------    ----------     ----------
Gas Operating Income                         $      77      $      90      $     100      $      83     $      64      $      80
                                             =========     ==========     ==========     ==========    ==========     ==========

Securities Statistics
Ratings on PECO Energy Company's securities

                                                 Mortgage Bonds                      Preferred Stock
                                             --------------------------------------------------------------
                                                            Date                                   Date
Agency                                        Rating     Established              Rating        Established
------------------------------------------------------------------------------------------------------------
Duff and Phelps, Inc.                           A-         10/98                    BBB           10/98
Fitch Investors Service, Inc.                   A-          9/92                    BBB+           9/92
Moody's Investors Service                       Baa1        4/92                    baa2           4/92
Standard & Poor's Corporation                   BBB+        4/92                    BBB-           2/99

NYSE-Composite Common Stock Prices, Earnings and Dividends by Quarter (Per
Share)

                                      1998                                     1997
                ------------------------------------------------------------------------------------------
                 Fourth     Third      Second       First      Fourth      Third      Second       First
                Quarter    Quarter     Quarter     Quarter     Quarter    Quarter     Quarter     Quarter
                ------------------------------------------------------------------------------------------
High price      $42-3/16   $36-3/4    $ 30-5/8    $24-11/16   $ 25-1/8   $ 24-5/16    $21-1/8    $  26-3/8
Low price       $ 36-1/2   $28-1/2    $21-3/16    $  18-7/8   $21-7/16   $  20-3/4    $18-3/4    $      20
Close           $ 41-3/4   $36-3/4    $29-3/16    $  22-1/8   $ 24-1/4   $ 23-7/16    $    21    $  20-3/8
Earnings        $  (0.13)  $  1.21    $   0.66    $    0.50   $  (8.51)  $    0.69    $  0.53    $    0.49
Dividends       $   0.25   $  0.25    $   0.25    $    0.25   $   0.45   $    0.45    $  0.45    $    0.45

50                                 PECO Energy Company and Subsidiary Companies

Board of Directors

Susan W. Catherwood (55)
Chairman, Trustee Board,
The University of Pennsylvania Medical Center and Health System

Daniel L. Cooper (63)
Former Vice President and General Manager, Nuclear Services Division Gilbert/Commonwealth, Inc.

M. Walter D'Alessio (65)
President and Chief Executive Officer,
Legg Mason Real Estate Services
(Commercial mortgage banking and pension fund advisors)

G. Fred DiBona, Jr. (47)(1)
President and Chief Executive
Officer,
Independence Blue Cross

R. Keith Elliott (56)
Chairman, Chief Executive Officer,
Hercules, Inc.

Richard H. Glanton (52)(1)
Partner of the law firm Reed Smith
Shaw and McClay

Rosemarie B. Greco (52)(2)
Former President and
Chief Executive Officer,
Private Industry Council

Corbin A. McNeill, Jr. (59)(1)
Chairman of the Board
President and Chief Executive
Officer of the Company

John M. Palms, PhD. (63)
President,
University of South Carolina

Joseph F. Paquette, Jr. (64)(1)
Former Chairman of the Board of
Directors of the Company

Ronald Rubin (67)
Chief Executive Officer,
Pennsylvania Real Estate Investment Trust

Robert Subin (60)
Former Senior Vice President,
Campbell Soup Company

Officers

Corbin A. McNeill, Jr. (59)
Chairman of the Board of Directors
President and Chief Executive Officer

Gerald R. Rainey (49)(9)
President and Chief Nuclear Officer,
PECO Nuclear

Nancy J. Bessey (45)(6)
President, Power Team

Gregory A. Cucchi (49)(10)
Senior Vice President,
Corporate and President,
PECO Energy Ventures

James W. Durham (61)
Senior Vice President
and General Counsel

Michael J. Egan (45)
Senior Vice President, Finance
and Chief Financial Officer

Kenneth G. Lawrence (51)(10)
Senior Vice President,
Corporate and President,
PECO Energy Distribution

William H. Smith, III (50)
Senior Vice President,
Business Services Group

David W. Woods (41)(14)
Senior Vice President,
Corporate and Public Affairs

John B. Cotton (53)(11)
Special Projects, PECO Nuclear

John Doering, Jr. (55)(4)
Vice President, Peach Bottom Atomic Power Station

Gregory P. Dudkin (41)(6)
Vice President, Operations,
PECO Energy Distribution

Drew B. Fetters (47)(10)
Vice President,
Nuclear Development,
PECO Nuclear

Jean H. Gibson (42)(8)
Vice President and Controller

Joseph J. Hagan (48)(16)
Senior Vice President,
Nuclear Operations,
PECO Nuclear

Paul E. Haviland (44)(5)
Vice President,
Corporate Development

Thomas P. Hill, Jr. (50)(7)
Vice President, Regulatory and
External Affairs, PECO Energy
Distribution

Christine A. Jacobs (46)(13)
Vice President, Support Services

Suzanne L. Keenan (34)(6)
Vice President, Customer & Marketing Services,
PECO Energy Distribution

Cassandra A. Matthews (48)
Vice President, Information
Technology and Chief Information Officer

John P. McElwain (48)(15)
Vice President,
Nuclear Projects, PECO Nuclear

J. Barry Mitchell (51)
Vice President, Treasury and
Evaluation, and Treasurer

James A. Muntz (41)(16)
Vice President, Fossil Operations

James D. von Suskil (52)(3)
Vice President,
Limerick Generating Station,
PECO Nuclear

Richard G. White (40)(12)
Vice President, Corporate Planning

Katherine K. Combs (48)
Corporate Secretary

Edward J. Cullen, Jr. (51)
Assistant Corporate Secretary

Todd D. Cutler (38)
Assistant Corporate Secretary

Diana Moy Kelly (44)
Assistant Treasurer

George R. Shicora (52)
Assistant Treasurer and
Cash Manager

(1)     Member of the Executive
        Committee of the Board of
        Directors
(2)     Elected February 23, 1998
(3)     Effective January 26, 1998
(4)     Effective March 2, 1998
(5)     Effective March 4, 1998
(6)     Effective April 8, 1998
(7)     Effective April 9, 1998
(8)     Effective May 31, 1998
(9)     Effective June 1, 1998
(10)    Effective June 22, 1998
(11)    Effective August 14, 1998
(12)    Effective September 28, 1998
(13)    Effective November 9, 1998
(14)    Effective December 1, 1998
(15)    Effective January 6, 1999, no
        longer an officer of  PECO Energy
(16)    Effective January 26, 1999

Stock Exchange Listings
Most Company securities are listed on the New York Stock Exchange and the Philadelphia Stock Exchange under PE.

Dividends
The Company has paid dividends on its common stock continually since 1902. The Board of Directors normally considers common stock dividends for payment in March, June, September and December. The Company expects that the $1.00 per share dividend paid to common shareholders in 1998 is fully taxable as dividend income for federal income tax purposes.

Shareholders may use their dividends to purchase additional shares of common stock through the Company's Dividend Reinvestment and Stock Purchase Plan (Plan). The Company pays all brokerage and service fees for Plan purchases. All shareholders have the opportunity to invest additional funds in common stock of the Company, whether or not they have their dividends reinvested, with all purchasing fees paid by the Company.

In 1998, over 57 percent of the Company's common shareholders were participants in the Plan. Information concerning the Plan may be obtained from: EquiServe, PECO Energy Company Plan, P.O. Box 2598, Jersey City, NJ 07303-2598.

Comments Welcomed
The Company is always pleased to answer questions and provide information. Please address your comments to Katherine K. Combs, Corporate Secretary, PECO Energy Company, 2301 Market Street, P.O. Box 8699, Philadelphia, PA 19101-8699.

Inquiries relating to shareholder accounting records, stock transfer and change of address should be directed to: EquiServe, P.O. Box 2500, Jersey City, NJ 07303-2500.

Toll-Free Telephone Lines
Toll-free telephone lines are available to the Company's shareholders for inquiries concerning their stock ownership. Calls should be directed to 1-800-626-8729.

For current Company news call 1-888-340-7326

Shareholder Information

Annual Meeting
The Annual Meeting of the Shareholders of the Company will be held at the Sunnybrook Ballroom and Conference Center in Pottstown, Pennsylvania on April 27, 1999, at 9:30 AM. The record date for voting at the shareholders' meeting is March 5, 1999. Prompt return of proxies will be appreciated.

To vote your proxy over the internet visit http://www.vote-by-net.com

To receive future Annual Reports and proxy statements electronically, sign-up at:
http://www.vote-by-net.com/signup/peco

Form 10-K
Form 10-K, the annual report filed with the Securities and Exchange Commission, is available without charge to shareholders by calling 1-888-340-7326 or by obtaining a copy from our internet site http://www/peco.com/investor.

Shareholders
The Company had 142,794 shareholders of record of common stock as of December 31, 1998.

Transfer Agents and Registrars
Preferred and Common Stock Registrar and Transfer Agent: First Chicago Trust, Division of EquiServe, (1-800-626-8729)
P.O. Box 2500, Jersey City, NJ 07303-2500

First and Refunding Mortgage Bond Trustee:
First Union National Bank, (1-800-665-9343)
Corporate Trust Operations Customer Information Center
Redemption Bldg 3C3
1525 West W.T. Harris Blvd.Charlotte, NC 28288-1153

Internet Site
Visit our internet site at http://www.peco.com

General Office
2301 Market Street
Philadelphia, Pennsylvania 19103
(215) 841-4000